Exhibit 99.1

NI 43-101 Technical Report

Greenstone Property, Ontario, Canada

Equinox Gold Corp.

Prepared by:

SLR Consulting (Canada) Ltd.

SLR Project No.: 123.020701.00001

Effective Date:

December 31, 2025

Signature Date:

March 30, 2026

Revision: 3

Making Sustainability Happen

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

NI 43-101 Technical Report, Greenstone Property, Ontario, Canada

SLR Project No.: 123.020701.00001

Prepared by

SLR Consulting (Canada) Ltd.

55 University Ave., Suite 501

Toronto, ON M5J 2H7

for

Equinox Gold Corp.

Suite 1501 – 700 West Pender St.

Vancouver, BC V6C 1G8

Canada

Effective Date - December 31, 2025

Signature Date - March 30, 2026

Prepared by:

Alex Thompson, P.Geo.

Niel de Bruin, P.Geo.

Kelly Boychuk, P.Eng.

Philippe Lebleu, P.Eng.

Scott Davidson, P.Geo.

Neil Lincoln, P.Eng.

Peer Reviewed by:

Donald Cameron, P.G.

Linda Dufour, P.Eng.

Balaji Subrahmanyan, SME(RM)

Mark Thorpe, Ph.D.

Jason J. Cox, P.Eng.

Approved by: Project Manager Balaji Subrahmanyan, SME(RM) Project Director Grant A. Malensek, P.Eng.

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Table of Contents

1.0 Summary	1-14
1.1 Introduction	1-14
1.2 Technical Summaries	1-14
1.3 Interpretation and Conclusions	1-26
1.4 Recommendations	1-27
2.0 Introduction	2-1
2.1 Terms of Reference and Purpose	2-1
2.2 Qualified Persons	2-1
2.3 Sources of Information	2-2
2.4 List of Abbreviations	2-3
3.0 Reliance on Other Experts	3-1
4.0 Property Description and Location	4-1
4.1 Location and Access	4-1
4.2 Property Description	4-2
4.3 Permits	4-10
4.4 Environmental Liabilities	4-10
4.5 Significant Risks	4-10
5.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography	5-1
5.1 Accessibility	5-1
5.2 Climate	5-2
5.3 Local Resources	5-3
5.4 Infrastructure	5-3
5.5 Physiography	5-4
6.0 History	6-1
6.1 Hardrock Property	6-1
6.2 Brookbank Property	6-8
6.3 Viper Property	6-11
7.0 Geological Setting and Mineralization	7-1
7.1 Greenstone Mine Regional Geological Setting	7-1
7.2 Property Geology	7-4
7.3 Alteration	7-7
7.4 Mineralization	7-8
7.5 Other Greenstone Mine Property Deposits	7-18
8.0 Deposit Types	8-1

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

8.1 Hydrothermal Iron Formation-Hosted Gold Deposits	8-1
9.0 Exploration	9-1
10.0 Drilling	10-1
10.1 Greenstone Mine	10-1
10.2 Other Properties – Brookbank, Kailey, and Key Lake	10-7
10.3 Conclusions	10-17
11.0 Sample Preparation, Analyses, and Security	11-1
11.1 Sampling Methods	11-1
11.2 Preparation and Analytical Laboratories	11-5
11.3 Sample Preparation Procedures	11-6
11.4 Analytical Testing	11-7
11.5 Geological Database	11-10
11.6 Sample Security and Storage	11-10
11.7 Quality Assurance and Quality Control Programs	11-11
11.8 Conclusions	11-17
11.9 Recommendations	11-17
12.0 Data Verification	12-1
12.1 Drill Hole and Exploration Data Verification	12-1
12.2 Mining Engineering	12-7
12.3 Metallurgical Testing	12-7
12.4 Environment	12-7
12.5 Infrastructure	12-7
13.0 Mineral Processing and Metallurgical Testing	13-1
13.1 Introduction	13-1
13.2 Feasibility Study Test Work (2014–2015)	13-1
13.3 2019 Test Work Program	13-20
13.4 2024 Gold Deportment Test Work	13-26
13.5 Recommendations	13-28
13.6 Gold Recovery	13-28
14.0 Mineral Resource Estimates	14-1
14.1 Greenstone Mine Mineral Resource Estimate	14-1
14.2 Kailey, Key Lake and Brookbank Deposits Mineral Resource Estimates	14-32
15.0 Mineral Reserve Estimates	15-1
15.1 Mineral Resource Block Model	15-1

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

15.2 Pit Optimization	15-1
15.3 Mine Design	15-5
15.4 Factors Affecting Mineral Reserve Estimates	15-7
15.5 Comments on Mineral Reserve Estimates	15-7
16.0 Mining Methods	16-1
16.1 Mine Designs	16-1
16.2 Production Schedule	16-5
16.3 Mine Operations and Equipment Selection	16-8
16.4 Fleet Management	16-13
16.5 Pit-Slope Monitoring and Voids Management	16-13
16.6 Mining Equipment	16-13
17.0 Recovery Methods	17-1
17.1 Overview	17-1
17.2 Process Description	17-2
17.3 Energy, Water and Process Material Requirements	17-6
18.0 Project Infrastructure	18-1
18.1 Tailings Management	18-1
18.2 Goldfield Creek Diversion	18-5
18.3 Water Management	18-6
18.4 Waste Rock Storage and Ore Stockpiles	18-7
18.5 Power Supply and Distribution	18-8
18.6 Other Infrastructure	18-8
19.0 Market Studies and Contracts	19-1
19.1 Gold Price for Mineral Reserves and Mineral Resources	19-1
19.2 Doré Refining and Gold Bullion Sales	19-1
19.3 Contracts and Agreements	19-1
20.0 Environmental Studies, Permitting, and Social or Community Impact	20-1
20.1 Site Environmental Conditions and Monitoring Programs	20-1
20.2 Environmental Approvals	20-12
20.3 Waste and Waste Management	20-15
20.4 Social and Community Considerations	20-15
20.5 Closure, Decommissioning, and Reclamation	20-16
20.6 Environmental Liabilities and Issues	20-18
21.0 Capital and Operating Costs	21-1

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

21.1 Capital Cost Estimates	21-1
21.2 Operating Cost Estimates	21-1
22.0 Economic Analysis	22-1
23.0 Adjacent Properties	23-1
24.0 Other Relevant Data and Information	24-1
25.0 Interpretation and Conclusions	25-1
25.1 Conclusions	25-1
25.2 Risks and Opportunities	25-4
26.0 Recommendations	26-1
26.1 Quality Control and Quality Assessment Recommendations	26-1
26.2 Exploration Recommendations	26-1
26.3 Geotechnical Recommendations for Mining and Infrastructure	26-1
26.4 Mineral Processing and Metallurgical Testing Recommendations	26-2
26.5 Mining Engineering Recommendations	26-2
26.6 Environmental Recommendations	26-2
26.7 Mineral Resources Recommendations	26-3
27.0 References	27-1
28.0 Date and Signature Date	28-1
29.0 Certificate of Qualified Person	29-1
29.1 Kelly Boychuk	29-1
29.2 Scott Davidson	29-2
29.3 Niel de Bruin	29-3
29.4 Philippe Lebleu, P.Eng.	29-4
29.5 Neil Lincoln	29-5
29.6 Alexander Thompson	29-6
30.0 Appendix	30-1

Tables

Table 1-1: Summary of 2025 Greenstone Mine Mineral Resource (Inclusive of Mineral Reserves)	1-15
Table 1-2: Summary of 2025 Greenstone Mine Mineral Resource (Exclusive of Mineral Reserves)	1-16
Table 1-3: Key Lake Mineral Resource Summary – Effective Date December 31, 2025	1-17
Table 1-4: Kailey Mineral Resource Summary	1-17

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Table 1-5: Brookbank Mineral Resource Summary – Effective Date December 31, 2025	1-18
Table 1-6: Greenstone Mine Open Pit Mineral Reserve Estimate – Effective Date December 31, 2025	1-19
Table 1-7: Process Plant Performance Summary (2024-2025)	1-21
Table 1-8: Non-Sustaining Capital Cost LOM Summary	1-25
Table 1-9: Sustaining Capital Cost LOM Summary	1-25
Table 1-10: Operating Costs Summary	1-25
Table 1-11: Combined Cost Estimate of Recommendations	1-29
Table 2-1: Summary of Qualified Persons	2-1
Table 4-1: Summary of Types of Land Tenure in Greenstone Land Package, as of December 31, 2025	4-3
Table 6-1: Gold Production, Diamond Drilling, and Underground Development Statistics of Past-Producing Mines on Hardrock Property	6-2
Table 6-2: Summary of Post-1980 Exploration Activity on the Greenstone Gold Mine Area of the Hardrock Property	6-3
Table 6-3: Summary of Brookbank Property Exploration History	6-9
Table 6-4: Summary of Viper Property Exploration History	6-11
Table 7-1: Summary of Deformation and Gold Mineralization Events—Beardmore–Geraldton Greenstone Belt	7-3
Table 7-2: Historical and Current Nomenclature of Mineralized Areas at Greenstone Mine	7-17
Table 10-1: Greenstone Mine Drilling History Since 1987	10-1
Table 10-2: Summary of Brookbank Property Drilling Programs	10-10
Table 10-3: Summary of the Kailey Property Drilling Programs	10-13
Table 10-4: Summary of the Key Lake Property Drilling Programs	10-16
Table 11-1: RCGC program CRM Performance, September 2022 to August 2025	11-15
Table 13-1: Composites, PQ Core, and Dilution Sample Comminution Tests Results	13-2
Table 13-2: Comminution Test Results per Lithology	13-2
Table 13-3: Comminution Tests Results	13-3
Table 13-4: Global, Master, Variability, and Low-Grade Sample Composition	13-3
Table 13-5: Select Head Assays	13-4
Table 13-6: Gold Deportment Results	13-5
Table 13-7: Global Composite Whole-of-Ore Leach Results	13-8
Table 13-8: Global Composite Gravity Tailings Leach Results (G-1)	13-8
Table 13-9: Global Composite Gravity Tailings Leach Results (G-2)	13-9
Table 13-10: Global Composite Gravity Tailings Leach Results (G-25 and G-26)	13-10

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Table 13-11: Gravity Tailings Leach Results	13-12
Table 13-12: Two-Stage Cyanide Destruction Discharge Solution Analysis	13-14
Table 13-13: Dynamic-Settling Test Results	13-15
Table 13-14: Underflow Rheology Test Results	13-16
Table 13-15: HPGR Test Sample Preparation Details	13-16
Table 13-16: Labwal Test Results	13-17
Table 13-17: ATWAL Tests Results	13-18
Table 13-18: Bond Ball Mill Grindability Tests Results	13-18
Table 13-19: Head Assays	13-21
Table 13-20: Whole of Ore Cyanidation Leach Summary	13-22
Table 13-21: Gravity Tailings Cyanidation Leach Summary	13-23
Table 13-22: Gold Deportment Test Results	13-27
Table 13-23: Leach Residue Grade Algorithms	13-28
Table 14-1: Summary of the Drilling Database for the Greenstone Mine for the 2025 Mineral Resource Estimate	14-2
Table 14-2: Summary Statistics for the Uncapped Raw Assays	14-9
Table 14-3: Summary Statistics for the 2.5 m Composites (Uncapped)	14-9
Table 14-4: Summary Statistics of Capped 2.5 m Composites	14-9
Table 14-5: Composite Lengths for Arsenic, Sulphur and Iron	14-11
Table 14-6: Capping of Outlier Values for Arsenic and Sulphur	14-11
Table 14-7: Back Transformed Variogram Parameters for All Domains	14-13
Table 14-8: Final Search Ellipsoid Parameters and Threshold Dimensions	14-15
Table 14-9: Bulk Density Assigned to Block Model by Lithology Domain	14-16
Table 14-10: Block Model Properties	14-17
Table 14-11: Volume Comparison Between Wireframes and Block Model	14-20
Table 14-12: Comparison of Mean Block Grades for OK, ID2, ID3, and NN Estimates for Mineralized Domains	14-21
Table 14-13: Comparison of Mean Block Grades with Declustered Composites by Mineralized Domain	14-22
Table 14-14: Comparison of Re-blocked 2025 Mineral Resource Estimate to Plant Adjusted with Mining Actuals to December 31, 2025	14-26
Table 14-15: 2025 Greenstone Mine Pit Optimization Parameters	14-29
Table 14-16: Input Parameters Used for the Underground Cut-Off Grade and Mineable Stopes Generation	14-30
Table 14-17: Summary of Mineral Resource Estimate (Inclusive of Mineral Reserves) for the Greenstone Mine – Effective Date December 31, 2025	14-31

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Table 14-18: 2025 Mineral Resources (Exclusive of Mineral Reserves) for the Greenstone Mine – Effective Date December 31, 2025	14-32
Table 14-19: Length-Weighted Assays Statistics Showing Grade Capping Levels and Metal Loss Factors	14-36
Table 14-20: Length-Weighted 2 m Composite Statistics of Capped Gold Grades by Domain	14-37
Table 14-21: Key Lake Deposit Block Model Attributes	14-38
Table 14-22: Statistical Summary of Bulk-Density Data for the Key Lake Deposit	14-39
Table 14-23: Summary of Search Parameters — Key Lake Deposit	14-40
Table 14-24: Global Statistical Comparison between Blocks and Declustered Composites for all Estimation Passes at Key Lake	14-41
Table 14-25: Economic Parameters used in the Open Pit Analysis for the Key Lake Deposit	14-44
Table 14-26: Summary of the Key Lake Mineral Resource – Effective Date December 31, 2025	14-45
Table 14-27: Length-Weighted Assays Statistics Showing Grade Capping Levels and Metal Loss Factors	14-48
Table 14-28: Length-Weighted 2 m Composite Statistics of Capped Gold Grades by Domain	14-49
Table 14-29: Variogram Parameters for the Kailey Deposit	14-50
Table 14-30: Kailey Deposit Block Model Attributes	14-51
Table 14-31: Statistical Summary of Bulk Density Data for the Kailey Deposit	14-52
Table 14-32: Summary of Search Parameters — Kailey Deposit	14-53
Table 14-33: Economic Parameters used in the Open Pit Analysis for Kailey Deposit	14-55
Table 14-34: Summary of Kailey Open Pit Mineral Resource – Effective Date December 31, 2025	14-56
Table 14-35: Length-Weighted Assays Statistics Showing Grade Capping Levels and Metal Loss Factors	14-60
Table 14-36: Length-Weighted Composite Statistics of Capped Gold Grades by Domain	14-61
Table 14-37: Variogram Parameters for the Brookbank Deposit	14-62
Table 14-38: Brookbank Main Deposit Block Model Attributes	14-62
Table 14-39: Statistical Summary of Bulk Density Data for the Brookbank Deposit	14-63
Table 14-40: Summary of Search Parameters—Brookbank Deposit	14-64
Table 14-41: Global Statistical Comparison between Blocks and Declustered Composites for all Estimation Passes at Brookbank	14-67
Table 14-42: Economic Parameters used in the Open Pit Analysis	14-68
Table 14-43: Economic Parameters used in the Underground Analysis	14-69

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Table 14-44: Summary of the Brookbank Mineral Resource – Effective Date December 31, 2025	14-71
Table 15-1: Greenstone Mine Mineral Reserve Statement – Effective Date December 31, 2025	15-1
Table 15-2: Reconciliation Mining Model versus Plant Actuals (January – October 2025)	15-2
Table 15-3: Greenstone Pit Optimization Parameters	15-2
Table 15-4: Greenstone Mine Pit Optimization Results	15-5
Table 16-1: Pit Phase Design Summary	16-1
Table 16-2: Pit Wall Geotechnical Design Criteria	16-2
Table 16-3: Waste Rock Dump Design Criteria	16-3
Table 16-4: Waste Rock Dump and TMF Storage Requirements	16-4
Table 16-5: LOM Production Schedule	16-7
Table 16-6: Drill and Blast Parameters	16-8
Table 16-7: Pre-Split Parameters	16-10
Table 16-8: Loading Specifications	16-10
Table 16-9: Mining Equipment Usage Assumptions	16-11
Table 17-1: Process Plant Performance Summary (2024-2025)	17-1
Table 18-1: Collection Ponds - Existing	18-7
Table 20-1: Current Permits and Approvals for the Greenstone Gold Mine.	20-12
Table 21-1: Non-Sustaining Capital Cost LOM Summary	21-1
Table 21-2: Sustaining Capital Cost LOM Summary	21-1
Table 21-3: Operating Costs Summary	21-2
Table 21-4: Peak Operations Workforce	21-2
Table 25-1: Greenstone Mine LOM Values	25-1
Table 26-1: Combined Cost estimate of Recommendations	26-3
Table 30-1: List of Hardrock (Kenogamisis) Property Patents, Leases and Mining Licenses of Occupation	30-1
Table 30-3: Brookbank-Kenogamisis Bridge Cell Claims and Leases	30-23
Table 30-4: Brookbank Leases	30-58
Table 30-5: Viper Claims	30-59

Figures

Figure 1-1: LOM Annual Tonnes Mined	1-20
Figure 1-2: Overall Flowsheet	1-22
Figure 4-1: Location of the Greenstone Gold Mine	4-2

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 4-2: Land Tenure Map	4-3
Figure 4-3: Hardrock Property Land Tenure and Past Producing Mines	4-5
Figure 4-4: Hardrock Property Royalties Map	4-6
Figure 4-5: Brookbank and Brookbank-Kenogamisis Bridge Properties’ Land Tenure	4-8
Figure 4-6: Brookbank Property Joint Venture Map & Royalty	4-9
Figure 4-7: Viper Property Land Tenure.	4-10
Figure 5-1: Greenstone Mine Main Access Routes	5-2
Figure 5-2: Greenstone Mine Site Layout	5-4
Figure 6-1: Past-Producing Mines on the Greenstone Gold Mine Claims	6-1
Figure 7-1: Plan of Major Geological Elements—Wabigoon Subprovince	7-2
Figure 7-2: Regional Geology of the Beardmore-Geraldton Area	7-2
Figure 7-3: Geology of Historical Mines near Greenstone Mine	7-4
Figure 7-4: Arkosic Unit within Greywackes, Hardrock Deposit Area, DDH 19-21	7-5
Figure 7-5: Contact of Hardrock Porphyry and Greywacke	7-6
Figure 7-6: Contact of Sheared Gabbro (Right) with BIF (Left), DDH 19-52	7-7
Figure 7-7: Quartz Carbonate Veins and Sericite Carbonate Alteration at the F Zone	7-8
Figure 7-8: Block Diagram of North Zone at the Historical MacLeod–Cockshutt and Hardrock Mines (showing orebodies in black)	7-9
Figure 7-9: Plan View of Greenstone Lithostructural Model showing Mineralized Zones at 300 m (top) and −200 m (bottom) Elevations (Projection: UTM Zone 16; NAD 83)	7-10
Figure 7-10: Cross-Section of Greenstone Mine Lithostructural Model with Mineralized Zones, Looking West; Top: 4200E; Bottom: 4950E	7-11
Figure 7-11: Greenstone Mine, East Pit at West Wall (Porphyry Hill)—Historical Underground Workings Visible Along Deformed Iron Formation-Porphyry Contact	7-13
Figure 7-12: Greenstone Mine, East Pit at Southeast Corner—Folded Porphyry and Greywacke Units Crosscut by Younger Diabase Dykes	7-14
Figure 7-13: Deformed Quartz-Carbonate Stringers in BIF, Headframe Outcrop	7-15
Figure 7-14: Folded Quartz-Carbonate Veins within Altered Quartz-Porphyry, Porphyry Hill Sulphide Replacement Mineralization	7-16
Figure 7-15: Brookbank Property Geology	7-20
Figure 7-16: Exposure of the Brookbank Mineralized Corridor showing Intense Hydrothermal Alteration	7-21
Figure 7-17: Generalized Geology of the Key Lake Property	7-22
Figure 7-18: Example of Fracture-Controlled Pyrite Mineralization in Sericite-Silica Arkosic Wacke, 0.54 g/t Au	7-23
Figure 7-19: Example of Sericite-Altered Quartz-Feldspar Porphyry, 7.75 g/t Au	7-23

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 7-20: Kailey Deposit Geology	7-24
Figure 7-21: 3D View of the Kailey, North, South, and No. 9 Vein Mineralization with the Folded Arkosic Host Unit	7-25
Figure 7-22: Geology of the Viper Property	7-27
Figure 8-1: Setting of Greenstone-Hosted Gold Deposits	8-3
Figure 8-2: Sheeted Quartz-Carbonate Veins Hosted in Greywacke, DDH-19-54	8-5
Figure 10-1: Plan View of RC Grade Control Collars within Phase 1A and Phase 1B Pit Design Boundaries	10-5
Figure 10-2: Plan View, 2025 Diamond Drilling within the Outer Footprint of the Final Pit Design	10-6
Figure 10-3: Vertical Section Looking West of Hole GS25-019 (view clipped +/- 20 m)	10-7
Figure 10-4: Plan View of Brookbank Deposit Area with all Surveyed and Estimated Diamond Drill Collars	10-11
Figure 10-5: Brookbank Deposit – Representative Cross-Section Looking West (view clipped +/- 10 m)	10-12
Figure 10-6: Plan View of Kailey Deposit Area with All Surveyed and Estimated Diamond Drill Collars	10-14
Figure 10-7: Kailey Deposit – Representative Cross-Section Looking Southwest (view clipped +/- 25 m)	10-15
Figure 10-8: Plan View of Key Lake Deposit area with All Surveyed and Estimated Diamond Drill Collars	10-16
Figure 10-9: Key Lake Deposit – Representative Cross-Section Looking West (View clipped +/- 20 m)	10-17
Figure 11-1: Hardab 5K6 Maxidrill RC Drill Rig with Metzke 1200 Cyclone w 3 Chute Cone Splitter (hyd) in Operation	11-1
Figure 11-2: Principal RCGC Sample (Small) and Metallurgical Sample (Large) from a 2 m RCGC Interval	11-2
Figure 11-3: Drill Core—Sawing Shack	11-3
Figure 11-4: Full Bench Sampling of a 10 m Blast Hole	11-4
Figure 11-5: Full Bench Sampling on the “Short Wall” Face of the Spoil Pile	11-5
Figure 11-6: Results of Blank Samples used for Quality Control during RCGC Drilling at Greenstone between September 2022 and August 2025	11-12
Figure 11-7: Standard OREAS 251b results – RCGC Program	11-13
Figure 11-8: Standard OREAS 240b results – RCGC program	11-13
Figure 11-9: Standard OREAS 240 results – RCGC Program	11-14
Figure 11-10: Standard OREAS 235b results – RCGC Program	11-14
Figure 11-11: Standard OREAS 231b results – RCGC program	11-15
Figure 11-12: Field Duplicate Results – RCGC program, September 2022 to August 2025	11-16

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 11-13: Relative Percent Difference versus Average Grade – RCGC program, September 2022 to August 2025	11-17
Figure 13-1: Composite Gravity Recovery Results	13-7
Figure 13-2: Gold Recovery as a Function of Grind Size (Global Composite)	13-11
Figure 13-3: Pilot-Plant Test Third-Cycle Size Distribution	13-20
Figure 14-1: View of All Drilling Used for the 2025 Mineral Resource estimate, Showing the 2025 Resource Pit Shell (Red) for Reference	14-3
Figure 14-2: Inclusion of Late-stage Diabase Dykes and Iron Formation Update	14-4
Figure 14-3: Three-Dimensional View of the 2025 Mineralization	14-6
Figure 14-4: Vertical Section View of the 2025 Mineralization Domains	14-7
Figure 14-5: Underground Void Model Coloured by Void Fill	14-8
Figure 14-6: Probability Plot Au (g/t) for the SP Zone	14-10
Figure 14-7: Normal Score Variogram for the SP Zone (Domain 35)	14-12
Figure 14-8: Back Transformed Variogram Model for the SP Zone (Domain 35)	14-13
Figure 14-9: Plan View Showing Estimated Block Grades	14-18
Figure 14-10: Section 504900 mE Showing Estimated Block Grades, Drill Holes, Mineralized Domains, and 2025 Resource Pit Shell	14-19
Figure 14-11: Section 504800 mE at 25 m Width Showing Estimated Block Grades, Drill Holes, and 2025 Resource Pit Shell	14-20
Figure 14-12: Section 505300 mE at 50 m Width Showing Estimated Block Grades, Drill Holes, and 2025 Resource Pit Shell	14-21
Figure 14-13: Swath Plot for Gold for All Mineralization Domains by Easting	14-23
Figure 14-14: Swath Plots for Gold for All Mineralization Domains by Northing	14-24
Figure 14-15: Swath Plots for Gold for All Mineralization Domains by Elevation	14-25
Figure 14-16: Q:Q Plot Comparing OK, ID2 and NN Estimates for Domain 31 (F Zone)	14-26
Figure 14-17: Plan View (300 m Elevation) and Longitudinal View Looking North (5,503,000 mN) Showing Categorized Mineral Resources	14-29
Figure 14-18: Modelled Domains of the Key Lake Deposit, Looking North	14-34
Figure 14-19: Typical Section at 492100 E (Looking East) Showing the Mineralization Wireframes and Overburden (OVB); Drill Hole Traces Show Gold Grades (g/t)	14-35
Figure 14-20: Example of a Probability Plot for the KL-5 Domain	14-36
Figure 14-21: Plan View of Key Lake Block Model, Wireframes, and Drill Traces	14-38
Figure 14-22: 3D View of Key Lake Gold Grade Distribution Looking North	14-40
Figure 14-23: Swath Plot Comparing Block Gold Grades (Blue) with Capped Composite Gold Grades (Red Dotted) for the 12 Domains Grouped Together, by Easting	14-42
Figure 14-24: 3D View of the Key Lake Deposit Pit Optimization ($2,300 Pit Shell)	14-43

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 14-25: 3D View of the Key Lake Deposit Mineral Resource Classification	14-44
Figure 14-26: 3D View of the Kailey Deposit Showing the Mineralization Domains (Looking Northwest)	14-47
Figure 14-27: Typical Section at 503175 E Showing Mineralization Domains (Looking East)	14-48
Figure 14-28: Example of a Probability Plot for the Main Domain	14-49
Figure 14-29: Example Variogram for the Major Axis of the Kailey Domains	14-50
Figure 14-30: Plan View of Kailey Block Model, Wireframes, and Drill Traces	14-51
Figure 14-31: Kailey Gold Grade Distribution (in g/t) in Resource Block Model, Looking North; Underground Development Shown in Grey	14-53
Figure 14-32: Section View of the Kailey Deposit Pit Optimization ($2,300 Pit Shell), Looking North	14-54
Figure 14-33: Section View of the Kailey Deposit Mineral Resource Classification, Looking North	14-55
Figure 14-34: Mineralization Domains of the Brookbank Deposits, Looking Northwest	14-58
Figure 14-35: Typical Section (Looking East, at 439775 E) Showing the Footwall, Hanging Wall, and Alteration Zone Domains	14-59
Figure 14-36: Example of a Probability Plot for the FW Vein	14-61
Figure 14-37: Plan View of Brookbank Block Model, Wireframes, and Drill Traces	14-63
Figure 14-38: Brookbank Gold-Grade Distribution (in g/t), Looking North	14-66
Figure 14-39: Swath Plot Comparing Block Gold Grades (Blue) with Capped Composite Gold Grades (Red Dotted) for the FW Domain, by Easting	14-67
Figure 14-40: Section View of the Brookbank Mineral Resource Classification, Looking North	14-70
Figure 15-1: Pit Limit Physical Boundary Constraint	15-4
Figure 15-2: 3D View Looking North of Final Open Pit (beige) with Historical Underground Voids (grey)	15-6
Figure 15-3: Ultimate Pit Design	15-7
Figure 16-1: Mining Phases	16-1
Figure 16-2: 3D View of the Conceptual Ore Stockpiles	16-4
Figure 16-3: Ex-pit material by Phase	16-5
Figure 16-4: Annual Mill Feed Tonnage	16-6
Figure 16-5: Annual LOM Ore Stockpile Inventory	16-6
Figure 16-6: Annual Recovered Gold Ounces and Diluted Head Grade	16-7
Figure 16-7: Primary Mine Equipment LOM Requirements	16-14
Figure 17-1: Overall Flowsheet	17-2
Figure 18-1: Tailings Management Facility (October 2025)	18-3

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 20-1: Location of the Greenstone Gold Mine and Project Development Area (PDA)	20-2
Figure 20-2: Greenstone Gold Mine Water Quality Monitoring Stations	20-7
Figure 23-1: Adjacent Properties to Greenstone Gold Mine Claims	23-1

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

1.0	Summary

1.1	Introduction

The Greenstone Property (the Property) comprises the operating Greenstone Gold Mine (the Mine) and Mineral Resources at the Key Lake, Kailey and Brookbank deposits. The Mine formerly known as the Hardrock Project, is 100% owned by Equinox Gold Corp. (Equinox) and was officially opened on August 29, 2024, achieving commercial production on November 6, 2024.

Equinox (TSX: EQX; NYSE American: EQX) is a Canadian-based gold mining company with a diversified portfolio of long-life operations and growth projects across the Americas.

Mining is being carried out using conventional open pit techniques, at a production rate of up to 77 million tonnes (Mt) of material moved per year. Production is ramping up to an ore processing rate of 27,000 tonnes per day (t/d, 9.86 Mt per year [Mt/a]). The mine life is projected to be 14 years, with an additional five years of stockpile processing after mining is completed. Ore is processed via primary and secondary crushing and high pressure grinding roll (HPGR)-Ball mill comminution circuits, followed by a gravity circuit. Gravity tailings are treated via a leach–carbon-in-pulp (CIP) circuit and associated gold recovery and carbon handling circuits to produce gold doré.

This Technical Report supersedes the previous Technical Report titled “Technical Report on the Greenstone Gold Mine, Geraldton, Ontario, Canada” with an effective date of June 30, 2024, and a published date of October 1, 2024. This Technical Report includes updates to the Mineral Resources and Mineral Reserves, based on operational experience gained since the opening of the Mine, and was prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). Qualified Persons (QPs) for this report are employees of Equinox, with report preparation and peer review provided by SLR International Corporation (SLR).

Unless otherwise stated, all the information and data contained in the Technical Report or used in its preparation have been provided by Equinox, and all currencies are expressed in US dollars ($).

1.2	Technical Summaries

1.2.1	Property Description and Land Tenure

The Property is approximately 275 km northeast of Thunder Bay, Ontario. The Property includes three blocks of claims, Hardrock, Brookbank, and Viper, which are spread over a distance of more than 100 km and are in close proximity to the Trans-Canada Highway between the towns of Beardmore and Longlac, Ontario. The Hardrock claim group includes the Hardrock, Key Lake, and Kailey deposits.

The Property, comprising a contiguous block of patented claims, mining leases, licences of occupation, and cell claims, covers 39,843 hectares (ha), of which 16,108 ha relates to Mine claims. All claims, leases, and licences of occupation are beneficially held by GGM and are subject to terms under several agreements.

1.2.2	Mineral Resource Estimates

This Technical Report presents updated Mineral Resource estimates for the Greenstone Mine and the Key Lake, Kailey, and Brookbank deposits, with an effective date of December 31, 2025. Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions), which are incorporated by reference in NI 43 101, were used for Mineral Resource classification. The Qualified Person (QP) for all Mineral Resource estimates is Niel de Bruin, P.Geo., Vice President, Mineral Resource, Equinox.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

The 2025 update incorporates significant new grade control RC drilling, an updated geological and lithostructural interpretation, refined mineralization wireframes, updated cost assumptions, and revised pit optimizations. At Greenstone, the updated Mineral Resource estimate reflects reconciliation against production since commissioning in April 2024 and improved local confidence near active mining areas. For Brookbank, Key Lake, and Kailey, no new drilling was completed; however, pit shells and underground constraints were re-optimized using consistent economic assumptions aligned with the Greenstone Mine.

Mineral Resources are reported both inclusive and exclusive of Mineral Reserves at Greenstone and exclusive of Mineral Reserves at the satellite deposits. All Mineral Resources have reasonable prospects for eventual economic extraction but do not demonstrate economic viability.

Greenstone Mine – Summary of 2025 Mineral Resource Estimate

The Greenstone Mine Mineral Resource estimate represents an update to the October 1, 2024, resource model. The estimate incorporates:

•	An expanded drill hole database, including 1,339 additional RC grade control holes

•	Updated lithological and structural interpretations

•	Revised mineralization domains and grade shells

•	Updated pit optimization at US$2,300/oz Au

•	Inclusion of underground Mineral Resources constrained by mineable shapes

Gold mineralization is hosted in multiple structurally controlled domains including the North (N1, N2, Central), F, SP, Tenacity, and South zones. Ordinary kriging (OK) was used for gold estimation, supported by updated variography and dynamic anisotropy aligned with local geological controls.

Measured, Indicated, and Inferred Mineral Resources were classified based on drill spacing, estimation pass, distance to composites, and geological confidence, with post processing adjustments applied to mitigate over smoothing and isolated volumes.

Reconciliation against 2025 production indicates that the reblocked resource model is approximately 3% higher in grade than plant adjusted actuals, which is considered acceptable given the early stage of operations.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Table 1-1: Summary of 2025 Greenstone Mine Mineral Resource (Inclusive of Mineral Reserves)

Category	In-Pit >0.18 g/t Au			Underground >1.10 g/t Au
	Tonnage (kt)	Grade (g/t)	Contained Au (koz)	Tonnage (kt)	Grade (g/t)	Contained Au (koz)
Measured	7,432	0.85	202	2	0.76	0.04
Indicated	192,390	0.99	6,129	22,101	2.34	1,661
M + I	199,822	0.99	6,331	22,103	2.34	1,661
Inferred	17,841	0.86	491	16,382	2.37	1,247

Notes:

1.     CIM (2014) definitions and 2019 CIM Best Practice Guidelines were followed for the Mineral Resource estimate.

2.     The effective date of the estimate is December 31, 2025.

3.     Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.     Mineral Resources are presented in this table inclusive of Mineral Reserves

5.     Open pit Mineral Resources is reported at a minimum recovered gold cut-off grade of 0.18g/t and is constrained within a pit shell.

6.     The cut-off grade and pseudo flow pit shell use a long-term gold price of $2,300/oz, a USD:CAD exchange rate of 1.33, average mining costs of $3.41/t, processing costs of $12.20/t, refining and transportation costs of $3.29/oz of AU recovered and G&A costs of $6.81/t.

7.     Underground mineral resources are reported within mineable stopes based on a conceptual mining method at a minimum recovered gold cut-off grade of 1.10g/t.

8.     A gold price of $2,300/oz was used to determine the underground cut-off grade, average mining costs of $65.00/t, processing costs of $12.20/t, refining and transportation costs of $3.29/oz of Au recovered, and process sustaining capital costs of $1.20/t.

9.     Average metallurgical recovery is estimated using a multivariant regression equation to predict leach residue grade. The averages value for the open pit is 86.4% and underground value is 91%.

10.   A royalty rate of 3.0% was assumed.

11.   Numbers may not add due to rounding

Table 1-2: Summary of 2025 Greenstone Mine Mineral Resource (Exclusive of Mineral Reserves)

Category	In-Pit >0.18 g/t Au			Underground >1.10 g/t Au
	Tonnage (kt)	Grade (g/t)	Contained Au (koz)	Tonnage (kt)	Grade (g/t)	Contained Au (koz)
Measured	21	0.51	0	1	0.63	0.01
Indicated	32,470	1.28	1,335	21,479	2.36	1,631
M + I	32,491	1.28	1,335	21,479	2.36	1,631
Inferred	14,847	0.88	418	16,335	2.37	1,245

Notes:

1.     CIM (2014) definitions and 2019 CIM Best Practice Guidelines were followed for the Mineral Resource estimate.

2.     The effective date of the estimate is December 31, 2025.

3.     Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.     Mineral Resources are presented in this table exclusive of Mineral Reserves.

5.     Open pit Mineral Resources is reported at a minimum recovered gold cut-off grade of 0.18g/t and is constrained within a pit shell.

6.     The cut-off grade and pseudo flow pit shell use a long-term gold price of $2,300/oz, a USD:CAD exchange rate of 1.33, average mining costs of $3.41/t, processing costs of $12.20/t, refining and transportation costs of $3.29/oz of AU recovered and G&A costs of $6.81/t.

7.     Underground mineral resources are reported within mineable stopes based on a conceptual mining method at a minimum recovered gold cut-off grade of 1.10g/t.

8.     A gold price of $2,300/oz was used to determine the underground cut-off grade, average mining costs of $65.00/t, processing costs of $12.20/t, refining and transportation costs of $3.29/oz of Au recovered, and process sustaining capital costs of $1.20/t.

9.     Average metallurgical recovery is estimated using a multivariant regression equation to predict leach residue grade. The averages value for the open pit is 86.4% and underground value is 91%.

10.   A royalty rate of 3.0% was assumed

11.   Numbers may not add due to rounding.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate, except for uncertainty around the position, size, and geometry of voids from historical mine workings within the pit, which remains a risk to the Mineral Resource estimate.

Satellite Deposits – Summary

Key Lake

Key Lake is an open pit style deposit tested by 312 diamond drill holes. Gold mineralization occurs in multiple sub vertical zones controlled by lithology and structure. Due to poor variogram structure and internal dilution, ID³ interpolation was selected. No underground Mineral Resources are declared. The Mineral Resource estimate is unchanged from the prior estimate, aside from updated pit optimization parameters.

Table 1-3: Key Lake Mineral Resource Summary – Effective Date December 31, 2025

Category	Tonnage (kt)	Grade (g/t Au)	Contained Au (koz)
Indicated	7,738	0.82	205
M + I	7,738	0.82	205
Inferred	4,905	1.00	158

Notes:

1.     CIM (2014) definitions and 2019 CIM Best Practice Guidelines were followed for the Mineral Resource estimate.

2.     The effective date of the Mineral Resource is December 31, 2025.

3.     Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.     No Mineral Reserves have been estimated for Key Lake.

5.     Mineral Resources are reported at an open pit minimum recovered gold cut-off grade of 0.18 g/t and is constrained within a pit shell.

6.     The optimization of the pit shell is based on a gold price of $2,300/oz, a USD:CAD exchange rate of 1.33, average mining costs of $3.41/t, processing costs of $12.20/t, incremental ore haulage costs of $3.47/t, refining and transportation costs of $3.29/oz of Au recovered, and G&A costs of $6.81/t.

7.     The average metallurgical recovery is 90% and a royalty rate of 3.0% are assumed.

8.     No underground Mineral Resources are estimated.

9.     Numbers may not add due to rounding.

Kailey

The Kailey deposit (former Little Long Lac Mine) comprises three broad mineralized zones (Kailey, Main, No. 9). Ordinary Kriging was used for gold estimation within the principal domains. No Measured resources are reported due to drill spacing. Pit shells were re optimized at US$2,300/oz Au. No underground Mineral Resources are declared.

Table 1-4: Kailey Mineral Resource Summary

Category	Tonnage (kt)	Grade (g/t Au)	Contained Au (koz)
Indicated	12,038	0.60	231
M + I	12,038	0.60	231
Inferred	7,758	0.55	138

Notes:

1.     CIM (2014) definitions and 2019 CIM Best Practice Guidelines were followed for the Mineral Resource estimate.

2.     The effective date of the Mineral Resource was adjusted to December 31, 2025

3.     Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability.

4.     No Mineral Reserves are published at Kailey.

5.     Mineral Resources are quoted at a minimum recovered gold cut-off grade of 0.18 g/t and is constrained within a pit shell.

6.     The cut-off grade and pit shell are based on a gold price of $2,300/oz, a USD:CAD exchange rate of 1.33, average mining costs of $3.41/t, processing costs of $12.20/t, incremental ore haulage costs of $1.31/t, refining and transportation costs of $3.29/oz of Au recovered, and G&A costs of $6.81/t.

7.     The average metallurgical recovery is 90% and a royalty rate of 3.0% are assumed.

8.     No underground Mineral Resources are quoted.

9.     Numbers may not add due to rounding.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Brookbank

Brookbank is a greenfield deposit comprising the Footwall (FW) and Hanging Wall (HW) veins, plus alteration zones. Gold mineralization is structurally controlled within the Brookbank shear zone. Both open pit and underground Mineral Resources are reported, with underground resources constrained using optimized stope shapes. Brookbank represents a high grade satellite opportunity with significant underground potential.

Table 1-5: Brookbank Mineral Resource Summary – Effective Date December 31, 2025

Deposit	Mining Method	Category	Tonnage (kt)	Grade (g/t Au)	Contained Au (koz)
Brookbank	Open Pit	Indicated	7,190	1.88	434
		Inferred	152	0.69	3
Brookbank	Underground	Indicated	1,856	4.67	279
		Inferred	1,339	2.55	110

Notes:

1.     CIM (2014) definitions and 2019 CIM Best Practice Guidelines were followed for the Mineral Resource estimate.

2.     The effective date of the Mineral Resource was adjusted to December 31, 2025

3.     Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability.

4.     There are no Mineral Reserves at Brookbank.

5.     Open pit Mineral Resources are reported at a minimum recovered gold cut-off grade of 0.18 g/t.

6.     Open pit Mineral Resources are constrained within an optimized pit shell using a gold price of $2,300/oz, a USD:CAD exchange rate of 1.33, average mining costs of $3.41/t, processing costs of $12,20/t, incremental ore haulage costs of $13.77/t, refining and transportation costs of 3.29/oz of Au recovered, and G&A costs of $6.81/t.

7.     Underground mineral resources are reported within mineable stopes based on a conceptual mining method at a cut-off grade of 1.31g/t.

8.     A long-term gold price of US$2,300/oz Au, average mining costs of $65.00/t, processing costs of $12.20/t, a cost of $13.77/t for incremental ore haulage and refining and transportation costs of $3.29/oz of Au recovered were used to determine the underground cut-off grade.

9.     An average metallurgical recovery of 92% for open pit mining, 96% for underground mining, and a royalty rate of 3.0% are assumed.

10.   Numbers may not add due to rounding.

The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Key Lake, Kailey and Brookbank Mineral Resource estimates.

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The 2025 Mineral Resource estimate demonstrates a robust, well validated Mineral Resource base at the Greenstone Mine supported by production reconciliation and extensive grade control drilling, while the satellite deposits provide optional future feed and expansion potential. The estimates have been prepared in accordance with NI 43-101, and classified using CIM (2014) definitions, and provide a sound foundation for ongoing mine planning and future technical studies.

1.2.3	Mining and Mineral Reserves

The Mineral Reserves estimate for the Greenstone Mine’s open pit is summarized in Table 1-6.

Table 1-6: Greenstone Mine Open Pit Mineral Reserve Estimate – Effective Date December 31, 2025

Category	Diluted Ore Tonnage (Mt)	Gold Grade (g/t)	Contained Gold (koz)
Proven	6.9	0.75	164
Probable	172.5	0.93	5,169
Total Proven and Probable	179.3	0.93	5,334

Notes:

1.     CIM (2014) definitions and 2019 CIM Best Practice Guidelines were followed for the Mineral Reserve estimate.

2.     The effective date of the estimate is December 31, 2025.

3.     Metallurgical recovery is estimated using a multivariant regression equation to predict leach residue grade.

4.     Mineral Reserves are estimated based on a mine plan using a minimum recovered gold cut-off grade of 0.20 g/t Au.

5.     Mineral Reserves are estimated using a long-term gold price of $2,100/oz and a USD:CAD exchange rate of 1.33, average processing costs of $12.2/t of ore, G&A of $6.2/t of ore, and mining costs of $2.74/t mined.

6.     Mining dilution is modelled by regularization and applying a 3% factor to the grades.

7.     Reserves include 11 Mt at 0.51 g/t Au of previously stockpiled ore.

8.     Numbers may not add due to rounding.

The QP is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate. In accordance with NI 43-101, only Measured and Indicated Mineral Resources have been converted to Mineral Reserves. Inferred Mineral Resources contained The Inferred Mineral Resources contained within the mine design are classified as waste.

Mining is being carried out using conventional open pit techniques with 10 m benches. An owner-mining operation is in place, with outsourcing to contractors for certain support activities such as explosives manufacturing and blasting.

Production drilling of the 10 m benches is performed by blasthole drill rigs with both rotary and down-the-hole (DTH) drilling capability. Loading in the open pit is carried out by five 29 m3 hydraulic face shovels, one 16.5 m3 hydraulic excavator, and one 27.5 m3 front-end wheel loader. Haulage is performed with a combination of Caterpillar 793-08 and Caterpillar 793F mine haul trucks. The presence of historical underground stopes was considered when designing the pit, with the ramp kept away from the old voids, and additional berms placed where necessary to enhance safety.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Mining of the main pit will occur in five main phases. Waste rock will be disposed of in four ex-pit waste dumps and one in-pit waste dump. The open pit generates 739 Mt of waste material (inclusive of historical tailings and underground backfill) over the LOM for an average LOM strip ratio of 4.4:1.

The LOM plan provides 14 years of mine production, as shown in Figure 1-1. Annual mine material movement was capped at 77 Mt from 2026 until 2035. Material movement will gradually decline from 2035 until the end of the mine life in 2039. The maximum processing plant production targets 27,000 t/d (9.86 Mt/a), which will be achieved in 2027 and sustained until 2043.

Figure 1-1: LOM Annual Tonnes Mined

1.2.4	Mineral Processing and Metallurgical Testing

Significant metallurgical test work has been completed on ore samples from various parts of the ore deposit, and the test results were used to develop the process design criteria and flowsheet on the current process plant. Test work concluded that the ore is composed mainly of quartz and plagioclase with minor amounts of pyrite and arsenopyrite; gold occurs mainly as native gold; the ore is in the category of medium hardness to moderately hard; a portion of the gold can be recovered by gravity concentration; and is amenable to conventional cyanidation.

During 2014–2015, metallurgical test work programs were completed to support the feasibility study and subsequent design of the existing operating process plant. More recently, a metallurgical test work program was completed in 2019 and focused on whole ore cyanidation and gravity tails cyanidation testing to confirm the current flowsheet. Metallurgical test work was primarily completed at SGS Lakefield in Ontario, Canada.

No new significant metallurgical test work program has been completed since the process plant was commissioned in 2024; however, Plant Operations have completed mineralogy and gold deportment tests as part of plant optimization.

A multivariant regression model has been used to predict leach residue grade that is then used to predict plant gold recovery, which averages 86.4% over the Life of Mine. Historically, the model was based on gold, arsenic and sulphur head grades, primary grind size from metallurgical test work. The current leach residue grade algorithm is based on 2025 plant performance.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

The process plant currently treats ore via a conventional gravity-cyanidation flowsheet and has a nameplate capacity of 27 kt/d. Run-of-mine (ROM) ore is processed via primary and secondary crushing and HPGR-Ball mill comminution circuits followed by a gravity circuit. Gravity tailings are treated via a leach-carbon-in-pulp (CIP) circuit and associated gold recovery and carbon handling circuits to produce gold doré. CIP tailings are treated via a cyanide destruction process prior to storage in the tailings management facility (TMF).

Process plant performance over the last two years is summarized in Table 1-7. Ore tonnage for 2024 represents plant ramp up to achieve commercial production. During 2025, the plant continued to ramp up to name plate and achieved a peak production of 24kt/d.

Table 1-7: Process Plant Performance Summary (2024-2025)

KPI	Unit	2024	2025
Ore Milled	kt	3,687	7,777
Annual Average Feed Grade	g/t Au	1.22	1.08
Gold Recovery	%	82.1	84
Gold Produced	koz	112	224

A simplified process flowsheet of the process plant is provided in Figure 1-2. In summary, the plant consists of the following unit operations:

•	Primary and secondary crushing and associated material handling equipment

•	Crushed ore stockpile and associated feed and reclaim systems

•	Grinding circuit consisting of a HPGR and twin ball mills, cyclone classification and associated pumping and material handling systems to produce a nominal grind size of P80 of 90µm

•	Gravity circuit with intensive leach reactor

•	Pre-leach thickening

•	Cyanide leaching and carbon adsorption via a leach-CIP circuit respectively.

•	Carbon elution via Pressure Zadra circuit

•	Carbon handling and regeneration

•	Electrowinning and smelting to produce doré

•	Cyanide destruction of CIP tailings using SO2 / O2 process

•	Tailings pumping to the TMF

•	Reagent mix and storage circuits

•	Air and oxygen circuits

•	Water systems (potable water, treated water, gland seal water and process water)

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 1-2: Overall Flowsheet

Source: Equinox 2025.

1.2.5	Mine Infrastructure and Services

The Mine is within a district that is host to numerous mines and processing facilities and has access to good transportation and regional mining-related infrastructure. The Mine is located along the Trans-Canada Highway 11 and TC Energy’s Mainline natural gas pipeline, and nearby the town of Geraldton, which hosts a municipal airport and a 115 kV Hydro One electrical substation.

The general infrastructure to support mining and processing activities includes:

•	Site access and haul roads

•	Mining equipment maintenance shop

•	Warehouse for spare parts and reagents

•	Site mixed emulsion (SME) plant

•	Sewage treatment plant

•	Fuel supply storage and distribution

•	Communications network

•	Assay laboratory

•	Administration building, including a dry facility, gatehouse, and parking area

•	Potable water and sewage systems

•	Fire water systems

•	Site security and fencing.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

A natural gas-fired power plant with a design capacity of 48 MW provides power to the Mine. Natural gas is provided to the power plant via a connection to TC Energy’s Mainline pipeline.

A new Ontario Provincial Police (OPP) station is currently being built to replace the existing station that is located within the Mine’s property limits. Portions of the historical MacLeod and Hardrock tailings piles, which extend into the limits of the open pit, have been and continue to be relocated to the TMF.

1.2.6	Water Management

All collected mine water, surface runoff water, and underground workings water is directed through various runoff and seepage collection ponds to the centralized mine water Collection Pond M1, which is designed to provide buffer flows for mill make-up water, with excess water sent to the effluent water treatment plant for treatment prior to discharge to the Southwest Arm of Kenogamisis Lake. A seepage collection system was installed to manage seepage from the historical MacLeod tailings. Surface water runoff from the exterior of the TMF dams and any seepage through the dams or foundations is collected in a series of ponds and pumped back into the TMF reservoir for reuse in processing.

1.2.7	Tailings Management Facility

The TMF is a series of constructed dams with a final maximum height of 35 m and crest length of approximately 7,400 m. The TMF is currently designed to receive 143.7 million tonnes (Mt) of mill tailings at an average dry density of 1.34 t/m3. A cyanide destruction system is used to process all tailings water before it is sent to the TMF. An allowance has been made within the TMF to store the historical MacLeod tailings and contaminated soils being relocated from the open pit area. The TMF is anticipated to be filled by 2038 and there will be a shortfall of approximately 53.3 Mt of tailings storage capacity based on the updated LOM. To provide additional capacity, several concepts are currently being evaluated.

The TMF dams are and will continue to be constructed primarily using waste rock from mining operations. The dams are constructed in stages and in the downstream direction. Construction of the TMF starter dams was completed in 2023 with the first dam raises completed in 2024 and the second in 2025/26 to a crest elevation of 347 m (346 m for the Southwest Dam only), and the planned ultimate crest elevation will be 365 m. Tailings geochemistry indicates that less than 10% of the ore is considered potentially acid generating (PAG) and this amount will be reduced through oxidization during ore processing, thereby reducing the overall acid rock drainage (ARD) potential for the tailings.

Foundation improvements for the TMF have included the installation of a seepage cut-off wall via a deep soil mixing (DSM) methodology along the Southwest Dam and construction of a shear key beneath the downstream portion of the Southeast Dam. Additional shear key and DSM programs will be performed for the Southwest and West Dams, respectively, in 2026 and 2027, and these programs will complete the foundation improvements required to achieve the ultimate dam height.

Tailings are deposited in the TMF from the dam crests as a conventional slurry to produce a wide exposed beach. This beach displaces the tailings pond away from the dams towards natural ground along the western edge of the facility to enhance long-term dam stability. A barge-mounted pump system, located at the west side of the TMF, reclaims water from the TMF pond and pumps it back to the processing plant.

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Closure of the TMF involves constructing a spillway and vegetating the exposed tailings beaches. Runoff from the pond, when deemed suitable for discharge to the environment, will be directed through the spillway.

1.2.8	Environmental Studies

Environmental baseline studies were conducted for the Mine between 2013 and 2021 and were used to identify environmental constraints during the development of layouts and designs for the Mine. This environmental baseline was the basis for determining incremental changes and predicting environmental effects associated with the Mine.

A final environmental impact statement/environmental assessment (EIS/EA) was completed and approved by provincial and federal regulatory agencies. Project interactions were analyzed for 13 valued components (VC) to determine potential environmental effects associated with the Mine for construction, operation, and closure phases. In addition to the VCs, the effects assessment also considered effects of the environment on the Mine, accidents and malfunction scenarios, and cumulative effects. Environmental management and monitoring plans (EMMP) were developed and implemented, including measures related to both compliance and EIS/EA monitoring for all phases of the Mine. The results of the final EIS/EA, including implementing the identified mitigation measures, supports the conclusion that the Mine will not cause significant adverse environmental effects. Since completing the final EIS/EA, GGM has completed slight modifications of Mine components, which form the basis for the final mine plan used for this Technical Report.

Environmental management and monitoring plans (EMMP) were developed and implemented, including measures related to both compliance and EIS/EA monitoring for all phases of the Mine. Annual regulatory reporting associated with the EMMPs is submitted to the appropriate federal and provincial regulators and includes an analysis of monitoring results and a comparison against EMMP specific monitoring triggers to determine if additional action is required.

GGM submitted a Closure Plan and Financial Assurance to the Ministry of Mines, which received approval on March 30, 2021. Since approval of the initial Closure Plan, GGM has filed two amendments, one in December 2023 and another in 2024 to account for detailed design, and mitigation measures to address the erosion of the Goldfield Creek diversion channel. At the end of mining operations, the main features requiring closure will include the open pit, water management and drainage systems, waste rock storage areas, TMF, site access roads and buildings, and associated infrastructure. After the closure works have been completed, a post-closure monitoring program will be carried out to verify that the closure objectives and criteria have been met and confirm that the Mine can proceed to final close out status.

GGM has established Long Term Relationship Agreements (LTRA) with five local Indigenous communities. The agreements provide greater clarity regarding GGM’s ability to develop the Mine and the Indigenous communities’ opportunities to benefit from future mining in the region, including the potential to extend the Mine's life.

1.2.9	Capital Cost Estimate

The non-sustaining capital cost is shown in Table 1-8 and is estimated to be $80.3 million for the LOM operating period.

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Table 1-8: Non-Sustaining Capital Cost LOM Summary

Capital Cost—Non-Sustaining	Total Cost ($ million)
Building and Infrastructure	36.6
Project Carryover	40.4
Capitalized Development	3.4
Total Cost	80.3

Major items included in the non-sustaining capital include the costs for the OPP station relocation, remediation work, and the HPGR rebuild facility.

The sustaining capital cost is shown in Table 1-9 and is estimated to be $1,319.4 million for the LOM operating period.

Table 1-9: Sustaining Capital Cost LOM Summary

Capital Cost—Sustaining	Total Cost ($ million)
Buildings and Infrastructure	140.2
Hardware/Software	1.5
Machinery and Equipment	48.3
Major Capital Repairs	378.6
Tailings Management Facility	461.7
Fleet Purchase	92.3
Capitalized stripping	196.8
Total Cost	1,319.4

Major items included in the sustaining capital include a new camp accommodation, strategic spares for the processing plant, major capital repairs for the mining fleet, TMF expansions, new mining fleet equipment purchases, and capitalized stripping.

1.2.10	Operating Cost Estimate

Operating costs are summarized in Table 1-10. The operating costs include mining, processing, and G&A. The average operating cost is $1,325/oz Au or $32.2/t milled over the LOM operating period.

Table 1-10: Operating Costs Summary

Category	Total Costs ($ million)
Mining	2,485
Processing	2,188
G&A	1,107
Total Operating Costs	5,781
Note: G&A = general and administrative.

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1.3	Interpretation and Conclusions

1.3.1	Interpretations

•	The Mineral Resource and Mineral Reserve estimates for the Greenstone Mine have been prepared using industry standard methods and are considered reasonable within the stated assumptions, parameters, and modifying factors applied in the life of mine plan.

•	The selected mining and processing methods reflect conventional practices for large scale open pit gold operations and are supported by historical test work and operating data obtained to date.

•	Metallurgical recovery is interpreted to be influenced by gold, arsenic, and sulphur content of the ore, and recovery assumptions are based on regression analysis derived from metallurgical test work and operating performance. Actual recoveries may vary as mining progresses.

•	Tailings management, pit wall stability, and foundation conditions represent ongoing technical considerations due to the presence of GL Silt in certain foundation areas, requiring continued monitoring and engineered controls to maintain design criteria.

•	Environmental effects mitigation measures identified in the approved EIS/EA, together with monitoring and adaptive management programs, are interpreted to be sufficient to support continued operations within the scope of current permits.

•	Identified risks related to permitting, water management, tailings performance, and geotechnical stability are considered manageable based on current designs, monitoring programs, and governance structures; however, these risks remain subject to operational and regulatory uncertainty.

•	Opportunities identified for potential improvements in throughput, operating efficiency, and resource expansion are conceptual in nature and would require further technical and economic evaluation before being incorporated into Mineral Reserves or production forecasts.

1.3.2	Conclusions

•	The Greenstone Mine Proven and Probable Mineral Reserves are estimated at 179.3 Mt at an average grade of 0.93 g/t Au, containing approximately 5.33 Moz of gold, and support a 14 year mine life, exclusive of stockpile reclaim.

•	The life of mine plan is based on a gold price of US$2,100/oz and an exchange rate of 1.33 CAD/USD, which materially influence the reported Mineral Reserves and economic outcomes.

•	The processing facility is designed to treat 27,000 t/d, has achieved commercial production, and is permitted for higher throughput, subject to operational performance and future evaluations.

•	Average life of mine gold recovery is estimated at 86.4%, based on operating data and metallurgical models, recognizing that recoveries may vary with ore characteristics and operating conditions.

•	Supporting infrastructure, including power generation, water management systems, and the TMF, has been designed in accordance with applicable Canadian guidelines and is considered adequate for the current mine plan, subject to ongoing inspections and future expansions.

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•	All major federal and provincial environmental approvals required for construction and early operations have been obtained, and permit conditions have been incorporated into mine planning and operational practices. A life of mine permitting plan has been developed to address future permitting requirements and timelines associated with the mine plan.

•	Life of mine capital and operating cost estimates have been developed to a level appropriate for a technical report and support the stated Mineral Reserves; however, actual costs may differ due to market conditions, operational performance, and regulatory requirements.

•	Based on the information available at the effective date of the report, the Greenstone Mine is considered technically viable, with opportunities for potential optimization, including higher plant throughput rate and inclusion of an underground mine, and resource growth that are not included in the current Mineral Reserve estimate.

1.4	Recommendations

1.4.1	Exploration Recommendations

1	Undertake further Mineral Resource definition drilling at Kailey, targeting the No. 9 Zone near the surface to convert existing Inferred to Indicated Mineral Resources and to discover new gold-bearing zones in the existing pit shell ($0.8 million).

2	Undertake metallurgical testwork for the Kailey deposit to confirm metallurgical recoveries assumed in the Mineral Resource estimate ($0.25 million).

3	Resample the historical drill core at Key Lake to increase the overall sample coverage and overcome the effects of previous under-sampling ($0.2 million).

1.4.2	Geotechnical Recommendations for Mining and Infrastructure

1	Conduct additional pit-slope geotechnical work, such as detailed review of variation in structural-fabric orientation to identify possible localized sub-domains with stronger controls on achievable bench-face angles and conduct sensitivity analyses on slope saturation and lower effective shear strength. Conduct additional laboratory testing (i.e. triaxial testing) and intact shear strength of foliation. The budget is estimated at $0.4 million.

2	For construction of the TMF Stage 3 dam raise, perform ground improvement measures to obtain the target downstream Factors of Safety for the presumed post-liquefaction condition. The ground improvement measures will include construction of a shear key for the Southwest Dam and deep soil mixing (DSM) for the West Dam. The proposed budget for each of these construction works is estimated to be $50 million and $20 million, respectively.

3	As part of the design for the current and future expansion of WRSA D (Phases 1 and 2) and for the future WRSA F, perform geotechnical foundation investigation programs, including drilling and test pitting, to determine the extent of the GL Silt deposit within the footprints and engineering designs will be performed to assess the need for foundation improvements, such as shear keys. The proposed budget for these investigation programs is estimated to be $4 million. The cost of construction of the recommended foundation improvements, as required, will be determined once engineering is completed.

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4	To address the shortfall of tailings storage capacity in the current design of the TMF for the LOM, evaluate concepts such as expansion of the current TMF via additional dam raises, construction of a new TMF, and/or a cyclone tailings stockpile. A multiple accounts analysis should be conducted to determine which concept is most appropriate. The proposed budget for this analysis is estimated to be $0.5 million. Once a concept is selected, a geotechnical foundation investigation program should be planned and conducted to determine the suitability of the proposed alternative. The proposed budget for this program, along with engineering and geotechnical laboratory testing, may range between $3 million to $5 million. The cost of construction of the preferred concept will be determined once engineering is completed.

1.4.3	Mineral Processing and Metallurgical Testing Recommendations

1	For continued plant optimization, complete a metallurgical test work program to further understand the metallurgical response of various ore types and head grades via the existing plant flowsheet, such as:

a)	Sample characterization: Head analyses including duplicate gold by fire assay, arsenic by XRF and total sulphur and carbon by Leco analysis

b)	Mineralogy: Mineralogical characterization via microscopic and submicroscopic gold deportment studies

c)	Cyanidation test work: Standard bottle roll tests to assess the effect of grind size, pulp density, pre- aeration (dissolved oxygen range), pH range and cyanide dosage

The proposed budget for the metallurgical test work program is $180k.

1.4.4	Mining Engineering Recommendations

1	Evaluate the potential for starting an underground mine to increase ounces production or lengthen the mine life ($300k).

1.4.5	Environmental Recommendations

There are a number of recommendations related to ensuring that closure cost estimates can accurately reflect the costs at the end of the mine life.

1	The Mine Closure Plan indicates that there is a potential deficit in overburden and topsoil media required for the purpose of closing the Mine. It is recommended that the Mine incorporate better soil salvage practices into the Mine Plan in order to reduce the soil deficit as these materials would be required to be imported to the site based on the current closure prescriptions. This cost cannot be estimated as the stripping volumes and stockpile locations for each source are not available.

2	It is recommended that the Mine implement reclamation research programs to allow for optimization of the Mine Closure Plan which is considered to be conceptual at this time. The conceptual level of the Closure Plan is typical for mines at the beginning of their operational phase and is not seen as a risk to operations provided research on closure designs are advanced. The estimated cost of these programs over the life of mine is estimated to $250k.

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1.4.6	Mineral Resources Recommendations

1	Sample previously unsampled sections of available historical core to improve lithologic and mineralization continuity understanding and improve local grade estimations. The estimated cost of the resampling is $0.3 million.

2	Drill spacing increases at depth, reducing the confidence of the local accuracy of the model. Decrease the drill spacing at depth prior to reaching those depths with the pit development. Additional drilling would cost approximately $8 million.

3	Assays of the elements As, S, Fe, and C are sparce throughout the deposit. Assay these elements more thoroughly throughout the deposit and include them in all Au assay analyses in the future to better understand their distribution and reduce risks with mill recoveries and/or PAG/NAG classifications. Additional assaying would cost approximately $5 million.

4	One of the major 2 fold hinges of the north zone iron formation has had significant historical mining. The continuity of the mineralization in the area around and below the hinge shows signs of following both 2 folds and d3 axial planar features. Develop a drilling campaign to target below the significant historical voids and focus on determining the full nature and continuity of the mineralization of the area. This program would cost approximately $3 million.

A summary of the costs associated with each recommendation is presented in Table 1-11.

Table 1-11: Combined Cost Estimate of Recommendations

Activity	Cost ($ million)
Expansion Drilling at Kailey	0.80
Metallurgical Testwork at Kailey	0.25
Resampling of Drill Core at Key Lake	0.20
Slope Analysis	0.40
Shear Keys	70.00
Waste Dumps Foundation Investigation	0.40
TMF Additional Storage Capacity Investigation	3.00 to 5.00
Metallurgical Test Work Program	0.20
UG Mine Potential	0.30
Mine Closure Cost Optimization	0.25
Resampling of Historical Core	0.30
Additional Drilling at Depth	8.00
Assays	5.00
North Zone Drilling	3.00
Total	92.10 to 94.10

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2.0	Introduction

SLR Consulting (Canada) Ltd. (SLR) was retained by Equinox Gold Corp. (Equinox) to compile a Technical Report on the Greenstone Property (the Property), located in Ontario, Canada. The Property comprises the operating Greenstone Mine (the Mine) and Mineral Resources at the Key Lake, Kailey and Brookbank deposits. This Technical Report was prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) by qualified persons (QPs) from Equinox and Lincoln Metallurgical Inc. (Lincoln).

Equinox (TSX: EQX; NYSE American: EQX) is a Canadian-based gold mining company with a diversified portfolio of long-life operations and growth projects across the Americas. This Technical Report supersedes the previous technical report titled “Technical Report on the Greenstone Gold Mine, Geraldton, Ontario, Canada” with an effective date of June 30, 2024, and a published date of October 1, 2024 (Dorval et al. 2024).

The Mine is a conventional open pit mine with processing by carbon-in-pulp (CIP). The Mine achieved commercial production on November 6, 2024, and is expected to produce approximately 4.6 million ounces (Moz) of gold per annum over its 19 year life.

2.1	Terms of Reference and Purpose

The purpose of this Technical Report is to support public disclosure of Mineral Resources and Mineral Reserves estimates as at December 31, 2025. This Technical Report includes updates to the Mineral Resources and Mineral Reserves sections based on operational experience gained since the opening of the Mine on August 29, 2024.

Unless otherwise stated, all the information and data contained in the Technical Report or used in its preparation have been provided by Equinox, and all currencies are expressed in US dollars ($).

Unless otherwise noted, the Technical Report uses the International System of Units (metric system). Lists of the main symbols, units of measure, abbreviations, acronyms, and initialisms used in this Technical Report are presented in Section 2.4.

2.2	Qualified Persons

Table 2-1 presents a detailed summary of the qualified persons (QP) responsible for each section of this Technical Report.

Table 2-1: Summary of Qualified Persons

QP	Company	Sections
Alex Thompson, P.Geo	Equinox	4 to 11, 23, 26.2
Niel de Bruin, P.Geo.	Equinox	12.1, 14, 26.1, 26.7
Kelly Boychuk, P.Eng	Equinox	12.5, 18, 26.3
Philippe Lebleu, P.Eng.	Equinox	1 to 3, 12.2, 15, 16, 19, 21, 22, 24, 25, 26.5, 27
Scott Davidson, P.Geo	Equinox	12.4, 20, 26.6
Neil Lincoln, P.Eng.	Lincoln Metallurgical Inc.	12.3, 13, 17, 26.4

The QPs visited the Mine site on the following dates:

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•	Alex Thompson, November 18 to 20, 2025, to inspect logging facilities, core and sample storage, and open pit

•	Niel de Bruin, September 10 to 14, 2025, to inspect the core shack and open pit

•	Kelly Boychuk, October 22 and 23, 2025, to inspect the waste rock storage areas and tailings dam

•	Philippe Lebleu, November 16 to 20, 2025, to inspect the open pit, waste rock dumping areas and tailings dam

•	Scott Davidson, November 13 to 21, 2025, to inspect the waste rock dumping areas and tailings area

•	Neil Lincoln, November 17 to 19, 2025, to inspect the processing plant

2.3	Sources of Information

The scientific and technical information in this Technical Report is based, in part, on information contained in the previously filed NI 43-101 technical report titled “Technical Report on the Greenstone Gold Mine, Geraldton, Ontario, Canada” with an effective date of June 30, 2024, and a published date of October 1, 2024 (Dorval et al. 2024). The qualified persons responsible for this Technical Report have reviewed the relevant portions of that report, confirm that such information remains current and applicable to the Property, and have incorporated and, where necessary, updated or modified that information for the purposes of this Technical Report. The qualified persons accept responsibility for the information carried forward from the previous technical report as summarized or quoted herein.

The reports and documents listed in Section 27 of this Report were used to support the preparation of the Report.

Additional information was sought from Equinox personnel where required.

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2.4	List of Abbreviations

2.4.1	Units of Measure

μ	micron	kWh	kilowatt-hour
μg	microgram	L	litre
a	annum	lb	pound
A	ampere	L/s	litres per second
°C	degree Celsius	m	metre
C$	Canadian dollars	M	mega (million); molar
cm	centimetre	m2	square metre
cm2	square centimetre	m3	cubic metre
d	day	masl	metres above sea level
dia	diameter	m3/h	cubic metres per hour
dmt	dry metric tonne	mi	mile
dwt	dead-weight ton	min	minute
°F	degree Fahrenheit	μm	micrometre
ft	feet	mm	millimetre
g	gram	mph	miles per hour
G	giga (billion)	MVA	megavolt-amperes
g/L	gram per litre	MW	megawatt
g/t	gram per tonne	MWh	megawatt-hour
gr/ft3	grain per cubic foot	oz	Troy ounce (31.1035 g)
gr/m3	grain per cubic metre	ppb	part per billion
ha	hectare	ppm	part per million
hp	horsepower	RL	relative elevation
hr	hour	s	second
Hz	hertz	st or ton	short ton (2,000 lb)
in2	square inch	t	metric tonne
J	joule	t/a	metric tonne per year
k	kilo (thousand)	t/d	metric tonne per day
kg	kilogram	US$	United States dollar
km	kilometre	V	volt
km2	square kilometre	W	watt
km/h	kilometre per hour	wmt	wet metric tonne
kPa	kilopascal	wt%	weight percent
kVA	kilovolt-amperes	yd3	cubic yard
kW	kilowatt	yr	year

2.4.2	Abbreviations

Abbreviation	Definition
AA	atomic absorption
APV	Aquatic Protection Values
BIF	banded iron formations
BMMP	Biodiversity Management and Monitoring Plan
BTDZ	Bankfield–Tombill Deformation Zone
Cg	graphitic carbon
CIL	carbon-in-leach
CIP	Carbon-in-pulp
CNT	total cyanide
CNWAD	weak acid-dissociable cyanide

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Abbreviation	Definition
CO	carbon monoxide
CO2	carbon dioxide
CO3	carbonates
COPC	constituents of potential concern
CPT	cone penetration test
CQA	construction quality assurance
CRM	certified reference material
CT	total carbon
CWQG	Canadian Water Quality Guidelines
DDH	diamond drill hole
DFO	Department of Fisheries and Oceans Canada
DSM	Deep Soil Mixing
DSO	Deswik Stope Optimizer
DWT	drop-weight test
EAS	Environmental Sub-Committee
ECA	Environmental Compliance Authorization
EDF	Environmental Design Flood
EGL	effective grinding length
EIS/EA	Environmental Impact Statement and provincial environmental assessment
EM	electromagnetic
EMMP	Environmental Monitoring and Management Plan
EoR	Engineer of Record
ETP	Effluent Treatment Plant
FA-AA	fire assay with atomic absorption
GFC	Goldfield Creek
HCl	hydrochloric acid
HClO4	perchloric acid
HF	hydrofluoric
HNO3	nitric acid
HTMRP	Historical Tailings Management and Relocation Plan
IAAC	Impact Assessment Agency of Canada
IC	Implementation Committee
ICP	inductively coupled plasma
ICP-OES	inductively coupled plasma – optical emission spectroscopy
ID2	inverse distance squared
IDF	Inflow Design Flood
ILR	Intensive leach reactor
IP	induced polarization
ITRB	Independent Tailings Review Board
KNB	kriging neighbourhood analysis
KPI	key performance indicator
LEL	Lowest Effect Level
LOM	life of mine
LRIA	Lakes and Rivers Improvement Act

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Abbreviation	Definition
LTRA	Long Term Relationship Agreements
MECP	Ministry of the Environment, Conservation, and Parks
MHT	MacLeod High Tailings
MLAS	Mining Lands Administration System
MMMP	Multi-Media Monitoring Plan
MMPMP	Mercury Monitoring Program and Management Plan
MNRG	Ministry of Natural Resources and Forestry
MRE	Mineral Resource estimate
NDIR	non-dispersive infrared
NN	nearest neighbour
non-PAG	non-Potentially Acid-Generating
NSR	net smelter return
ODWQS	Ontario Drinking Water Quality Standards
OK	ordinary kriging
OMS	Operation, Maintenance and Surveillance
PAG	Potentially Acid-Generating
PCB	polychlorinated biphenyl
PDA	Project Development Area
PMF	Probable Maximum Flood
PTP-MAL	Proficiency Testing Program for Mineral Analysis Laboratories
PTTW	Permit to Take Water
PWQO	Provincial Water Quality Objectives
QA/QC	quality assurance / quality control
QEMSCAN	quantitative evaluation of materials by scanning electron microscopy
QP	qualified person
RC	reverse circulation
RCGC	reverse circulation grade control
RCO	reverse-circulation overburden
RF	radio frequency
ROM	run-of-mine
RPD	Relative Percent Difference
RQD	rock quality designation
RTFE	Responsible Tailings Facility Engineer
S=	sulphide sulphur
S°	elemental sulphur
SAR	species at risk
SEL	Severe Effect Level
SEM-EDS	scanning electron microscopy – energy-dispersive X-ray spectroscopy
SIMS	secondary ion mass spectroscopy
SMC	SMC Testing Pty Ltd.
SMFA	screen metallic fire assay
SMU	selective mining unit
SO2	sulphur dioxide
SO3	sulphur trioxide

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Abbreviation	Definition
SO4	sulphate
SOCC	species of conservation concern
SP	superpanning
ST	total sulphur
SWH	significant wildlife habitat
SWP	Southwest ponds
TMF	tailings management facility
TOC	total organic carbon
TSP	total suspended particulates
TSS	total suspended solids
VG	visible gold
VLF EM	Very low frequency electromagnetic
WRMP	Waste Rock Management Plan
WRSA	waste rock storage area

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3.0	Reliance on Other Experts

The Qualified Persons have relied on information provided by Equinox’s internal legal team in November 2025, regarding the following information disclosed in Section 4 of this Technical Report: mineral tenures, title and interest in the property, royalties, and other encumbrances relevant to the property.

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4.0	Property Description and Location

This section has been modified and updated from Dorval et al. (2024), with additional information added to be current to the Effective Date of this Technical Report.

The Mine is located on the Greenstone Gold Property (the Greenstone Property), which comprises three blocks of mining claims, leases, and patents known as the Hardrock, Brookbank, and Viper properties. The Mine is in the southeast portion of the Hardrock property.

4.1	Location and Access

The Greenstone Property is approximately 275 km northeast of Thunder Bay, Ontario, and approximately 4 km south of the Town of Geraldton, Ontario (Figure 4-1), in Ontario’s Thunder Bay Mining Division; locations of all Hardrock and Viper claims fall within National Topographic System (NTS) Sheets 42 E/10 and 42 E/11, while Brookbank fall within NTS Sheet 42 E/12. The approximate coordinates of the Mine’s geographic centre are 49°40'47"N and 86°56'32"W (UTM Zone 16N coordinates: 504175.9E and 5503024N; NAD 83), and the approximate coordinates of the Brookbank resource are 49°42'58"N and 87°49'59"W (UTM Zone 16N coordinates: 439904E and 5507400N; NAD 83).

Thunder Bay has a population of approximately 110,000, and provides support services, equipment, and skilled labour for mineral exploration and the mining industry. Rail, national highway, port, and international airport services are also available in Thunder Bay. Geraldton has a population of approximately 1,800 (Statistics Canada 2023), excluding the mine camp, and provides support services such as food and lodging.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 4-1: Location of the Greenstone Gold Mine

Source: Equinox 2026.

4.2	Property Description

The Greenstone Property consists of a 100 km long package of cell claims, patents, leases, and licenses of occupation totalling 39,843 ha, as summarized in Table 4-1. The total Greenstone Property includes three non-contiguous mining blocks: Hardrock (also referred to as the Kenogamisis Property), Brookbank, and Viper properties. The Mine is located on the Hardrock property. Land tenure is illustrated in Figure 4-2.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 4-2: Land Tenure Map

Table 4-1: Summary of Types of Land Tenure in Greenstone Land Package, as of December 31, 2025

Property	No. of Cell Claims	No. of Patents	No. of Leases	No. of MLOs	Area (ha)
Hardrock (or Kenogamisis)	478	191	24	78	16,108
Brookbank	938	0	19	0	18,464
Brookbank-Kenogamisis Bridge	48	0	0	0	1,003
Viper	216	0	0	0	4,268
Total	1,684	191	43	78	39,843
Notes: MLO Mining License of Occupation

A detailed listing of all the claims pertaining to Greenstone as of the effective date of this Report has been compiled in Appendix A, and the QP confirms that the claims are all in good standing with rent paid up to December 31, 2025.

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Mineral exploration and mining lands ownership in Ontario is regulated under the Ontario Mining Act and associated regulations. The Provincial Mining Recording Office, a division of the Ministry of Energy and Mines, is responsible for the administration of the Mining Act and land tenure. Mining recording functions are conducted through the Mining Lands Administration System (MLAS), which is an online platform. This platform allows users to register new mining claims, transfer ownership, submit permit applications, manage assessment work and distribute reserve work credits.

Having registered mining lands allows the holder the exclusive right to explore for minerals over that area. Registered mining lands include mining claims, mining leases, mining license of occupation and mining patents. The acquisition of new mining claims in Ontario is completed by online map staking on the MLAS platform. Each mining claim requires a payment of C$50 at the time of staking. The holder has two years from the acquisition date to complete eligible exploration work and submit an assessment report. Each mining claim cell requires an annual expenditure of $400 in eligible exploration expenses to be maintained in good standing. Exploration expenses that exceed the annual expenditure requirements are banked as reserve credits for future use. These credits can be distributed to contiguous claims held by the same owner.

There is an established process within the Ministry of Energy and Mines to convert mining claims to mining leases. Annual work requirements are no longer needed on leases, but annual rent payments to the Crown are required. In conjunction with other regulations and permits, the lease holder has the right to extract and sell minerals from the leased area.

4.2.1	Hardrock Property

The Hardrock property consists of 478 cell claims, 191 patents, 24 leases and 78 mining licenses of occupation (MLO) totalling 16,108 ha, of which 15,929 ha are wholly owned by the Company and 179 ha of patented claims are jointly owned by Equinox (37.5%), CS Resourced Limited (37.5%), and Alcoa Limited (25%).

Several past-producing underground gold mines are located on the Hardrock property, including Hardrock, MacLeod–Cockshutt, Mosher (all later combined as the Consolidated Mosher), Little Long Lac (“Kailey”), Bankfield, Jellicoe (“Key Lake”), and Magnet (Figure 4-3). There are also some less-significant historical occurrences of gold mineralization within the property boundary. The mineralized zone that hosts the most recently delineated Mineral Resources (the Mine Area) is within or adjacent to the former Hardrock and MacLeod–Cockshutt mines.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 4-3: Hardrock Property Land Tenure and Past Producing Mines

4.2.1.1	Hardrock Royalties and Other Agreements

The Hardrock land package is an amalgamation of multiple historical mining properties with several underlying agreements and royalties. Gignac et al. (2016) provides a detailed history of the various agreements and acquisitions. A summary of royalties currently in effect is listed below and shown in Figure 4-4:

•	Essar Steel Algoma Inc. (2% net smelter return [NSR])

•	Griffin Mining Limited (1% NSR)

•	Franco–Nevada (3% NSR)

•	Franco–Nevada (3% NSR)/Essar Steel Algoma Inc. (5% net profits interest [NPI])

•	Placer Dome Inc. (Placer Dome) (2.25% NSR)/Key Lake Exploration (2% NSR)

•	Unique Broadband Systems (3% NSR)

•	Argonaut Gold Inc. (3% NSR).

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Figure 4-4: Hardrock Property Royalties Map

4.2.1.2	Hardrock Property Partnerships Overview

On March 9, 2015, Centerra Gold Inc. (Centerra) and Premier Gold Mines Limited (Premier) formed a 50:50 partnership, the Greenstone Gold Mines GP Inc. (GGM) for exploring, developing, and operating the Greenstone Property. Centerra made an initial cash contribution to the partnership in the amount of $85 million for its 50% limited partner interest. In accordance with the Partnership Agreement, Centerra committed to solely fund up to $185 million in capital to develop the Hardrock Project, following which all funding for the Partnership would be made pro rata.

In October 2018, a mining lease was granted over CLM 535, which covers the southern part of the Mine area. The lease, LEA-109765, is subject to renewal in 2039.

On December 15, 2020, the Orion Mine Finance Group (Orion) entered into an agreement (the “Purchase Agreement”) with Centerra and Premier, pursuant to which Orion would acquire Centerra’s 50% interest in the GGM Partnership. On December 16, 2020, Equinox and Premier entered into a definitive agreement (the Agreement) whereby Equinox would acquire all outstanding shares of Premier. Equinox would also retain Premier’s interest in the Hardrock Project. The Hardrock Project was subsequently renamed the Greenstone Gold Mine.

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As part of the Greenstone Agreement, Equinox assumed obligations under a stream agreement with Nomad Royalty Company Ltd, dated October 28, 2021, as amended (the Stream Agreement). Under the Stream Agreement, Equinox is required to deliver an amount of refined gold equal to 2.375% of the gold produced from Greenstone, until Equinox has delivered a cumulative total of 120,333 ounces, and 1.583% of the gold production from Greenstone thereafter. In exchange for the gold deliveries, Equinox will receive consideration equal to 20% of the spot gold price at the time of delivery.

On May 13, 2024, Equinox announced that it had completed its acquisition of the remaining 40% of GGM from certain funds managed by Orion, giving Equinox Gold 100% ownership of GGM and the Greenstone Mine.

4.2.2	Brookbank Property Area

The Brookbank property area is within 1:50,000 scale NTS Sheet 42E/12 and lies 10 km northeast of Beardmore (Figure 4-2). By road, the property area is approximately 14 km east of Beardmore along the Trans-Canada Highway and 12 km north of the highway by gravel road. Beardmore is approximately 200 km northeast of Thunder Bay via the Trans-Canada Highway.

The Brookbank project includes 19 active mining leases and 938 cell claims covering 18,464 ha, and the Brookbank-Kenogamisis Bridge includes 48 cell claims covering 1,003 ha. (Figure 4-5). The project area hosts the Brookbank deposit, and the Cherbourg and Foxear targets.

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Figure 4-5: Brookbank and Brookbank-Kenogamisis Bridge Properties’ Land Tenure

4.2.2.1	Brookbank Royalties and Other Agreements

Equinox owns 100% of the lease covering the Brookbank deposit, and the remaining portion of the project tenements is subject to two Joint Venture (JV) agreements with Metalore Resources Limited (Metalore). The first JV is a 74% to 26% split between Equinox and Metalore, with the second a 79% to 21% split (Figure 4-6). Metalore also retains a 1% NSR royalty on 18 of the leased claims hosting the main Brookbank deposit.

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Figure 4-6: Brookbank Property Joint Venture Map & Royalty

4.2.3	Viper Property

The Viper property area is within 1:50,000 scale NTS Sheet 42E/10 and lies 34 km east of the Hardrock property (Figure 4-2) and 10 km south of Longlac, accessible by secondary gravel road off the Trans Canada Highway. Premier staked the 216 contiguous cell claims totalling 4,268 ha between 2013 and 2015 (Figure 4-7). As of the effective date of this Report, Equinox owns 100% of the Viper claim group and no claims are subject to any royalty, net smelter returns, net profit interests, or streaming agreements.

At the effective date of this Report, all claims within the Viper property are subject to a ‘Hold – Special Circumstances Apply’ status with the Ministry of Mines because of ongoing consultation and engagement with a local First Nation community.

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Figure 4-7: Viper Property Land Tenure.

4.3	Permits

Permits are required to undertake drilling, overburden stripping, and trenching in areas not covered by the mine closure plan or mining patents. A complete accounting of all mining-related permits in place for the properties is detailed in Section 20.2.2 of this Report.

4.4	Environmental Liabilities

Information related to existing environmental liabilities on the Greenstone Mine property are described in Section 20.6 of this Report.

4.5	Significant Risks

At the Effective Date of this Technical Report, the QP is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform work on the properties that has not been discussed in this technical report.

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5.0	Accessibility, Climate, Local Resources, Infrastructure and Physiography

This section has been modified and updated from Dorval et al. (2024), with additional information added to be current to the effective date of this Technical Report.

5.1	Accessibility

5.1.1	Greenstone Mine

The Mine is in the Municipality of Greenstone in the Province of Ontario, near the Town of Geraldton. The area is accessible year-round via paved roads from Geraldton, or Highway 11, which crosses the Property from east to west (Figure 5-1). The closest major city is Thunder Bay, Ontario, located 275 km southwest via Ontario King’s Highway 11 (Trans-Canada Highway). Public roads are maintained by various levels of government. Geraldton also hosts a municipal airport equipped to accommodate small aircraft.

A network of well-established roads covering the main infrastructure of the Mine has been built. The south portion of the Mine is accessed via Highway 11 and the remainder can be easily accessed by four-wheel-drive vehicles via numerous logging and bush roads that branch off the paved highways. Drill roads provide access to the areas GGM is currently exploring.

Those areas of the Mine not serviced by roads can be accessed by all-terrain vehicle (ATV), on foot, or by boat during the summer, and snowmobile in the winter.

5.1.2	Brookbank and Viper Properties

The Brookbank and Viper properties are also within the Municipality of Greenstone. The main part of the Brookbank property can be accessed via the Wendigokan Road, an all-weather gravel road connecting to Highway 11. The eastern part of the Brookbank property is accessible by Highway 801, a paved secondary road that also leads from Highway 11.

The Viper property can be accessed via bush trail off the Catlonite Road, an all-weather gravel road, that is part of a series of bush roads connecting Highway 11 at Longlac to Highway 17 at Terrace Bay.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 5-1: Greenstone Mine Main Access Routes

Source: Equinox 2026.

5.2	Climate

The Mine Area has a continental climate typical of temperate regions in the mid-latitudes influenced by both polar and tropical air masses. In this climate, seasonal temperature variations are represented by short, warm summers and long, cold winters. The Mine is in the Boreal Ecoclimatic Province of Canada.

The nearest permanent weather monitoring station is approximately 14 km north of the Mine at the Greenstone Regional Airport, which services Geraldton and the surrounding area. Weather statistics for the period between 1991 and 2020 record a mean daily temperature of 0.8°C, with maximum and minimum daily mean temperatures of 27.9°C and −39.3°C, respectively. The mean annual precipitation comprises 546.4 mm of rainfall and snowfall of 249.0 cm. On average, precipitation was recorded on 167 days a year. The annual average relative humidity in the morning is about 84.0%. The annual average wind speed for the area is about 11.4 km/h, and the prevailing winds are westerly. In summer, winds blow most frequently from the west and south, while in the fall and winter, the most frequent winds are westerly.

Weather conditions do not seriously hinder exploration and mining activities on the property, but adjustments to the type of work performed are subject to seasonal variation—for example, geological mapping in the summer and drilling on frozen lakes in the winter. Mining can continue year-round.

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5.3	Local Resources

The Mine benefits from local human resources and services available in Geraldton and surrounding areas. Geraldton has a population of approximately 1,800 people and is part of the Municipality of Greenstone, which also includes Longlac, Nakina, Beardmore, and an extensive area of unincorporated land. The Municipality’s population is 4,300. Throughout all phases of the development of the Mine, GGM has undertaken extensive consultation with local Indigenous communities and Geraldton.

Although there has been no mining activity in the immediate area since 1970 (other than the Greenstone Mine), the area has a workforce to support future mining activities. Geraldton has all the services typical for a town of its size, including a hospital, emergency services, school, sports centre, food, lodging, wireless, and wireline telecommunications. For greater needs for mining projects, the City of Thunder Bay can provide goods and services.

5.4	Infrastructure

The Mine was constructed from 2022 to 2023. The mine infrastructure consists of a 27,000 tonne per day (t/d) crusher and mill, power plant, reagent storage building, effluent treatment plant, tailings management facility, truck shop, warehouse, exploration building, administration and technical services offices, and a 600-person camp.

GGM has an office for public relations in the Geraldton commercial district.

GGM owns and operates a laboratory with sample preparation and analytical capabilities in Geraldton. In times of heavy sample volumes, this facility may cooperate with external third-party facilities in Thunder Bay to ensure timely turnaround.

There are adequate surface rights for the mining-related infrastructure, including waste rock storage areas, tailings management facility, and processing and administration facilities (Figure 5-2). The arrangement of mining-related infrastructure is constrained by the surrounding lakes and watercourses.

5.4.1	Power and Energy

The 48 MW power plant at GGM is fueled by natural gas supplied via a 13-kilometre pipeline connection to a branch of TC Energy’s Mainline pipeline. The mine site is also connected to the Hydro One power grid via 12.5 kV distribution lines supported by two Hydro One electrical substations in Geraldton of 3.7 MW and 2.0 MW capacity.

The Brookbank deposit area on the Brookbank property is not connected to the provincial grid and relies on generators to complete field work; however, it is within 12 km of the main 115 kV Hydro One distribution lines parallel to Highway 11.

5.4.2	Water

Geraldton has its own potable water treatment system and water distribution network. The GGM core processing facility is supplied by this system, whereas all other mine facilities are supplied by a freshwater intake from Kenogamisis Lake.

Further details of the site water management infrastructure are provided in Section 18.3 of this Report.

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The Brookbank property does not have any water treatment or distribution infrastructure.

5.4.3	Sewage

Geraldton has its own sewage treatment facility. However, the sewage-collecting network does not extend south of Kenogamisis Lake. Sewage from mine site buildings is treated in septic tanks and septic fields.

The Brookbank property does not have any sewage treatment or distribution infrastructure.

Figure 5-2: Greenstone Mine Site Layout

5.5	Physiography

Greenstone lies within the Canadian Boreal Shield Ecozone, where the Canadian Shield and the boreal forest overlap. Precambrian bedrock at or near the surface plays an important role in shaping the biophysical landscape. Lakes, ponds, and wetlands abound in this landscape, and drainage patterns are typically dendritic, with sporadic angular drainage influenced by bedrock outcrops.

The Mine area topography is relatively flat to gently rolling, with local relief up to 20 m, largely attributed to glacial deposits that blanket the bedrock. There are no distinct topographic features. Lower-lying areas are characterized by swamps and ponds, with overall very-poor drainage throughout the area. The surrounding land is at approximately 335 masl. The largest lake adjacent to the Mine is Kenogamisis Lake, which bounds the Mine to the south, east, and north. This lake’s elevation is approximately 330 masl.

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Numerous small lakes and ponds are dispersed throughout the Brookbank property and often connected by small streams and swamps. The largest lake near the Brookbank deposit is Windigokan Lake, approximately 1 km to the south.

Vegetation in the area is dominated by coniferous trees; the most common species are black spruce, tamarack, and cedar. There are local stands of birch, jack pine, and poplar in areas with better drainage, such as eskers and moraines.

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6.0	History

6.1	Hardrock Property

This section summarizes the historical work done on the Hardrock property. Information about historical work on the Hardrock, MacLeod–Cockshutt, and Mosher mines is derived from the 2021 and 2024 technical reports (Gignac et al. 2021; Dorval et al. 2024). Additional summaries for the past-producing Magnet and Bankfield mines are copied from Dorval et al. (2024), which relied on other historical sources cited in this Technical Report. The QP has reviewed historical information presented in this section and is of the opinion that it is sufficiently accurate and reasonable to be restated in this Technical Report. Refer to section 4.2.1.2 for a description of the recent ownership history and agreements.

Figure 6-1 illustrates the location of the various past-producing mines on the Hardrock property. Table 6-1 presents the statistics on gold production, diamond drilling, and underground development for all historical mines on the Hardrock property.

Figure 6-1: Past-Producing Mines on the Greenstone Gold Mine Claims

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Table 6-1: Gold Production, Diamond Drilling, and Underground Development Statistics of Past-Producing Mines on Hardrock Property

Past-Producing Mines	Operating Period	Ore Milled		Ore Milled		Recovered Metal		Surface DDH (m)	UG DDH (m)	Drifting (m)	Cross-cutting (m)	Raising (m)
		Metric Measurements		Imperial Measurements		Gold (oz)	Silver (oz)
		Tonnes	(g/t Au)	Tons	(oz/st Au)
Little Long Lac	1934–1954, 1956	1,615,713	11.66	1,780,516	0.34	605,499	52,750	2,114	23,353	Unknown	Unknown	Unknown
Hardrock	1938–1951	1,323,389	6.33	1,458,375	0.18	269,081	9,009	14,021	67,423	10,572	3,608	10,589
MacLeod–Cockshutt	1938–1968	9,380,425	4.98	10,337,229	0.14	1,475,728	90,864	16,933	224,168	32,698	8,976	10,589
Consolidated Mosher	1962–1966	2,459,761	4.18	2,710,657	0.12	330,265	34,604	1,083	59,591	7,292	3,267	2,467
MacLeod Mosher	1967–1970	847,626	4.01	934,084	0.12	109,324	17,321	-	1,043	7,259	3,369	4,300
Bankfield	1937–1942, 1944–1947	209,627	9.86	231,009	0.29	66,417	7,590	2,865	5,175	5,178	2,629	768
Magnet Consolidated	1938–1943, 1946–1952	326,599	14.49	359,912	0.42	152,089	16,879	8,741	13,634	9,378	1,490	893
Tombill	1938–1942, 1955	172,978	12.43	190,622	0.36	69,120	8,595	2,873	1,343	1,147	1,354	344
Jellicoe (Key Lake)	1939–1940, 1949	13,359	13.22	14,722	0.39	5,675	515	8,534	1,358	1,974	204	248
Talmora–Long Lac	1942, 1948	6,020	7.32	6,634	0.21	1,417	66	937	3,285	234	-	12
Total Past Production—All Mines		16,355,497	5.92	18,023,760	0.17	3,084,565	238,193	58,100	400,372	75,731	24,897	30,211
Note: DDH = diamond drill holes.

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6.1.1	Mine Area

6.1.1.1	Production History for Hardrock, MacLeod-Cockshutt, and Mosher (1916 to 1970)

The first gold discovery in the area of the Mine was made between 1916 and 1918, when a gold-bearing boulder was discovered south of the Main Narrows of Kenogamisis Lake. In 1931, W.W. “Hardrock” Smith discovered gold-bearing quartz stringers near the Hardrock Number 1 shaft, and Tom Johnson and Robert Wells discovered gold on Magnet Lake, which later hosted the Bankfield Gold mine. T. A. Johnson and T. Oklend soon follow with the discovery of gold in a small quartz vein along the southern shore of Barton Bay on Kenogamisis Lake, which is now the location of the Little Long Lac Property.

In 1934, the period of mine production in the area began with the Little Long Lac mine—the first successfully producing mine. To the west of the 1931 Hardrock discovery, F. MacLeod and A. Cockshutt staked claims and continually explored the area throughout the 1930s and 1940s. By the late 1940s, the F Zone, a low-grade, large-tonnage ore body in greywacke, was identified on both the MacLeod–Cockshutt and Hardrock properties.

Production on the Mosher Long Lac mine began in 1962 (west of, and immediately down-plunge of the same mineralized zones exploited in the MacLeod–Cockshutt mine); then, in 1967, the MacLeod–Cockshutt, Mosher, and Hardrock mines amalgamated and remained in production until 1970. The consolidated Hardrock, MacLeod–Cockshutt, and Mosher mines produced 2,184,398 ounces of gold at an average grade of approximately 0.14 ounces of gold per short ton (~14 Mt at 4.9 g/t Au) in the period from 1934 to 1970.

6.1.1.2	Greenstone Mine Exploration and Development History (Since 1980)

A detailed chronological summary of the historical work carried out since 1980 in the immediate vicinity of the Mine is provided in Table 6-2.

Table 6-2: Summary of Post-1980 Exploration Activity on the Greenstone Gold Mine Area of the Hardrock Property

Year	Company	Activity	Comments 1	Reference
1980	Long Lac Minerals Ltd	Studies of existing underground reserves; lithological reconnaissance		Gray (1994)
1982	Lac Minerals Ltd Mining Corporation of Canada	“Ore reserves” and “ore potential” in the Hardrock and MacLeod/Mosher mines	Historical “reserves” of 1,300,000 tons at 0.140 oz/st Au (Proven and Probable ore) 1 80% of total ore below Level 13 of the 3.6 Mosher winze (No. 3 shaft) of the down-plunge of the F Zone and South Zone mineralization	Jarvi (1982)
1987	Lac Minerals Ltd	Line cutting; ground magnetometer, VLF-EM, and IP surveys; diamond drilling (37 DDH = 6,218.9 m)	DDH program targeted the open pit potential of the Hardrock D and F Zones, North and South porphyry, and Homestake–Porphyry Hill several IP anomalies were partially tested	Gray (1994); 2012 Premier’s Prospectus)
1988	Lac Minerals Ltd	Diamond drilling (40 DDH = 9,052.6 m)	DDH program targeted the open pit potential of the Hardrock D and F Zones, North and South Porphyry, and Homestake–Porphyry Hill	Gray (1994); 2012 Premier’s Prospectus

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Year	Company	Activity	Comments 1	Reference
1993	Asarco Exploration of Canada Ltd Lac Minerals Ltd	106 reverse circulation overburden (RCO) drill holes (1,483.2 m); diamond drilling (28 DDH = 5,125.2 m); geological resource estimate

RCO drilling program was a reconnaissance test for anomalous gold values in glacial till.

Diamond drilling program tested IP targets associated with iron formations and the near-surface portion of the F Zone pit resource:

Gray (1994); Mason and White (1993)
1994	Asarco Exploration of Canada Ltd Lac Minerals Ltd	17 RCO drill holes (395.6 m); 21 sonic drill holes (304.8 m); diamond drilling (78 DDH = 11,961.9 m)

RCO drilling program was a reconnaissance test for anomalous gold values in glacial till.

Sonic drilling program tested the MacLeod–Mosher tailings diamond drilling program consisted of infill drilling within a potential open pit zone (F Zone, North Porphyry Zone, South Porphyry Zone, and No. 2 Vein) and testing of the near-surface portions of the C Zone and North Zone.

Gray (1994)
1995	Asarco Exploration of Canada Ltd Lac Minerals Ltd	Pre-feasibility study; MRE		Reddick et al. (2010); Mason & White (1995)
1995	Lac Minerals Ltd	Diamond drilling (7 DDH = 1,024.4 m)	Diamond drilling program to test some of the crown pillars of old stopes in the past producing mines	Murahwi et al. (2011, 2012)
1996	Lac Properties Inc. Cyprus Canada Inc.	Diamond drilling (24 DDH = 3,241 m); metallurgical work on the previous sonic holes; Samples from tailings; environmental assessment work	Diamond drilling program defined the previous open pit area identified by Lac Minerals and Asarco	Reddick et al. (2010)
1997	Lac Properties Inc. Cyprus Canada Inc.	Diamond drilling (1 DDH = 185 m) Geological resource estimate		Reddick et al. (2011)
2000	Lac Properties Inc.	Diamond drilling (1 DDH = 369.5 m)	Diamond drilling program tested the F Zone crown pillars at the past producing MacLeod–Cockshutt mine	Telesnicki and Steed (2007)
2002	Lac Properties Inc.	Diamond drilling (16 DDH = 2,116.8 m)	Diamond drilling program tested some crown pillars at the past-producing Hardrock mine	Soni and Steed (2002)
2008	Premier Gold Mines Limited	Acquisition of the Lac Claims

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Year	Company	Activity	Comments 1	Reference
2009	Premier Gold Mines Limited	Diamond drilling (346 DDH = 91,802 m); overburden stripping with power washing, mapping and sampling	Diamond drilling program focused on the North Iron Formation area, Porphyry Hill area and East Pit Area; two areas were stripped (GP Zone and TAZ Zone)
2010	Premier Gold Mines Limited	Diamond drilling (279 DDH = 114,611 m); overburden stripping with power washing, mapping, and sampling; regional prospecting program	Three areas were stripped (East MacLeod, Headframe, and Portal Zones); diamond drilling focused on the same area as in 2009; main zones drilled were North, F, SP, NN, and K Discovery of the F2 and Z zones; new MRE and a supporting NI 43-101 technical report	Premier Gold: Reddick et al. (2010)
2011	Premier Gold Mines Limited	Diamond drilling (204 DDH = 107,413 m)	Diamond drilling program resulting in the expansion of the SP, F, P and K zones; discovery of the Tenacity South Zone; updated and a supporting NI 43-101 technical report	Premier Gold: Murahwi et al. (2011)
2012	Premier Gold Mines Limited	Diamond drilling (125 DDH = 68,549 m)	Diamond drilling program focused on the Fortune, HGN and P Zones; updated MRE and supporting NI 43-101 technical report	Premier Gold: Murahwi et al. (2013)
2012 / 2013	Premier Gold Mines Limited	Diamond drilling (153 DDH = 72,776.4 m) (from Oct. 31, 2012, to Aug. 9, 2013) (144 DDH = 66,606.7 m) (from Aug. 10, 2013, to Dec. 31, 2013	Updated MRE and supporting NI 43-101 technical report	Premier Gold: Brousseau et al. (2013)
2014	Premier Gold Mines Limited	Preliminary economic assessment		Premier Gold: St-Laurent et al. (2014)
2014 (Jan 1 to May 26)	Premier Gold Mines Limited	Diamond drilling (38 DDH = 12,653.6 m)	Updated MRE and supporting NI 43-101 Technical Report	Brousseau et al. (2014)
2014 (May 27) / 2015	Premier Gold Mines Limited Centerra Gold Inc.	Diamond drilling (95 DDH = 31,443 m) Formation of a 50/50 Partnership	New NI 43-101 technical report	Premier Gold: Brousseau et al. (2015)
2016	Greenstone Gold Mines GP Inc.	Feasibility Study	Updated MRE and supporting NI 43-101 technical report	Gignac et al. (2016)
2018	Greenstone Gold Mines GP Inc.	RCGC Drilling (405 holes = 19,995 m), Blasthole drilling (62 holes = 535 m)	Updated MRE (not published)	Sirois (2018)
2019	Greenstone Gold Mines GP Inc.	Drilling 76 RCGC holes = 5,946 m, 54 DDH = 12,108 m	Resource update and project design work	Gignac et al. (2021)
2022	Greenstone Gold Mines GP Inc.	RCGC Drilling 67 holes = 4,189 m, 56 DDH = 15,421 m	Internal Resource update (not published)

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Year	Company	Activity	Comments 1	Reference
2023	Greenstone Gold Mines GP Inc.	As and S reviewed and creation of updated block models for these two attributes	Internal Block Models Updates (not published)
Sep 2022 to Jun 2024	Greenstone Gold Mines GP Inc.	RCGC: drilling 496 holes = 28,002 m		GGM
2024	Greenstone Gold Mines GP Inc.	Update gold prices, optimisation parameters and resource shells	Updated MRE and NI 43-101 Technical Report	Dorval et al. (2024)
July 2024 to August 2025	Equinox Gold Corp.	RCGC: drilling 1,339 holes = 79,878 m	Resource update and project design work (this study)
May to August 2025	Equinox Gold Corp	21 DDH = 6,054 m	Data not used for the 2025 Mineral Resource update.
Note: VLF-EM: very low frequency electromagnetic IP: induced polarization RCGC: Reverse circulation grade control MRE: Mineral Resource estimate

6.1.2	Key Lake

The following Key Lake description is taken directly from Dorval et al. (2024), which is taken directly from Gignac et al. (2021). The 2021 report summarized the work and findings presented in Murahwi et al. (2013).

6.1.2.1	Exploration History

Drilling completed by Placer Dome at Key Lake in the 1980s identified extensive zones of gold mineralization, but these were initially considered too low-grade to be economical (McCormack 1984). Placer Dome conducted additional drilling in 1990 before abandoning the project. Subsequently, Cyprus confirmed two shallow mineralized shoots with average grades greater than 1 g/t Au (Gasparetto and Stevenson 1996). Roxmark carried out drilling in 2010 and 2011 and identified wide mineralized intervals, such as 1.6 g/t Au (0.047 oz/st) over a drilled length of 30 m in KL-11-109 (including 11.9 g/t Au over 0.3 m). Higher grade intervals, such as 5.6 g/t Au (0.16 oz/st) over 16.1 m in KL-11-112 (including 31.6 g/t Au over 1.85 m) were also encountered. There has been no drilling below a vertical depth of approximately 250 m.

6.1.2.2	Production History

The Key Lake deposit area includes the past-producing Jellicoe mine. The Jellicoe mine produced 5,620 oz of gold from 1939 to 1941 and an additional 55 oz in 1949 (Mason and White 1986). The ore bodies comprised a series of veins, each with a maximum strike length of about 100 m and an average width of 0.6 m. The mine workings extend discontinuously for about 1,000 m along strike at depths less than 150 m.

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6.1.3	Kailey (Little Long Lac)

The following Kailey description is taken directly from Dorval et al. (2024), which is taken directly from Gignac et al. (2021). The 2021 Report summarized the work and findings presented in Murahwi et al. (2013).

6.1.3.1	Exploration History

Kailey is at the former Little Long Lac mine. In 1917, gold was discovered in the glacial drift along the shore near the Main Narrows on Little Long Lake. In 1932, various individuals staked claims. Sudbury Diamond Drilling Co. drilled the area of the gold discovery and outlined a commercial ore shoot. Little Longlac Gold Mines Ltd. was formed in 1933 to develop the mine. A three-compartment shaft was sunk to 137.16 m. An electric powerline reached the mine in 1934, and a 150 t/d mill was built. Between 1935 and 1940; underground development continued in the form of shaft sinking, drifting, winze sinking, cross-cutting, and so forth. Diamond drilling was extensive. In 1941, the discovery of scheelite in the ore resulted in handpicking of the tungsten-rich material. In 1942, the underground development continued. A small mill was built to treat the tungsten. Between 1943 and 1952, the underground development continued, and diamond drilling was extensive. In 1953, the mining operations continued until the end of the year. Salvage of equipment and mill clean-up followed. Between 1954 and 1956, limited production resulted from cleanup. In 1967, a new entity, also called Little Longlac Gold Mines Ltd., drilled 1,524 m to test the iron formation.

6.1.3.2	Production History

The Kailey property area includes the past-producing Little Long Lac mine. From 1934 to 1956, the Little Long Lac mine produced 1,615,713 tonnes at a grade of 11.7 g/t Au, for a total of 605,499 oz of gold. This accounts for about 20% of all the gold produced by the 10 mines in the Geraldton gold camp between 1934 and 1970, from approximately 10% of the tons milled.

6.1.4	Magnet Consolidated Mine

This description was taken from Dorval et al. (2024), which was a summary of an Ontario Division of Mines Report Gold Deposits of Ontario: Part 1 Districts of Algoma, Cochrane, Kenora, Rainy River, and Thunder Bay (Ferguson et al.1971) and has not been verified by the QP.

“The past-producing Magnet Consolidated Mine is located in the southwest part of Errington Township, about 8 km southwest of Geraldton (Figure 6-1).

The discovery of native gold on a small island in the southern part of Magnet Lake in 1931 initiated an intensive search for gold in the area. Between 1934 and 1936, trenching was performed by Magnet Lake Gold Mines, and 24,641 ft (7,512.5 m) of diamond drilling were carried out by Wells Mines Ltd. Drilling uncovered three mineralized zones, two of which—now known as the Magnet and Wells vein zones—showed considerable promise. To explore these zones jointly underground, the two companies amalgamated in 1936 to form Magnet Consolidated Mines Limited (Mason and White 1986).

Between 1936 and 1940, a shaft was sunk to a depth of 1,115 ft (339.9 m), with multiple levels from 203 ft (61.9 m) to 1,080 ft (329.3 m) from which 11,181 ft (3,408.8 m) of drifting and 1,943 ft (592.4 m) of crosscutting was done. A total of 13 underground DDHs totalling 1,665 ft (507.6 m) was completed. A 100-short ton amalgamation–flotation mill was built.

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Between 1940 and 1952, the shaft was continued to a depth of 1,772 ft (540.2 m), with additional levels from 1,230 ft (375.0 m) to 1,730 ft (527.4 m). An inclined winze 228 ft long (69.5 m) was constructed between levels 9, 10, and 11. A winze was sunk 931 ft (284 m) from the 1,730 ft level to a total depth of 2,640 ft (804.5 m), with levels from 1,884 ft (574.3 m) to 2,610 ft (795.7 m). Drifting totalled 19,585 ft (5,971.0 m) and crosscutting 2,944 ft (897.6 m). The company drilled seven surface DDHs for a total of 4,029 ft (1,228 m), and 265 underground holes for a total of 113,123 m (43,054 m).

From 1938 to 1943 and from 1946 to 1952, 152,089 oz of gold and 16,879 oz of silver were produced from 359,912 tonnes of hoisted material. Average gold recovered grade was 0.42 oz/t (13.1 g/t).”

6.1.5	Bankfield Mine

The following description was taken from Dorval et al. (2024), which was a summary of Ferguson et al. (1971) and has not been verified by the QP.

“The past-producing Bankfield Mine is located near the southwest part of Magnet Lake in the west-central part of the Errington Township and extends into Lindsley Township. This historical mine is situated about 10 km west-southwest of Geraldton (Figure 6-1).

The property was originally staked in October 1931 by T. A. Johnson and Robert Wells when they discovered gold-bearing quartz occupying a shear zone cutting a small reef in the southern part of Magnet Lake. Subsequent to this discovery, a mineralized zone was found by surface exploration about 1,000 ft (304.8 m) southwest of the lake. Surface trenching and diamond drilling indicated sufficient material to merit development by underground methods.

Between 1934 and 1936, a shaft was sunk to a depth of 552 ft (168 m), with multiple levels from 150 ft (45.7 m) to 525 ft (160 m). Drifting totalled 2,468 ft (752.2 m) and crosscutting 781 ft (241 m). Underground diamond drilling totalled 1,416 ft (431.6 m), and drilling from surface totalled 2,237 ft (431.6 m) during this period. Work was performed by Bankfield Gold Mines Ltd.

Between 1935 and 1942, a winze (located in Lindsley Township) was sunk from the 525 ft level to a depth of 1,297 ft (395.3 m) from the surface, with multiple levels from 779 ft (237 m) to 1,275 ft (388.6 m). Sublevels were established at 275, 400, 1,025, and 1,150 ft. Drifting totalled 14,516 ft (4,424.5 m), and crosscutting 7,832 ft (2,387 m). Diamond drilling included 132 underground holes totalling 21,628 ft (6,592.2 m), six surface holes totalling 2,328 ft (709.6 m), and 10,145 ft (3,092.2 m) of unspecified drilling. A 100-short ton cyanide mill was constructed. The work was performed by Bankfield Consolidated Mines Ltd.

From 1937 to 1942 and from 1944 to 1947, a total of 66,417 oz of gold and 7,590 oz of silver were produced from 231,009 t of hoisted material. The average gold recovered grade was 0.29 oz/t (9.0 g/t).”

6.2	Brookbank Property

A summary of all available historical exploration information sourced from assessment files, company reports, and other publicly disclosed technical documents is compiled in Table 6-3. The author has compiled this information for completeness but has not independently verified the accuracy, quality, or reliability of the underlying data.

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Table 6-3: Summary of Brookbank Property Exploration History

Year	Company	Activity	Comments 1	Reference
1934–1935	Connell Mining & Exploration Co. Ltd.	Surface trenching, test pits, limited diamond drilling	17 trenches and numerous pits exposed a shear zone; gold values low and erratic; drilling results unknown; work suspended in 1935
1944	Noranda Exploration Co. Ltd.	Mapping, trenching, 1,860 m diamond drilling (40 holes)	Testing the Brookbank Zone; no record of subsequent work by successor (Brookbank-Sturgeon)
1974–1975	Lynx-Canada Explorations Ltd.	Geological mapping, ground magnetics, 376 m diamond drilling (6 holes)	Magnetometer survey; testing thin siliceous band along volcanic-sedimentary contact	Watson, M.I. (1975)
1981	Metalore Resources	Line cutting, EM and VLF-EM surveys; 3,567 m diamond drilling (30 holes)	Property optioned from Brookbank-Sturgeon
1982–1983	Metalore Resources	330 m diamond drilling (3 holes) on Brookbank West; 453 m (1 hole) on Foxear	Focus on volcano-sedimentary contact
1983–1984	Metalore Resources	6,946 m diamond drilling (62 holes), including wedges; additional airborne magnetometer, gamma-ray spectrometer and VLF survey		Lassila, P. (1983) Winter, L.D.S. (1983)
1984–1985	Metalore Resources	2,783 m diamond drilling (7 holes) on Brookbank Contact Zone; 960 m diamond drilling (14 holes) on Foxear target; additional ground magnetic and VLF-EM surveys a	Multi-zone drilling; additional geophysical coverage near Corrigan Lake	Kowalski, B. (1985a; 1985b; 1985c)
1986	Metalore Resources	4,680 m diamond drilling total on Brookbank Contact (4 holes), Foxear (11 holes), Know-Patter Lakes (19 holes) and Cherbourg (6 holes)	Agreement entered with Hudson Bay Mining & Smelting	Kowalski (1986) Kowalski (1987a) Barrie, C.Q. (1987)
1987	Hudson Bay Mining & Smelting	11,203 m diamond drilling (44 holes) at Brookbank; 2,777 m (10 holes) at Foxear; ground magnetic and VLF-EM survey; mineralogical studies and preliminary metallurgical testing completed on one mineralized sample	Multi-zone drilling; geophysics near Knox Lake	Kowalski (1987b; 1987c);

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Year	Company	Activity	Comments 1	Reference
1988		Termination of Hudson Agreement	Due to ownership dispute between Metalore and Ontex
1989	Placer Dome, Metalore	650 m by 15 m stripping, 1”=10’ mapping, 215 channel samples (244 linear m); 7,010 m diamond drilling (18 holes) at Brookbank Contact; additional drilling at Cherbourg (1,437 m; 5 holes) and Foxear (984 m; 2 holes)	Optioned property; Ontex was not a party; drilling tested to 670 m vertical depth
1990–1993	Ontex, Metalore	Ontex awarded controlling rights to property and Metalore disputes in court	Litigation halted exploration programs; Placer Dome option fails due to unresolved controlling ownership	Ontex Resources Ltd. v. Metalore Resources Ltd. (1990), 75 O.R. (2d) 513 (Gen. Div.)
1993–1994	Metalore	Regains property by appeal; 533 m diamond drilling (4 holes) on Brookbank, 2,107 m (15 holes) at Cherbourg and 3,323 m (7 holes, including wedge) at Foxear.		Appeal (1993) 13 O.R. (3d) 229, 103 D.L.R. (4th) 158, 12 B.L.R. (2d) 226 (C.A.)
1998	Fortune Minerals, Ontex Resources, Metalore Resources, Faymar Gold	Option agreement between 4 parties	Settlement reached; Ontex acquires release of Metalore’s right to earn an interest in the Brookbank leases and Ontex took over as operator of Brookbank and all Metalore property in area
1999–2009	Ontex Resources	1,807 line km airborne geophysics and 80,227 m diamond drilling (201 holes, including wedges) at Brookbank (55,252 m; 138 holes), Cherbourg (14,358 m; 35 holes), and Foxear (10,617 m; 22 holes)		Rudd, J. (1999) Chilian, A. (2001) Webster, B. (2001) Chilian, A. (2007) Siemieniuk & Clark (2010)
2009	Ontex Resources	Scott Wilson Mining files NI 43-101 Technical Report		(Blakely & Moreton, 2009)

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Year	Company	Activity	Comments 1	Reference
2011	Premier Gold Mines	Goldstone Resources acquired by Premier Gold Mines Ltd.
2012	Premier Gold Mines	1,359 m diamond drilling (2 holes) at Brookbank Contact Zone

6.3	Viper Property

A summary of all available historical exploration information sourced from assessment files, company reports, and other publicly disclosed technical documents is compiled in Table 6-4. The QP has compiled this information for completeness but has not independently verified the accuracy, quality, or reliability of the underlying data.

Table 6-4: Summary of Viper Property Exploration History

Year	Company	Activity	Comments	Reference
1934	Moses Fisher (prospector)	Gold discovered		Mason and White (1986)
1935	Afton Gold Mines	Property acquired, surface stripping		Mason and White (1986)
1936	Afton Gold Mines	Diamond drilling conducted; two surface bulk samples prepared; 2-compartment inclined shaft commenced		Mason and White (1986)
1937	Afton Gold Mines	Underground development; shaft sunk to 66.1 m; surface diamond drilling 2,398 m	Option agreement was dropped	Mason and White (1986)
1938	Theresa Gold Mines	Company incorporated; installed mill facility		Mason and White (1986)
1939	Theresa Gold Mines	2-compartment vertical shaft sunk; no development on previous workings; operations suspended after outbreak of WWII		Mason and White (1986)
1947	Theresa Gold Mines	Underground development resumed; 61 m underground diamond drilling (2 holes)		Mason and White (1986)
1948-1949	Theresa Gold Mines	Underground diamond drilling 10,881 m (115 holes)		Mason and White (1986)
1950	Theresa Gold Mines	100 t/d mill completed; 757 m (10 holes) drilled from surface, 8,310 m (103 holes) drilled from underground;	Operations commenced at average throughput of 71 t/d	Mason and White (1986)
1951	Theresa Gold Mines	Underground development continued; shaft deepened to 300 m; 1,314 m (10 holes) surface diamond drilling and 2,502 m (35 holes) underground.	Average mill rate 108 t/d	Mason and White (1986)

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Year	Company	Activity	Comments	Reference
1952-1953	Theresa Gold Mines	Underground development continued; 4,393 m (60 holes) diamond drilled from underground		Mason and White (1986)
1954	Theresa Gold Mines	Operations suspended February 1954	Theresa produced 4,785 oz Au from 31,750 t ore (4.68 g/t recovered grade)	Mason and White (1986)
1960	Prospectors	Claims re-staked		Mason and White (1986)
1961	Caravelle Mines, Newrich Explorations	Limited work completed	12 claims optioned to Caravelle, dropped later in year to Newrich Explorations Ltd.	Mason and White (1986)
1962-1964	Newrich Explorations	Mine dewatered and 1,039 m (17 holes) diamond drilled from underground	Option dropped at end of 1964 program	Mason and White (1986)
1966		The 12 claims comprising the Theresa property were cancelled
1972	D.E. Christianson, L.G. Phelan, R. Laird, Proto Explorations and Holdings	Line cut grid, performed geological mapping magnetic survey and limited trenching	Property restaked as part of a 40 claim block by a group of prospectors; optioned to Proto Explorations and Holdings Ltd.	Mason and White (1986)
1973	Proto Explorations and Holdings	Surface diamond drilling 1,742 m (18 holes)	Option was dropped at end of year due to no economic results.	Mason and White (1986)
1980*	Shell Resources Canada	Surface diamond drilling 1,250 m (14 holes); airborne geophysical survey	.	Cleland (2015)
1980*	Cal Hogg (private)	270 m (2 holes) surface drilling		Cleland (2015)
1982	Cotton Valley Resources	Property optioned		Mason and White (1986)
1983	Cotton Valley Resources, Mid North Exploration Services	Portion of property optioned to Mid North Exploration Services; claims leased for 21 years		Mason and White (1986)

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Year	Company	Activity	Comments	Reference
1985	Conscot Resources	Cotton Valley Resource renamed to Conscot Resources; property dropped		Mason and White (1986)
1987*	Discovery West, Roxmark Mines	Airborne EM and ground magnetic, EM surveys; prospecting; 180 m (2 holes) surface drilling		Cleland (2015)
1987-1988	Duration Mines	Geological sampling, mapping, VLF-EM and magnetic surveys; dewatering and rehabilitation, mapping and sampling of underground workings; surface diamond drilling 5,818 m (35 holes) and 7,392 m (65 holes) underground.	Acquired by Duration Mines Ltd.	Ellingham (1988)
1997*	Cyprus Canada	1,800 m (11 hole) surface diamond drilling; outcrop mapping	Au-bearing quartz vein in mafic tuff intersected in 3 holes (7.3 m of 1.98 g/t, 5.4 m of 0.58 g/t, 6.5 m of 1.87 g/t)	Cleland (2015)
2003-2009	R. Laird	Geological mapping and prospecting		Jensen (2009)
2006*	A. Tims	“B” horizon soil and MMI sampling program		Cleland (2015)
2007*	H. Buck, F. Blair	“B” horizon soil sampling, prospecting and mapping		Cleland (2015)
2008*	Kodiak Exploration	Ground magnetic survey		Cleland (2015)
2009*	A. Tims	Magnetometer and VLF-EM survey on north end of McBean Lake		Cleland (2015)
2010*	Kodiak Exploration	Two limited prospecting programs completed		Cleland (2015)
2014-2016*	Premier Gold Mines	Soil sampling, prospecting; high-resolution ground magnetic survey; re-log and sample 1,851 m of Cyprus drill holes		Cleland (2015; 2016)
Notes: VLF EM: very low frequency electromagnetic *Activity on claims separately held but contiguous to the original Theresa Gold Mines property

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7.0	Geological Setting and Mineralization

This section has been excerpted with slight modifications from Dorval et al. (2024). The portions of this section excerpted from previous NI 43-101 Technical Reports, as noted, are reasonable and represent current knowledge of the geologic setting and mineralization.

7.1	Greenstone Mine Regional Geological Setting

The Greenstone Mine (formerly the Hardrock Project) lies within the granite–greenstone Wabigoon Subprovince of the Archean Superior Craton, in eastern Canada (Figure 7-1). The Wabigoon Subprovince, averaging 100 km wide, is exposed for some 900 km eastward from Manitoba and Minnesota, beneath the Mesoproterozoic cover of the Nipigon Embayment, to the Phanerozoic cover of the James Bay Lowlands (Card and Poulsen 1998). The Wabigoon Subprovince is bounded on the south by the metasedimentary Quetico Subprovince, on the northwest by the plutonic Winnipeg River Subprovince, and on the northeast by the metasedimentary English River Subprovince. The Wabigoon–Quetico Subprovince boundary is a structurally complex, largely faulted interface.

The Wabigoon Subprovince can be subdivided into western greenstone-rich domains in the Lake of the Woods–Savant Lake and Rainy Lake Areas, a central dominantly plutonic domain, and an eastern greenstone-rich domain in the Beardmore–Geraldton Area (Blackburn et al. 1991). Deformation and syn- to post-tectonic plutonism occurred between 2,711 to 2,685 Ma. Based on limited geochronological data, the diverse arc-type volcanic sequences in the eastern Wabigoon Subprovince are thought to be mainly Neoarchean, some as old as 2,769 Ma (Anglin et al. 1988).

Figure 7-2 illustrates the regional geology of the Beardmore–Geraldton area. The following has been drawn from Reddick et al. (2010).

The Mine is located within the Beardmore–Geraldton Greenstone Belt that contains several narrow, east–west striking sequences of volcanic and sedimentary rocks of Archean age. The southern edges of these sequences are spatially related to the through-going, major structural discontinuities thought to be thrust faults that have imbricated the sedimentary sequences. A comprehensive description of the regional geology can be found in Smyk et al. (2005). In the Geraldton area, most of the gold mines and a number of gold showings occur within or proximal to the Bankfield–Tombill Deformation Zone (also known as the Barton Bay Deformation Zone), a zone of folding and shearing up to 1 km wide. The southern limit of the Bankfield–Tombill Deformation Zone (BTDZ) is marked by the Bankfield–Tombill Fault, a zone of intense shearing up to 12 m wide.

In the immediate Geraldton area, the dominant rock types are clastic sediments (greywacke and arenite), oxide facies banded iron formations (BIF) and minor mafic metavolcanics. There are a number of younger intrusives, including an albite-rich porphyry unit (Hardrock Porphyry) that is spatially associated with much of the gold mineralization on the Hardrock, MacLeod–Cockshutt and Mosher mines. Significant gold mineralization is also often spatially associated with BIF. In the case of the Little Long Lac mine, gold mineralization is primarily hosted by an arkosic unit.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 7-1: Plan of Major Geological Elements—Wabigoon Subprovince

Source: Toth et al. 2022.

Figure 7-2: Regional Geology of the Beardmore-Geraldton Area

In addition to the belt scale and local faulting, there has been locally intense ductile deformation of the rocks in the Geraldton area, which is manifested as tight to almost isoclinal, generally upright, polyharmonic folding of major lithologic units, penetrative deformation, folding and boudinage of veins, lithographic units and local transposition of primary contacts. The degree of deformation is apparent in deformed rocks that are dependent on both primary lithology and proximity to the Bankfield–Tombill Fault.

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Gold mineralization in the Hardrock, MacLeod–Cockshutt, Mosher, and the Little Long Lac mines generally occur subparallel to the host rock unit contacts and in association with subvertical structures associated with quartz veins or stringers, minor to semi-massive sulphides (associated with replacement zones in BIF), and weak to moderate carbonate and weak to strong sericite alteration. The ore zones rake shallowly towards the west in the vicinity of the Hardrock, MacLeod–Cockshutt and Mosher mines (15° to 30° W) and slightly more steeply towards the west at the Little Long Lac mines (50° to 60° W), consistent with the fold geometry in each area and parallel to fold hinges.

Gold mineralization occurs in a variety of host rocks, and the style of mineralization is partly a function of the host rock. While the location and overall orientation of the orebodies appear to have been largely structurally controlled, the deformation of the orebodies has not been as intense as that of the host rocks (Table 7-1). Nevertheless, there are areas where local folding and boudinage of mineralized veins is apparent. Additionally, there are strong secondary controls that influence the extent and intensity of gold mineralization, such as the competency contrast between host rocks (e.g., the Hardrock Porphyry and its contacts with either wacke or BIF) and the chemical character of the host rocks (e.g., oxide facies BIF being replaced by sulphides).

Table 7-1: Summary of Deformation and Gold Mineralization Events—Beardmore–Geraldton Greenstone Belt

Regional Deformation Style	Description of Structures
	Folding	Foliation
D1 Thrusting	Gold Mineralization
	Isoclinal, recumbent F1 folds; Up to 1 m in amplitude	Strong; appears in some mafic dykes and QFP; bedding parallel in sedimentary rocks
D2 Sinistral Transpression	Tight upright regional F2A folds; Plunge: 20°W–70°W; Amplitude up to several km	E-trending, steeply dipping S2A; Axial-planar to F2A folds; Parallel to slightly CW/ACW of bedding
Gold Mineralization (or Remobilization)
	Tight to open S-shaped F2B folds; Amplitude up to tens of centimetres	E-trending, steeply dipping S2B; Axial-planar to F2B
D3 Dextral Transpression	Gold Mineralization (or Remobilization)
	Z-Shaped F3A folds; Plunge: 20°W–60°W; Amplitude up to several km	ENE-trending, steeply dipping S3A; Axial-planar to F3A. Oriented ACW to bedding
Dextral E-trending shear zones localized along S2 and lithological contracts
	Z-shaped F3A drag folds overprinting foliation in shear zones	Sinistral slip S3B crenulation cleavage; Axial-planar to F3B
Source : Lafrance et al. (2004) ; Tóth et al. (2013, 2014a, 2014b, 2024).

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7.2	Property Geology

This subsection has been modified from Reddick et al. (2010).

The southern limit of the Hardrock property is largely coincident with the Bankfield–Tombill Fault. The fault is described as a variably deformed, largely ductile, high-strain zone characterized by strong heterogeneous penetrative strain, narrow shear zones, and breccias zones cutting a variety of protoliths. Where it is most highly deformed it is described as a “crush zone” by Smyk et al. (2005) that “has been intensely silicified (Pye 1952), carbonatized (Anglin and Franklin, 1985) and contains minor amounts of gold (Pye 1952).” Horwood and Pye (1951) describe this fault as a “strongly sheared and brecciated zone, which in Ashmore Township attains a width of 40 ft, strikes N. 77° W. and dips at 70° S.”

Figure 7-3 illustrates the property geology.

Figure 7-3: Geology of Historical Mines near Greenstone Mine

South of the Bankfield–Tombill Fault, the rocks are primarily sediments. To the north of the Bankfield–Tombill Fault, the Hardrock property is dominated by a series of sedimentary units that have an approximate east–west and subvertical orientation. The majority of these units are greywacke/argillite, arenite, or oxide facies iron formation. Minor conglomerate units are also found. In the Hardrock area, some of the argillite units also contain 1% to 5% magnetite, making the distinction between argillite and lean iron formation difficult in places. Individual millimetre to centimetre-scale bedding is commonly observed in turbidite-type sequences within the well-bedded units. Massive wacke and arenaceous units are also found. BIF can vary from centimetres to decimetres thick, with millimetre-to-centimetre beds common. Although the BIF units are locally tightly folded, attenuated, or boundinaged, individual units can, in some cases, be traced for hundreds to thousands of metres along strike. The greywacke in the vicinity of the Hardrock and MacLeod–Cockshutt mines can contain up to 5% millimetre to centimetre-scale magnetite beds and has been historically referred to as “Lean Iron Formation” in the mining terminology (Figure 7-4).

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Intrusive rocks include the Hardrock Porphyry, diorite, gabbro, and diabase dykes. It is of interest that the Hardrock Porphyry seems to be sill-like in nature, even though it is tightly folded, and the contacts between it and the sedimentary units are often highly deformed. The general scale and folding pattern of the porphyry very closely match the geometry of the conglomerate unit that occurs in the vicinity of the Hardrock and MacLeod–Cockshutt mines (Figure 7-5 and Figure 7-6).

Figure 7-4: Arkosic Unit within Greywackes, Hardrock Deposit Area, DDH 19-21

Source: Equinox 2026.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 7-5: Contact of Hardrock Porphyry and Greywacke

Source: Equinox 2026.

Note: The folded contact and minor drag folds. Pen points north.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 7-6: Contact of Sheared Gabbro (Right) with BIF (Left), DDH 19-52

Source: Equinox 2026.

7.3	Alteration

The Mine is underlain by a lithologically heterogeneous package of rocks with anomalous volumes of mafic and felsic intrusions and BIF. Conglomerate occurs along the BTDZ, where most of the gold mines are located. All these rocks are highly strained and have attained lower greenschist facies metamorphism. Despite lithological constraints, it can be demonstrated that chemical alteration near the gold mines often consists of enrichment in gold, silicon, potassium, barium, and carbon dioxide, and depletion in magnesium and calcium (Lavigne 2009). This is manifested as silicification and quartz veining enveloped by sericite–carbonate alteration, accompanied by disseminated pyrite, arsenopyrite, and pyrrhotite (Figure 7-7).

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 7-7: Quartz Carbonate Veins and Sericite Carbonate Alteration at the F Zone

Source: Equinox 2026.

7.4	Mineralization

The following discussion on mineralization was excerpted from Smyk et al. (2005).

“Gold mineralization in the Beardmore-Geraldton Belt has resulted from the introduction of hydrothermal fluids in zones of high crustal permeability. Permeability was generated by prolonged, multiple periods of deformation, which focused not only on fluids but also on magmatic activity and intrusions. In the Hardrock Deposit area, a major zone of deformation in which the gold mines are located has been alternatively termed the Bankfield–Tombill Fault Zone (Pye 1952; Horwood and Pye 1951) or the BTDZ (Lafrance et al. 2004, and herein).

Most mineralized occurrences in the Hardrock deposit area lie in a zone of deformation to the immediate north of, and genetically linked to, the BTDZ. This zone of deformation varies from 600 m to 100 m in total width (Figure 7-8), while the crush zone of the Bankfield–Tombill Fault proper ranges from metres to hundreds of metres in width.”

Previously, gold mineralization was interpreted to be associated with D3 brittle shear zones and folds overprinting regional F2 folds (Lafrance et al. 2004); however, more recent studies (e.g., Tóth et al. 2024) suggest that gold mineralization was emplaced relatively early during the structural history of the belt, with multiple stages during the earlier D1 thrusting and D2 sinistral transpression events. The mineralization and earlier structures were then rotated and overprinted during the D3 event. On a subprovince scale, regional folds cut by D3 dextral shear zones reflect long-lived structural events and are promising targets for discovering the next generation of large gold deposits.

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Figure 7-8: Block Diagram of North Zone at the Historical MacLeod–Cockshutt and Hardrock Mines (showing orebodies in black)

Source: Lafrance et al. 2004

The diagram in Figure 7-8 was drawn using level mine plans published in Horwood and Pye (1952) and shows the overprinting of an F2 S-fold by an F3 Z-fold on the north limb of the Hardrock Anticline. Ore pods are shown in black, concentrated in the fold hinge of an earlier fold. Deformed quartz and quartz-carbonate veins, and sulphidized replacement zones occur in BIF host and are spatially related to gold mineralization. Veins are commonly boudinaged or folded, while the wall rock is foliated, silicified, and sericitized with disseminated pyrite, pyrrhotite, and arsenopyrite.

7.4.1	Interpretation of Gold Mineralization

The interpretation of the mineralized zones is based directly on a lithostructural model developed by InnovExplo, with some local updates completed internally for this update. As compared to the 2024 block model, where some mineralized zones were projected beyond the fold-constrained lithological boundary, the updated interpretation has constrained mineralized zones to reflect the fold geometry and host geologic units. Observed field relationships indicate the bulk of mineralization has undergone the same deformation as these units. In the updated model, lithological domains and mineralized zones are located inside three areas (Figure 7-9 and Figure 7-10).

The North Domain consists of a refolded (F3 overprinting F2) sequence of BIF and greywacke, with minor porphyry and gabbros. This essentially consists of the large folded “knot” of iron formation and intercalated wackes, which plunge to the west at 20° to 35°. Three BIF units are present, denoted by “IF” in the unit names, interlayered with the Mineralized Central Wacke and the undifferentiated greywackes. The North Gabbro is located between the two northernmost BIF units. From top to bottom, the units are as follows:

•	North IF 3

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

•	North Gabbro

•	North IF 2

•	North IF 1

Figure 7-9: Plan View of Greenstone Lithostructural Model showing Mineralized Zones at 300 m (top) and −200 m (bottom) Elevations (Projection: UTM Zone 16; NAD 83)

Source: Equinox 2026.

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Figure 7-10: Cross-Section of Greenstone Mine Lithostructural Model with Mineralized Zones, Looking West; Top: 4200E; Bottom: 4950E

Source: Equinox 2026.

Source: Equinox 2026.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

In the North Domain, mineralization appears to be preferentially spatially associated with the complex refolded area affecting the BIFs and the North Gabbro. Gold mineralization occurs within all rock types but shows a preferential association with the BIFs and gabbro. The mineralization and historical underground workings are centred on the older fold hinge but also extend along the limbs away from the nose. Both the fold hinge and the mineralization are then refolded by the younger event. Previously, these zones were outlined as listed:

•	North 1 Zone

•	North 2 Zone

•	North 3 Zone

A Central Domain consists mainly of an undifferentiated greywacke sequence and a mineralized portion of this greywacke, defined as the Mineralized Central Wacke, which are both likely sheared and folded. Previously, three mineralized zones were defined within the Central Domain to constrain zones of higher-grade gold mineralization inside the Mineralized Central Wacke.

From south to north, the three mineralized zones are as follows:

•	F Zone

•	F2 Zone

•	Central Zone

A South Domain is characterized by a tightly folded (F2) stratigraphic sequence, consisting of the following units from top to bottom:

•	Upper Greywacke

•	Mid BIF

•	Upper BIF

•	Porphyry

•	Lower BIF

•	Mid Conglomerate

•	Mid Ultramafic

•	Mid Greywacke

•	Lower Conglomerate

•	Lower Greywacke

Gold mineralization within the South Domain is primarily associated with the “main” anticline (Hardrock Anticline) and preferentially within both BIFs and along the contact/within the porphyry unit. Five mineralized zones were outlined as follows (from south to north):

•	Tenacity Zone

•	SP2 Zone

•	SP Zone

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•	Lower Zone

•	A Zone

There are also a number of mineralized intersections within the wackes and near the contacts of the south porphyry.

The South Gabbro unit marks the southern limit of the deposit and is interpreted to be spatially associated with the Bankfield-Tombill Deformation Zone, but it shows no evidence of mineralization.

Figure 7-11 and Figure 7-12 were photographs taken of the pit walls in August 2024 and show the various relationships between rock types and the structural deformations.

Figure 7-11: Greenstone Mine, East Pit at West Wall (Porphyry Hill)—Historical Underground Workings Visible Along Deformed Iron Formation-Porphyry Contact

Source: Dorval et al. 2024

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 7-12: Greenstone Mine, East Pit at Southeast Corner—Folded Porphyry and Greywacke Units Crosscut by Younger Diabase Dykes

Source: Dorval et al. 2024

7.4.2	Style of Gold Mineralization

The following discussion on the style of gold mineralization was modified after Davie (1995).

7.4.2.1	Quartz-Carbonate Stringer Mineralization

Zones which are categorized as quartz-carbonate stringer mineralization include F Zone, F2 Zone, A Zone, SP Zone, Central Zone, parts of the N1 Zone and Tenacity Zone. Mineralization within these zones generally consists of a series of narrow, tightly asymmetrically folded gold-bearing quartz-carbonate stringers, which are usually attenuated, transposed, and dislocated in hook-like segments. The stringers are accompanied by a gold-bearing quartz-sericite-pyrite (±arsenopyrite) alteration halo about the stringers. It is the accumulation of a number of stringers and associated alteration halos that constitute the zones. Individual stringers and their associated alteration haloes within the mineralized zones are often high-grade with minute flecks and clusters of visible gold. Assay results of up to, and often greater than, 30 g/t Au are attainable from some stringers. Overall, zones having average grades of 4 g/t Au, as individual stringers are too narrow and discontinuous to consider mining as separate higher-grade zones.

The quartz-carbonate stringers and veins display parallel to crosscutting relationships in varying lithologies; however, not unlike the sulphide replacement-type mineralization, they appear to show an affinity towards rocks with higher iron content (Figure 7-13). When in the sediments, the mineralized zones often occur within or proximal to lean iron formations, and variable amounts of pyrite, arsenopyrite, and pyrrhotite appear to replace the iron oxides in the quartz-sericite alteration halos about the stringers. When the mineralization occurs in porphyry, the porphyry displays a similar alteration assemblage, with the sulphide having replaced the 0.5% to 1% disseminated hematite content noted in the less altered, hematite-stained porphyry.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 7-13: Deformed Quartz-Carbonate Stringers in BIF, Headframe Outcrop

Source: Dorval et al. 2024

All evidence indicates that the mineralized zones have undergone identical deformation to that displayed by the lithologies and individual veins. As a result, the mineralized zones appear to be the preserved portions of isoclinally and asymmetrically folded mineralized zones occurring at or near the hinge lines of major and minor fold axes (Figure 7-14). An understanding of this deformation is critical in determining which drill-hole extrapolations have the best probability of intersecting mineralization.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 7-14: Folded Quartz-Carbonate Veins within Altered Quartz-Porphyry, Porphyry Hill Sulphide Replacement Mineralization

Source: Dorval et al. 2024

7.4.2.2	Sulphide Replacement Mineralization

Zones that are categorized as sulphide replacement mineralization include the North 1, North 2, and North 3 zones (later grouped into N1 and N2 domains). The nature of the mineralization within these zones is best understood from the historical work completed on the North 1 Zone. Mineralization within these zones occurs as variable pyrite, arsenopyrite, and pyrrhotite replacement of iron oxide at the margins of quartz veins, within the hinge zones of folded BIFs. The auriferous sulphide replacement appears to have migrated outwards along the iron oxide bands from gold-bearing quartz-carbonate stringers occupying brittle axial planar tension fractures. This replacement mineralization yields grades of 7 g/t Au or greater.

7.4.3	Mineralization by Domain (2025-Present)

Following the initial discovery of gold at the Hardrock Mine in 1934, and during subsequent exploration and mining over the next 80 years, many different naming systems have been used for the mineralized zones. Table 7-2 summarizes the evolution of the nomenclature.

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Table 7-2: Historical and Current Nomenclature of Mineralized Areas at Greenstone Mine

Domain Group	Mineral Domain (2025-present)	Zone (2024)	Former Names	Historical Name	Description
North	N1	North 1	High-Grade North Zone	North Zone	Iron formation sulphide replacement
North Zone
	N2	North 2		n/a	Iron formation sulphide replacement
		North 3	North Wall Zone	n/a	Iron formation sulphide replacement
Central	F	F	F Zone	F Zone	Quartz-carbonate stringers in greywacke
		F2	Fortune (F2) Zone	n/a	Quartz-carbonate stringers in greywacke
	Central	Central	n/a	n/a	Quartz-carbonate stringers in greywacke
South	Tenacity	Tenacity	Tenacity Zone	B Zone	Quartz-carbonate stringers in greywacke and conglomerate
	SP	SP2	SP Zone	n/a	Quartz-carbonate stringers in greywacke and minor Iron formation sulphide replacement
		SP		South Zone/Trench Zone	Quartz-carbonate stringers in porphyry and greywacke and minor Iron formation sulphide replacement
		Lower	P Zone	P Zone	Quartz-carbonate stringers
		A	A Zone	A Zone	Quartz-carbonate stringers in greywacke and lesser porphyry
	South	n/a	n/a	n/a	Quartz-carbonate stringers in porphyry and greywacke
*As the 2025 resource wireframe was constructed as one continuous mineralized model throughout the deposit, a domain model was created to compare historical nomenclature to the update and statistically analyze the different mineralization types.

7.4.3.1	N1 and N2 Domains

The N1 and N2 domains both represent two main types of mineralization – fracture filling and replacement. They are characterized by the presence of massive sulphides, but the fracture filling type contains greater amounts of quartz and carbonate.

The N1 domain is an amalgamation of mineralized areas of the historical North Zone located at the Z fold hinge of the main iron formation, and the High-Grade North Zone located further west.

The N2 domain is located along the northern synclinal limb of the historical North Zone and encompasses most of its mined resources. Mineralization is present along the iron formation and at the contact between the upper iron formation and the northern gabbro and enveloping greywacke. Gold mineralization is focused in areas with intercalated bands (1 to 50 cm wide) composed of all three lithologies, indicating tight isoclinal folding. Mineralization is accompanied by moderate chlorite and sericite alteration in the gabbro and greywacke, and weak to moderate fuchsite alteration in the gabbro. Mineralization is associated with arsenopyrite and pyrite sulphides in all three lithologies.

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7.4.3.2	F Domain

Mineralization in the F domain lies proximal to the northern contact between the quartz-feldspar porphyry and greywacke (F Zone) and the horizon directly north composed of multiple, en-echelon, narrow vein zones located (F2 Zone). Gold mineralization is associated with trace to 5% pyrite and lesser arsenopyrite and pyrrhotite.

7.4.3.3	Central Domain

The Central domain is a lens within the greywacke envelope adjacent to the N1 domain and subparallel to the south limb of the North IF-1 unit. Similar to the F domain, the Central is characterized by quartz carbonate stringers with trace to 2% pyrite and lesser arsenopyrite, hosted in greywacke with moderate to minor sericite, chlorite and carbonate alteration.

7.4.3.4	Tenacity Domain

The Tenacity domain is marked by moderately to intensely silicified and veined greywacke host rocks, adjacent to folded altered ultramafic and conglomerate units, with the strongest mineralization localized under the ultramafic in antiform hinge. Gold mineralization is associated with traces to 5% pyrite and lesser pyrrhotite and arsenopyrite, accompanied by sericite and chlorite alterations in sediments or talc and serpentine alterations in the ultramafic unit.

7.4.3.5	SP Domain

The SP domain encompasses mineralization centred around the main anticline of the deposit that was previously captured as four separate zones: the SP, SP2, A, and Lower Zones. The SP domain mineralization is now grouped into three litho-structural settings:

1.	Within the porphyry and at the contact with the lean iron formation/greywacke unit along the southern limb of the main porphyry anticline, proximal to the hinge of a parasitic asymmetrical Z-fold (previously SP/SP-2 Zone)

2.	In the hinge of the Lower BIF with intercalated greywacke (previously Lower Zone)

3.	Irregularly folded within the folded and fractured greywacke and conglomerate below the northern limb of the porphyry (previously A Zone)

Gold mineralization is primarily present as quartz-carbonate stringers associated with trace to 5% pyrite and lesser arsenopyrite, as well as occurring as free gold in the quartz-carbonate stringers, accompanied by carbonate and sericite alteration. Sulphide replacement consisting of 2% to 10% blebby pyrite is also localized at the contact margins between porphyry and iron formation.

7.5	Other Greenstone Mine Property Deposits

7.5.1	Regional Geological Setting

The regional geological setting described in Section 7.1 for the Greenstone Mine, and summarized in Table 7-1, is applicable to the Greenstone Gold Property as a whole. The following sections 7.5.2 to 7.5.7 have been excerpted from Dorval et al. (2024), which in turn was excerpted from Gignac et al. 2021. The QP has reviewed the following descriptions and can attest to their reasonableness within the current understanding of regional geological setting.

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7.5.2	Brookbank Property

7.5.2.1	Local Geology

The Brookbank property is underlain by metavolcanic and metasedimentary rocks that trend predominantly east–west and dip steeply to vertically to the south. Metavolcanic rocks consist of massive and pillowed, locally amygdaloidal, flows of basaltic composition along with related tuffaceous rocks. Pillowed flows exhibit tops to the north. They are locally intercalated with coarser-grained rocks of similar composition that have been interpreted as either intrusions or coarse-grained volcanic phases at the center of thicker basaltic flows. The metavolcanic rocks are locally intruded by quartz-feldspar porphyritic dykes. Figure 7-15 presents a geological map of the prospect.

Mafic metavolcanic rocks are fault-bounded against domains of metasedimentary rocks. The northern domain consists of a polymictic conglomerate with pebble- to boulder-sized, rounded to subrounded clasts in a feldspar-quartz-sericite matrix. Clasts consist of volcanic and intrusive rock types of various compositions, quartz pebbles, and jasper, the latter suggesting an affinity with Timiskaming Formation conglomerates in the Timmins (Porcupine) Mining District.

Metasedimentary domains south of Windigokan Lake also contain polymictic conglomerate, feldspathic and quartzose sandstone, wacke, siltstone, minor argillite, and hematitic iron formation.

Felsic to intermediate pyroclastic rocks and flows occur in the north part of the property and are fault-bounded, with mafic metavolcanic rocks across the Paint Lake Fault. They consist of tuff breccia, pyroclastic breccia and tuff, and massive to porphyritic rhyolite flows.

Intermediate to mafic intrusions cut the metavolcanic and metasedimentary rocks in the central part of the Brookbank property. They consist of quartz diorite, diorite, and gabbro. North-trending, flat-lying, locally porphyritic, diabase dykes of Keweenawan age cut the metavolcanic and metasedimentary rocks along the western boundary of the property in Sandra Township and along the western boundary of Irwin Township.

The Brookbank property is transected by an east–west trending zone of extensive heterogeneous brittle and ductile deformation and hydrothermal alteration, which is referred to as the “Brookbank shear zone” (Figure 7-16). The deformation is locally in excess of one kilometre wide and consists of anastomosing bands of intense fissile shearing, quartz veining, and fracturing, with associated ductile deformation around domains of less deformed metavolcanic and metasedimentary rocks. The deformation can be traced for a minimum of 10 km along strike through Irwin Township and remains open in either direction.

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Figure 7-15: Brookbank Property Geology

7.5.2.2	Mineralization

The 6.5 km-long Brookbank shear zone hosts the Brookbank deposit and numerous other targets including Cherbourg and Foxear (Figure 7-16). The deposits occur along lithological contacts between mafic volcanics and metasediments.

Other areas of gold mineralization are present in one or more of the localized deformation bands within the hanging wall mafic volcanics, which are generally parallel to the Brookbank main zone within the Brookbank shear-zone structure.

The zones of mineralization at Brookbank, Cherbourg, and Foxear occur within one of several bands of intense deformation and hydrothermal alteration at or near the contact between domains of mafic flows and polymictic conglomerates. Hydrothermal alteration accompanying the mineralization consists of silicification, carbonatization, sericitization, chloritization, hematization, and sulphidation. This alteration is commonly marginal to the mineralized quartz-carbonate veins, fractures, and stockworks, and may exceed 50 m wide locally.

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Figure 7-16: Exposure of the Brookbank Mineralized Corridor showing Intense Hydrothermal Alteration

Source: Murahwi et al. 2013.

Mineralogical studies indicate that the precious metal mineralization consists of gold-silver particles with an approximate gold-to-silver ratio of 80:20. The gold occurs primarily as late fracture-controlled mineralization. The mineralization forms elongated lenticular particles associated with grain boundaries and possibly crystallographic planes. The gold generally consists of fine-grained free-gold particles, although there is very little visible gold (VS) even in areas of plus 30 g/t Au assays. Gold values are highest in the quartz–carbonate veinlets/stringers.

Sulphide mineralization (pyrite and minor chalcopyrite) is also present within the sheared host rock and quartz veinlets.

7.5.3	Key Lake Deposit

7.5.3.1	Local Geology

The Key Lake deposit is located within the Beardmore–Geraldton Greenstone Belt of the Wabigoon Subprovince. The project area is within the southern metasedimentary sub-belt on the southern limb of a west-plunging syncline. The mineralized zone at Key Lake is 550 m to 800 m northeast of the Bankfield–Tombill Fault and diverges from it toward the west. It is approximately 2.5 km south of the contact with the central metavolcanic sub-belt.

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Metagreywacke is the predominant rock type in the area and occurs in a series of turbidites. A thick section of fine- to coarse-grained, altered wacke hosts most of the gold mineralization. A bed with granule- to pebble-sized clasts may be a matrix-supported metaconglomerate or a vitric lapilli tuff. Magnetite-rich argillite occurs to the north and south of the mineralized zone. BIFs occur further north.

The metasedimentary rocks have been intruded by one or more thin (0.5 m to 3 m) porphyritic aphanitic felsic dykes, which are spatially related to gold mineralization and are a useful marker horizon. Gabbro and diorite dykes occur in some areas, and Proterozoic diabase dykes crosscut all other rock units.

Figure 7-17 illustrates the interpreted geology taken from Placer Dome Exploration maps and is based on magnetics survey data and drill cores from approximately 18,300 m drilling (Burk 2019a).”

Figure 7-17: Generalized Geology of the Key Lake Property

GGM property outline
axial trace of antiform
HWY 11
axial trace of synform
Jellico Mine
3 levels, 14,722 T ore,
5,375 oz Au
Bankfield-Tombill Shear Zone
Gas pipeline
Fault
Quartz-feldspar porphyry
Banded iron formation
Arkosic wacke
Greywacke
400 m
2019 claim cells

Source: Burk 2019b

7.5.3.2	Mineralization

Gold occurs in altered metagreywacke (arkose), felsic dykes, and thin veins cutting these rocks. Gold-bearing altered rocks typically have more than trace amounts of pyrite or arsenopyrite. Mason and White (1986) reported sphalerite and silver. Accessory chalcopyrite has been identified in some holes. A variety of veins are present, including quartz with angular bits of white carbonate typically along vein margins, white and grey massive quartz, and dark-grey veinlets usually less than 3 mm thick composed of quartz or very fine-grained arsenopyrite. Visible gold occurs in veins in both metagreywacke and felsic dykes, but is not common and rarely occurs in wall rock.

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Alteration occurs within and extends beyond the zone of gold mineralization. Widespread dolomite and ankerite alteration was detected by staining (Gasparetto and Stevenson 1996).

Zones of greenish, brownish, and rarely yellowish sericitization are more limited and envelop all but a small fraction of the gold mineralization. Silicification is more limited still and is a very good indicator of gold mineralization. However, a significant proportion of the gold mineralization does not occur in silicified rocks.

Two examples of mineralization observed on the Key Lake Deposit are shown in Figure 7-18 and Figure 7-19.”

Figure 7-18: Example of Fracture-Controlled Pyrite Mineralization in Sericite-Silica Arkosic Wacke, 0.54 g/t Au

Source: Equinox 2026.

Figure 7-19: Example of Sericite-Altered Quartz-Feldspar Porphyry, 7.75 g/t Au

Source: Equinox 2026.

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7.5.4	Kailey Deposit

7.5.4.1	Local Geology

The Kailey deposit is located at the former Little Long Lac gold mine, about 1.7 km north of the Hardrock Mineralized Corridor. The local geological setting described in Section 7.2 for the Geraldton area is applicable to the Kailey property. It lies within a broad synclinal belt of greywacke, slates, conglomerates, and iron formations that extend westwards to Lake Nipigon. The sediments overlie a thick series of lavas, and both are intruded by igneous rocks of various ages and types. At Little Long Lac gold mine, the sediments follow a westerly pitching drag fold on the northern limb of the syncline (Figure 7-20). Subsequent to the folding, east–west zones of shearing developed and formed channel ways for gold-bearing solutions.

Figure 7-20: Kailey Deposit Geology

Source: Dorval et al. 2024

Deposit-forming quartz veining is localized along an N70E-striking, sub-vertical axial planar shear structure within a west-plunging antiformal fold that is part of a Z-shaped drag fold developed on the northern limb of the west-plunging Barton Bay Syncline. The closure of this antiformal fold is obscured by the waters of Barton Bay and Lake Kenogamisis (Little Long Lac). The No. 9 vein is also controlled by an axial planar fracture that parallels the main lode. The uniform, massive nature of the arkose unit favoured the development of through-going fractures (Burk 2019b).

A three-dimensional view of the various mineralization and host units is shown in Figure 7-21.”

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Figure 7-21: 3D View of the Kailey, North, South, and No. 9 Vein Mineralization with the Folded Arkosic Host Unit

Source: Dorval et al. 2024

7.5.4.2	Mineralization

The main zone of mineralization typically consists of two parallel quartz veins, 2 cm to 20 cm thick, with sheared arkose at their margins and separated by 100 cm to 150 cm of fractured arkose containing multiple quartz stringers; the larger veins pinch and swell but are remarkably continuous along strike and down plunge.

The Kailey Zone is a shallow and low-grade mineralized domain north of the historical Main Vein. The south limb of the zone appears to represent the upper extension of the North orebody (Main Vein). Mineralization is characterized by a network of narrow quartz-carbonate veins and stringers hosted in an altered arkose (sericite + lesser carbonate) containing a lower-grade halo.

The No. 9 Zone is located approximately 150 m south of the Main Vein. It is commonly about 0.5 m to 2 m wide and contains a relatively high-grade shear zone within a lower-grade halo (up to 30 m wide). The lower-grade halo is characterized by strongly altered and moderately sheared arkose.

Mineralization is accompanied by predominantly pyrite, arsenopyrite, and minor base metal sulphides. Scheelite is also present in varying degrees.”

7.5.5	Magnet Mine

7.5.5.1	Geology

The geology of the mine consists of metasediment, mostly greywacke with interbeds of iron formation and conglomerate, striking N290° and dipping 75° to 80°. Intrusive rocks consist of dykes and sill-like masses of diorite and porphyry, and younger diabase dykes cutting across the formations (Pye 1952). The two deposits, striking N300° to N315°, consist of lenticular quartz veins and accompanying veinlets predominantly in sheared greywacke. The Magnet vein zone, with an average strike of N285° and a near-vertical dip, was developed over a maximum length of about 1,300 ft (396.2 m). The leaner North zone, 50 ft to 100 ft (15.2 m to 30.5 m) to the north, strikes N280° and dips vertically.

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7.5.5.2	Mineralization

The deposits at the Magnet mine consist chiefly of quartz with small amounts of carbonate and subordinate sulphides. The metallic constituents, which seldom constitute more than 5% of the mineralization, are arsenopyrite, pyrite, pyrrhotite, chalcopyrite, sphalerite, galena, and gold (Mason and White 1986).”

7.5.6	Bankfield Mine

7.5.6.1	Geology

The geology of the Bankfield mine consists of greywacke with bands of conglomerate, slate, and iron formation striking N290° to 300° and dipping 75° to 80° (Pye 1952). The rocks have been intruded by diorite and quartz porphyry, and ultimately by a 200 ft (61.0 m)-wide diabase dyke that runs parallel to a strike fault near the mine workings. The main mineralized horizon has a N275° to N288° strike and dips 70° to 78° to the north, with a length of approximately 2,000 ft (610 m) and average width of 7 ft (2.1 m) that extends into the adjacent Tombill Property. The mineralization is associated with a sheared, brecciated, and highly silicified zone near a contact between the sediments and a porphyry–diorite intrusion.”

7.5.6.2	Mineralization

The deposits at the Bankfield Mine consist mainly of sheared and silicified greywacke and porphyry, mineralized with sulphides and small amounts of gold, and are cut by numerous "opalescent" grey quartz veins. The reported metallic minerals are arsenopyrite, pyrite, pyrrhotite, sphalerite, chalcopyrite, galena, and ilmenite.

7.5.7	Viper Property Geology

The Viper Property is located within the Beardmore–Geraldton Greenstone Belt at the junction of the Central Meta Volcanic Unit and the Southern Meta Sedimentary Unit, an area characterized by intense deformation. The two units have been folded together in a manner that is comparable to the complex refolding documented at the Hardrock Property.

The Central Meta Volcanic Unit is dominated by massive and pillowed basaltic to andesitic flows that show geochemical features typical of mid ocean ridge basalts. These volcanic rocks are interlayered with narrow bands of sedimentary and tuffaceous material. Relative to the southern volcanic assemblage, this unit contains thicker accumulations of pyroclastic deposits and abundant large amygdules, pointing to volcanic activity in shallow water or subaerial settings (Kresz and Zayachivsky 1991). The volcanic package is mainly composed of calc alkaline andesites and dacites, with trace element and rare earth element (REE) signatures that indicate formation within an emergent arc setting above a subduction zone (Tomlinson et al. 1996). Crosscutting these rocks is a suite of younger, north–south oriented diabase dykes.

The Southern Meta Sedimentary Unit comprises both clastic and chemical sedimentary rocks. Thin (<5 m) horizons of polymictic conglomerate appear within a thick succession of feldspathic sandstone, which is interbedded with siltstone and argillite. Banded iron formation, although limited in extent, occurs as magnetite rich laminae and jasper hematite layers forming 3 m to 30 m thick intervals interlayered with green argillite, siltstone, and sandstone. Near the core of the folded sedimentary sequence lies a sizeable felsic porphyry intrusion. The porphyry body exhibits the same folding as its host rocks and is interpreted to be only marginally younger than the surrounding metasediments.

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Figure 7-22 presents the Viper property geology.

Figure 7-22: Geology of the Viper Property

N
530,000 mE
535,000 mE
540,000 mE
5,505,000 mN
5,505,000 mN
5,500,000 mN
3018075
3018076
3018079
3018077
4261569
4261573
4261567
4261570
4261574
4261576
4261578
4261568
4261571
4261575
4261577
4261572
4261580
4261579
4261581
Scale 1:50,000
GGM Claim Block Boundary
Roads
Rivers
Lakes
Geology
Diabase
Mafic to Ultramafic Intrusive
Mafic to Intermediate Metavolcanics
Felsic to Intermediate Plutonic Rocks
Metasediments
Diorite
Lamprophyre
Intermediate to Felsic Metavolcanics
Iron Formation
Ultramafic Intrusives
Arkose
Conglomerate

Source: Cleland 2015

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8.0	Deposit Types

This section is excerpted from Dorval et al. (2024), which is excerpted from previous Technical Reports (Gignac et al. 2016; 2021) and updated, where noted, with additional context to reflect observations from recent academic research and ongoing exploration activities.

8.1	Hydrothermal Iron Formation-Hosted Gold Deposits

The gold ore bodies at the MacLeod–Cockshutt mine are examples of BIF-hosted gold deposits. Other well-known Canadian examples include the Central Patricia mine, Ontario, and the Lupin mine, Northwest Territories. In these types of deposits, ductility contrasts between the iron formation units and enclosing sedimentary units create structural traps that encourage the flow of hydrothermal fluids. The iron formation also acts as a chemical trap, precipitating sulphur, arsenic, and attendant precious metals from the hydrothermal fluids. In Archean terranes, this usually occurs in a brittle-ductile structural regime, depositing mesothermal mineralization. Quartz-carbonate veins and sulphide replacement zones are common. However, it should be noted that the bulk of the iron formation-hosted mineralization at Hardrock occurs within the interbedded wacke and argillite. This suggests that during deformation, the iron formation deformed ductilely, while the wacke units were more brittle. Alteration includes the addition of silica, potassium, carbon dioxide, sulphur, ± arsenic, and the depletion of calcium and magnesium. This is manifested in the rock as quartz-carbonate veining, silicification, or semi-massive to massive sulphides (pyrite, pyrrhotite ± arsenopyrite) surrounded by a halo of sericite–carbonate–pyrite alteration.

The following subtype descriptions are excerpted and slightly modified from Gignac et al. (2016), which quotes from Kerswill (1993).

8.1.1	Non-Stratiform Type

In non-stratiform deposits, gold is restricted to late structures (quartz veins or shear zones) or sheared sulphide BIF immediately adjacent to such structures. Mineralization is confined to discrete, commonly small shoots separated by barren (gold- and sulphide-poor) oxide BIF. Mineralized rocks are generally less deformed than associated rocks. Iron-sulphide minerals are, in many cases, relatively undeformed and unmetamorphosed. Pyrite or sheared pyrrhotite have clearly replaced other pre-existing iron-rich minerals, notably magnetite. Arsenic-bearing minerals are common, but not always present. When present, a strong positive correlation generally exists between gold and arsenic. Alteration is typical of that associated with mesothermal vein gold deposits. Mineralization is relatively silver-poor, and gold grains generally have gold to silver ratios of >8.0. Non-stratiform deposits are relatively common, typically small, and difficult to evaluate and mine compared with stratiform deposits.

Non-stratiform deposits contain sulphide-rich alteration zones immediately adjacent to late structures and are similar to mesothermal vein-type gold deposits. Late quartz veins or shear zones are present in most known BIF-hosted gold deposits. The distributions of gold-bearing veins and sulphide-rich zones are commonly controlled by fold structures. Major faults (breaks) of regional scale have been recognized near many non-stratiform deposits.

Irregular, massive lenses of sulphides and quartz occur in a folded series of greywacke and iron formations in the Hardrock and MacLeod–Cockshutt mines (Horwood and Pye 1951). These massive replacement lenses (up to 65% sulphides) cut the z-folded iron formation and are related to quartz-carbonate veins up to 0.6 m wide. Veins are usually barren of gold mineralization except where they contain sulphides, consisting primarily of pyrite, arsenopyrite, and pyrrhotite. Mineralization is preferentially concentrated in the wall rocks outward from the quartz veins, and ore is locally banded due to the selective sulphide replacement of the less-competent wacke laminae in the iron formation.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

At the Greenstone Mine, examples of this type of deposit are the North Zones, as well as parts of the F, F2, and Central Zones (Gignac et al. 2021).”

8.1.2	Orogenic Quartz-Carbonate Vein Deposits

Orogenic “quartz-carbonate vein deposits occur as quartz and quartz-carbonate veins, with valuable amounts of gold and silver in faults and shear zones within deformed terranes of ancient to recent greenstone belts commonly metamorphosed at greenschist facies (Dubé and Gosselin 2007). Greenstone-hosted quartz-carbonate vein deposits are a subtype of orogenic gold deposits (Poulsen et al. 2000) (Figure 8-1). They are also known as mesothermal or orogenic gold deposits. They consist of simple to complex networks of gold-bearing, laminated, quartz-carbonate fault-fill veins in moderately to steeply dipping, compressional brittle-ductile shear zones and faults, with locally associated extensional veins and hydrothermal breccias. They can coexist regionally with iron formation-hosted vein and disseminated deposits, as well as with turbidite-hosted quartz-carbonate vein deposits (Figure 8-2). They are typically distributed along reverse-oblique crustal-scale major fault zones, commonly marking the convergent margins between major lithological boundaries such as volcano-plutonic and sedimentary domains. These major structures are characterized by different increments of strain and consequently, several generations of steeply dipping foliations and folds resulting in a complex geological collisional setting.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 8-1: Setting of Greenstone-Hosted Gold Deposits

OROGENIC
Ore Styles
Veins
Stockwork-disseminated
F Zone
Central Zone
SP Zone
North Zones
BIF-hosted
Gabbro
Wacke shale
Shear zone
Porphyry
Conglomerate
Ultramafic
Modified from Robert et al. (2007)

Source: Modified from Robert et al. 2007.

The crustal-scale faults are thought to represent the main hydrothermal pathways toward higher crustal levels; however, the deposits are spatially and genetically associated with higher-order compressional reverse-oblique to oblique brittle-ductile high-angle shear zones commonly less than 5 km away and best developed in the hanging wall of the major fault (Robert 1990). Brittle faults may also be the main host to mineralization, as illustrated by the Kirkland Lake Main Break, a brittle structure hosting the 25 Moz Au Kirkland Lake deposit.

Stockworks and hydrothermal breccias may represent the main host to the mineralization when developed in competent units such as granophyric facies of gabbroic sills. Due to the complexity of the geological and structural setting and the influence of strength anisotropy and competency contrasts, the geometry of the vein network varies from simple (such as the Silidor deposit, Canada) to more commonly complex with multiple orientations of anastomosing or conjugate sets of veins, breccias, stockworks and associated structures (Dubé et al. 1989; Hodgson 1989; Robert et al. 1994; Robert and Poulsen 2001).

Economic grade mineralization also occurs as disseminated sulphides in altered (carbonatized) rocks along vein selvages. Deposit shoots are commonly controlled by (i) the intersections between different veins or host structures, or between auriferous structures and an especially reactive or competent rock type such as iron-rich gabbro (geometric ore shoot); or (ii) the slip vector of the controlling structures (e.g., kinematic ore shoot). For laminated fault-fill veins, the kinematic ore shoot will be oriented at a high angle to the slip vector (Robert et al. 1994; Robert and Poulsen 2001).

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

At the district scale, the greenstone-hosted quartz-carbonate-vein deposits are associated with large-scale carbonate alteration commonly distributed along major fault zones and associated subsidiary structures (Dubé and Gosselin 2007). At the deposit scale, the nature, distribution and intensity of the wall-rock alteration are largely controlled by the composition and competence of the host rocks and their metamorphic grade. Typically, the alteration haloes are zoned and characterized at greenschist facies by iron carbonatization and sericitization with sulphidation of the immediate vein selvages (mainly pyrite and less commonly arsenopyrite).

The main gangue minerals are quartz and carbonate, with variable amounts of white micas, chlorite, scheelite, and tourmaline. The sulphide minerals typically constitute less than 10% of the mineralization. The main ore minerals are native gold with pyrite, pyrrhotite, and chalcopyrite without significant vertical zoning (Dubé and Gosselin, 2007).

The structurally controlled, high-grade veins spatially related to the Hardrock Porphyry in the Hardrock and MacLeod–Cockshutt mines (now Greenstone Mine) are like quartz–carbonate–sericite veins that host gold within many gold camps in Ontario (e.g., Porcupine, Kirkland Lake, and Red Lake). The veins related to the Hardrock Porphyry do not host significant tonnages of ore from past production despite their locally high grades. Numerous thin, gold-bearing quartz stringers occur along shear fractures in zones of faulting, folding, and shearing at the contact with wacke and Hardrock Porphyry. When stringers merge, elongate replacement or blow-out lenses up to 1 m long are formed. Normally, they occur as thin, highly contorted veinlets that follow both shear and tension fractures and locally have a gash-like character. Carbonate (ankeritic dolomite), sulphides (pyrite, pyrrhotite, arsenopyrite, and chalcopyrite) and tourmaline are found to be associated with the quartz. Zones A through H were of this type (Horwood & Pye, 1951).

The greywacke (turbidite)-associated mineralization is typically characterized by narrow, often sheeted, millimetre- to centimetre-scale veins with attendant, but highly variable degrees of alteration. This style of mineralization forms wide, low-grade zones in the former Hardrock, MacLeod–Cockshutt and Mosher mines. The F Zone was the most spectacular zone, accounting for an ore body of some 10,000,000 tonnes at 0.15 oz/st Au (Macdonald 1983). The F Zone produced the bulk of the tonnage that came from these mines from the 1950s to 1970.

Several DDHs from the 2021 drilling program intersected significant widths of the F Zone-style mineralization. Figure 8 2 is an example of sheeted quartz-carbonate veinlets within weakly to moderately sericitized and carbonatized greywacke containing 1% to 5% fine-grained arsenopyrite.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 8-2: Sheeted Quartz-Carbonate Veins Hosted in Greywacke, DDH-19-54

Source: Equinox 2026.

Other examples of Greenstone-hosted quartz-carbonate vein deposits on the belt include the Key Lake deposit and Kailey deposit (former Little Long Lac gold mine).

Key Lake consists of an altered and mineralized felsic dyke in contact with sericitized and mineralized arkose. Higher grades appear to plunge to the west, following the plunge of folds in the area. This is a good example of orogenic stockwork quartz-carbonate with disseminated gold-style mineralization.

Kailey (the Little Long Lac deposit) occurs in the large Z-shaped minor fold on the north limb of the Barton syncline. The fold plunges 45° to 55° to the west. Numerous smaller flexures are superimposed, some of which are believed to have been formed during a later period of deformation. The deposit consists of mainly parallel quartz veins and stringers within fracture zones in massive arkose. For the most part, the sulphides are confined to narrow selvages and books of altered wall rock along and within the individual veins, although small amounts are commonly enclosed by the vein quartz itself. The quartz veins have narrow selvages and occur at centimetre-scale. The veins are highly sheared and sericitized arkose with small amounts of disseminated sulphides, consisting mainly of pyrite and arsenopyrite.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

In 1935, Bruce proposed three types of gold deposits for the Little Long Lac gold mine area:

•	Shear zones in sedimentary rocks, along which narrow, but closely spaced quartz veins occurring in parallel planes

•	Irregular veins of quartz accompanied by pyrite, filling fractures in iron formation

•	Zones of pyritization and silicification in both in sedimentary and intrusive rocks.

The most favourable sediments for deposits of the first type are the belt of Timiskaming-style sediments of massive and thickly bedded greywacke or arkose that lies between the two northern bands of iron formation. The veins of the Little Long Lac mine are within this belt and are almost exclusively hosted within the Arkose unit (Gignac et al., 2021).

The Key Lake and Kailey deposits fit largely within the modern geological understanding of the region (Toth et al, 2013, 2014a, 2014b), the Key Lake and Kailey deposits.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

9.0	Exploration

Since exploration began on the various projects contained on the Hardrock, Brookbank, and Viper Properties, approximately 90% of the exploration expenditures have been on diamond drilling. The details of the drilling are described in Section 10.0 Drilling.

The remaining exploration consisted of ground and airborne geophysics, line cutting, overburden stripping and trenching, and surface prospecting, the details of which have been fully discussed in the previous Technical Reports released by Premier Gold Mines and previous operators and are summarized in Section 6.0 History of this Technical Report. No additional exploration work other than drilling has been carried out on the Hardrock Property since publication of the 2024 Technical Report (Dorval et al. 2024).

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

10.0	Drilling

The QP has reviewed the previous work completed by GMS in preparing the 2024 Technical Report (Dorval et al. 2024) and confirms the accounting of drilling activities at Hardrock, Key Lake, and Kailey deposits up to June 2024 is reliable and accurate. The following sections contain updated statistics and descriptions of drilling activities completed between July 2024 and August 2025; portions of the discussion are taken directly from previous Technical Reports and referenced accordingly.

10.1	Greenstone Mine

Historical exploration and production drill testing in the vicinity of Greenstone mine was primarily by wireline rigs using diamond-faced bits in a variety of coring diameters. Reverse-circulation overburden (RCO) and sonic drill testing of basal till were also undertaken during early reconnaissance exploration, while more recent RCGC has delineated and tested mineral domains during later pre-production and production phases. A summary of all drilling activity since 1987 is provided in Table 10-1.

Table 10-1: Greenstone Mine Drilling History Since 1987

Year Drilled	No. Drill Holes	Metres	Core Size	Operator
1987	37	6,219	BQ	Lac Minerals Ltd and Asarco Exploration of Canada Ltd.
1988	40	9,053	BQ
1993	28	5,125	BQ
1993	106	1,483	RCO
1994	21	305	Sonic
1994	17	396	RCO
1994	78	11,962	BQ
1995	7	1,024	BQ
1996	24	3,241	Unknown	Lac Properties Inc and Cyprus Canada Inc.
1997	1	185	BQ
2000	1	370	BQ	Lac Properties Inc.
2002	16	2,117	BQ
2009	346	91,802	NQ	Premier Gold Mines Limited
2010	279	114,611	NQ
2011	204	107,413	NQ
2012	125	68,549	NQ
2013	297	139,383	NQ
2014-2015	133	44,097	NQ
2018	405	19,995	RCGC
2019	76	5,946	RCGC
2019	54	12,108	NQ
Jan 2022-Sep 2022	67	4,189	RCGC	Greenstone Gold Mines GP Inc Joint Venture Equinox-Orion
Jan 2022-Sep 2022	56	15,421	NQ
Sep 2022-Jun 2024	496	28,002	RCGC
Jul 2024-Aug 2025	1,339	79,878	RCGC	Equinox Gold Corp.
2025	21	6,054	NQ
Total	4,273	780,685

Note:

1.     Diamond drill holes completed in 2025 are not included in the current Mineral Resource estimate due to incomplete or pending analytical results at the data cut-off date of August 12, 2025

2.     RC grade control drilling statistics from January 2024 to present is separated by effective dates of the 2024 Technical Report (Dorval et al. 2024) and this Report; drilling until June 2024 was included in the 2024 Technical Report

3.     Programs completed before 2021 were conducted by previous operators; programs completed between 2021 and June 2024 were conducted by Greenstone Gold Mines on behalf of the Equinox-Orion Joint Venture; and programs completed since July 2024 were conducted under Equinox.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

10.1.1	Core Drilling

Conventional wireline core drilling has been undertaken by several drilling contractors:

•	Chibougamau Diamond Drilling Ltd. (2007–2013)

•	Major Drilling Group Internation Inc. (2013–19)

•	Forage M3 Drilling Services Inc. (2020)

•	FTE Drilling Inc. (2025)

Core drilling prior to 2002 produced BQ-diameter (36.5 mm) core, while all drilling since has been NQ-diameter (47.6 mm).

The first time the core is handled is at the drill rig by the driller helper who takes the core from the core tube and places it in core boxes. A wooden block is placed in the core box at the end of every core tube interval, or run, typically 3 m in length. Once a core box is full, the helper wraps the box with tape or wire depending on the preference of the drilling company. At the end of each shift, the core is delivered to the core shack. GGM personnel remove the wire or tape and bring the boxes into the logging facility.

Collar locations for 55% of drill holes completed prior to 2013 were located via hand-held Global Positioning System (GPS) in UTM coordinates (Zone 16N; NAD 83). In all, 55% of the holes drilled prior to 2013 have been surveyed using a hand-held GPS receiver.

Since 2018, the site surveyor or geologists have spotted the RCGC, blastholes, and diamond drill holes using a Trimble RTK system using the coordinates planned by GMS or GGM. In the event of unstable or poor ground access, the hole is moved to accommodate a safer drilling position. The drill is aligned to the proper azimuth and dip using a Reflex Astronomic Position System (APS) or a Devico DeviAligner. Once holes are drilled, casings are typically left in the ground and the precise drill hole collar, azimuth, and UTM coordinates are confirmed by placing an APS or DeviAligner unit on the drill casing. A steel cap is placed on the casing and the hole collar is subsequently surveyed using a Trimble RTK.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Between 2013–2024, downhole surveys were taken by the drilling contractor every 30 m using a gyroscope unit (REFLEX EZ-Gyro) to record the easting, northing, and elevation of the drill collars.

The 2025 diamond drilling program collected 3 m spaced surveys using a Devico DeviGyro instrument that logged and transferred the data to the secure cloud-based platform DeviCloud.

10.1.2	Core Marking and Logging

After core has been placed on the logging table, technicians rotate the core so that all the pieces slant in one direction and form as complete a representation of the original core as possible. The core in each box is measured and marked every metre, then the core box is labelled using a metal tag denoting hole ID and the core interval. In programs with oriented core, core is aligned using an angle iron to assess the quality of orientation marks from the drillers. An orientation line would be drawn to represent the bottom of the core, which is aligned in the box so as to have the orientation line visible in the bottom portion of the box. If there are no orientation line, the technician would employ their best effort to rotate the core so a consistent face is showing.

The length of core retrieved from each core tube is compared relative to the metres drilled by the length of the tube. A core recovery percentage is logged for each core tube interval, where the length of core retrieved is divided by the length of the tube. Technicians also check that distances are correctly indicated on the wooden blocks placed every 3 m. If there is a mistake on any of the blocks, the Project Manager is informed, and the drill foreman is brought in to rectify the issue.

Rock quality designation (RQD) calculations are performed either by geologists or the geological technicians, where any natural breakage under 10 cm is recorded.

Logging of diamond drill core was performed on site by GGM staff exploration geologists and geologists contracted to GGM. Logging before 2025 was typically recorded by hand onto paper or a notebook and transcribed later into LogChief software, while the 2025 program was logged directly in Seequent’s MX Deposit software. Geologists note intervals of varying lithology, accessory minerals, the type and style of any veins (e.g., quartz-carbonate veins), the type and habit of sulphide mineralization (pyrite, arsenopyrite, pyrrhotite), or whether the unit appears folded, and relevant structural measurements (e.g., bedding, foliation, fracture or vein orientation, fold axes). Visible gold is also noted, if present.

In holes with orientation lines, alpha and beta measurements of geological features, such as lithological and bedding contacts, veins and foliations, are collected using a goniometer tool to produce a corresponding strike and dip of the feature.

Since 2025, magnetic susceptibility was collected using the MPP susceptibility meter from GDD Instruments (Quebec City) in “Continuous Mode”. These readings can be completed before or after logging, prior to cutting.

Core intervals deemed appropriate for sampling are demarcated by the geologist using a wax marker on the surface of the core and have a sample tag placed in the core tray at the beginning of the interval. The sample tag ID and interval is subsequently recorded in the logging software. The geologist will also extend samples beyond the intervals believed to contain mineralization (“shoulder” samples) to ensure the complete encapsulation of the potential mineralized zone.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

The final step of the core process is to take photos of the core after all geotechnical, logging and sampling identification is completed before the core is cut. This serves as a record of the full core, where all information written on the core and core blocks are visible in the photo. Core photographs are uploaded to and archived by Seequent’s Imago platform, allowing geologists to query core photographs imagery within 3D modelling programs such as Leapfrog Geo.

10.1.3	Reverse Circulation Drilling

RC drilling is conducted by mobile rigs equipped with conventional, air-assisted, down-the-hole (DTH) hammer mechanisms and a Metzke 1200 cyclone with a three chute cone splitter. The contractors who have undertaken this work most recently are:

•	NPLH Drilling (2018-19, 2024-present)

•	FTE Drilling (2021, 2023)

•	FORACO Canada Ltd. (2022)

A member of the geology team will load all designed collar coordinates into a Trimble GPS tool and provide copies of this information to the drilling supervisor. Wooden stakes labeled with the hole ID, azimuth, dip and length are prepared. Once located in the field with the GPS unit, the precise collar location is spray painted on the ground, followed by placement of a spray-painted rock and the labeled stake.

The drill operator uses a DeviAligner tool to position the rig in accordance with the planned azimuth and dip. Upon completion of the hole, a DeviGyro tool surveys the length of it, obtaining a reading every 5 m.

10.1.4	Reverse Circulation Chip Logging

Logging of RC grade control chips at Greenstone is completed on an ad hoc basis, where documenting and confirming the lithology, mineralization and alteration of the subsurface is deemed necessary by the Senior Mine Geologist, or when metallurgical samples are required. A set of two chip trays are prepared for each hole to contain representative dry and wet samples of each interval, where the dry chips are stored in a designated location and the wet chips are logged.

The source material for RC grade control samples is from the primary sample bag collected in the field, while RC metallurgical samples are sourced from the third 500 g sample bag collected specifically for chip tray logging.

The RC chip bags are securely loaded in pickup trucks and transported along project and regional roads to the logging facility.

Once RC samples arrive at the logging facility, a technician ensures that samples are in sequential order on the dispatch bench. Using a printed copy of the hole’s corresponding assay table, the technician prepares chip trays by writing in permanent marker on the exterior surface of the lid the RC hole ID, the ‘dry’ or ‘wet’ designation, and corresponding “from” and “to” intervals over each compartment.

A clean spoon is used to scoop rock chips from each sample bag into the corresponding compartment of the dry chip tray, filling it. All dry sample chip trays are taken before wet sample trays.

To prepare wet sample trays, a clean spoon is used to scoop rock chips from each sample bag into a rock sieve, where the finer material is sieved into a waste bucket. The remaining sample in the sieve is partially submerged into a bucket of clean tap water and given a light shake until only rock chips remain in the sieve. The wet rock chips are then spooned into the corresponding wet tray compartment and sent to the Mine Geologist for logging.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Using a SciOptics fibre optic microscope, the Mine Geologist records lithology, mineralization and alteration information from the chip samples into MX Deposit software.

Magnetic susceptibility of RC samples is collected using a GDD MMP-EM2S+ multi-parameter probe (MPP) set to “Punctual” data collection mode.

10.1.5	July 2024–August 2025 RC Grade Control Program

Between July 2024 to August 2025, a total of 1,339 RC drill holes comprising 79,878 m were drilled to continue delineation of economic mineralization within Phase 1A and Phase 1B pit boundaries. Figure 10-1 illustrates the RC hole collar locations and traces within the pit phases.

Figure 10-1: Plan View of RC Grade Control Collars within Phase 1A and Phase 1B Pit Design Boundaries

504000
504500
505000
505500
5503500
5503000
5502500
N
0
250
500
Meters
EQUINOX GOLD
RC Drill Collars
2025
2024
Pre 2024
Planned Pit Shells
Phase A
Phase B
Drill Trace
Roads
Greenstone Gold Mines
RC Drilling
December 11, 2025
Spatial Reference: NAD 1983 UTM Zone 16N

10.1.6	2025 Diamond Drilling Program

A diamond drilling campaign commenced in May 2025 targeting geologic and structural features throughout the planned Greenstone pit, with emphasis on the near-term (5 year) mining. As of the effective date of this report, 21 diamond drill holes, including two recollared holes, totalling 6,054 m were drilled; the located are presented in Figure 10-2, and Figure 10-3 shows a typical cross-section illustrating lithostructural features encountered. The results of the 2025 drilling were generally consistent with the predicted geological model for Greenstone.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

GGM geologists used lithological and structural information collected through this program to complete updates to the geologic model and domain wireframes for the 2025 Mineral Resource estimate. Gold assay results from this program were not available at the time of the August 2025 data cut-off for the Mineral Resource estimate.

Figure 10-2: Plan View, 2025 Diamond Drilling within the Outer Footprint of the Final Pit Design

503500
504000
504500
505000
505500
5503500
5503000
5502500
5502000
N
B
A
Discovery
Point
0
250
500
Meters

Diamond Drill Collars

- 2025
- Pre 2025

Ultimate Pit at 330m elevation

Drill Trace

Roads

EQUINOX GOLD

Greenstone Gold Mines
Diamond Drilling

December 17, 2025

Spatial Reference: NAD 1983 UTM Zone 16N

Note: Section line corresponds to Figure 10-3.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 10-3: Vertical Section Looking West of Hole GS25-019 (view clipped +/- 20 m)

Source: Equinox 2026.

10.2	Other Properties – Brookbank, Kailey, and Key Lake

10.2.1	Drilling Procedures

Diamond drilling was completed from surface using NQ wire-line-stabilized hexagonal core barrels with an 18 in long shell. For deep holes hexagonal core barrels are first used. Wedge cuts were occasionally completed on parent holes in locations where ground conditions were favourable. Hole collars were well marked, with casings generally left in the hole. Core diameter prior to 2000 was BQ and has been NQ on all subsequent programs.

Diamond drilling that informs the Mineral Resource Estimate at Brookbank was completed by the following contractors:

•	Major Drilling International Inc. (1999-2006)

•	Bradley Bros. Ltd. (2009)

•	Northstar Drilling (2012-2013)

•	Forage G4 Drilling (2016)

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Diamond drilling that informs the Mineral Resource Estimates for Key Lake and Kailey was completed by contractors:

•	Chibougamau Diamond Drilling Ltd. (2008)

•	Bradley Bros. Ltd. (2010)

•	Major Drilling International Inc. (2013-2014)

•	Forage M3 Drilling Services Inc. (2020)

The drill rigs were mounted on skids and dragged into position using a skidder or bulldozer.

The core was placed in three-row wooden core boxes provided by the contractor. The boxes and depths were labelled by the drill crews. Upon receipt at the Premier core shack, the boxes were labelled with permanent metal tags according to drill-hole number, box number, and metres downhole.

10.2.2	Collar Locations, Orientations, and Downhole Surveys

Collars were located using a cut grid or by using a hand-held GPS receiver. Subsequent to completion, most collars were located using a Trimble GPS survey instrument. Some hole locations are only recorded to the nearest metre, even though more accurate measurements were possible.

In 2007, a Reflex Instruments downhole survey tool provided by the drill contractor was used with surveys typically taken every 50 m. A REFLEX MAXIBORE tool was also used for downhole surveys starting in November 2007. This survey tool was operated by Premier employees and has been used for approximately 95% of the holes since it became available. In May–June 2010, Premier changed to an Icefields Gyro survey tool to achieve more efficient and more accurate survey data. In late 2009 and again in October 2010, a survey determined drill-hole orientations using a gyroscope at surface on casings for 79 historical holes and 310 holes drilled by Premier.

10.2.3	Core Logging and Sampling

The geologist prepared a detailed geological log including lithology, veining, alteration, mineralization, structures (oriented core), surveying, assays (gold and trace elements), recovery and magnetic susceptibility. Magnetic susceptibility was collected every metre downhole using the MPP susceptibility meter from GDD Instruments.

Core was then oriented by technicians and geologists at the logging site using the orientation marks on the drill core to obtain alpha and beta measurements and, ultimately, strike and dip of geological structures.

The geologist then identified and marked the beginning and the end of the sampling intervals. Upon completion of the logging and demarcating the sample intervals, technicians sawed the core longitudinally in half with a diamond saw, except for material which was highly fractured and contained clay minerals, which was divided manually with hammer and chisel. One half of the core was bagged, tagged with a sample number, then sealed; the other half was put back in the core boxes and kept as a reference and check sample in the event that duplicate assays are required. Generally, samples of 1 m length were taken in longer sections of similarly mineralized rocks; however, sample size was reduced to as low as 0.4 m in areas of particular interest, or where lithology and mineralization were distinct.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

After the core was logged and sampled, it was permanently stored in core racks at the Magnet mine site or at a site constructed in 2009 on Old Arena Road in Geraldton.

10.2.4	Brookbank

Summary of Drilling Campaigns

Since the mid-1940s, numerous drill programs have been carried out on the Brookbank, Cherbourg, and Foxear areas. A summary of all historical drilling programs performed before Equinox are located in Section 6.2 of the current Report and Table 10-2 .

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Table 10-2: Summary of Brookbank Property Drilling Programs

Year(s)	Company	Zone								Total
		Brookbank		Cherbourg		Foxear		Other
		No. of Holes	Metres	No. of Holes	Metres	No. of Holes	Metres	No. of Holes	Metres	No. of Holes	Metres	No. of Samples	Metres Assayed
1944	Noranda Exploration	40	1,860	-	-	-	-	-	-	40	1,860	470	575
1975	Lynx Canada Exploration	6	376	-	-	-	-	-	-	6	376	87	45
1981	Metalore Resources Ltd.	30	3,569	-	-	-	-	-	-	30	3,569	1,765	2,174
1982	Metalore Resources Ltd.	1	106	-	-	4	453	-	-	5	559	116	133
1983	Metalore Resources Ltd.	40	3,785	7	597			-	-	47	4,382	1,646	1,734
1984	Metalore Resources Ltd.	31	9,795	-	-	14	963	-	-	45	10,758	1,018	1,063
1985	Metalore Resources Ltd.	-	-	-	-	12	1,242	-	-	12	1,242	65	42
1986	Metalore Resources Ltd.	8	3,499	49	5,101	-	-	-	-	57	8,600	586	397
1987	Hudson Bay Mining	42	19,359	-	-	-	-	-	-	63	25,193	2,723	2,303
	Metalore Resources Ltd.	2	560	9	2,487	10	2,787	-	-			290	183
1989	Placer Dome Inc.	19	8,354	5	1,538	2	984	3	934	29	11,810	1,197	1,460
1993	Metalore/Ontex	-	-	6	1,546	-	-	-	-	6	1,546	38	29
1994	Metalore Resources Ltd.	-	-	9	1,109	4	1,376	-	-	15	2,810	81	65
	Metalore/Ontex	-	-	-	-	2	325	-	-			13	7
1995	Metalore Resources Ltd.	-	-	-	-	5	2,774	-	-	5	2,774	44	39
1999	Ontex Resources Ltd.	16	4,738	13	6,706	3	1,295	-	-	32	12,738	2,082	2,077
2000	Ontex Resources Ltd.	34	17,120	5	1,564	13	4,792	-	-	52	23,476	2,148	2,185
2001	Ontex Resources Ltd.			9	2,523	12	4,530	-	-	21	7,053	392	324
2006	Ontex Resources Ltd.	14	3,000	-	-	-	-	-	-	14	3,000	870	900
2007	Ontex Resources Ltd.	7	1,208	-	-	-	-	-	-	7	1,208	384	417
2008	Ontex Resources Ltd.	16	5,638	9	3,823	-	-	-	-	25	9,461	928	833
2009	Ontex Resources Ltd.	50	23,291	-	-	-	-	-	-	50	23,291	2,575	3,098
2011	Premier	2	1,962	-	-	-	-	-	-	2	1,962	79	88
2012	Premier	3	1,937	-	-	-	-	-	-	3	1,937	431	629
2013	Premier	2	1,393	-	-	-	-	-	-	2	1,393	244	305
2016	GGM	14	6,377	-	-	-	-	-	-	14	6,377	5,152	4,956
Total		377	117,928	121	26,993	81	21,521	3	934	582	167,376	25,424	26,061

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

A map of all drilling collars in the vicinity of the Brookbank deposit regional targets at Foxear and Cherbourg are shown in Figure 10-4.

Figure 10-4: Plan View of Brookbank Deposit Area with all Surveyed and Estimated Diamond Drill Collars

438000
439000
440000
441000
442000
443000
444000
445000
5509000
5508000
5507000
5506000
5505000
N
B
A
Brookbank
Cherbourg
Foxear
0
500
1,000
Meters

Pre 2025 Diamond Drill Collars
Cherbourg Collars
Brookbank Collars
Foxear Collars
Lithology
Conglomerate
Mafic to Intermediate Volcanics
Felsic to Intermediate Volcanics
Greywacke & other minor sedimentary units
Roads

EQUINOX GOLD

Brookbank Property
Diamond Drilling

February 2, 2026

Spatial Reference: NAD 1983 UTM Zone 16N

Note: Section line corresponds to Figure 10-5.

A representative example of surface diamond drilling on the Brookbank property is illustrated by the vertical section in Figure 10-5. Drill holes are oriented as close to orthogonal to the sheared contact between the metaconglomerate and metavolcanic that is the primary host of mineralization at Brookbank.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 10-5: Brookbank Deposit – Representative Cross-Section Looking West (view clipped +/- 10 m)

A
B
84-B33
3.55 g/t Au
18.1 m
84-B32
2.77 g/t Au
14.3 m
405-007
5.35 g/t Au
3.0 m
and
1.71 g/t Au
4.3 m
200
B-16-02
1.64 g/t Au
16.2 m
405-006
4.28 g/t Au
10.3 m
87-B44-W1
8.72 g/t Au
11.9 m
B-09-08
7.95 g/t Au
16.2 m
0
87-B31-W1
13.43 g/t Au
19.5 m
405-001
8.35 g/t Au
16.2 m
B-16W-2A
4.38 g/t Au
34.7 m
B-08-10
16.07 g/t Au
16.0 m
-200
87-B46-W5
1.16 g/t Au
7.3 m
87-B46-W3
1.30 g/t Au
9.6 m
-400
87-B46
2.70 g/t Au
20.1 m
Au (g/t)
≤ 0.05
≤ 0.15
≤ 0.35
≤ 0.6
≤ 1
≤ 3
≤ 5
> 5
Metavolcanic
Metaconglomerate
Altered Zones
Vertical Cross-Section
Looking WSW (250°)
0m
200m
x: 439760
y: 5506862
x: 439714
y: 5507036
x: 439667
y: 5507209
x: 439620
y: 5507383

Note: Mineralization is found along the contact between a package of mafic metavolcanics to the south and polymictic conglomerates to the north, resulting in a vertical to steeply south-dipping zone.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

10.2.5	Kailey (Little Long Lac)

The description of drilling method, surveying, and core logging procedures described in the previous sections are also applicable to the Kailey deposit. A significant amount of historical information was available and digitized from hard-copy records by GGM in 2019 and 2020. Only the more-recent drilling undertaken by Premier, since 2007, is considered as verifiable and used in the Mineral Resource estimate described below.

Drilling Campaigns

In late 2007, Premier focused their drilling program in the area around the historical Little Long Lac mine. Eight holes were drilled approximately 200 m southeast of the old mine headframe. All the holes were oriented N334, and they had as target the undeveloped Vein No. 9. While the mine was in production, this mineralized structure was mined out on Levels 2, 4, and 16. The vein is sub-vertical for about 50 m along strike and steeply dips to the west-southwest at around 60°. Six of the eight drilled holes intercepted the structure, returning anomalous gold values. The initial program also able to discover three additional parallel zones to south of the structure Vein No. 9, which were called Veins No. 10, No. 11, and No. 12.

Premier continued the drilling programs on the Little Long Lac Property area during 2008. The exploration was on two zones, the first target aimed to define mineralization on Veins No. 9, 10, and 11; the second was focused on the newly discovered Kailey Zone. Drilling successfully extended gold mineralization in Veins No. 9 and 10 down plunge.

The Kailey Zone is a low-grade bulk tonnage target proximal and parallel to the historical Little Long Lac gold mine workings. Drilling in the Kailey Zone has identified an area of mineralization characterized by a network of randomly oriented quartz-carbonate veins and stringers with traces of disseminated pyrite and arsenopyrite and visible gold, hosted in an altered arkose (sericite + lesser carbonate). The Kailey Zone has two parallel horizons (K1-North and K2-South) which converge in the central and eastern sections.

In 2011 exploration had a focus on in-fill and step-out drilling proximal to the historical, high-grade resource areas previously mined. The latest drilling programs has demonstrated that the Kailey mineralized zone is a shallow and low-grade potential open pit Mineral Resource. Various drilling programs are summarized in Table 10-3 and illustrated in Figure 10-6 and Figure 10-7.

Table 10-3: Summary of the Kailey Property Drilling Programs

Year	Company	Drill-Hole Type	Zone—Kailey
			No. of Holes	Metres	No. of Samples	Metres Assayed
2007	Premier	Surface DDH	8	2,625.80	2,525	2,350.10
2008	Premier	Surface DDH	68	25,452.40	23,840	23,579.90
2011	Premier	Surface DDH	6	6,520.40	1,153	1,613.70
Total Resource Drill Holes			82	34,598.60	27,518	27,543.70

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 10-6: Plan View of Kailey Deposit Area with All Surveyed and Estimated Diamond Drill Collars

500000
501000
502000
503000
504000
505000
506000
507000
5508000
5507000
5506000
5505000
5504000
5503000
Geraldton
N
B
A
0
500
1,000
Meters
Lithology
Pre 2025 Diamond Drill Collars
Roads
Waterbody
Iron Formation
Mafic to Intermediate Volcanics
Greywacke minor other sedimentary units present
Diabase
Diorite, Gabbro
Felsic Porphyry
Arkose
Conglomerate

EQUINOX GOLD

Kailey Property
Diamond Drilling

February 9, 2026

Spatial Reference: NAD 1983 UTM Zone 16N

Note: Section line corresponds to Figure 10-7.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 10-7: Kailey Deposit – Representative Cross-Section Looking Southwest (view clipped +/- 25 m)

A
B
PLL08053
PLL08015
300
200
100
0
-100
-200
0.63 g/t Au
33.2 m
1.21 g/t Au
57.0 m
0.75 g/t Au
15.0 m
0.93 g/t Au
51.0 m
0.82 g/t Au
50.0 m
0.50 g/t Au
73 m
1.22 g/t Au
66.0 m
0.78 g/t Au
84.1 m
0.58 g/t Au
70.0 m
2.78 g/t Au
8.0 m
PLL08061
PLL08063
PLL08031
PLL08044
PLL08033
PLL08046
PLL08036
PLL08012
PLL08039
Au (g/t)
≤ 0.05
≤ 0.15
≤ 0.35
≤ 0.6
≤ 1
≤ 3
≤ 5
> 5
Lamprophyre
Diorite
Iron Formation
Greywacke
Arkose Sandstone
Antiform
Synform
Vertical Cross-Section
Looking SW (240°)
0m
100m
x: 503309
y: 5504580
x: 503209
y: 5504753
x: 503109
y: 5504927
x: 503009
y: 5505100
x: 502909
y: 5505273

Note: Mineralization is concentrated within the arkose sandstone unit and focused around the antiform fold nose, forming vertical to steeply south-dipping zones.

10.2.6	Key Lake

The description of drilling method, surveying, and core logging procedures described in Sections 10.2.1 to 10.2.3 are also applicable to the Key Lake deposit.

Drilling Campaigns

The exploration program by Premier in 2011 was designed to expand the footprint of the Key Lake deposit trend along strike and aimed to test the down-plunge potential of some of the higher-grade gold values within the deposit. Premier drilled eight holes totalling 3,190 m of which 1,189 m were assayed.

Table 10-4 summarizes the drilling metres for the 1974 to 2011 drilling programs on the Key Lake Property. Figure 10-8 and Figure 10-9 illustrate drilling collar locations and typical geological cross-section with drilling pattern, respectively.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Table 10-4: Summary of the Key Lake Property Drilling Programs

Year(s)	Company	Zone—Key Lake
		No. of Holes	Metres	No. of Samples	Metres Assayed
1974	Jelex Mines Ltd.	2	251.2	-	-
Mid-1980–1990	Dome Exploration	116	19,891.30	4,324	4,171.10
1995	Cyprus Canada	13	2,270.00	1,300	1,566.80
2010	Goldstone Resources	59	12,422.00	5,433	5,369.90
2011	Goldstone Resources	114	25,894.60	9,750	10,791.10
2011	Premier	8	3,190.00	896	1,188.80
Total		312	63,919.10	21,703	23,087.70

Figure 10-8: Plan View of Key Lake Deposit area with All Surveyed and Estimated Diamond Drill Collars

489000
490000
491000
492000
493000
5508000
5507000
5506000
N
B
A
0
500
1,000
Meters
Lithology
Pre 2025 Diamond Drill Collars
Roads
Waterbody
Mafic to Intermediate Volcanics
Diabase
Greywacke minor other sedimentary units present
Felsic Porphyry
Iron Formation
Arkose
EQUINOX GOLD
Key Lake Property
Diamond Drilling
February 9, 2026
Spatial Reference: NAD 1983 UTM Zone 16N

Note: Section line corresponds to Figure 10-9.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 10-9: Key Lake Deposit – Representative Cross-Section Looking West (View clipped +/- 20 m)

Note: Mineralization is concentrated within the folded arkose sandstone, forming subvertical zones parallel to the axial planes of the fold, both in association with the quartz-feldspar porphyry, which is also subparallel, and within the arkose sandstone away from the porphyry.

10.3	Conclusions

The Qualified Person responsible for this section of the Technical Report considers the drilling, logging and recording procedures to be consistent with industry best practices. The Qualified Person is not aware of any drilling, sampling, or recovery factors that could materially affect the accuracy or reliability of the reported results.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

11.0	Sample Preparation, Analyses, and Security

11.1	Sampling Methods

Sampling across Greenstone Mine, Brookbank, Kailey, and Key Lake deposits has included RCGC chips and diamond drill core, with program-appropriate quality assurance / quality control (QA/QC) protocols designed to monitor accuracy and precision. Blast hole samples are used only for short term grade control and routine sampling for potentially acid generating (PAG) and deleterious materials, and not for the Mineral Resource estimate.

11.1.1	Reverse Circulation Sampling

RCGC programs utilized rigs with on-board cone splitters to obtain representative primary samples weighing up to 5 kg for grade control for metallurgical analysis (Figure 11-1). Standard grade control sampling intervals are 2 m, and standard metallurgical sampling intervals are 1 m.

Figure 11-1: Hardab 5K6 Maxidrill RC Drill Rig with Metzke 1200 Cyclone w 3 Chute Cone Splitter (hyd) in Operation

Vortex Finder
Sample Cyclone
Knife Valve
Sample Bin
Knife Valve
Sample Splitter
Sample Bag

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Pre-labeled bags are affixed to the splitter for collection. Following collection, samples are sealed with coloured zip ties and depths recorded in tag booklets.

Figure 11-2: Principal RCGC Sample (Small) and Metallurgical Sample (Large) from a 2 m RCGC Interval

For logged RC holes, approximately 50 g of material is placed into wet and dry chip trays and logged by geologists (Section 10.1.4). The samples are then stored and recorded into a Microsoft Excel data file using a QR scanner in the sample dispatch area.

Quality control certified reference material (CRM), blind blank, and field duplicate samples are inserted into the sampling stream at an alternating rate of approximately one in every 10 samples. Samples are placed into large rice bags that are subsequently labeled with the drill pattern ID, rock samples, quality control sample ID, and rice bag number using a permanent marker before laboratory dispatch.

11.1.2	Core Sampling

Core is typically sampled continuously along the entire hole, with interval lengths selected based on geological boundaries and mineralization style, generally 0.5 m to 1.5 m. At the core facility, trained geologists logged lithology, alteration, structure, veining, mineralization, and recovery (Section 10.2.3). Intervals with VG are clearly flagged in the core boxes and on sample tickets; enhanced contamination controls are applied, including thorough core-saw cleaning between cuts, and the insertion of additional blanks immediately after high-grade or VG-bearing intervals.

Following logging and sample mark-up, core is cut lengthwise using a diamond-blade saw (Figure 11-3). The same half of the core is consistently retained for reference, while the other half is designated for analysis. Saw blades, trays, and the working surface are cleaned between samples—using water and brush/vacuum as applicable, and with additional rinses after VG or high-sulphide intervals—to minimize potential carry-over.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 11-3: Drill Core—Sawing Shack

The sampled half-core is placed into labeled plastic sample bags together with the corresponding sample tag. Bags are sealed with zip ties and grouped in rice bags (typically 5-10 samples per bag) for transport. Each rice bag carried a durable, unique dispatch label including project, hole ID(s), sample number range, and the destination laboratory.

Chain-of-custody documentation accompanies each shipment and is cross-checked against laboratory receiving lists (LIMS).

11.1.3	Blast Hole Sampling Summary

Blast hole sample assays are utilized at the Mine for short-term grade control modelling and not used for calculation of the Mineral Resource estimate; the procedure described below is included for completeness. In preparation for blast hole sampling, sample labels with two tags containing QR codes and analytical instruction (i.e., gold, arsenic, sulphur, carbon and total sulphur, or field duplicate) are printed by the geology technician. One tag is stapled inside the sample bag, the second tag placed loose in the bag for redundancy.

Sampling methods will vary based on the location and type of blast hole being sampled.

•	Flitch sampling of a 10 m blast hole requires three samples representing equal intervals, excluding the sub-drilled portion of the hole.

•	Full bench sampling of a 10 m blast hole requires three sub-samples, constituting approximately 5 kg of total sampled material.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

A flitch sample is prepared at the beginning of each interval of in situ rock, where the sampler places a specially designed sampling pan next to drill rods using a telescopic pole with hoe attachment.

A portion of the fine cuttings fills the pan as the interval is drilled. The drill is stopped after completing each interval, the sample is retrieved and placed into the tagged sample bag, and the pan is cleaned to prevent contamination.

A full bench sample is comprised of three combined sub-samples taken from the spoil pile after the 10 m blast hole has been completely drilled. Using a handheld scooping tool, a vertical channel is dug in the spoil pile at the prescribed sampling location (Figure 11-4), exposing a vertical face, or the “short wall”, that reaches to peak of the pile. The material dug from the channel is discarded. The scoop is placed at the base of the short wall, and scraped upward, removing sample material from the short wall (Figure 11-5), which is then placed into the sample bag.

Figure 11-4: Full Bench Sampling of a 10 m Blast Hole

Note: Left: schematic of sampling interval; Right Top: schematic cross-section of spoil piles created by Pit Viper and SmartROC & Castonguay drills; Right Bottom: corresponding sub-sample locations (yellow) for respective drill type.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 11-5: Full Bench Sampling on the “Short Wall” Face of the Spoil Pile

Sample bags are tied shut with flagging tape, loaded into the box of a pickup truck, and transported to the same receiving, logging, and dispatch facility used for core and RCGC drilling programs.

11.2	Preparation and Analytical Laboratories

11.2.1	1999 to 2009 (Brookbank)

Preparation and analysis for Brookbank core samples drilled by Roxmark between 1999 to 2009 were principally conducted by Swastika Laboratories (Swaslabs) based in Swastika, Ontario. Swaslabs is an ISO 9001:2000 accredited facility that participates in the Proficiency Testing Program for Mineral Analysis Laboratories (PTP-MAL) round-robin laboratory program provided by Natural Resources Canada for analyses of gold, platinum, palladium, silver, copper, lead, nickel, and cobalt. PTP-MAL uses criteria for laboratory proficiency established by the Task Accreditation Sub-Committee Working Group for Mineral Analysis Laboratories of the Standards Council of Canada.

Replicate and umpire analysis work during this time was completed by Accurassay Laboratories Inc. (Accurassay), an ISO/IEC 17025 accredited facility based in Thunder Bay that ceased operations in 2018. These laboratories performed drying, crushing, splitting, pulverizing, and gold fire assay with atomic absorption (AA) or gravimetric finish; internal laboratory quality control comprised blanks, CRMs, and ≥10% re-assays.

11.2.2	2007 to 2024 (Greenstone, Brookbank, Key Lake, Kailey)

Activation Laboratories Ltd.’s (Actlabs) Geraldton facility was an independently ISO 9001:2008 accredited (Kiwa International Cert GmbH) laboratory that served as the primary preparation and analytical site for core, channel, RCGC and blast hole samples from Greenstone (Hardrock), Key Lake, and Kailey properties between 2007 and March 2024. During periods of high sample volume, overflow was sent to Actlabs Thunder Bay, an independent, ISO 17025 certified laboratory located in Thunder Bay, Ontario. Actlabs performed drying, crushing, splitting, pulverizing, gold fire assay with AA or gravimetric finish, gold screen fire assay, LECO (combustion/IR) for carbon and sulphur analysis, and inductively coupled plasma – optical emission spectroscopy (ICP-OES) for multi-element analysis.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

From the acquisition of the Brookbank property by Premier in 2009 to the most recent drill program in 2019, all Brookbank samples were similarly sent to Actlabs Geraldton or Actlabs Thunder Bay.

Approximately 10% of core and RCGC samples analyzed for gold during this time were sent for umpire analysis to Australian Laboratory Services Geochemistry laboratory in Thunder Bay (ALS Thunder Bay), after which they are air transported to the ALS Geochemistry Laboratory in Vancouver, British Columbia (ALS Vancouver). ALS Laboratory is an ISO 9001 certified part of the ALS Global Group, and holds additional CAN-P-4E ISO/IEC 17025 and CAN-P-1579 accreditation through the Standards Council of Canada. ALS is an independent commercial laboratory.

11.2.3	2024 to Present (All Properties)

In March 2024, the GGM completed the purchase of Actlabs’ Geraldton facility, which has continued to prepare and analyze the majority of the Greenstone Mine blast hole samples for gold fire assay, carbon and sulphur (combustion-IR), and arsenic (ICP-OES) analysis. Actlabs Thunder Bay has continued to serve as the primary independent laboratory for RCGC gold and multi-element analysis.

Umpire analysis of RCGC samples since 2024 are pending collection and submission.

11.3	Sample Preparation Procedures

This section describes preparation protocols from sample receipt through pulverizing, with notes on specifications for each laboratory where applicable. Procedures for Actlabs Geraldton facility since its acquisition by GGM in 2024 remain unchanged and are identical to Actlabs Thunder Bay.

1	Receiving and registration:

a)	samples received, sorted, and bar-coded

b)	sample and containing bag condition is assessed; anomalies documented with photographs when applicable

2	Weighing and drying:

a)	samples weighed and dried at ~60°C (Actlabs, ALS, Accurassay) to 80°C (Swaslabs)

b)	moisture and condition noted

3	Primary crushing:

a)	jaw or rotary crush to:

•	P80 10 mesh (1.7 mm to 2.0 mm) (Accurassay)

•	P90 10 mesh (2.0 mm) (Actlabs, ALS)

•	P80-P90 10 mesh (Swaslabs)

b)	daily crusher sieve checks

c)	visible gold-bearing samples identified by GGM geologists on sample submission forms may have blank silica sand samples inserted into the sample stream to ‘wash’ the equipment of potentially high-grade sample residue and reduce likelihood of contamination

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

4	Splitting and sub-sampling:

a)	Jones riffle or rotary split to obtain a nominal ~250 g to 500 g sub-sample

b)	coarse rejects retained (all laboratories)

5	Pulverizing:

a)	Pulverize to:

•	P95 150 mesh (88 µm to 105 µm) (Actlabs, ALS)

•	P90-P95 100 mesh (150 µm) to P85 200 mesh (74 µm) (Swaslabs)

•	P90 150 mesh (Accurassay)

b)	pulp sieve checks are performed on the 1st and 50th sample per work order; failures are re-milled

c)	bowls are cleaned with blank silica sand between samples and routinely weighed (all laboratories)

6	Metallic-screen preparation (gold-only):

a)	representative sample up to ~2,000 g is split and screened at 100 mesh (Actlabs, ALS, Swaslabs) or 150 mesh (Accurassay)

b)	+100 mesh (coarse) and −100 mesh (fine) fractions are weighed to determine their respective mass proportions

c)	fine fraction is split into two 50 g (Actlabs, ALS, Swaslabs) or 30 g aliquots (Accurassay)

d)	cleaner sand is used between samples

e)	balances are checked bi-weekly to monthly

11.4	Analytical Testing

11.4.1	Fire Assay Atomic Absorption and Gravimetric Finish (Gold)

Primary gold analyses were conducted by fire assay with atomic absorption (FA-AA) finish (Actlabs: 1A2-50; ALS: Au-AA26; Accurassay: AL4AU3; Swaslabs: FA-AAS).

The procedure utilizes either a 30 g (Swaslabs) or 50 g (Actlabs, ALS, Accurassay) pulp aliquot that is mixed with a lead-based flux designed to ensure total precious metal collection. The pulp-flux mixture is subsequently fused in a high temperature (1,000°C to 1,100°C) furnace for approximately 60 minutes to produce a molten slag and lead button.

The slag is discarded, and the lead button cupelled at approximately 920°C to 950°C to oxidize and remove lead, leaving a doré bead containing gold (and silver, if present). The doré bead is dissolved in aqua regia, and the resulting solution is analyzed for gold by flame AA spectrometry. Calibration standards and instrument blanks are routinely analyzed to establish and verify spectrometer accuracy.

Samples returning results above the upper calibration limit of the AA method (10 g/t Au) requires analysis of another aliquot by fire assay with gravimetric finish (Actlabs: 1A3-50 FA/GRAV; ALS: Au-GRA22; Swaslabs: FA-Grav). In this procedure, following cupellation, the gold flake is annealed using a torch into a doré bead that is weighed directly on a microbalance.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

The lower detection limits for FA-AA at all laboratories is 0.005 g/t Au.

Maximum batch sizes, including quality control samples, vary based on laboratory: 24 (Swaslabs), 42 (Actlabs) and 84 (ALS). Information regarding maximum sample batch sizes for Accurassay is unavailable.

11.4.2	Screen Metallic Fire Assay (Gold)

Gold analysis for samples containing or suspected to contain VG were completed using a screen metallic fire assay (SMFA) procedure (Actlabs: 1A4 and 1A4-1000; ALS: Au_SCR24B; Swastika: unavailable). The methodology between all laboratories is the same.

The +100 mesh (coarse) fraction is assayed in its entirety by FA-AA as described above, typically in one or more charges depending on sample mass. Gravimetric finish may also be applied when coarse gold content warrants direct measurement to improve analytical precision.

The -100 mesh (fine) fraction is separated into 50 g aliquots and analyzed using traditional FA-AA method. Duplicate analysis of this fraction provides an assessment of precision and helps quantify residual nugget effects in the fine material.

Gold concentrations from the coarse and fine fractions are then combined on a weighted-average basis according to their respective mass proportions to calculate the total gold grade for the sample.

11.4.3	Aqua Regia Digestion ICP-OES (Arsenic)

This section describes the procedures for analysis of samples ICP-OES after partial digestion at Actlabs’ facilities in Geraldton and Thunder Bay. Procedures at the Geraldton facility since its acquisition by the GGM in 2024 remain unchanged.

Partial digestion with ICP-OES (Actlabs: 1E3) is applied to target elements primarily associated with sulphide mineralization and hydrothermal alteration for ore and waste rock characterization. Since aqua regia digestion is considered a partial extraction technique, as the more resistant silicate phases remain intact, the reported concentrations represent the leachable fraction rather than total elemental content.

The 2020 Hardrock Waste Rock Management Plan targets arsenic (As) as the primary sulphide-associated leachable element for environmental monitoring and planning purposes, where blast hole samples are partially digested and analyzed via ICP-OES at a prescribed rate of one every 12,500 t of rock moved, including ore and waste.

The procedure is as follows:

1	A 0.5 g pulp sample is weighed and added to a clean, unused sample tube.

2	1 mL nitric acid (HNO3) and 1.5 mL hydrochloric acid (HCl) are added to the tube.

3	Sample digests on a temperature-controlled surface set to 95 °C for between 40 and 90 minutes.

4	Sample tube is removed from heat source and after 5 minutes 7.5 mL de-ionized water is added to the sample tube, which is then stoppered with rubber plugs.

5	The sample tube is inverted 20 times to mix thoroughly, then placed in a centrifuge for a 4-minute cycle at 1,900 rpm.

6	After instrumental calibration, the solution is nebulized into an argon plasma and analyzed.

7	Samples returning concentrations above the upper calibration limit for a given element are re-analyzed after further dilution with deionized water.

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11.4.4	4-Acid Digestion ICP-OES (Multi-Element)

The method of 4-acid digestion followed by ICP-OES is an industry standard technique to determine whole rock or soil concentrations of major and trace elements relevant to the style of mineralization, alteration, and litho-geochemical characterization. In addition to nitric and hydrochloric acids, hydrofluoric (HF) and perchloric acid (HClO4) acids are added to the sample, ensuring a “near-total” digestion (certain refractory minerals may not completely dissolve). Following digestion, instrumental analysis of the sample is the same as described in Steps 4 to 7 in Section 11.4.3.

This technique has seen limited historical use at Greenstone and Brookbank, with analyses being performed at Actlabs Thunder Bay (Actlabs: 1F2).

11.4.5	Combustion Infrared Analysis (Carbon, Sulphur)

The Combustion Infrared (LECO) method is designed to quantitatively determine carbon (C) and total sulphur (ST) content of geological materials for mineral exploration and metallurgical characterization including assessment of acid drainage potential.

The 2020 Hardrock Waste Rock Management Plan prescribes one blast hole sample per 12,500 t rock moved for C and ST analysis by LECO method to screen for PAG ore and waste rock. The internal laboratory in Geraldton continues to perform these analyses using the same analytical procedure since it was acquired by Actlabs.

1	A pulp sample weighing between 0.1 g to 0.15 g is combusted in a stream of pure oxygen using radio frequency (RF) induction to heat the sample.

2	Carbon and sulphur present in the sample are oxidized to carbon dioxide (CO2) and sulphur dioxide (SO2)

3	The gas mixture is swept by the oxygen carrier through a drying reagent into a non-dispersive infrared (NDIR) cell.

4	Sulphur is detected as SO2.

5	The gas mixture continues to flow past a heated catalyst where carbon monoxide (CO) is converted to CO2, and SO2 is converted to sulphur trioxide (SO3).

6	SO3 is subsequently removed by a filter and carbon is detected as CO2 by a second NDIR cell.

7	A pressure controller maintains constant pressure in the cells to eliminate interference from atmospheric variations, while an electronic flow sensor monitors carrier flow for diagnostic consistency.

8	Results are reported as weight percent (%) total carbon and total sulphur; detection limits for both are 0.01%.

NDIR cells operate on the principle that CO2 and SO2 absorb infrared energy at unique wavelengths. The concentration of unknown samples is determined relative to calibration standards. To control analytical instrument drift, reference measurements of pure carrier gas are performed prior to every analysis.

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11.4.6	Bulk Density

Bulk density measurements were completed at GGM’s facilities on full core at approximately one sample per 10 core boxes.

Density was calculated using the formula SG = Wd / (Wd-Ww), where Wd is the weight of the dry sample, and Ww is the weight of the sample while submerged in water.

The dry core sample was weighed, then fully submersed in water, and weighed again using a calibrated precision laboratory scale set up with a hook for weighing in water.

Results from the analysis of bulk density are discussed in Section 14.1.6 of the Report.

11.5	Geological Database

All drilling, sampling, and QA/QC logs and records were entered directly and managed in Datashed through 2024 and transitioned to MX Deposit in 2025.

Sample and assay data are uploaded digitally. Downhole and collar survey data are imported or uploaded directly from the respective survey instruments.

The database manager or designated personnel verify the data during import, and filters in MX Deposit™ screen out invalid or erroneous measurements. Data are regularly backed up on secure servers where access is limited to reduce the potential for compromising data. Only designated personnel may access or make changes to the databases.

11.6	Sample Security and Storage

The facility where core, RC chip, and blast hole samples are logged and prepared is located within a secure and monitored area outside the gated mine property on land owned by GGM. Drill core boxes and chip samples are transported from the rigs in the field to the facility by drilling contractor crew members or other GGM-designated personnel.

Upon receipt of core boxes, chip and blast hole samples, designated personnel are responsible for offloading and organizing them onto steel storage racks and sturdy benches, respectively.

Following logging, sample cutting, and/or preparation and prior to dispatching samples, chain-of-custody sample submission sheets are printed and accompany each shipment in a waterproof envelope within a dedicated shipping box to the designated laboratory. These documents itemize sample identification numbers and requested analytical methods to ensure that all submitted samples are received and processed as intended by the laboratory.

Sample bags are zip-tied shut and are attended at all times or stored in a secure location within the building while awaiting dispatch.

Once a batch of samples is complete and in advance of the shipment, GGM personnel will issue a dispatch email to the respective laboratory containing the list of sample IDs and analysis required.

Sample batches dispatched to the internal Geraldton laboratory are picked up and delivered by GGM personnel, while batches of exploration samples dispatched to Thunder Bay (ALS, Actlabs) are picked up and transported by Manitoulin Transport. Samples prepared at ALS Thunder Bay are subsequently shipped via regularly scheduled Purolator® air courier service to ALS Vancouver.

Following analysis, assay pulps and coarse reject material are packaged, labeled and returned from the respective laboratories to Greenstone for storage either inside the facility, inside storage buildings at the Magnet Mine site 8 km west of Greenstone, or outside either facility under protective tarps. The Magnet Mine is accessible from the Trans-Canada Highway via a gate-locked access road.

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Upon completion of logging, sampling and analysis, core boxes slated for long-term storage are stored outdoors in covered steel racks or in pallets under protective tarps either at core farms including those across the road from the Greenstone facility, within the Magnet Mine site, or Brookbank core facility. Core boxes are organized sequentially by drill hole number and depth. The location of stored core boxes, either approximate or via handheld GPS, is recorded and maintained in an Excel spreadsheet and site map.

11.7	Quality Assurance and Quality Control Programs

11.7.1	1999 to 2022

Diamond drilling programs at Key Lake, Kailey, and Brookbank prior to 2009 employed routine insertion of blank material that ranged from barren limestone, gabbro, granite, and certified blanks; CRMs; and duplicates (quarter-core and pulp) at batch-level frequencies. Validated certificates demonstrated blanks within control limits, CRMs within ±3 standard deviations, and acceptable duplicate precision for the sampling media involved..

Following consolidation of the respective project areas by Premier beginning in 2009, QA/QC programs for all core and later RCGC drilling programs were standardized. Quality control samples were inserted at an effective frequency ranging from 1 in 10 to 1 in 20 samples. These samples include field duplicates, blanks, and CRMs. The blank material used has varied from barren samples of sandstone or diabase, though since 2021 the material utilized has been crushed white marble.

Check assaying was systematically undertaken, where between 5% and 10% of all core and RCGC samples submitted to the primary laboratory were submitted to a separate independent laboratory.

11.7.2	2022 to Present

The following section discusses QA/QC results for RCGC drilling programs between 2022 to 2025.

11.7.2.1	Blank Samples

To prepare a blank sample, approximately 1 kg of coarse blank marble is added to the pre-made RC sample bag and inserted in sequence with the rest of the RC samples on the dispatch bench. The GGM blank failure threshold was three times the detection limit, or 0.015 g/t Au.

The QP notes that marble is less suitable for blank material than rock with a more siliceous matrix due to the effect of high carbonate content on the flux balance and slag viscosity in the fire assay process.

For this RCGC drilling program, 10 of the 1,432 blank results exceeded the recommended failure threshold, representing 0.7% of the total blank population (Figure 11-6). When blanks failed, the associated batch of RCGC samples were re-prepared and re-analyzed in accordance with the blank failure threshold. No instances of failure were reported after subsequent re-preparation and re-analysis.

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Figure 11-6: Results of Blank Samples used for Quality Control during RCGC Drilling at Greenstone between September 2022 and August 2025

Notes: Detection Limit = 0.005 g/t Au for AA Finish

11.7.2.2	Certified Reference Material

CRMs used by GGM are individually wrapped in 60 g sealed envelopes prepared by OREAS®, an ISO 17034 accredited material producer. CRMs inserted into the RCGC quality control sample stream by GGM personnel have certified gold grades ranging from 0.505 g/t to 5.65 g/t Au for FA-AA (Figure 11-7 through Figure 11-11):

•	OREAS 251b with a certified value of 0.505 ± 0.017 g/t Au

•	OREAS 240b with a certified value of 5.65 ± 0.143 g/t Au

•	OREAS 240 with a certified value of 5.51 ± 0.139 g/t Au

•	OREAS 235b with a certified value of 1.63 ± 0.053 g/t Au

•	OREAS 231b with a certified value of 0.556 ± 0.017 g/t Au

A fire assayed CRM returning a value that is outside ±3 standard deviations of the certified values constitutes a failure under GGM QA/QC protocols and will typically require re-analysis of the sample batch, or 10 samples before and after the CRM. A batch may be accepted with failure at the discretion of the designated geologist overseeing importation of results, provided there are no samples within it that returned values below economic threshold of approximately 0.3 g/t.

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Figure 11-7: Standard OREAS 251b results – RCGC Program

Figure 11-8: Standard OREAS 240b results – RCGC program

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Figure 11-9: Standard OREAS 240 results – RCGC Program

Figure 11-10: Standard OREAS 235b results – RCGC Program

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Figure 11-11: Standard OREAS 231b results – RCGC program

Table 11-1 summarizes CRM performance for the GGM RCGC program from September 2022 to August 2025. Laboratory performance was acceptable overall, with failure rates within acceptable tolerances.

Table 11-1: RCGC program CRM Performance, September 2022 to August 2025

CRM	Total (n)	Mea (g/t)	3SD+ (g/t)	3SD - (g/t)	Failure (n)	Failure Rate (%)
OREAS 251b	425	0.505	0.556	0.454	14	3.3%
OREAS 240b	683	5.65	6.079	5.221	5	0.7%
OREAS 240	250	5.51	5.927	5.093	4	1.6%
OREAS 235b	956	1.63	1.789	1.471	16	1.7%
OREAS 231b	704	0.556	0.607	0.505	0	0.0%

11.7.2.3	RC Field Duplicates

RC field duplicates were collected at the drill rig using the onboard cyclone splitter. A third sample bag is attached to the splitter, and the duplicate is collected at the same time as the principal sample and/or metallurgical sample.

A total of 1,596 field-duplicate pair samples were identified in the database corresponding to the period between September 2022 and August 2025. A regression slope of 0.984 and a correlation coefficient of 99.18% is observed (Figure 11-12).

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Figure 11-12: Field Duplicate Results – RCGC program, September 2022 to August 2025

Au-Au Field Duplicates
RCGC Sampling 2022-2025
y = 0.984x + 0.0187
R² = 0.9918
Duplicate Au (g/t)
Original Au (g/t)
100
10
1
0.1
0.01
0.001
0.001
0.01
0.1
1
10
100

Relative Percent Difference (RPD) versus Average Grade was evaluated by the QP to assess the precision of duplicate assays and the reproducibility of the fire assay method across the range of gold concentration (Figure 11-13). This statistical method is not routinely utilized as part of the GGM QA/QC protocols.

The data show two distinct behaviours, where at low grades (<0.45 g/t Au), RPD increases sharply with decreasing grade, reflecting the combined effects of analytical precision limits and natural variability from coarse gold. At high grades ( >0.45 g/t Au), RPD values are consistently below 20%, indicating good reproducibility. A total of 13 (0.8%) duplicate pairs with an average grade above 0.45 g/t exceed the 20% RPD threshold, which may be the result of gold heterogeneity caused by settling following sample preparation.

Overall, these results confirm that the assay method is precise and reliable.

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Figure 11-13: Relative Percent Difference versus Average Grade – RCGC program, September 2022 to August 2025

Au-Au Field Duplicates
RCGC Sampling 2022-2025
y = 0.984x + 0.0187
R² = 0.9918
Duplicate Au (g/t)
Original Au (g/t)
100
10
1
0.1
0.01
0.001
0.001
0.01
0.1
1
10
100

11.7.2.4	Check Assays

While RCGC pulps were submitted for check assaying prior to 2024, umpire analysis for RCGC samples collected since 2024 has not been finalized in time for this Technical Report.

11.8	Conclusions

Current logging and sampling methods, sample preparation, analytical methods and procedures, database management, QA/QC program, and sample and data security are consistent with accepted industry practices, with appropriate levels of checks and review.

In the opinion of the QP, the sampling, sample preparation, analytical methods, and QA/QC programs currently in use are reasonable and adequate for Mineral Resource and Mineral Reserve estimation and mine planning purposes.

The sample preparation facilities and analytical laboratories used for Mineral Resource and Mineral Reserve estimation and mine planning purposes are independent of GGM.

11.9	Recommendations

•	Discontinue the use of marble as a source for quality control blank material and instead utilize a more siliceous material.

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•	Maintain a routine, statistically robust check assay program with an ISO 17025-accredited laboratory and summarize results in future reports.

•	Include RPD versus. Average Grade control charts for analysis of all duplicate pairs, though note it is not recommended to fail sample batches based on duplicates, as these values can represent the inherent grade variability of the deposit.

•	Report results of GGM QA/QC programs on a routine basis (e.g., quarterly) for all sample sources informing the Mineral Resource estimate.

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12.0	Data Verification

12.1	Drill Hole and Exploration Data Verification

12.1.1	Greenstone Mine

12.1.1.1	Overview of the Databases

Several drilling campaigns in the Greenstone database have been validated by Equinox personnel and the independent consultant, GMS, at various points during the generation of the 2016, 2019, and 2024 updates of the Mineral Resource estimates for the Greenstone Mine. A summary of the database validation completed for previous Mineral Resource estimates is provided below.

Database Validation – 2016 Mineral Resource Estimate

Data verification for the 2016 Mineral Resource estimate was completed by Réjean Sirois, a GMS employee and QP, and addressed all data before the 2016 update, with a focus on drilling and stripping programs in 2014 and 2015. He visited the Greenstone site between August 1 and 4, 2016, to review and verify the data. His key conclusions are summarized:

•	Seven drill collars were checked using a handheld GPS, with differences generally less than 5 m. As the 2015 collars were surveyed with RTK, which provided millimetre scale precision, and downhole surveys (REFLEX) were checked for 5% of drill holes, with minor errors corrected in the database.

•	Validation of the logging, sampling, and assaying indicated that core boxes are well labelled and stored with sample tags intact. Greenstone Mine demonstrated a full chain of custody from drill to laboratory, and the protocols are adequate. Assays were verified for 2% of the drill holes from these programs.

•	An independent resampling program conducted showed expected variability due to the nugget effect; some samples increased by 77% and 102%, while others decreased by up to 100%. GMS deemed these results acceptable given the mineralization style.

The GMS QP deemed the database to be reliable and appropriate for the estimation of Mineral Resources.

Database Validation – 2019 Mineral Resource Estimate

The data validation for the 2019 Mineral Resource estimate update performed by GMS included the review of drilling activities completed in 2018 and 2019 in the Greenstone Mine deposit resource area, with the database close-out date being May 14, 2019. The QP was Réjean Sirois of GMS, and he conducted several site visits during this period.

•	The assay verification by GMS was completed on 7% of 2018 RCGC assays and 25% of 2019 RCGC and DDH assays. No significant errors were identified during the review.

•	After the completion of the 2019 Mineral Resource estimate, GMS became aware that GGM staff had renamed the 2018 RCGC drill holes with new hole IDs and resurveyed several drill collars. As these events occurred after the completion of the 2019 Mineral Resource estimate, GMS retained the originally provided drill hole IDs and collar surveys for the 2018 RCGC drilling.

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•	The collar coordinates of 52 holes were checked, with 6 holes deviating by more than 5 m; however, this was deemed not material to the 2019 Mineral Resources estimate.

No significant errors or issues were identified with the resource database. In the GMS QP’s opinion, the database was of good quality and suitable for the estimation of Mineral Resources.

Database Validation – 2022 and 2024 Mineral Resource Estimates

The independent consultants GMS were responsible for validating the 2022 and 2024 Mineral Resource estimate updates and reviewing the drilling, which was mostly completed during the 2021–2022 drilling season. Mr. Réjean Sirois of GMS visited the Greenstone Mine from July 23 to 25, 2024.

QA/QC results for the winter 2021–2022 drilling campaign were reviewed with GGM geologists on site; no material issues were found. Any QA/QC failures led to the reanalysis of the batch in accordance with Greenstone Mine's internal QA/QC protocols.

The 2022 and 2024 data verification processes demonstrated the validity of the data and protocols for the Greenstone Mine deposit. GMS considered the resource database to be valid and of sufficient quality to be used for Mineral Resource estimation.

Greenstone Mine Historical Drill Hole Validation

After the 2024 Mineral Resources estimate, drill holes from historical drilling campaigns in the 1980s and 1990s were identified. The assay values from these drill holes match those publicly reported in the Assessment File Research Image (AFRI) database and in historical drill logs; the original assay certificates were not available for validation. Several statistical and visual comparisons with recently completed validated drill holes within a 25 m radius of these drill holes were completed. Historical drill holes with reasonably comparable assay values were incorporated into the 2025 Mineral Resource estimate. Previously incorporated historical drill holes that have not been confirmed due to a lack of new data or poor comparison were excluded from the Mineral Resource database.

The Qualified Person reviewed the validation procedures completed by previous QPs, as well as the adjustments made to the historical drilling dataset. Based on this review, the QP is of the opinion that the methodology used to evaluate and selectively include historical drill holes is appropriate. Mr. Niel de Bruin, QP, concludes that the adjusted database is acceptable for use in Mineral Resource estimation.

Database Verification – 2025 Mineral Resource Estimate Update

Drill hole data added to resource database for the 2025 Mineral Resource estimate comprises only the RCGC drill hole in the open pit area, and the review and validation focused on these drill holes. The close-out date for the 2025 resource database is August 12, 2025.

Database Migration from Datashed to MX Deposit

The Greenstone Mine database was migrated from the Datashed database to the MX Deposit database in December 2024. Several validation processes were conducted to ensure the migrated data retained integrity and accuracy, and that it is reliably in MX Deposit.

•	All gold assay results, including sample numbers, were compared between the legacy Datashed database and the new MX Deposit database, with no discrepancies identified. Other results, notably As and S, were spot-checked to ensure that data were accurately transferred to the MX deposit between the databases.

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•	Collar coordinates were cross-checked between the two databases and visually inspected for outliers; no significant issues were observed.

•	Record counts across all tables were compared between the old and new databases, confirming that the counts matched and the data were complete.

•	Minor coding errors were found, such as drill hole types being incorrectly classified. These errors were corrected to ensure accurate classification, thereby reinforcing confidence in the database's integrity.

The migration to the MX Deposit database was verified as accurate and is consistent with the original Datashed database. Additionally, historical data not captured in the Datashed database was included in the MX deposit in 2025:

•	Previously existing bulk density data values not previously hosted in the Datashed databases were added to the MX Deposit database. Multiple rounds of visual and graphical checks and reviews of the original data were conducted. Minor errors were identified and corrected, ensuring the consistency and accuracy of the density values.

•	Several drilling campaigns did not analyze for arsenic in all samples. To improve arsenic data coverage, the Company collected selective sample pulps across the deposit and combined them to create "composite" samples ranging in length from 2 m to 8 m. These samples were reanalyzed for their composite arsenic values. In some instances, these composite values overlap with samples previously analyzed for arsenic. For the overlapping original and composite samples, both the original and composite arsenic assay values were reviewed individually. Decisions were made on which assay values should take precedence, prioritizing those that provided the best grade breakdown and coverage.

•	All drill holes were reviewed for completeness and accuracy, and the resource-ready field, along with associated comments, was updated to reflect acceptable estimation data.

Verifying the RCGC Drill Hole Data

The 2025 resource database, including the additional RCGC drill holes, was validated by Daniel Downton, P.Geo., and reviewed by Niel de Bruin, P.Geo., both employees of Equinox. Mr. Downton visited the Greenstone Mine on five separate occasions between May 7, 2025, and September 12, 2025. Niel de Bruin visited the Greenstone Mine on two occasions, with his last visit from September 10, 2025, to September 15, 2025. Visits to the sampling preparation facilities for the RCGC drill hole samples, as well as to the mining pit and outcrop, were completed during the site visits. Validation processes included:

•	Review of the RCGC sample preparation facility and process for preparing samples for the laboratory identified no issues.

•	The sampling preparation processes are well established for transporting the samples from Greenstone Mine to the laboratory.

Review of the QA/QC data identified minor issues with CRMs in a subset of data from 2022 to 2025, with CRM values outside the third deviation boundary. These RCGC drill holes were included in the resource database, as the QP considers their inclusion to be immaterial to the Mineral Resource estimate, as the bulk of these drill holes are located within mined-out areas and do not affect any blocks in the Mineral Resources.

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Additionally, the imported drill hole database from the MX deposit, earmarked for use in the 2025 Mineral Resource estimate, was also validated in the geological software, and minor issues because of the importing were corrected.

Conclusion

The QP is of the opinion that the data verification process confirmed the validity of the data and protocols for the Greenstone Mine. The identification and correction of minor errors during data migration, the exclusion of non-validated historical drill holes, and the determination of the immaterial impact of CRM-related sample issues have established confidence in the integrity of the 2025 resource database. The QP considers the Greenstone Mine database adequate for the estimation of Mineral Resources.

12.1.1.2	Void Management

Void Management 2014–2024

Previous validation work completed between 2014 and 2024 on the historical underground workings at the Greenstone Mine deposit is briefly summarized:

•	Since 2014, archival research and advanced drilling techniques provided additional plan views, cross-sections, and longitudinal data, enabling corrections and the inclusion of previously missing stopes and drifts.

•	The voids from the 2014 model were upgraded to medium precision, with classifications based on the data types used. Medium-precision voids were based on longitudinal views and drilling data, while high-precision voids included plan views or cross-sections with accurate positional information. Additionally, backfill information was updated, categorizing stopes as open (water-filled), waste (waste and clinker), or sand (wet sand and gravel), with specific gravities provided by GGM. The 2016 model accounted for 89% of historical milled tonnes at an average density of 2.84 g/cm³, and GMS deemed the triangulation to be reliable.

•	In a subsequent study conducted in 2019, voids encountered during the 2018–2019 drilling campaigns were compared against the 2016 wireframes. The results revealed that 43% of drill holes intersected new voids that had not been modelled previously, while 57% confirmed or expanded existing structures. The discrepancies were attributed to structural failures, inaccuracies in historical mapping, or unrecorded post-closure mining. Near-surface RC drilling uncovered most of the new voids, whereas deeper diamond drilling confirmed the reliability of the existing model, with expected voids intersected within ±5 meters.

•	Although adjustments could be made to refine interpretations, these were not significant enough to affect the overall void volumes. The new voids identified through RC drilling were incorporated into the 2019 Mineral Resource estimate as 10 m cuboids to ensure accurate volume representation, while the existing wireframes remained unchanged.

Despite significant prior work, the model still showed inconsistencies, with voids encountered during mining that were either missing, mislocated, or poorly shaped. These discrepancies in the work completed for previous Mineral Resource estimates remain operational, geotechnical, and resource-estimation risks.

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Void Model Update June 2024 to 2025

Since completion of the 2024 Mineral Resource estimate, additional information on historical underground voids became available. Greenstone Mine engaged an external consultant to compile this information and undertake a comprehensive review of the entire void model. This work resulted in several significant enhancements to the 2025 void model, including the addition of numerous raises, sublevels, and stopes that had not been previously represented. Several existing voids were repositioned or reshaped to better reflect realistic mineable geometries.

Data quality varied across the historical mines. Information from the Hardrock mine exhibited the lowest level of detail, whereas high-resolution plans from the MacLeod and Mosher mines supported more accurate and detailed modelling. The updated void model demonstrates improved alignment with Cavity Monitoring Survey (CMS) data, drill hole breakthroughs, and historical control points compared with earlier versions used during mining.

The 2025 void model update enhances the reliability of Greenstone Mine’s subsurface interpretation by improving structural continuity and eliminating floating voids, unrealistic geometries, and misaligned levels present in the prior model. Although uncertainties associated with historical voids remain an inherent risk, the improvements incorporated into the 2025 model materially reduce this risk and strengthen operational confidence. The updated void model is considered acceptable for use in Mineral Resource estimation, mine planning, and geotechnical assessments, supported by a complete and organized dataset and a CMS-validation standard operating procedure (SOP).

Ongoing efforts will focus on further review and validation of the void model to support risk mitigation and improve the accuracy of mineral resource estimates. The work will involve:

•	Continuing to search for historical data, as unexpected voids may still be discovered, and reviewing archived paper records that might reveal additional missing information.

•	Maintaining regular CMS integration by validating and incorporating new scans to preserve model accuracy.

•	Implementing confidence-based risk management by adding adequate buffers to lower-confidence voids or introducing alternative treatments in planning workflows.

•	Establishing periodic model governance, including annual or milestone-based reviews, to ensure the model aligns with operational learnings and incorporates new data.

•	Continue to record all breakthroughs encountered in drilling (RC and DDH) and review relative to the void models; incorporate this information in future void model updates as required.

The QP is of the opinion that significant progress has been made in defining the historical underground workings and verifies that, based on the available data, the void model is reasonable; however, the accuracy of underground historical workings remains a risk due to poor-quality or unavailable data.

12.1.2	Brookbank, Kailey, and Key Lake Drill Hole and Exploration Data Verification

A summary of the validation work completed for the 2024 Mineral Resource estimate is included for completeness.

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Since 2012, significant efforts have been made to enhance confidence in the Kailey and Key Lake drilling databases. The MX Deposit database comprehensively tracks drilling activities and includes validated collar information, surveys, and assay certificates. Additionally, several site visits by GMS employees have been conducted during this period.

For the 2020 update of the Kailey and Key Lake Mineral Resource estimates, James Purchase, P.Geo., of GMS, conducted a site visit from July 27 to 30, 2020. Validation activities during this visit identified invalid data to exclude but confirmed that the database is suitable for Mineral Resource estimate purposes. In addition, Réjean Sirois, P.Eng., of GMS, conducted a site visit from July 23 to 25, 2024, as part of the 2024 update. Data verification activities were completed during this visit to validate the database.

Equinox has made substantial efforts to increase confidence in the database for these properties. Historical collars have been resurveyed, and assay certificates have been checked, organized, and incorporated into the database. Numerous errors related to erroneous surveys, missing sampling intervals, and minor discrepancies between assay certificates and database values have been corrected. An extensive resampling campaign took place in 2016 and 2017, involving 6,923 samples, to complete previously unsampled intervals and confirm existing values in the database.

The Key Lake deposit, and to a certain extent the Brookbank deposit, suffers from selective, incomplete sampling of drill core, likely leaving low-grade mineralization intervals unsampled. In such zones, GMS assigned a detection limit assay value of 0.001 g/t Au. This approach, while likely leading to an underestimation of ounces, is considered an industry standard for under-sampled drill core. Furthermore, GMS disregarded drilling intervals that intersected underground workings (marked as “breakthroughs” in the lithology logging), rather than applying a 0.001 g/t grade in these instances. In addition, certain drill holes at Key Lake completed by Dome Exploration had issues regarding drill hole collar locations and accuracy of assay values. In this instance. GMS used the drill hole to create the mineralization wireframes but exclude the drill holes during the estimation. These issues will not have a material impact on the mineral resource estimate.

The QP, Niel de Bruin, has reviewed GMS’s data verification for the Brookbank, Kailey, and Key Lake resource databases, as well as the verification work completed by Micon International in 2013 (Murahwi 2013) and is of the opinion that the Brookbank, Kailey and Key Lake databases are suitable for use in the estimation of Mineral Resources. No additional data has been added to the resource databases for these deposits for the 2025 update.

In December 2024, the Kailey and Key Lake databases were successfully migrated into the MX Deposit database. Similar to the Greenstone database, Equinox conducted thorough validation procedures to ensure the integrity, accuracy, and reliability of the migrated data. These validation processes, which were carried out while the data was still hosted on Datashed, were verified by the QP. Additionally, Equinox completed further checks by comparing the original assay certificates against the data in the MX Deposit with the migration process verified as accurate. The QP considers the data verification process completed during the data migration to be adequate and support the integrity of the resource database.

In the QP’s opinion, the databases for the Brookbank, Kailey, and Key Lake deposits are acceptable for the estimation of Mineral Resource estimates.

12.1.2.1	Underground Void Models

Recently, historical plans and sections of underground workings for the Kailey and Key Lake deposits have been digitized, resulting in a 3-D void model that was integrated into the Mineral Resource estimate update. For Key Lake, the Jellicoe shaft collar was surveyed, and all associated plans and sections were digitized and pinned to the collar coordinates. At Kailey, underground drifts were digitized from level plans, and the mined vein was modelled based on a long section, assuming a constant width of one metre. Unfortunately, no stope information was available for inclusion in the block model; however, GMS did subtract the mined vein from the Mineral Resource estimate (Dorval et al. 2024). The QP is of the opinion subtracting the mined vein for the Mineral Resources reporting is adequate.

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12.2	Mining Engineering

The Mineral Reserve QP has verified the following key data:

•	Resource block model: The resource block model was reviewed with the Mineral Resource QP to ensure its suitability to generate a Mineral Reserve estimate.

•	Mining dilution: The reconciliation of the Mineral Reserve block model tonnes and grades was checked against historical plant production information and stockpile inventory balances from January to October 2025 to ensure that a representative amount of mining dilution is included.

•	Productive capacity: Major mining equipment capacity estimates and truck haulage speed assumptions were checked against those reported by the Fleet Management System (FMS)

•	Costs: Costs have been reviewed and are aligned with actuals and projections to represent a mature operation

The QP has reviewed the modifying factors that impact Reserve estimation and is of the opinion that they comply with industry standards and are adequate for the purposes of Mineral Reserve estimation.

12.3	Metallurgical Testing

The QP has visited the process plant and reviewed current operating results to verify plant performance.

The QP has verified the method of predicting residue grades from actual operating data to determine gold recoveries and confirms this as acceptable industry practice.

12.4	Environment

The QP visited the site on numerous occasions in 2025 and met with key personnel involved in environmental and sustainability management of the site. The information contained in this report has been prepared based on a review of available reporting, monitoring data, and personnel interviews. The QP confirms that the environmental and sustainability management practices meet acceptable industry practice.

12.5	Infrastructure

The QP has visited the tailings management facility (TMF) site and has reviewed the available design reports, including technical discussions with WSP’s Engineer of Record and the Independent Tailings Review Board (ITRB), to verify the construction status and operation of the TMF. The QP confirms that the design, construction methodology, and operational procedures follow acceptable industry practice.

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13.0	Mineral Processing and Metallurgical Testing

13.1	Introduction

Significant metallurgical test work has been completed on ore samples from various parts of the Greenstone deposit. Detailed summaries of historical metallurgical test work programs can be found in previous technical reports, including Dorval et al. (2024).

During 2014–2015, metallurgical test work programs were completed to support the feasibility study and subsequent design of the existing operating process plant. A metallurgical test work program was completed in 2019 and focused on whole ore cyanidation and gravity tails cyanidation testing. The metallurgical test work was primarily completed at SGS Lakefield in Ontario, Canada (an independent metallurgical laboratory that is accredited to the requirements of ISO/IEC 17025). Relevant test work from those programs is summarized in this section.

No new significant metallurgical test work program has been completed since the process plant was commissioned in 2024; however, Plant Operations has completed mineralogy and gold deportment tests as part of plant optimization.

13.2	Feasibility Study Test Work (2014–2015)

Relevant metallurgical test work completed during 2014–2015 is summarized below and based on the following reports:

•	An Investigation into the Grindability Characteristics of Samples from the Hardrock Deposit, Report 1 (Grindability)-14117-001, August 26, 2014 (SGS Canada Inc. 2014a)

•	An Investigation into The Hardrock Deposit, Final Report 14117-001, October 8, 2014 (SGS Canada Inc. 2014b)

•	The HPGR Amenability of Samples from The Hardrock Deposit, Report 2–Rev 1-14117 001, March 6, 2015 (SGS Canada Inc. 2015)

•	Revised SMC Test Report, April 2014 (JKTech Pty Ltd. 2014)

13.2.1	Grindability Test Work

Five dilution samples, three PQ core samples, and 53 core interval samples were submitted for comminution testing at SGS Lakefield. In addition, nine variability composites and one global composite sample were prepared using the core samples. The global composite at the time was considered most representative of the run-of-mine (ROM) during the Mine’s life. The samples were submitted for JK drop-weight tests (DWT), SMC tests, Bond low-energy impact tests, Bond rod mill and ball mill grindability tests, ModBond tests, and Bond abrasion tests.

The grindability test results for the composite samples, the PQ core samples. and the dilution samples are summarized in Table 13-1.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Table 13-1: Composites, PQ Core, and Dilution Sample Comminution Tests Results

Type	Name	Interval Number	CWI (kWh/t)	Relative Density	JK Parameters			Ball Mill Work Index (kWh/t)	Modified Bond Ball Mill Work Index (kWh/t)	Abrasion Index (g)
					A	b	Axb
Composites	Global	-	-	-	-	-	-	15.2	-	-
	A	-	-	-	-	-	-	15.9	-	-
	B	-	-	-	-	-	-	15.3	-	-
	C	-	-	-	-	-	-	15.9	-	-
	D	-	-	-	-	-	-	15.8	-	-
	E	-	-	-	-	-	-	15.1	-	-
	F	-	-	-	-	-	-	14.5	-	-
	G	-	-	-	-	-	-	16.4	-	-
	H	-	-	-	-	-	-	14.3	-	-
	I	-	-	-	-	-	-	15.0	-	-
PQ Core	PQ Iron Formation (DWT)	-	12.0	3.26	75.1	0.43	32.3	-	-	-
	PQ Iron Formation (SMC)	-		3.24	84.1	0.40	33.6	-	-	-
	PQ Greywacke (DWT)	-	10.2	3.26	59.6	0.76	45.3	-	-	-
	PQ Greywacke (SMC)	-		3.11	75.7	0.54	40.9	-	-	-
	PQ Porphyry with Minor	-	-	-	-	-	-	-	-	-
	Greywacke (DWT)	-	14.6	2.93	75.1	0.32	24.0	-	-	-
	PQ Porphyry with Minor	-		-	-	-	-	-	-	-
	Greywacke (SMC)	-	-	2.76	76.3	0.34	25.9	-	-	-
Dilution Samples	Greywacke	-	-	2.77	94.6	0.24	22.7	15.5	16.0	0.154
	Iron Formation	-	-	2.95	81.2	0.35	28.4	10.5	11.1	0.091
	Gabbro	-	-	2.78	65.7	0.48	31.5	14.5	14.8	0.102
	Porphyry	-	-	2.68	92.0	0.27	24.8	16.0	16.5	0.194
	Ultramafic	-	-	2.96	66.7	0.89	59.4	10.2	10.2	0.069
Notes: DWT = Drop-Weight Test; SMC = SMC Testing Pty Ltd. Source: SGS 2014.

Key comminution results per lithology are summarized in Table 13 2.

Table 13-2: Comminution Test Results per Lithology

Lithology Names and Codes	Modified Bond Ball Mill Work Index 90th Percentile (kWh/t)	Drop Weight Index 90th percentile
Greywacke (S3E) & Gabbro (I1A)	15.5	11.7
Iron formation (C2A)	15.5	12.3
Porphyry (I3P)	16.4	10.7
Overall	15.6	11.7
Source: SGS 2014.

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Fifty-three core interval samples were submitted for comminution testing, using material from various lithologies representing the entire deposit and are summarized in Table 13-3

Table 13-3: Comminution Tests Results

Description	JK Parameter		Bond Rock Work Index (kWh/t)	Ball Mill Work Index (kWh/t)	Modified Bond Ball Mill Work Index (kWh/t)
	Relative Density	Axb
Average	2.98	29.2	16.5	14.9	14.4
Standard Deviation	0.21	3.4	0.2	1.0	1.2
Minimum	2.71	41.0	16.3	13.2	11.3
Median	2.92	28.8	16.4	15.4	14.6
Maximum	3.35	24.1	16.8	16.0	16.5
Source: SGS 2014.

In terms of resistance to impact breakage (Axb), the samples were found to be hard to very hard. The Bond low-energy indices characterize the samples as medium to moderately hard.

The Bond rock work indices (RWIs) were all similar and considered moderately hard. The ball mill work indices ranged from soft to moderately hard. Abrasion indices denoted a mild to medium abrasive ore.

13.2.2	Characterization and Recovery Test Work

The samples used for the grindability tests were submitted to head-grade determination, mineralogy, magnetic separation, flotation, gravity separation, cyanidation with cyanide destruction, carbon modelling, solid–liquid separation, and environmental testing. Test work summaries related to the current flowsheet are provided below.

The dilution samples were only assayed for direct head grade and were not submitted to any metallurgical test work. In addition, six low-grade composites and a master composite representing the lithological ratios for the first three years of operation were prepared and tested. The proportion of each lithology in the prepared samples is provided in Table 13-4.

Table 13-4: Global, Master, Variability, and Low-Grade Sample Composition

Composite	Lithology Constitution (%)
	Wacke to Greywacke S3E	Iron Formation C2A	Gabbro I1A	Porphyry I3P	Quartz–Feldspar–Porphyry I3R
Global	46.2	33.5	5.3	15.1	-
Master	43.8	35.1	3.6	-	17.5
A	100	-	-	-	-
B	-	55.8	11.4	32.8	-
C	96.3	3.7	-	-	-
D	-	72.0	28.0	-	-
E	78.3	-	21.7	-	-
F	-	100	-	-	-
G	-	-	-	100	-
H	-	100	-	-	-
I	100	-	-	-	-
S3E-0.5-WCE	100	-	-	-	-
S3E-0.7-WCE	100	-	-	-	-
I3P-0.5-WCE	-	-	-	100	-
I3P-0.7-WCE	-	-	-	100	-
C2A-0.5-WCE	-	100	-	-	-
C2A-0.7-WCE	-	100	-	-	-
Source: SGS 2014.

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13.2.2.1	Head Grade Determination

Composite gold head grades were determined by metallic sieve analyses, and a weighted average was calculated from the test work. The direct and calculated gold head grades all correlated well, except for Composites C and F.

Samples were submitted for inductively coupled plasma (ICP) analysis. The concentration of copper, zinc, and nickel does vary significantly between the composites. The sulphide grade ranged from 0.68% to 3.56% and arsenic grade range from 0.029% to 0.280%. The mercury assays for all composites were close to or less than the detection limit of <0.3 g/t. The silver assays were also at the detection limit of <0.5 g/t Ag for the composites, except for Variability Composite A which was 0.8 g/t Ag. In addition, the Global and Variability Composites were also submitted for cyanide soluble copper assay; the majority of samples were reported at the detection limit of <0.002%.

Select assay results are provided in Table 13-5.

Table 13-5: Select Head Assays

Sample Name	Au g/t	Au g/t (calculated)	As (%)	S= (%)
Composites
Global	1.74	1.92	0.100	1.70
Master	1.94	2.08	0.200	-
A	2.56	2.62	0.190	1.56
B	2.04	2.19	0.150	0.85
C	1.71	2.04	0.070	1.37
D	1.68	1.58	0.120	3.56
E	1.18	1.39	0.110	0.99
F	1.36	2.01	0.029	1.78
G	1.59	1.59	0.062	0.68
H	2.65	2.59	0.074	2.92
I	2.29	2.07	0.280	1.48
Dilution Samples
Greywacke	0.06	-	0.016	0.40
Iron Formation	<0.01	-	<0.001	0.12
Gabbro	0.08	-	0.025	0.18
Porphyry	0.06	-	<0.001	0.26
Ultramafic	0.04	-	0.064	0.08
Low-Grade Composites
S3E-0.5-WCE	0.55	0.50	0.04	-
S3E-0.7-WCE	0.67	0.72	0.027	-
I3P-0.5-WCE	0.46	0.49	0.002	-
I3P-0.7-WCE	0.75	0.67	0.029	-
C2A-0.5-WCE	0.34	0.38	0.027	-
C2A-0.7-WCE	0.85	0.82	0.014	-
Source: SGS 2014.

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13.2.2.2	Mineralogy

The global and variability composites were submitted for microscopic (>0.5 µm) and submicroscopic (<0.5 µm) gold deportment studies The gold-mineral association and distribution are summarized in Table 13-6.

Table 13-6: Gold Deportment Results

Composite	Gold Distribution (%)		Gold Associated Minerals (%—Normalized to 100%)
	Submicroscopic Gold	Microscopic Gold	Py	Apy	Py-Sul	FeOx	Py-Silc	Silc	Carb	Other
Global	8.6	91.4	75.8	7.75	8.94	2.97	4.16	-	-	0.33
A	4.8	95.2	58.6	14.3	5.69	3.14	14.9	-	1.38	1.96
B	5.7	94.4	58.4	4.66	1.33	8.24	20.8	1.85	1.38	3.43
C	17.4	82.6	83.4	1.43	0.64	3.81	7.52	-	2.85	0.36
D	19.7	81.0	78.7	4.58	-	13.6	-	0.58	2.27	0.28
E	8.3	92.7	34.3	-	-	17.2	23.8	22.4	-	2.25
F	3.2	96.9	74.9	3.42	-	10.6	4.62	3.53	-	2.93
G	5.7	94.3	90.3	5.38	0.99	1.18	0.59	-	1.42	0.19
H	7.8	92.2	87.9	2.54	-	0.92	0.72	7.93	-	-
I	13.2	86.8	5.45	12.61	-	-	0.23	80.79	0.43	0.51

Source: SGS 2014.

Notes:

Py = pyrite (including greigite); Apy = arsenopyrite and with other sulphides; Py-Sul = pyrite with other sulphides; FeOx = iron oxides; Py-Silc = pyrite with silicates; Silc = silicates; Carb = carbonate minerals and mixture.

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13.2.2.3	Gravity Recovery

All composites were subjected to gravity separation testing using a Knelson concentrator and a Mozley table. Based on a series of gravity recovery tests completed with 80% passing various grind sizes, the global composite recovery varied from 15% at 129 µm to 42% at 61 µm; the master composite recovery from 18% at 105 µm to 30% at 61 µm; and the low-grade composite recovery from 5% to 39% at 110 µm.

The variability composites were submitted for a single gravity-separation test at a target grind size of 80% passing (P80) 80 µm. The gold recovery varied from 13% to 44% (Figure 13-1).

An Extended-Gravity Recoverable Gold (E-GRG) test was carried out, following the standard protocol provided by Knelson Concentrators, on the global composite to assess the amount of gravity recoverable gold in the sample. The value for the global composite was 47.2%.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 13-1: Composite Gravity Recovery Results

Gold Recovery (%)
50
45
40
35
30
25
20
15
10
5
0
Comp D
Comp F
Comp H
Comp E
Comp I
Comp B
Comp G
Comp C
Comp A

Source: SGS 2014.

13.2.2.4	Cyanidation Testing – Global Composite

The global composite was submitted for a series of leach tests to investigate the effect of grind size, pre-aeration protocol, pulp density, as well as cyanide concentration on gold extraction, and reagent consumption. The program consisted of testing whole of ore and gravity tailings leaching.

Whole of ore leaching test results are summarized in Table 13-7. The final gold extractions of the whole ore leaches ranged from 85% to 93%, and in general, an increase in leach kinetics and final gold extraction was achieved with a finer grind size.

The leach tests that received oxygen sparging had higher gold extractions after 6 hours at grinds of 89 μm and 56 μm than the air sparged tests at comparable grind sizes. This indicates that the oxygen sparging may improve leach kinetics. The test which received no sparging (CN-1) displayed similar leach kinetics to the air sparged test at the same grind size (CN-2) of 132 μm. The air sparged leach tests displayed greater cyanide consumptions than the tests which received no sparging or oxygen sparging. This may be due to volatization of the cyanide as a consequence of the volume of airflow in the air sparged tests (0.8 L/min) increasing the likelihood of the cyanide reporting to the vapour phase. Conversely, the oxygen sparged tests were conducted with a flowrate of 60 mL/min.

The increase in pulp density from 33% to 50% did not result in a significant difference in leach kinetics nor final gold extraction; however, the tests at 50% were at a finer grind size.

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Table 13-7: Global Composite Whole-of-Ore Leach Results

CN Test No.	Sparging	Pulp Density %	Feed Size (P80, µm)	NaCN (kg/t)	Lime (kg/t)	% Au Extraction		Residue Au (g/t)	Calc Head Au (g/t)
						6h	48h
CN-1	none	33	132	0.13	0.72	57.6	85.1	0.31	2.05
CN-2	air		132	0.41	0.95	60.3	84.6	0.30	1.92
CN-7		50	89	0.32	0.91	68.0	89.8	0.20	1.95
CN-11			56	0.33	1.10	66.6	91.9	0.17	2.05
CN-3	oxygen	33	132	0.11	0.67	64.4	88.3	0.27	2.30
CN-8		50	89	0.09	1.40	86.5	90.5	0.18	1.89
CN-12			56	0.10	0.89	86.7	92.7	0.20	2.73
CN-12R			56	0.13	0.81	70.8	91.6	0.16	1.90
Source: SGS 2014.

Gravity tailings (G-1) leaching test results are summarized in Table 13-8. The gravity tailing (G-1) leach tests had gold extractions that ranged from 81% to 90%, and the overall gold recovery ranged from 84% to 91%. The leaches that received regrinding displayed higher final and overall gold extraction, as well as improved leached kinetics. Similar to the whole ore leaches, the increase in pulp density from 33% to 50% did not result in a significant difference in leach kinetics or final gold extraction but were undertaken at different grind sizes.

Gravity tailings (G-2) leaching test results are summarized in Table 13-9. The gravity tailings (G-2) were subjected to different cyanide concentration and pre-aeration retention times (using oxygen). The leach tests did not display a significant difference in terms of gold extraction with respect to both variables, as the final extractions of all the G-2 leaches ranged from 81% to 84% and the overall gold recovery ranged from 89% to 91%. The reduction in cyanide concentration from 0.5 g/L to 0.3 g/L did not significantly impact the leach kinetics or the final gold extraction.

The pre-aeration applied to the leach pulp oxidizes iron and sulphide minerals, which potentially consume cyanide. The leach tests CN-15 to CN-18 were performed with varying pre-aeration durations ranging from 3.5 to 24 hours. The consumption of cyanide displayed only a very marginal benefit from increasing the pre-aeration over 3.5 hours, as the cyanide consumptions ranged from 0.08 kg/t to 0.10 kg/t. The Carbon-In-Leach (CIL) tests (CN-23, CN-64, CN-69, and CN-70) displayed higher cyanide consumptions compared to the standard leaches at comparable grind sizes and pre-aeration protocol.

Table 13-8: Global Composite Gravity Tailings Leach Results (G-1)

CN Test No.	Sparging	Pulp Density %	Feed Size (P80, µm)	NaCN (kg/t)	Lime (kg/t)	% Au Extraction			Residue Au (g/t)	Calc Head Au (g/t)
						6h	48h	CN+Grav
CN-4	none	33	129	0.07	0.62	60.5	80.9	83.8	0.31	1.63
CN-5	air		129	0.12	0.78	63.0	81.3	84.0	0.28	1.49
CN-9		50	79	0.33	0.89	68.6	86.3	88.8	0.20	1.48
CN-13			53	0.34	0.99	84.7	88.1	89.8	0.18	1.47
CN-6	oxygen	33	129	0.13	0.57	72.8	81.7	84.4	0.29	1.56
CN-70 CIL Test		50	94	0.20	0.65	-	87.2	89.1	0.22	1.67
CN-10			79	0.11	0.75	80.4	89.7	88.7	0.19	1.43
CN-14			53	0.10	0.88	86.0	89.5	91.1	0.16	1.48
Source: SGS 2014.

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Table 13-9: Global Composite Gravity Tailings Leach Results (G-2)

CN Test No.	NaCN (g/L)	Sparging (h)	Feed Size (P80, µm)	NaCN (kg/t)	Lime (kg/t)	% Au Extraction			Residue Au (g/t)	Calc Head Au (g/t)
						6h	48h	CN+Grav
CN-18	0.5	24	67	0.08	1.14	72.7	82.6	89.2	0.20	1.15
CN-17		12		0.08	1.05	-	83.1	89.5	0.20	1.18
CN-16		8		0.07	0.75	-	82.7	89.3	0.21	1.19
CN-15		3.5		0.10	0.67	73.9	83.4	89.7	0.20	1.18
CN-20	0.2			0.03	0.73	67.6	83.5	89.7	0.20	1.21
CN-21	0.3			0.07	0.72	73.8	83.1	89.5	0.20	1.18
CN-22	0.5			0.07	0.62	73.8	84.3	90.2	0.19	1.21
CN-23 CIL Test				0.21	0.76	-	81.9	88.8	0.21	1.16
CN-64 CIL Test			56	0.18	0.85	-	84.6	90.5	0.18	1.17
CN-69 CIL Test			55	0.26	0.79	-	84.4	90.3	0.18	1.12
Source: SGS 2014.

The effect of grind size on gold recovery was further investigated by performing cyanidation on gravity tailings (Table 13-11). For test G-25, the feed to gravity had a P80 grind size of 100 μm, the gravity tailing was pulp split into 1 kg charges, two charges were leached as-is, and further portions were reground to P80 grind sizes of 87 μm and 70 μm. Duplicate leach tests were conducted at each target grind size. Test G-26 was treated the same way but at coarser grind sizes.

The gold extraction ranged from 79% to 84% and the overall gold recovery ranged from 84% to 90%. The combined gravity and cyanidation gold recovery for the G-25 leaches did not vary significantly and ranged from 88% to 89%, the G-26 ranged from 83% to 88%. The leaches at a grind size P80 of 147 μm display notably higher residue grades and lower overall gold recovery in comparison with the finer leach tests.

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Table 13-10: Global Composite Gravity Tailings Leach Results (G-25 and G-26)

CN Test No.	NaCN (g/L)	Sparging (h)	Feed Size (P80, µm)	NaCN (kg/t)	Lime (kg/t)	% Au Extraction			Residue Au (g/t)	Calc Head Au (g/t)
						6h	48h	CN+Grav
CN-18	0.5	24	67	0.08	1.14	72.7	82.6	89.2	0.20	1.15
CN-17		12		0.08	1.05	-	83.1	89.5	0.20	1.18
CN-16		8		0.07	0.75	-	82.7	89.3	0.21	1.19
CN-15		3.5		0.10	0.67	73.9	83.4	89.7	0.20	1.18
CN-20	0.2			0.03	0.73	67.6	83.5	89.7	0.20	1.21
CN-21	0.3			0.07	0.72	73.8	83.1	89.5	0.20	1.18
CN-22	0.5			0.07	0.62	73.8	84.3	90.2	0.19	1.21
CN-23 CIL Test				0.21	0.76	-	81.9	88.8	0.21	1.16
CN-64 CIL Test			56	0.18	0.85	-	84.6	90.5	0.18	1.17
CN-69 CIL Test			55	0.26	0.79	-	84.4	90.3	0.18	1.12
Source: SGS 2014.

The leach tests from the G-25 and G-26 were compared to other leach tests in terms of overall gold recovery as a function of grind size. Figure 13-2 contains all Global Composite leach tests that had a 48-hour retention time and indicates a finer grind will lead to improved gold recovery.

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Figure 13-2: Gold Recovery as a Function of Grind Size (Global Composite)

100
95
90
85
80
75
Au Recovery (%)
0
20
40
60
80
100
120
140
160
Grind Size (microns) P_{80}

Source: SGS 2014.

Gravity tailings of the global composite and the variability composites underwent cyanidation testing at P80 grind sizes of 80 µm and P80 of 60 µm. The finer grind resulted in improved gold extractions for all the samples (86% to 95% recovery versus 78% to 90%).

The master composite was submitted for leach optimization testing. The effects of grind size, residence time, lead nitrate addition, pH, and carbon concentration were examined. The grind size had the most impact on gold extraction, while a 2% gold recovery increase was observed when increasing the retention time from 32 to 72 hours. The gold recovery was between 85% and 89%.

The low-grade composites were also submitted to cyanidation testing. Gold recovery and leach kinetics improved at finer grind sizes, ranging from 80% to 95%.

13.2.2.5	Cyanidation Testing – Global and Variability Composites

The global and variability composites were submitted for leach tests at P80 grind sizes of 80 μm and 60 μm.

The pre-aeration was conducted with oxygen for a period of 4 hours, and for the 60 μm leach series the oxygen line was left in during the leach, at a reduced flowrate. The results are summarized in Table 13-11. The final gold extractions ranged from 78% to 90% for the 80 μm leach series. The final gold extractions of the 60 μm leach series ranged from 83% to 94%. The finer grind resulted in an increase in gold extraction for each of the composites.

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The combined gold recovery of the 80 μm leach series ranged from 83% to 93%, and for the 60 μm leach series ranged from 86% to 95%. For both leach series, the variability composite D reported the lowest combined recovery and variability composite F reported the highest recovery. The 24-hour subsample of the global and variability composites E and G from the 80 μm leach series indicated that a significant amount of gold was extracted in the last 8 hours of the test.

Table 13-11: Gravity Tailings Leach Results

CN Test No.	Gravity #	Comp	Feed Size (P80, µm)	NaCN (kg/t)	Lime (kg/t)	% Au Extraction			Residue Au (g/t)	Calc Head Au (g/t)
						32h	Grav	CN+Grav
CN-33	G-12	Global	78	0.04	0.66	82.4	32.5	88.2	0.24	1.89
CN-34			48	0.06	0.81	86.2		90.7	0.17
CN-24	G-3	A	74	0.04	0.62	83.4	43.7	90.7	0.24	2.62
CN-35			33	0.08	0.82	87.9		93.2	0.17
CN-25	G-4	B	72	0.05	0.60	82.5	37.8	89.1	0.24	2.19
CN-36			44	0.04	0.81	85.8		91.2	0.19
CN-26	G-5	C	77	0.01	0.64	79.8	42.4	88.4	0.25	2.04
CN-37			30	0.08	0.82	84.8		91.2	0.19
CN-27	G-6	D	84	0.09	0.89	80.4	13.2	82.9	0.27	1.58
CN-38			47	0.16	1.18	83.3		85.5	0.23
CN-28	G-7	E	75	0.09	0.59	78.3	27.3	84.3	0.23	1.39
CN-39			43	0.05	0.81	83.1		87.7	0.17
CN-29	G-8	F	76	0.04	0.72	90.7	20.2	92.6	0.15	2.01
CN-40			46	0.03	0.97	94.3		95.4	0.10
CN-30	G-9	G	86	0.02	0.45	83.2	40.0	89.9	0.14	1.59
CN-41			40	0.05	0.82	89.6		93.7	0.09
CN-32	G-10	H	70	0.05	0.79	86.5	25.1	89.9	0.28	2.59
CN-42			46	0.10	0.99	89.6		92.2	0.22
CN-33	G-11	I	71	0.05	0.60	80.2	29.8	86.1	0.30	2.07
CN-43			39	0.09	1.07	84.0		88.8	0.23
Source: SGS 2014.

13.2.2.6	Cyanidation Testing – Low Grade Composites

Low-grade composites were submitted for cyanidation testing using 1 kg gravity tailing samples to investigate the extraction of gold under standard cyanidation conditions. The effect of grind size on gold extraction, leach kinetics, and reagent consumption was also examined by applying a regrind to samples of gravity tailings prior to cyanidation.

The pre-aeration was conducted with oxygen for a period of 4 hours; for the leach tests the oxygen line was left in during the leach, at a reduced flowrate.

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For each of the composites, the initial leach test was performed at a grind size of approximately 110 μm, and the 60 μm leach tests were reground in a rod mill prior to cyanidation.

The final gold extraction of the Greywacke leach tests ranged from 72% to 92%. The 0.5 g/t Au feed showed an increase in gold extraction and leach kinetics at the finer grind. The 0.7 g/t Au feed composite did not follow this trend. This may be due to the variation in calculated head grade, which is significant between the 105 μm and 59 μm leach tests for pulp splitting. The overall gold recovery (combined gravity and cyanidation) ranged from 80% to 95% and was not heavily influenced by grind size for the 0.7 g/t Au feed composite.

The final gold extractions of the Porphyry with minor Greywacke leach tests ranged from 73% to 93%. The 0.5 g/t feed showed an increase in gold extraction and leach kinetics at the finer grind. The 0.7 g/t feed composite displayed the same extent of gold extraction at both grind targets. The overall gold recovery ranged from 82% to 95% and was not heavily influenced by grind size for the 0.7 g/t feed composite, similar to the Greywacke lithology tests.

The final gold extractions of the Iron Formation leach tests ranged from 89% to 92%. For both feed grades, the effect of a finer grind resulted in only a slight increase extraction. The previous gravity separation of both composites contributed very little to the overall gold recovery but did display a slight increase with a fine grind.

The calculated head and direct head grades did not display a consistent correlation with the designed head grades. This can be attributed to difficulties in obtaining representative assay samples and therefore consistent head grades from core that contains coarse gold. The gravity recovery of the Greywacke and Porphyry with minor Greywacke composites strongly indicates that coarse gold is present.

The consumption of cyanide increased with a finer grind for the majority of composites tested. The consumption of lime increased with the finer grind for each of the composites tested.

13.2.2.7	Cyanide Destruction

The bulk leach product of the global and variability composites was subjected to a single-stage cyanide-destruction test to determine the samples’ amenability to detoxification using the conventional SO2/Air process. The objective of the test was to achieve weak acid-dissociable cyanide (CNWAD) levels below 1 mg/L.

The global and variability composites A, B, G, and I were the most difficult to treat. A retention time of 120 minutes, 30 to 45 mg/L of copper sulphate, and more than 7.0 g of sulphur dioxide per gram of CNWAD were required to meet the target. Variability composites D, E, and F also required 120 minutes of retention time, but reagents addition was lower, i.e., 20 mg/L to 30 mg/L of copper sulphate and 5.7 g to 6.1 g of sulphur dioxide per gram of CNWAD. Finally, variability composites C and H required only 60 to 90 minutes of retention and 5.5 g of sulphur dioxide per gram of CNWAD. It was also found that there is a strong relationship between the residual iron and the total cyanide (CNT). The residence time and copper sulphate addition can be increased to reduce total cyanide levels further.

A two-stage cyanide destruction test was carried out on the global composite. The CNWAD and CNT were reduced to the targeted 1 mg/L in 90 minutes by adding 45 mg/L of copper sulphate and 7.32 g of sulphur dioxide per gram of CNWAD. A shorter retention time of 60 minutes during test CND12-4 led to an increased concentration of CNT in the cyanide-destruction discharge solution (Table 13-12). This indicates that the International Cyanide Management Institute (ICMI) limit of 50 mg/L could be achieved within a 60-minute retention period, probably with lower reagent consumption; however, no test work has been done to quantify the retention reduction.

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Table 13-12: Two-Stage Cyanide Destruction Discharge Solution Analysis

Test No.	Solution	Analysis (mg/L)
		Fe	Cu	CNT	CNWAD	CNS	CNO	NH3	NO2	NO3
CN-94	Final Barren	1.76	6.87	258	204	40	39	1.00	-	-
CND12-2	Final Destruction (R2)	0.26	0.11	0.63	0.08	46	120	12.2	<0.3	<0.6
CND12-4		2.22	0.11	6.07	0.04	55	190	5.3	<0.3	<0.6

Source: SGS 2014

Notes:

CND12 was a two-stage cyanide destruction; the final solution is the discharge from the second reaction vessel.

CNT total cyanide

CNWAD weak acid-dissociable cyanide, CNS critical solids density

CNO cyanate

NH3 ammonia, NO2 nitrogen dioxide, NO3 nitrate

13.2.2.8	Solid–Liquid Separation and Rheology

The global composite and variability composites C, F, and G cyanide-destruction discharge samples were subjected to flocculant selection, static settling, dynamic settling, and underflow rheology tests and are summarized in Table 13-13.

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Table 13-13: Dynamic-Settling Test Results

Sample ID	Flocculant (BASF)	Dosage (g/t dry)	Dry Solids SG	U/F1 (% wt)	U/F Extended (% wt)	TUFUA[2] (m2/t/d)	THUA[3] (m2/t/d)	Net Rise Rate (m3/m2/d)	Solids Loading (t/m2/d)	Net Hydraulic Loading (m3/m2/d)	Residence Time (h)	Overflow (Visual)	TSS[4] (mg/L)
CND-1 Global Composite	Magnafloc 10	15	2.88	64.5	63.9	0.090	0.042	61.1	0.462	2.54	1.12	Clear	27
CND-2 Variability Composite C		17	2.82	63.5	63.7	0.080	0.019	68.6	0.519	2.86	0.95	Clear	10
CND-3 Variability Composite F		15	3.19	70.0	71.5	0.080	0.026	68.8	0.520	2.87	1.04	Clear	12
CND-4 Variability Composite G		18	2.74	64.2	67.1	0.100	0.030	54.6	0.415	2.28	1.19	Clear	43

Source: SGS 2014.

Notes:

All values were calculated without a safety factor. Key underflow rheology data were included in the rheology section.

Common test conditions: Autodiluted thickener feed % solids = 15% w/w solids.

Solution SG –1.000.

[1] Ultimate underflow density.

[2] Thickener underflow unit area.

[3] Thickener hydraulic unit area.

[4] Total suspended solids of the overflow.

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The rheology tests were performed on the underflow samples generated under optimized settling conditions. The critical solids density (CSD) for each sample is presented in Table 13-14. The CSD is the solids density at which a small increase in density causes a significant decrease in flowability. It also predicts the maximum solids density that is achievable in an industrial thickener and is practical for pumping.

All the underflow samples displayed Bingham plastic behaviour, and the CSD for all four samples varied between 65% and 69% solids.

Table 13-14: Underflow Rheology Test Results

Sample ID	CSD (wt % solids)	Yield Stress (Pa)		Flow Behaviour & Range (wt % solids) Thixotropy
		Unsheared	Sheared
CND-1 Global Composite	66	33	14	60.5–68.9
CND-2 Variability Composite C	65	31	15	60.0–68.0
CND-3 Variability Composite F	69	35	10	63.1–73.4
CND-4 Variability Composite G	67	40	14	61.4–70.4
Source: SGS 2014. Note: CSD = Rheology-determined critical solids density.

13.2.3	HPGR Test Work

The high pressure grinding rolls (HPGR) testing program objectives were threefold. First, laboratory-scale tests (batch and locked-cycle) were performed to determine the amenability of the ore to HPGR milling and yield data to allow a preliminary sizing to be done. Then, abrasion tests were completed to provide the data necessary to predict the service life of the rolls. Finally, a large-scale pilot-plant test was completed to size the equipment adequately. Bond grindability testing was included in the scope of work to evaluate the BWI reduction of the HPGR product compared to the feed.

ThyssenKrupp is affiliated with SGS Minerals for the HPGR laboratory scale tests (Labwal). The abrasion tests (ATWAL) and the pilot-plant test were performed at ThyssenKrupp’s Resource Technologies Research Center.

Samples from each major lithology (greywacke, iron formation, and porphyry) were prepared and sent to the ThyssenKrupp laboratory for the Labwal tests. A representative composite sample was made from the samples. The pilot-plant composite sample was prepared at the same time to ensure the samples used for the laboratory-scale tests and future pilot-scale tests would have the same characteristics. Table 13-15 summarizes the sample preparation details.

Table 13-15: HPGR Test Sample Preparation Details

Samples	Material Weight Distribution (kg)						Compositing Ratio (%)
	Received	Stored[1]	HPGR Testing	ATWAL	Compositing	Left Over
Greywacke	969	594	165	210	594	0	50.5
Iron Formation	791	416	165	210	343	73	29.1
Porphyry	710	335	165	210	240	95	20.4
HPGR Comp	0	-	1,178	0	1,178	0	100.0
Total	2,471	-	1,673	630	-	168	-
Source: SGS 2014. Notes: [1] Material set aside for the composite. HPGR = high-pressure grinding roll.

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13.2.3.1	Labwal Test Results

The results of the Labwal tests are summarized in Table 13-16. The locked-cycle tests were performed using the optimal-batch test conditions. One of the parameters used to determine the optimal conditions was the HPGR product fineness as a function of applied pressure. The test results were used in SGS’s comminution circuit simulations to size the HPGR.

Table 13-16: Labwal Test Results

Sample Name	HPGR Batch Test						HPGR Locked-Cycle Test
	Operating Press. (bar)	(t/h)	Net (kWh/t)	N/m2	mf	P80 (mm)	(t/h)	Net (kWh/t)	N/mm2	mf	CL (%)	P80
Greywacke	35	2.9	1.04	1.75	255	5.259	-	-	-	-	-	-
Greywacke	60	2.7	1.66	2.99	239	4.321	-	-	-	-	-	-
Greywacke	72	2.7	2.02	3.59	236	3.904	1.8	2.60	3.25	230	46	2.218
Iron Formation	36	3.1	0.97	1.79	273	4.731	-	-	-	-	-	-
Iron Formation	60	3.0	1.55	3.00	263	4.074	1.9	2.06	2.76	260	52	2.226
Iron Formation	72	2.9	1.80	3.57	255	4.024	-	-	-	-	-	-
Porphyry	34	2.6	1.01	1.70	233	5.243	-	-	-	-	-	-
Porphyry	58	2.5	1.69	2.87	221	4.184	1.7	2.31	2.74	224	52	2.067
Porphyry	70	2.4	1.96	3.48	216	4.060	-	-	-	-	-	-
HPGR Comp.	-	-	-	-	-	-	1.8	2.59	3.22	240	48	2112
Source: SGS 2014. Notes: CL = circulating load; HPGR = high-pressure grinding roll; mf = specific throughput.

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13.2.3.2	ATWAL Tests Results

The results of the ATWAL tests are summarized in Table 13-17. The greywacke sample was the most abrasive, followed by the porphyry and the iron formation, which showed similar wear rates. According to these results, all the samples were classified as low to medium abrasiveness when dry (1% moisture) or wet (3% moisture).

Table 13-17: ATWAL Tests Results

Ore	Test No.	Moisture (%)	Grinding Force (N/mm2)	Wear Rate (g/t)
Greywacke	A1	1.0	4.0	17.7
Greywacke	A2	3.0	4.0	20.5
Iron Formation	A1	1.0	4.0	15.6
Iron Formation	A2	3.0	4.0	17.3
Porphyry	A1	1.0	4.0	16.6
Porphyry	A2	3.0	4.0	17.0
Source: SGS 2014.

13.2.3.3	Bond Ball Mill Grindability Tests Results

Bond grindability tests were performed at 106 µm on the four HPGR feed samples and the four corresponding HPGR locked-cycle test products. Three additional tests were performed on the HPGR products using the particle-size distribution of the HPGR feed samples (HPGR adjusted product samples).

The HPGR feed samples varied in terms of hardness from medium (iron formation) to moderately hard (greywacke and composite) to hard (porphyry). When comparing the BWI values, the HPGR products were considerably softer, and all fell into the medium hardness category, except for the porphyry sample that varied from hard to moderately hard. Results are summarized in Table 13-18.

Table 13-18: Bond Ball Mill Grindability Tests Results

Sample Name	Grind Mesh	F80 (µm)	P80 (µm)	Grams per Revolution	BWI (kWh/t)	% Reduction	Hardness Percentile	Feed Passing (%)
Greywacke	150	2,477	79	1.16	16.1	-	70	10.5
Greywacke HPGR Product	150	2,166	80	1.43	13.8	14	44	14.8
Greywacke—HPGR Adjusted Product1	150	2,520	79	1.31	14.6	10	52	10.3
Iron Formation	150	2,417	78	1.27	14.9	-	56	10.3
Iron Formation HPGR Product	150	2,256	77	1.44	13.4	10	40	15.8
Iron Formation—HPGR Adjusted Product[1]	150	2,440	80	1.36	14.3	4	49	10.3
Porphyry	150	2,392	80	1.09	17.1	-	77	7.3
Porphyry HPGR Product	150	2,173	82	1.22	15.9	7	68	13.6
Porphyry—HPGR Adjusted Product1	150	2,426	81	1.19	16.1	5	70	6.9
HPGR Comp.	150	2,368	79	1.19	15.8	-	66	9.8
(HPGR Comp.) HPGR Product	150	2,162	76	1.39	13.8	13	43	15.4
Source: SGS 2014. Note: [1] Represents a different sample preparation approach explained above.

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SGS developed a method that accounts for the effect of the increased quantity of fines in the HPGR product to estimate better the power reduction needed to grind from P100 of 6 mesh to P100 of 150 mesh. Based on their method, the HPGR product would require 17% to 23% less power compared to a standard feed.

A different method was suggested to SGS by an external comminution specialist at SimSAGe. The BWI test samples were prepared to reproduce the size distribution of the Bond ball mill grindability tests performed on the HPGR feed. Based on this modified procedure, the HPGR products required 7% to 12% less power compared to a standard feed to grind from P100 of 6 mesh to P100 of 150 mesh.

13.2.4	Pilot-Plant Tests Results

Pilot-plant tests were carried out on about 950 kg of gold ore sampled from the deposit. The sample material consisted of 50.5% greywacke, 29.1% iron formation, and 20.4% porphyry. The ore sample was provided as drill cores that had been pre-crushed to match the feed-size requirements of the units.

Pilot-plant tests were conducted using a semi-industrial HPGR with 0.35 m-wide, 0.95 m-diameter rolls. Process data obtained from test work allow the sizing of industrial-scale machines. The objectives in sizing HPGRs are to meet the throughput requirements and to achieve a certain product fineness. Therefore, the key parameters are the specific throughput rate and the specific energy consumption required to obtain the desired comminution result. The specific throughput rate varied between 306 and 320 t s/m3 h; it was slightly dependent on the specific press force. The specific energy consumption varied between 1.4 and 2.6 kWh/t depending on the applied specific press force.

Bond tests were conducted on a conventionally crushed, fresh-feed sample from the provided sample, as well as on the HPGR cycle products. The Bond test was conducted using a closing mesh size of 90 µm. The BWI was 10% lower after HPGR treatment: 14.73 kWh/t on crushed material compared to 13.28 kWh/t on HPGR product.

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The pilot tests allowed the prediction of the expected industrial-size distribution of the HPGR discharge and of the screen undersize product for a closed-circuit operation. Locked-cycle tests were conducted to simulate a continuous operation. The circulation factor was consistent in the first three cycles, indicating that the circuit was stabilized. The pilot-plant test third-cycle size distribution is presented in Figure 13-3.

Figure 13-3: Pilot-Plant Test Third-Cycle Size Distribution

Screen Feed (MAGRO discharge)
Screen feed (re-calculated)
Screen oversize (actual)
Screen undersize (actual)
Screen undersize (100 % efficiency)
Fineness cum. % passing [%]
Particle size x [mm]
0
20
40
60
80
100
0,01
0,1
1
10
100

Source: ThyssenKrupp 2005.

13.3	2019 Test Work Program

A metallurgical test work program was completed in 2019 and focused on whole of ore cyanidation and gravity tails cyanidation testing. Relevant test results are summarized below and based on the following report:

•	An Investigation into Gold Recovery of Hardrock Deposit-17074-001, March 5, 2019 (SGS Canada Inc. 2019)

For the testing program, two composite samples were prepared for solid/liquid separation and rheology testing, and seventeen composite samples were prepared for metallurgical evaluation to determine the amenability of the samples to conventional gold processing.

Testing on these samples included head characterization, metallurgical testing, solid/liquid separation, and rheology testing. Head characterization included a gold screened metallics protocol, carbon speciation, sulphur speciation, arsenic individual elemental analysis, and a semi-quantitative ICP scan analysis.

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Metallurgical processing included whole ore cyanidation, gravity separation, and gravity tailing cyanidation, as well a single oxygen uptake (consumption) test. Solid/liquid separation and rheology evaluations included sample characterization, flocculant scoping, both static and dynamic settling, as well as thickener underflow rheological measuring. Only cyanidation test results are summarized in this section below.

13.3.1	Sample Characterization

The gold head grade for the seventeen composites was determined by a screened metallics protocol. Gold head grades ranged from a low of 0.40 g/t for Composite 10 to a high of 19.1 g/t for Composite 12. Most of the gold present in the composites was found in the higher mass (~97%), minus 150 mesh fractions, with thirteen of the seventeen composites containing at least 91% of the gold in this fraction. The only composites reporting more than 10% gold in the plus 150 mesh fraction were Composite 2 at 12.4%, Composite 9 at 13.1%, Composite 15 at 19.1%, and Composite 12 at 35.2%. The duplicate assays performed on the minus 150 mesh fraction for each composite showed very good correlation in most cases, although some variation (>0.20 g/t) was observed in composites 8, 9, 12, 13, 14, and 17.

A representative 75 μm pulverized sample of each of the composites was submitted for carbon speciation analysis including total carbon (CT), graphitic carbon (Cg), total organic carbon (TOC), and carbonates (CO3). The analysis determined that the total carbon present in the composites ranged from 0.92% to 2.08%. The graphitic carbon levels were reported less than the detection level of 0.05% for all the composites, except Composite 15, which reported a value of 0.14%. The total organic carbon levels were reported less than the detection level of 0.05% for composites 1, 8, 10, 12, 15, and 17, while the remaining composites ranged from 0.05% to 0.33%. Most of the carbon present in the samples was shown to be present as carbonate, as evident by the assays for CO3 ranging from 4.05% to 9.59%.

A representative 75 μm pulverized sample of each of the composites was submitted for sulphur speciation assays, including total sulphur (ST), sulphide sulphur (S=), elemental sulphur (S°), and sulphate (SO4). The analysis determined that the total sulphur and the sulphide sulphur ranged from 0.23% to 1.57%, and 0.23% to 1.50%, respectively. For sulphate and elemental sulphur, all the samples returned values below the detection limits of 0.1% and 0.05%, respectively.

A representative sample of each of the composites was pulverized to 75 μm and submitted for individual elemental analysis for arsenic (As). The results, summarized in Table 13-19, showed that the composites returned low arsenic grades ranging from less than the detection limit of 0.001% for Composite 11, to 0.072% for Composite 5.

Table 13-19: Head Assays

Composite	Au (g/t)	C (%)	ST (%)	S=(%)	As (%)
1	0.55	1.26	1.57	1.50	0.060
2	0.57	1.71	0.23	0.23	0.002
3	1.66	1.17	1.50	1.46	0.038
4	0.73	1.62	0.66	0.57	0.011
5	0.51	1.68	1.04	1.03	0.072
6	0.50	1.11	0.44	0.44	0.006
7	1.06	1.18	0.95	0.95	0.059
8	1.55	1.22	0.43	0.44	0.008
9	1.35	1.10	0.45	0.54	0.017
10	0.40	1.53	1.15	0.66	0.052
11	0.44	1.23	0.30	0.30	<0.001
12	19.1	1.45	1.08	0.96	0.035
13	1.02	1.47	0.35	0.35	0.002
14	0.99	0.92	0.63	0.62	0.008
15	0.73	1.64	0.48	0.43	0.007
16	1.09	2.08	0.88	0.88	0.038
17	1.15	1.25	0.64	0.58	0.023
Source: SGS 2019.

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13.3.2	Metallurgical Testing

The metallurgical gold recovery test program included whole ore cyanidation, as well as gravity separation followed by gravity tailing cyanide leaching. A single oxygen uptake test was also performed to provide some baseline information on oxygen consumption.

13.3.2.1	Whole of Ore Cyanidation Testing

A single whole ore cyanidation test was completed for ten of the seventeen composites. The test conditions applied for each cyanide leach included 50% solids, pulp pH of 10.5-11.0 maintained with lime, a 4-hour pre-aeration with oxygen to maintain a solution dissolved oxygen level of 15 mg/L or higher, 0.5 g/L NaCN maintained, and a retention time of 48 hours.

The results from the whole ore cyanidation tests showed final gold extractions ranging from a low of 85% for Composite 5, to a high of 99% for Composite 12. Eight of the ten tests complete returned a final gold extraction greater than 90%. The final tailing residue gold grades for nine of the ten tests were low, ranging from 0.03 g/t for Composite 11 to 0.08 g/t for Composite 15. Only the test performed on Composite 12 showed a final tailing gold grade greater than 0.1 g/t, reported at 0.23 g/t. However, it should be noted that with a calculated head of 22.4 g/t, the gold extraction was the highest at 99% and the tailing grade of 0.23 g/t should still be considered very low. Reagent consumptions for sodium cyanide and lime ranged from 0.12 kg/t to 0.19 kg/t, and 0.48 kg/t to 0.77 kg/t, respectively for all the tests conducted, both considered low. There was good correlation observed between the calculated gold head grades and the direct gold head grades for al the tests. A summary of the results from the whole ore cyanidation testing is provided in Table 13-20.

Table 13-20: Whole of Ore Cyanidation Leach Summary

CN Test No.	Comp	Feed Size (P80, µm)	NaCN (kg/t)	Lime (kg/t)	% Au Extraction			Residue Au (g/t)	Calc Head Au (g/t)
					24h	28h	48h
CN-1	1	85	0.19	0.77	94	94	92	0.04	0.46
CN-2	2	90	0.15	0.53	91	90	92	0.04	0.52
CN-8	4	92	0.17	0.58	94	93	93	0.06	0.82
CN-9	5	92	0.17	0.64	86	86	85	0.07	0.46
CN-10	6	85	0.17	0.55	96	96	95	0.04	0.77
CN-19	9	95	0.14	0.51	95	95	95	0.07	1.32
CN-20	10	86	0.14	0.65	87	86	88	0.06	0.50
CN-21	11	86	0.13	0.48	91	88	91	0.03	0.34
CN-25	12	68	0.18	0.69	95	97	99	0.23	22.4
CN-30	15	87	0.12	0.55	92	93	91	0.08	0.80
Source: SGS 2019.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

13.3.2.2	Gravity Tailings Cyanidation Testing

Various gravity tailing cyanidation tests were performed on the eleven composites subjected to gravity separation. The results are tabulated in Table 13-21.

Table 13-21: Gravity Tailings Cyanidation Leach Summary

CN Test No.	Comp	Feed Size (P80, µm)	NaCN (kg/t)	Lime (kg/t)	% Au Extraction			Residue Au (g/t)	Calc Head Au (g/t)	Gravity Rec (%)	Grav+CN Rec (%)
					24h	28h	48h
CN-3	3	91	0.19	0.71	96	94	94	0.09	1.53	13.5	95
CN-4		73	0.19	0.77	96	95	96	0.06	1.48		97
CN-5		73	0.21	0.79	94	94	95	0.08	1.44		95
CN-6	4	87	0.16	0.59	93	95	94	0.05	0.72	14.5	95
CN-17		87	0.16	0.56	96	97	96	0.04	0.79		96
CN-38		88	0.01	0.74	91	92	92	0.06	0.74		93
CN-39		90	0.04	0.74	92	92	93	0.06	0.79		94
CN-40		89	0.10	0.76	92	90	92	0.06	0.72		93
CN-41		87	0.11	0.59	92	92	93	0.05	0.73		94
CN-45		93	0.07	0.44	89	89	92	0.07	0.82		93
CN-46		93	0.07	0.45	86	88	90	0.08	0.80		91
CN-11	7	96	0.16	0.62	85	85	84	0.14	0.86	25.7	88
CN-13		96	0.21	0.63	84	82	84	0.15	0.82		88
CN-12		69	0.21	0.69	89	89	86	0.12	0.85		90
CN-14	8	89	0.17	0.59	96	96	94	0.17	1.11	22.8	95
CN-15	9	107	0.16	0.53	95	93	94	0.06	0.90	32.6	96
CN-17		91	0.20	0.53	98	99	93	0.07	0.96		95
CN-18		91	0.19	0.53	100	97	93	0.06	0.91		96
CN-16		74	0.20	0.59	100	97	95	0.05	0.88		97
CN-35		94	0.18	0.59	-	-	92	0.08	1.02		94
CN-36		94	0.04	0.59	93	93	93	0.07	1.01		95
CN-37		95	0.07	0.60	91	92	92	0.07	0.92		95
CN-22	12	98	0.18	0.56	102	101	95	0.39	8.25	48.9	98
CN-23		72	0.17	0.67	103	102	97	0.22	8.03		99
CN-24		72	0.19	0.68	102	103	97	0.23	8.10		99
CN-26	13	71	0.16	0.59	99	98	94	0.05	0.84	26.5	96
CN-47		95	0.05	0.40	82	84	85	0.15	0.94		89
CN-27	14	92	0.16	0.55	93	92	89	0.08	0.74	33.9	93
CN-28	15	84	0.12	0.57	90	91	91	0.05	0.58	29.2	94
CN-29		84	0.13	0.59	91	89	91	0.05	0.58		94
CN-42		84	0.10	0.51	87	88	89	0.06	0.57		92
CN-43		86	-	0.67	90	88	89	0.07	0.57		92
CN-44		85	0.08	0.54	90	90	90	0.06	0.59		93
CN-31	16	85	0.15	0.63	89	88	90	0.08	0.79	21.9	92
CN-32		85	0.15	0.66	88	87	89	0.09	0.77		91
CN-33	17	91	0.15	0.53	91	90	94	0.05	0.77	23.2	95
CN-34		90	0.14	0.51	93	91	94	0.06	0.80		94
Source: SGS 2019.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Composite 3: Three tests were performed to examine the effect of grind size and had common test conditions of a pulp pH of 10.5-11.0 maintained with lime, a 0.5 g/L NaCN concentration maintained, and pulp aeration achieved by oxygen sparging to a dissolved oxygen level greater than ~20 mg/L. Two target P80 grind sizes of 90 μm and 72 μm were selected for the testing, with a duplicate test conducted at the P80 grind size of 72 μm. The overall gold recovery ranged from 95% to 97%.

Composite 4: The eight tests were performed to examine the effect of sodium cyanide concentration, pH and dissolved oxygen content and had common test conditions of a target P80 grind size of 90 μm. The sodium cyanide concentration in the tests ranged from 0.25 g/L to 0.10 g/L, while the pH value varied from a range of 10.5-11.0 to a range of 9.8-10.3 and the dissolved oxygen content ranged from 10 mg/L to greater than 20 mg/L. The overall gold recovery ranged from 91% to 96%.

Composite 7: Three tests were performed to examine the effect of grind size. The three tests had the common test conditions of a pulp pH of 10.5 to 11.0 maintained with lime, a 0.5 g/L NaCN concentration maintained, and a dissolved oxygen level greater than approximately 20 mg/L. Two target P80 grind sizes of 90 μm and 72 μm were selected for the testing, with a duplicate test conducted at the P80 grind size of 90 μm. The cyanidation gold extractions for the three tests were lower than the extractions seen in most of the other composites, ranging from 84% to 86%. Based on the leach extraction data, it appeared that the leach extraction for each test was essentially complete after 24 hours. When taking into account the gravity concentrate gold recovery value of 25.7%, the overall gold recovery of the gravity separation plus gravity tailing cyanidation process ranged from 88% to 90%.

Composite 8: A single gravity tailing cyanidation test was performed using the common test conditions as well as a target P80 grind size of 90 μm, a pulp pH of 10.5 to 11.0 maintained with lime, a 0.5 g/L NaCN concentration maintained, and a dissolved oxygen level greater than ~20 mg/L. The cyanidation gold extraction for the test was high, reported at 94%.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Composite 9: Seven tests were performed to examine the effect of grind size, sodium cyanide concentration, dissolved oxygen content, and carbon addition. The seven tests had the common test condition of a pH range of 10.5 to 11.0. The target P80 grind size in the tests ranged from 72 μm to 110 μm. The sodium cyanide concentration in the tests ranged from 0.35 g/L to 0.50 g/L, while the dissolved oxygen content varied from a target of ~10 mg/L to greater than ~20 mg/L. Despite the varied test conditions, the cyanidation gold extractions for the seven tests were all similarly high, ranging from 92% to 95%. The two tests performed with a higher sodium cyanide concentration of 0.50 g/L and a finer grind size of a P80 of 74 μm (CN-16), reported a 1% to 3% increase in gold extraction as compared to the other tests.

Composite 12: Three tests were performed to examine the effect of grind size and had the common test conditions of a pulp pH of 10.5 to 11.0 maintained with lime, a 0.5 g/L NaCN concentration maintained, and a dissolved oxygen level greater than ~20 mg/L. Two target P80 grind sizes of 90 μm and 72 μm were selected for the testing, with a duplicate test conducted at the P80 grind size of 72 μm. The cyanidation gold extractions for the three tests were very high, ranging from 95% to 97%. The duplicate tests performed at the finer P80 grind size, reported at 72 μm (CN-23 and CN-24), showed a 2% increase in gold extraction over the coarser test. It is noted that these samples had high gravity recoverable gold and nugget effect may have resulted in assay bias.

Composite 13: Two tests were performed. The CN-26 test was performed using the common test conditions as well as a target P80 grind size of 72 μm, a pulp pH of 10.5 to 11.0 maintained with lime, a 0.5 g/L NaCN concentration maintained, and a dissolved oxygen level greater than ~20 mg/L. Test CN-47 was performed using the common test conditions as well as a target P80 grind size of 90 μm, a pulp pH of 9.8 to 10.3 maintained with lime, a 0.1 g/L NaCN concentration maintained, and a dissolved oxygen level greater than ~10 mg/L to 15 mg/L. The cyanidation gold extraction for test CN-26 was high, reported at 94%. The cyanidation gold extraction for test CN-47 was significantly, reported at 85%.

Composite 14: A single was performed using the common test conditions, target P80 grind size of 90 μm, a pulp pH of 10.5-11.0 maintained with lime, a 0.5 g/L NaCN concentration maintained and a dissolved oxygen level greater than ~20 mg/L. The cyanidation gold extraction for the test was reported at 89%.

Composite 15: Five tests were performed to examine the effect of sodium cyanide concentration, pH and dissolved oxygen content. The six tests had the common test condition of a target P80 grind size of 90 μm. The sodium cyanide concentration in the tests ranged from 0.25 g/L to 0.50 g/L, while the pH value varied from a range of 10.5 to 11.0 to a range of 9.8 to 10.3, and the dissolved oxygen content ranged from 10 mg/L to greater than 20 mg/L. The cyanidation gold extractions for the five tests ranged from 89% to 91%. The two tests performed with a higher sodium cyanide concentration of 0.50 g/L and dissolved oxygen levels greater than 20 mg/L, (CN-28 and CN-29), reported a 1% to 2% increase in gold extraction as compared to the tests conducted at lower NaCN concentrations and lower dissolved oxygen levels.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Composite 16: Duplicate tests were performed and using the common test conditions as well as a target P80 grind size of 90 μm, a pulp pH of 10.5 to 11.0 maintained with lime, a 0.5 g/L NaCN concentration maintained and a dissolved oxygen level greater than ~20 mg/L. The cyanidation gold extraction for CN-31 and CN-32 were reported at 90% and 89%, respectively.

Composite 17: Duplicate tests were performed and using the common test conditions as well as a target P80 grind size of 90 μm, a pulp pH of 10.5 to 11.0 maintained with lime, a 0.5 g/L NaCN concentration maintained and a dissolved oxygen level greater than ~20 mg/L. The cyanidation gold extraction for CN-33 and CN-34 were reported at 94% and 92%, respectively.

Key test work conclusions are listed:

•	The gold concentration in seventeen composites ranged from 0.40 g/t to 19.1 g/t gold. Total sulphur grades ranged from 0.23% to 1.57% and almost all the sulphur was present as sulphide, indicating some of the samples could be slightly refractory in nature. Carbon speciation testing showed graphitic carbon and total organic carbon levels were near or below the detection level of 0.05%, making it very unlikely that the composites contain any preg-robbing characteristics.

•	The gold in the ten of the seventeen composite samples tested via whole of ore cyanidation process were found to be highly amenable to gold extraction. Conventionally milled whole ore material (P80 of 75 to 90 μm) yielded excellent gold extractions of greater than 90% for eight of the ten composites tested. The only two composites which returned gold extractions less than 90% were Composite 10 at 88% and Composite 5 at 85%, values which are still deemed to be quite amenable to the process.

•	Gravity separation testing was performed on eleven of the seventeen composites and showed that all eleven samples returned gold recoveries higher than 13%, while nine of the eleven returned gold recoveries more than 21%, ranging from 22% to 49%. The results support the use of the current gravity circuit.

•	Gold extraction by direct cyanidation from the gravity tails showed the samples were very amenable to the testing under all test conditions applied. For nine of the eleven composites tested, gold extractions were reported at greater than 90%. For the two composites that fell below 90%. They still provided positive results, ranging from 84% to 89% gold extraction.

•	Cyanide and lime consumptions were generally low to very low during all the cyanide leach testing including whole ore cyanidation and gravity tailing cyanidation.

13.4	2024 Gold Deportment Test Work

In December 2024, three plant samples (leach feed and two leach tail samples) were submitted for general mineralogical examination of different phases, including sulphides, Fe-Oxides, VG grains and QEMSCAN modal/liberation analysis. Gold deportment studies were also carried out for these three feed and tail samples at a grind of P80=75μm. The objectives of the investigation were to determine the distribution of gold among different phases, and to identify and evaluate any mineralogical factors that may affect gold recoveries.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

A comprehensive mineralogical and analytical approach including fire assay, whole rock analysis (WRA), superpanning (SP), ore microscopy, SEM-EDS (scanning electron microscopy – energy-dispersive X-ray spectroscopy), and QEMSCAN (quantitative evaluation of materials by scanning electron microscopy) analysis were used in the current study. For gold deportment studies, secondary ion mass spectroscopy (SIMS) analysis was used in the current study; Dynamic SIMS for quantification of invisible gold in sulphides, Fe-Oxides and other phases.

A similar suite of minerals was noted in these three samples. Silicates (quartz, feldspar, mica and chlorite) were main phases accounting >70% in these samples. Moderate amounts of Fe-Oxides (10% to 11%) and carbonates (10% to 11%) were present in these three samples. Magnetite and hematite were the major Fe-Oxides while ankerite was the major carbonate phase. Minor amounts (2.2% to 2.6%) of sulphides (pyrite, pyrrhotite, arsenopyrite and chalcopyrite) were noted from these samples. Pyrite was the main sulphide (1.8% to 2.2%) while other sulphides occurred as trace amounts.

A number of gold grains were measured with optical microscope and SEM-EDS from these three samples. In general, majority of the observed gold grains in Leach Feed sample was liberated (54%) while gold grains from Leach Tail and Tail BA6 samples were dominantly (>90%) locked with in sulphides phases (pyrite and arsenopyrite). All the gold grains from these three samples were native gold in composition (76.3% - 100% Au), fine to medium grained (1μm to 36μm) with the average grain size of 2μm to 9μm. SEM-EDS gold scan analysis indicated all the observed gold grains from these three samples were native gold (>75% Au). Key results are summarized in Table 13 21.

Table 13-22: Gold Deportment Test Results

Sample Name	Au (ppm)	As (ppm)	S (%)	Pyrite (%)	Arsenopyrite (%)	Fe-Oxides (%)	Visible Gold	Locked & Attached (% of visible Gold)
Leach Feed	0.97	635	1.07	2.2	1.8	6.9	89 (1-36 µm grain size)	41
Leach Tail	0.16	826	1.23	15.5	15	47	22.5 (1-6 µm grain size)	21.8
Tail BA6	0.216	641	1.22	12.4	9	34	44.3 (1-18 µm grain size)	41.2

Source: SGS (2024)

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

13.5	Recommendations

For continued plant optimization, the QP recommends that GGM complete a metallurgical test work program to further understand the metallurgical response of various ore types and head grades via the existing plant flowsheet. This test work program would specifically address the following:

•	Sample characterization: Head analyses including duplicate gold by fire assay, arsenic by XRF and total sulphur and carbon by Leco analysis

•	Mineralogy: Mineralogical characterization via microscopic and submicroscopic gold deportment studies

•	Cyanidation test work: Standard bottle roll tests to assess the effect of grind size, pulp density, pre- aeration (dissolved oxygen range), pH range and cyanide dosage.

13.6	Gold Recovery

A multivariant regression model has been used to predict leach residue grade that is then used to predict plant gold recovery. Historically, the model was based on gold, arsenic, and sulphur head grades and primary grind size from metallurgical test work. Based on 2025 plant performance, the model has been simplified, and the resulting algorithms are provided in Table 13-23. The algorithms are applied based on arsenic content in the ore and include solution losses of 0.015 ppm Au. Limited operating data exists to accurately predict residue grade with arsenic grades greater than 850 ppm, and plant trials are recommended to evaluate the metallurgical response of ore with higher arsenic grades.

Table 13-23: Leach Residue Grade Algorithms

Constraint	Algorithm
As% <550ppm	Residue Au grade (g/t)=0.030 + 0.0258 x Head Au (g/t) + 1.155 x Head (As%) + 0.0473 x Head (S%)
As% >550ppm, <850ppm	Residue Au grade (g/t)=0.0889 + 0.0199 x Head Au (g/t) + 0.560 x Head (As%) + 0.015 x Head (S%)
Source: Equinox 2025.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

14.0	Mineral Resource Estimates

This section presents the updated Mineral Resource estimates for the Greenstone Mine, Key Lake, Kailey, and Brookbank deposits. The costs, cut-off grades, and pit shells for the Mineral Resource estimates for the Key Lake, Kailey, and Brookbank deposits are updated, while the models remain unchanged and have been reviewed and verified by the QP, Niel de Bruin. At the Greenstone Mine and Brookbank deposits, the underground Mineral Resources are reported within mineable shapes.

14.1	Greenstone Mine Mineral Resource Estimate

This Mineral Resource estimate is an update to the previous estimate dated October 1, 2024, prepared by GMS (Dorval et al. 2024).

Completion of the current Mineral Resource estimate update is based on an updated drill hole database, which includes data from an additional 1,339 RCGC drill holes completed since the last Mineral Resource estimate, and an updated block model for mine planning purposes.

Equinox arranged for the preparation of an updated Mineral Resource estimate and was completed by Dan Downton, P.Geo., Principal Resource Geologist, Equinox, with an effective date of December 31, 2025. The QP reviewed and endorsed the current estimates.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions) were used for Mineral Resource classification. The QP opines that the Mineral Resource estimate reported herein is a reasonable representation of the global Mineral Resources found at the Greenstone Mine at the current level and spacing of sampling.

The Mineral Resource estimate includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. The QP is of the opinion that the majority of the Inferred Mineral Resources could be upgraded to the Indicated Mineral Resources with continued exploration.

Mineral Resource estimation methodologies, results, and validations are presented in this section of the Technical Report.

14.1.1	Drill Hole Database

The Mineral Resource estimate used DDH, RCGC drill holes, and blastholes to estimate the gold content, sulphur, carbon, and iron. All drill holes were reviewed and validated, and those that did not meet the quality assurance/quality control (QA/QC) criteria were excluded from the Mineral Resource estimate update. Channel samples were not considered. Additionally, historical underground drilling was not included in the Mineral Resource estimate, consistent with the 2019 and 2024 Mineral Resource estimates.

A summary of the updated database is presented in Table 14-1. The database included drill hole collar information (UTM Zone 16; NAD 83), surveys, assays, lithological, alteration, structural, and geotechnical data. The database was exported from MX Deposit with a close-out date of August 12, 2025.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Table 14-1: Summary of the Drilling Database for the Greenstone Mine for the 2025 Mineral Resource Estimate

Drilling Type	No. of Drill Holes	Total Length (m)	No. of Assayed Samples
Borehole Blast Holes	84,573	951,764	67,976
Diamond Drill Core Holes	1,724	711,702	331,384
Reverse Circulation Grade Control	2,180	119,229	57,181
All	88,477	1,782,695	456,541

A total of 1,724 diamond drill core holes used in the resource estimate, amounting to 711,702.17 m. This includes 331,384 samples (453,772.31 m) that contain gold values, 12,039 samples with sulphur (S) values, 17,097 samples with arsenic (As) values, and 12,278 samples with iron (Fe) values.

In addition, there were 2,180 RCGC holes used in the resource estimate over a total of 119,229 m. This comprised 57,181 samples (109,468 m) with gold values, 26,651 samples with sulphur values, 26,969 samples with arsenic values, and 26,651 samples with iron values.

There was a total of 84,573 blastholes in the database, with the blastholes only used in estimating carbon values due to limited availability of data in the diamond and RCGC drill holes.

Selective sampling was undertaken in specific drilling campaign`s, rather than continuously sampling entire drill holes. Intervals that appeared unmineralized to the logging geologist were generally not sampled. A grade of zero was assigned to missing sample intervals during compositing. Intervals that were logged as breakthrough, overburden, missing core, or missing gold values within a 5 m buffer of the underground voids were treated as omitted, rather than assigning a zero grade.

Drilling covers a 5.7 km strike length of the deposit, with an irregular spacing of approximately 50 m (X) by 25 m (Y) within the limits of the proposed open pit (Figure 14-1). Infill drilling at 25 m (X) spacing was conducted in mineralized domains, with spacing tightening to 20 m (X) by 10 m (Y) in near-surface mineralized zones targeted by the 2018, 2019, and 2021 RCGC campaigns. Since June 2024, extensive grade control RC drilling has been completed on a 20 m by 15 m grid, and these data have been incorporated into the updated Mineral Resource Estimate model.

In the deeper, underground portions of the deposit, drilling is more widely spaced, typically on 100 m (X) traverses, with localized infill drilling at 50 m (X) by 50 m (Y) in areas of stronger mineralization. Around the proposed open pit, the drill spacing is considered sufficient to support a robust geological model of mineralization distribution, and to quantify volume and continuity with a reasonable level of confidence.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 14-1: View of All Drilling Used for the 2025 Mineral Resource estimate, Showing the 2025 Resource Pit Shell (Red) for Reference

+501000 E
+502000 N
+503000 N
+504000 E
+505000 E
+506000 E
N
+5504000 N
Looking Down
+5503000 N
Plunge +90
Azimuth 000
+5502000 N
0 250 500 750 1000
Meters
+501000 E
+502000 E
+503000 E
+504000 E
+505000 E
+506000 E
0 elev
Looking North
Plunge 00
Azimuth 000
-1,000 elev
0 250 500 750 1000
Meters

EQUINOX GOLD

Pit Design — Drillholes

2025 Drilling

14.1.2	Wireframing—Lithology

A lithological model was created in Leapfrog Geo and informed the building of the grade shells. Using the latest drilling information, reinterpretations were made to the lithology model in conjunction with geochemical results from the RCGC drilling. Included in this update is the inclusion of the late-stage, cross-cutting post-mineralization diabase dykes as seen in the pit and evident in the geophysics, DDH logs, and geochemistry, as well as a minor modification of one of the iron formation units in the north area of the deposit near surface; both are presented in Figure 14-2.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 14-2: Inclusion of Late-stage Diabase Dykes and Iron Formation Update

Source: Equinox 2026.

Gold Mineralization Domains

The methodology used to update the gold mineralization domains for this Mineral Resource estimate update comprises:

•	Equinox considered the drilling campaign completed in the second half of 2025 in updating the lithostructural model for the Greenstone Mine property.

•	In the 2025 update, six domains based on mineralization and lithological controls, including North Domain, the F-Domain, the SP-Domain, Tenacity Domain, South Domain and external diluted zone, were used. The North Domain was separated into three sub-domains: the N1, N2, and Central domains.

•	No internal sub-domains were applied in the 2025 update, after statistical analysis revealed grade smearing could be controlled with the updated mineralization wireframes and appropriately selected estimation parameters.

•	Mineralization grade shells were modelled using Leapfrog Geo’s Indicator RBF Interpolant using raw assay values from the resource-ready dataset. An indicator cut-off value of 0.15 ppm Au was statistically confirmed for the mineralization threshold. The numerical modelling was guided by a structural trend derived from the updated lithostructural model, with additional manual control points added as needed to control the interpolant and ensure representative continuity and alignment with the geology (e.g., by adhering to fold hinges interpreted from magnetic susceptibility trends or identified during historical mining). The resulting grade shells are an improved representation of the mineralization controlled by the lithostructural characteristics of the deposit.

•	A spheroidal interpolant with a constant drift and an isosurfacing probability value of 0.4 was used to create the shapes. Several iterations of the isosurfacing value were tested to optimize continuity and reasonable reconciliation of mine production.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Mineralization within the Greenstone Mine deposit comprises several discrete zones hosted along lithological contacts and/or associated with several geologic structures. Although mineralization is mostly continuous across zone boundaries, it is often separated by geologic structures, and grade shell modelling considers fold axial planes, lithostratigraphic contacts, and other less discrete structural and geochemical changes. Figure 14-3 presents the domains in 3D perspective, and Figure 14-4 presents a vertical section of the domains.

The northern area of the deposit is referred to as the North Domain and comprises the N1, N2, and Central domains, which are primarily associated with the BIFs. Although the N1 and N2 domains have similar grade distributions, and the Central domain is geographically identical to the N1 domain and has similar high-grade outliers, they are separated from each other around the central fold axial plane. These geological zones plunge at 25° downwards and towards the west, with the plunge orientation changing to 10° in the far west in the Central domain.

The F, SP, and Tenacity domains make up a central corridor of the deposit and are associated with lithostratigraphic units, including a major folded porphyry unit. F, SP, and Tenacity are geographically similar and share 15° down-west plunges, but their grade distributions differ, and the mineralization is hosted in different rock types.

The South domain encompasses all mineralization on the southern portion of the deposit and is separated from the F, SP, and Tenacity domains by a major fold axial plane and an ultramafic unit contact. The South domain is relatively unique within the deposit. The grade distribution shows on average lower grades than other domains; however, there are some similarities to the SP and Tenacity domains on a local scale.

Although the statistics and orientations differ slightly, statistical contact analysis suggests that the transition of the grade across domain boundaries is gradational between the different geological zones and estimation domains.

The 2025 mineralization model, developed using a numerical modelling tool, provides a clearer representation of the deposit's mineralization by focusing on the following aspects:

•	Ensuring realistic continuity across lithostructural mineralization controls.

•	Minimizing internal waste while creating economic composites for the numerical modelling.

•	Implementing local geological and structural controls to better manage the orientation and extent of the mineralization domains.

•	Considering the orientation and presence of historic underground voids to guide the modelling of mineralization domains.

•	Reasonable representation of geology and mineralization in the various geological zones and domains.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 14-3: Three-Dimensional View of the 2025 Mineralization

Plunge +20
Azimuth 050
0 250 500 750 1000
Meters

EQUINOX GOLD

Domain 31 (F)	Domain 35 (SP)
Domain 32 (North)	Domain 40 (Tenacity)
Domain 41 (South)	

Isometric View of Principal Domains, Looking NE

Source: Equinox 2026.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 14-4: Vertical Section View of the 2025 Mineralization Domains

+5502300 N
+5502600 N
+5502900 N
+5503200 N
+5503500 N
Looking West
300
0
Plunge 00
Azimuth 270
0
100
200
300
Meters
Domain 31 (F)
Domain 32 (North)
Domain 41 (South)
Domain 35 (SP)
Domain 40 (Tenacity)
Overburden
Drillholes
Planned Pit Surface (December 31, 2025)
Resource Pit $2300 /oz Au

EQUINOX GOLD

Section 504900 : Grade Shells with Domains

Display Corridor = +/- 12.5 m

Source: Equinox 2026.

Arsenic, Sulphur, Carbon, and Iron

The Mineral Resource estimate update includes arsenic, sulphur, carbon, and iron to provide guidance on gold recovery and assist with planning for these elements in waste and tailing deposition. Representative grade shells for these elements could not be constructed due to limited availability of data, and the gold grade shells were used to guide the estimation during interpolation of arsenic and sulphur into the block model as these metals are interpreted to be genetically related to gold mineralization events on the deposit scale. The lithological wireframes were used to guide the estimation of the iron and the assignment of the carbon values into the block model as these are interpreted to be related to the host lithology.

Topographic and Bedrock Surfaces

The original topographic surface was generated from drone-collected LiDAR data and subsequent drone survey scans utilizing photogrammetry are used to update the surface to represent mining to the end of 31 December 2025.

Void Model

Significant work on the void model was conducted in 2025 by Orix Geoscience after several additional sections and plans for the voids were discovered. Additional work on the model included cleaning up the digital shapes for inclusion into several software programs. The 2025 block model was depleted with the updated void model and a conservative bulk density of 1.96 g/cm3 was applied to these blocks, to represent potentially unmineralized backfill. Historical documentation provides limited information on the types of backfill to be expected, and 2024 model bulk densities were applied to the different types of anticipated void fill (sand = 2.02 g/cm3, waste = 2.08 g/cm3). Figure 14-5 shows the 2025 void model, coloured by material type.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 14-5: Underground Void Model Coloured by Void Fill

Plunge +15
Azimuth 045
0
125
250
375
500
Meters

Waste Fill
Sand Fill
Open

EQUINOX GOLD

Underground Void Model

Source: Equinox 2026.

14.1.3	Compositing

14.1.3.1	Gold Assays

To minimize bias introduced by variable sample lengths, the gold assays for the drill hole data were composited. The typical original sample lengths for diamond and RC drilling are 1.5 m and 2.0 m, respectively. Summary statistics for the raw assays are summarized in Table 14-2. Equinox chose a composite length of 2.5 m based on statistical analysis, which is considered appropriate for the deposit after completion of test work evaluating the sensitivity of the contained metal of different composite lengths.

Composites (downhole) were generated for all mineralized domains and were truncated to the boundaries of the mineralization domains. No external dilution is added to the composites at the mineralization boundaries, but internal dilution is incorporated within the domains.

The total number of composites used in the 2025 update is 290,952, which is significantly fewer than the 2024 Mineral Resource estimate due to longer composite lengths and the exclusion of lower-grade samples from the new mineralization domains. Table 14-3 summarizes the basic statistics of the gold composites used for the 2025 Mineral Resource estimates.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Table 14-2: Summary Statistics for the Uncapped Raw Assays

Domain	Domain No.	No. of Raw Assays	Minimum (g/t Au)	Maximum (g/t Au)	Mean (g/t Au)	Standard Deviation (SD)	Coefficient of Variance (CV)
F Zone	31	14,862	0.0	2,366.1	1.75	22.30	12.71
North Zone	32	40,771	0.0	3,880.0	1.56	26.09	16.76
SP Zone	35	32,610	0.0	559.0	1.04	5.63	5.43
Tenacity Zone	40	2,258	0.0	1,560.0	2.26	36.01	15.92
South Zone	41	3,461	0.0	121.0	0.83	3.45	4.13
External	500	348,274	0.0	438.0	0.10	1.96	19.59

Table 14-3: Summary Statistics for the 2.5 m Composites (Uncapped)

Domain	Domain No.	No. of Composites	Minimum (g/t Au)	Maximum (g/t Au)	Mean (g/t Au)	Standard Deviation (SD)	Coefficient of Variance (CV)
F Zone	31	8,986	0.0	280.06	1.40	5.72	4.09
North Zone	32	23,906	0.0	829.89	1.27	8.80	6.93
SP Zone	35	19,097	0.0	126.23	0.89	2.70	3.03
Tenacity Zone	40	1,171	0.0	188.12	1.33	7.80	5.86
South Zone	41	1,897	0.0	82.78	0.71	2.37	3.33
External	500	235,895	0.0	305.95	0.07	1.07	14.35

Outlier Capping

Outlier gold data were capped post-compositing for each mineralized domain based on statistical criteria, and the data were visually reviewed as well. These outlier values were distributed spatially throughout the deposit. The composites were analyzed using Datamine's Supervisor software, specifically employing the Global Topcut analysis tool, which offers histograms, probability plots, mean and variance calculations, and cumulative metal plots.

Outlier composite values were capped based on the established limits, resulting in a metal loss factor of 10.9%. Table 14-4 provides a summary of the statistical analysis for each domain of the gold composites. Figure 14-6 illustrates a probability plot for the SP Zone domain.

Table 14-4: Summary Statistics of Capped 2.5 m Composites

Domain	Domain No.	No. of Composites	Capping Levels (g/t Au)	No Capped	Average (g/t Au)	SD	CV	Metal Loss %
F Zone	31	8,986	40.00	13	1.28	2.76	2.15	8.0
North Zone	32	23,906	45.00	26	1.14	2.91	2.55	10.0
SP Zone	35	19,097	40.00	14	0.87	2.12	2.44	2.4
Tenacity Zone	40	1,171	15.00	3	1.02	1.54	1.51	23.1
South Zone	41	1,897	15.00	3	0.67	1.32	1.98	6.5
External	500	235,895	5.00	270	0.06	0.28	4.44	15.5

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 14-6: Probability Plot Au (g/t) for the SP Zone

14.1.3.2	Arsenic, Sulphur, Iron and Carbon Assays

Composites were generated for arsenic, sulphur, iron and carbon following a similar approach to the gold composites; the selected composite lengths for these elements are shown in Table 14-5.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Table 14-5: Composite Lengths for Arsenic, Sulphur and Iron

Commodity	Composite Length (m)
Sulphur (S)	2.5
Iron (Fe)	2.5
Arsenic (As)	6.0
Carbon (C)	Length Weighted Average

Outlier Capping

Statistical evaluation of arsenic and sulphur concentrations has revealed the need to cap outlier values, to ensure an unbiased estimate of these elements within the Mineral Resource framework. The determination of appropriate capping levels, as detailed in Table 14-6, plays a vital role in refining the resource estimate by mitigating the influence of anomalously high values that could skew results.

Table 14-6: Capping of Outlier Values for Arsenic and Sulphur

Domain	Arsenic (As) (ppm)	S Primary Cap (%)
North (32)	10,000	9.0
F (31)	10,000	9.0
SP (35)	10,000	9.0
Tenacity (40)	*10,000	*9.0
South (41)	10,000	9.0
External / Dilution (500)	6,500	9.0
Notes: *Limited sample count available for reasonable statistical analysis. Average results of all mineralization applied.

14.1.4	Variography

Variograms were updated for the 2025 Mineral Resource estimate to assess the continuity of mineralization, and ordinary kriging (OK) was used for the grade interpolations. The following variogram analysis process was implemented to determine the search distances and orientation.

•	The composite data for each mineralized domain was transformed to a Normal Score population and analyzed on directional continuity fans to determine the orientation of continuity; Figure 14-7 shows an example of a Normal Score variogram for the SP Zone.

•	Variograms were then modelled along the preferred orientation.

•	The nugget was determined from the downhole variogram at a lag distance of approximately the composite length.

•	Most of the variograms were then modelled using two spherical structures and reviewed at multiple lag distances.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

•	The variogram models were back-transformed using the Hermite polynomial method, with the number of polynomials determined from cumulative probability plots. An example of the back-transformed variogram for the SP zone is illustrated in Figure 14-8.

•	This process was carried out for gold, sulphur, and arsenic values within each mineralized domain.

•	Limited arsenic and sulphur data were available for the Tenacity and South domains, and therefore, the variogram models for all combined gold mineralized domains were applied to these domains.

Figure 14-7: Normal Score Variogram for the SP Zone (Domain 35)

Normal Score Variograms for Au
Domain 35 (SP Zone)
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Gamma (1,000)
0
20
40
60
80
100
120
140
Sample Seperation (m)
Direction 1
Direction 2
Direction 3

EQUINOX GOLD

Normal Score Variogram Model for the SP Zone

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 14-8: Back Transformed Variogram Model for the SP Zone (Domain 35)

Back-Transform Model for Au
Domain 35 (SP Zone)
Gamma (*)
Sample Seperation (m)
0.0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1.0
1.1
0
20
40
60
80
100
120
140
Standardise Sills

	Sill	Dir 1	Dir 2	Dir 3
S1	0.47	12	8	6
S2	0.101	142	40	60

Nugget = 0.43
Direction 1
Direction 2
Direction 3

EQUINOX GOLD

Transformed Variogram Model for the SP Zone

The selected variogram model parameters are tabulated in Table 14-7.

Table 14-7: Back Transformed Variogram Parameters for All Domains

Domain	Domain No.	Axis	Nugget	Sill 1	Range 1 (m)	Sill 2	Range 2 (m)
F Zone	31	X	0.471	0.363	10	0.166	169
		Y			6		29
		Z			4		30
North	32	X	0.420	0.464	9	0.116	100
		Y			7		70
		Z			7		68
SP Zone	35	X	0.429	0.470	12	0.101	142
		Y			8		40
		Z			6		60
Tenacity Zone	40	X	0.264	0.492	17	0.243	110
		Y			9		102
		Z			36		56
South Zone	41	X	0.401	0.298	26	0.301	117
		Y			7		9
		Z			44		67

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

14.1.5	Search Ellipsoids and Anisotropic Searches for Estimation

It has been postulated that the mineralization at the Greenstone Mine was deposited prior to, during, and after regional deformation events. Mineralization is hosted along highly deformed folded zones and structures. Orientation of the mineralization was extrapolated from the lithology model and structural measurements, which informed the model of local dip and dip direction. The plunge of the mineralization was determined from the dip-plane continuity fan analysis during the variogram modelling for each geologic zone. Variogram directions were based on the defined orientations, and search-ellipse dimensions were defined based on observed variogram ranges as described below:

•	The first pass represents a quarter of the average variogram range.

•	The second pass represents twice the first pass.

•	The third pass represents 75% to 80% of the average variogram range.

•	The fourth pass is six times the size of the first pass to estimate as much of the domain volume as reasonably possible.

•	The third direction in each pass is narrowed to represent the nature and widths of mineralization better.

The same search ellipsoid parameters applied to the gold interpolation were also applied to arsenic, sulphur, and iron. Table 14-8 summarizes the parameters of the final ellipsoids and threshold dimensions used for grade interpolations for gold, arsenic, sulphur, and iron.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Table 14-8: Final Search Ellipsoid Parameters and Threshold Dimensions

Commodity	Composite Length (m)	Search Pass	Min Samp	Max Samp	Min DDH	Azimuth (Z)	Dip (X)	Plunge (Z)	X (m)	Y (m)	Z (m)
Au	2.5	1	3	8	2	VARIOUS / ANISOTROPIC			35	20	10
		2	3	12	2	VARIOUS / ANISOTROPIC			70	40	20
		3	3	14	2	VARIOUS / ANISOTROPIC			105	60	30
		4	2	14	1	VARIOUS / ANISOTROPIC			210	120	60
S	2.5	1	3	8	2	VARIOUS / ANISOTROPIC			35	20	10
		2	3	12	2	VARIOUS / ANISOTROPIC			70	40	20
		3	3	14	2	VARIOUS / ANISOTROPIC			105	60	30
		4	2	14	1	VARIOUS / ANISOTROPIC			210	120	60
FE*	2.5	1	3	8	2	VARIOUS / ANISOTROPIC			35	20	10
		2	3	12	2	VARIOUS / ANISOTROPIC			70	40	20
		3	3	14	2	VARIOUS / ANISOTROPIC			105	60	30
		4	2	14	1	VARIOUS / ANISOTROPIC			210	120	60
AS	6	1	3	6	2	VARIOUS / ANISOTROPIC			35	20	10
		2	3	8	2	VARIOUS / ANISOTROPIC			70	40	20
		3	3	10	2	VARIOUS / ANISOTROPIC			105	60	30
		4	2	10	1	VARIOUS / ANISOTROPIC			210	120	60

* The iron interpolation in the diabase dykes did not use local anisotropy. The Z X Z anisotropic rotation angles for the diabase iron estimate are 90°, 80° and 170°, respectively.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

14.1.6	Bulk Density Data

A total of 7,415 measurements were used in the bulk density analysis. The bulk density for each lithological unit was assessed, and outlier values were removed prior to determining the mean. Contact analysis between mineralized and unmineralized material within lithological units showed no significant difference in bulk density. The mean density for each lithological unit was coded into the block model.

Lithological units with absent values were assigned a weighted mean bulk density value based on similar rock types within the lithological units. A bulk density of 2.00 g/cm3 was assigned to the overburden. For the voids, a density of 1.96 g/cm3 was used.

Table 14-9 presents the bulk density values assigned to the block model.

Table 14-9: Bulk Density Assigned to Block Model by Lithology Domain

Lithology	Total No. of Bulk Density Samples	No. of Outliers Removed	No. of Samples (Outliers Removed)	Mean Bulk Density	Median Bulk Density Values
Overburden (1000)	-	-	-	2.00	-
Conglomerate 1 (9100)	263	4	259	2.77	2.77
Conglomerate South 1 (10100)	13	-	13	2.82	2.80
Conglomerate South 2 (10200)	9	-	9	2.74	2.69
Conglomerate South 3 (10300)	9	-	9	2.76	2.76
Conglomerate South 4 (10400)	9	1	8	2.68	2.67
Gabbro 1 (16000)	240	1	239	2.78	2.75
Gabbro South 1 (17100)	41	-	41	2.80	2.75
Gabbro South 2 (17200)	188	-	188	2.78	2.77
Gabbro South 3 (17300)	130	-	130	2.76	2.75
Gabbro South 4 (17400)	17	-	17	2.85	2.83
Gabbro North 2 (16100)	-	-	-	2.78	-
Gabbro North 3 (16200)	-	-	-	2.78	-
Gabbro North 4 (16300)	-	-	-	2.78	-
Gabbro North 5 (16400)	6	1	5	2.82	2.68
Greywacke (18000)	4,460	29	4,431	2.75	2.75
Lower Iron Formation (12000)	184	1	183	2.88	2.79
Middle Iron Formation (13100)	13	1	12	3.09	3.00
Upper Iron Formation (14100)	151	1	150	2.80	2.75
Iron Formation North 1 (11100)	332		332	3.05	3.12
Iron Formation North 2 (11200)	238	1	237	2.87	2.76
Iron Formation North 3 (11300)	41		41	2.89	2.80
Porphyry (8100)	724	8	716	2.74	2.73
Ultramafic (15000)	92	2	90	2.89	2.91
Diabase (19000)	63	3	60	2.77	2.76

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

14.1.7	Block Model

The block model dimensions for the 2025 Mineral Resource estimate are described in Table 14-10. A regular block size of 5 m (X) by 5 m (Y) by 5 m (Z) with 1 m subcells in all directions was used, and volume cross-checks were undertaken to ensure alignment with grade solids. A kriging neighbourhood analysis (KNA) was performed to assess estimation search parameters applicable for the mining fleet equipment, grade control drill hole spacing, and 10 m bench heights. The potential for future flitch mining was also factored in to determine the nominal block size.

Table 14-10: Block Model Properties

Description	No. of Blocks	Block Size (m)	Subcell (m)	Dimension (m)		Rotation	Origin (UTM NAD83, Zone 16)
Subcell Model	1,026	5	1	X	5,130	0	East	501,205
	362	5	1	Y	1,810		North	5,502,225
	265	5	1	Z	1,325		Elevation	-950

14.1.8	Grade Estimation

Ordinary kriging (OK) was used as the primary interpolator for gold, and the inverse distance squared (ID²) method for arsenic, sulphur, and iron. To validate the OK and ID² models, inverse distance cubed (ID3) and nearest-neighbour (NN) variables were also estimated. Local dynamic anisotropic rotation angles were used to orient the search ellipse along the local anisotropy of the lithostructural controls in all domains, except for the iron estimate in the diabase dykes where the search ellipse volume is based on a fixed dip, azimuth, and bearing parameters. The estimation parameters for each pass are summarized below for the different commodities:

•	Pass 1

o   Minimum of 3 and maximum of 8 composites used in interpolation for gold, sulphur and iron, and minimum of 3 and a maximum of 6 for arsenic.

o   Maximum of two composites from any one drill hole.

o   Minimum of two drill holes required for interpolation of the given block.

•	Pass 2

o   Minimum of 3 and maximum of 12 composites in the search ellipse for interpolation of gold, sulphur, and iron, and a maximum of 8 composites for arsenic.

o   Maximum of two composites from any one drill hole.

o   Minimum of two drill holes required for interpolation of the given block.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

•	Pass 3

o   Minimum of 3 and maximum of 14 composites in the search ellipse for interpolation of gold, sulphur, and iron, and a maximum of 10 for arsenic.

o   Maximum of two composites from any one drill hole.

o   Minimum of two drill holes required for interpolation of the given block.

•	Pass 4

o   Minimum of 2 and maximum of 14 composites in the search ellipse for interpolation of gold, sulphur, and iron, and a maximum of 10 for arsenic.

o   Maximum of two composites from any one drill hole.

o   Minimum of one drill hole required for interpolation of the given block.

The estimation of block grades is illustrated in plan view and cross-section (Figure 14-9 and Figure 14-10, respectively).

Figure 14-9: Plan View Showing Estimated Block Grades

Source: Equinox 2026.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 14-10: Section 504900 mE Showing Estimated Block Grades, Drill Holes, Mineralized Domains, and 2025 Resource Pit Shell

Source: Equinox 2026.

14.1.9	Block Model Validation

Various validation steps were taken to ensure the block model is a robust representation of the composites and mineralization trends. The following validations were undertaken:

•	Ensure block model volumes across the various domains were representative of the input wireframes.

•	Ensure that sufficient blocks are estimated in the various estimation passes.

•	Visual checks on vertical sections comparing composite gold grades against block gold grades.

•	Visual assessment of influence of high-grade samples on block grades.

•	Global statistical checks comparing the block model gold grades with the declustered composite data.

14.1.9.1	Volume Validation

Volume comparisons of the input wireframes and sub-blocks in the model for the mineralized domains reconcile with a 0.1% absolute difference for the domains, which include the:

•	North Domain

•	F-Domain

•	SP- Domain

•	Tenacity Domain

•	South Domain

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Variances within domain 1000 (external diluted domain), which encompasses the overburden, are higher at 12.1%; the higher variance is due to the block model not covering the entire extent of the lithological model. Table 14-11 summarizes the volume validation.

Table 14-11: Volume Comparison Between Wireframes and Block Model

Domains	Wireframes	Block Model Volume	% Difference
Mineralized	128,423,828.1	128,304,496.0	-0.09%
Ext. Diluted	58,831,909.4	51,657,742.0	-12.19%

14.1.9.2	Visual Validation — Composite Grades vs. Block Grades

Visual comparisons of block grades and composites in cross-section and plan view generally show a good correlation between block grades and drillhole composite grades (Figure 14-11 and Figure 14-12). No excessive over-extrapolation of grade was observed, and the block grades were found to be an accurate representation of the composite grades.

Figure 14-11: Section 504800 mE at 25 m Width Showing Estimated Block Grades, Drill Holes, and 2025 Resource Pit Shell

Source: Equinox 2026.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 14-12: Section 505300 mE at 50 m Width Showing Estimated Block Grades, Drill Holes, and 2025 Resource Pit Shell

5502500 N
5502600 N
5502700N
5502800 N
5502900 N
5503000 N
Looking West
300 Elev
200 Elev
100 Elev
0 Elev
Au (ppm)
Absent
0 - 0.25
0.25 - 0.35
0.35 - 0.50
0.50 - 1.10
1.10 - 3.00
> 3.00
EQUINOX GOLD
Drillholes
Resource Pit $2300 /oz Au
Vertical Section 505300 E
Display Corridor = +/- 25 m

Source: Equinox 2026.

14.1.9.3	Statistical Validation of Interpolation Methods

Mean block grades from the OK, ID2, ID3, and declustered NN estimates are summarized in Table 14-12 by mineralized domain and search neighbourhood. For the principal mineralization domains, the declustered NN, OK, ID2, and ID3 gold grades are very similar and indicate that the selected primary interpolant, OK, does not overly smooth gold grades.

Table 14-12: Comparison of Mean Block Grades for OK, ID2, ID3, and NN Estimates for Mineralized Domains

Search Neighbourhood	Domain	Tonnes (Mt)	NN	OK	ID2	ID3	OK vs NN	ID2 vs NN	ID3 vs NN
Pass 1	F -Domain	14	1.26	1.28	1.28	1.28	1.6%	2.1%	2.2%
	NORTH	44	1.29	1.28	1.30	1.31	-0.8%	0.5%	0.9%
	SP	35	0.87	0.87	0.88	0.88	0.3%	1.0%	1.1%
	TENACITY	3	1.10	1.13	1.14	1.14	2.4%	3.2%	3.1%
	SOUTH	3	0.63	0.65	0.65	0.65	3.1%	3.0%	3.0%
	Domain 500	525	0.07	0.07	0.07	0.07	1.0%	0.4%	0.2%
Pass 2	F-Domain	25	1.44	1.49	1.53	1.54	3.4%	6.2%	6.8%
	NORTH	71	1.29	1.32	1.32	1.33	1.9%	2.4%	2.6%
	SP	50	0.80	0.84	0.85	0.84	4.4%	5.3%	5.2%
	TENACITY	7	1.01	1.03	1.04	1.04	1.9%	2.6%	2.7%
	SOUTH	6	0.77	0.77	0.76	0.77	0.2%	-0.8%	-0.6%
	Domain 500	1,533	0.05	0.06	0.05	0.05	1.0%	0.4%	0.1%
Pass 3	F-Domain	15	1.97	1.85	1.94	1.97	-6.3%	-1.6%	-0.2%
	NORTH	23	0.90	1.05	0.99	0.98	16.4%	10.5%	8.3%
	SP	18	0.60	0.68	0.65	0.64	12.5%	7.7%	6.1%
	TENACITY	2	0.93	1.21	1.06	1.02	30.3%	14.6%	9.8%
	SOUTH	3	0.88	0.89	0.82	0.82	0.4%	-7.2%	-7.0%
	Domain 500	1,448	0.04	0.04	0.04	0.04	3.5%	2.6%	2.2%
Total	All Mineralization	318	1.11	1.14	1.15	1.15	2.4%	2.9%	3.0%

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

A summary of the comparison of the 2.5 m declustered composite grades versus the block grades is summarized in Table 14-13.

Table 14-13: Comparison of Mean Block Grades with Declustered Composites by Mineralized Domain

Domain No.	2.5 m Declustered Composites							Block Model Grades
	No. of Comps	Min (Au g/t)[1]	Max (Au g/t)[1]	Mean (Au g/t)[2]	CoV[2]	Mean (Au g/t)[1]	CoV[1]	No. Blocks	Min (Au g/t)	Max (Au g/t)	Mean (Au g/t)	CoV
31	8,986	0.00	40.00	1.28	2.15	1.78	2.39	2,808,242	0.00	25.21	1.17	1.39
32	23,906	0.00	45.00	1.14	2.55	1.12	2.60	6,248,861	0.00	34.81	1.13	1.32
35	19,097	0.00	40.00	0.87	2.44	0.78	2.69	4,107,168	0.00	22.34	0.82	1.29
40	1,171	0.00	15.00	1.02	1.51	0.85	1.55	474,221	0.00	8.63	1.05	0.83
41	1,897	0.00	15.00	0.67	1.98	0.67	1.92	786,038	0.00	11.89	0.80	1.07
500	235,895	0.00	5.00	0.06	4.44	0.04	5.33	86,481,076	0.00	5.00	0.05	2.39
[1]Declustered composites [2]Non-declustered composites

The block model validations indicate that the estimation of the gold grades is reasonable. Reconciliation shows minor variations in the grade control production data compared to the Mineral Resource estimate model, although within acceptable tolerances.

14.1.9.4	Statistical Validation — Swath Plots

Swath plots were produced for estimated blocks and declustered composites of all mineralized domains at increments of 30 m (Northing and Vertical) and 100 m (Easting) for gold grades and for blocks estimated within Pass 1 and Pass 2. Peaks and lows in estimated grades should generally follow those in composite grades in well-informed areas of the block model. In contrast, less well-informed areas can occasionally exhibit discrepancies in grades.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Swath plots of gold grades for the mineralized domains are shown in Figure 14-13 by Easting, in Figure 14-14 by Northing, and in Figure 14-15 by elevation. Peaks and lows in gold content generally match those in composite frequency; no bias was found in the Mineral Resource estimate in this regard.

Figure 14-13: Swath Plot for Gold for All Mineralization Domains by Easting

Swath Plot by Easting for all Mineralization Domains
Grades - Au
Composite Count
Easting
2.5
2.0
1.5
1.0
0.5
0.0
14000
12000
10000
8000
6000
4000
2000
0
501500
502500
503500
504500
505500
AU Nearest Neighbour
AU Inverse Distance Squared
AU Ordinary Kriging
Sample Count
Native Mean
EQUINOX GOLD

Swath Plot of Gold g/t by Easting

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 14-14: Swath Plots for Gold for All Mineralization Domains by Northing

Swath Plot by Northing for all Mineralization Domains
Grades - Au
Composite Count
Northing
0.0
0.5
1.0
1.5
2.0
2.5
0
2000
4000
6000
8000
10000
12000
14000
5502400
5502600
5502800
5503000
5503200
5503400
AU Nearest Neighbour
AU Inverse Distance Squared
AU Ordinary Kriging
Sample Count
Native Mean
EQUINOX GOLD

Swath Plot of Gold g/t by Northing

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 14-15: Swath Plots for Gold for All Mineralization Domains by Elevation

Swath Plot by Elevation for all Mineralization Domains
Grades - Au
Composite Count
Elevation
2.5
2.0
1.5
1.0
0.5
0.0
11000
10000
9000
8000
6000
6000
5000
4000
3000
2000
1000
0
-700
-600
-500
-400
-300
-200
-100
0
100
200
300
AU Nearest Neighbour
AU Inverse Distance Squared
AU Ordinary Kriging
Sample Count
Native Mean

EQUINOX GOLD

Swath Plot of Gold g/t by Elevation

14.1.9.5	Grade Smoothing and Conditional Bias Validations

To determine the impact of the interpolator during grade estimation, Q:Q plots were constructed comparing the 2.5 m composite grades with the NN, ID2, and OK estimate grades. As expected, the NN estimate shows an almost identical distribution to the composite distribution. Higher levels of grade smoothing are observed when using the OK interpolant. Figure 14-16 shows an example of a Q:Q plot for domain 31 (F zone).

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 14-16: Q:Q Plot Comparing OK, ID2 and NN Estimates for Domain 31 (F Zone)

Q:Q Plot: Block vs Composites
Domain 31 (F Zone)
100
10
1
0.1
0.01
0.001
0.0001
Block Grade (g/t Au)
0.0001
0.001
0.01
0.1
1
10
100
Composite Grade (g/t Au)
Nearest Neighbour (AUNN) vs Naive - Mean: 1.344
IDW² (AUID2) vs Naive - Mean: 1.404
Ordinary Kriging (AU_IS) vs Naive - Mean: 1.369
Naive Mean (Composite Grade): 1.266
Naive Count: 8986

QQ Plot: Three Grade Interpolators

14.1.9.6	Reconciliation of Production Data versus Mineral Resource estimate model

The Greenstone Mine was commissioned in April 2024; since start-up, both throughput and recovered metal have been on an upward trend. Short-term and grade-control models are currently being used to support mining and mill feed scheduling. A comparison between a re-blocked resource model (adjusted to 5×5×10 m blocks in the X, Y, and Z directions) and plant-adjusted mining actuals indicates that the re-blocked model is approximately 3% higher in grade than the 2025 production year(Table 14-14).

Table 14-14: Comparison of Re-blocked 2025 Mineral Resource Estimate to Plant Adjusted with Mining Actuals to December 31, 2025

	Re-blocked 2025 MRE				Plant Adjusted w Mining Actuals				Variance to Plant Actuals
Month	Tonnes (Mt)	Grade (g/t)	Metal (oz)	As (ppm)	Tonnes (Mt)	Grade (g/t)	Metal (oz)	As (ppm)	Tonnes (%)	Grade (%)	Metal (%)	As (%)
January	0.81	0.87	22,729	548	0.95	0.69	21,050	441	-14%	26%	8%	24%
February	0.51	0.86	14,145	511	0.50	0.93	14,964	452	2%	-8%	-5%	13%
March	0.89	0.74	21,130	353	0.79	0.83	20,918	479	13%	-11%	1%	-26%
April	0.93	0.89	26,350	417	0.80	0.76	19,477	442	16%	17%	35%	-5%
May	1.35	0.87	37,812	454	1.32	0.72	30,474	505	2%	22%	24%	-10%
June	0.77	1.02	25,035	478	0.80	0.87	22,287	460	-4%	17%	12%	4%
July	1.18	0.79	29,829	407	1.25	0.70	28,056	477	-6%	13%	6%	-15%
August	1.54	0.83	41,109	411	1.32	0.85	35,988	489	17%	-2%	14%	-16%
September	1.38	0.98	43,412	650	1.14	1.15	42,241	852	22%	-15%	3%	-24%
October	1.88	0.94	56,910	483	1.90	0.97	59,536	552	-1%	-3%	-4%	-13%
November	1.49	0.89	42,290	566	1.90	0.97	59,536	552	-22%	-9%	-29%	2%
December	1.65	0.92	48,712	564	1.48	0.88	42,055	475	11%	4%	16%	19%
Total	14.36	0.89	409,462	492	13.70	0.86	377,505	526	5%	3%	8%	-6%
Notes: MRE Mineral Resource estimate

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

On a global basis, the modelled ounces are approximately 8% higher than the plant actuals to date. This variance is considered acceptable at this stage, as the Mine has only recently commenced operations and a significant proportion of the mined ore has not yet been processed (currently in stockpile).

14.1.9.7	Discussion on Block Model Validation

A comparison of the model volumes with the mineralization wireframes shows a variance of less than 1%. The block model accurately represents composite gold grades, with global statistical validation indicating no significant overestimation or underestimation. Local statistical validations demonstrate a strong correlation between the interpolated blocks and the composites. The QP considers the model to be overall a reliable representation of the deposit's mineralization.

14.1.10	Mineral Resource Classification

14.1.10.1	Mineral Resource Classification Definition

The Mineral Resource was classified using the CIM (2014) definitions, which are incorporated by reference in NI 43-101. The CIM (2014) Definition Standards for Mineral Resources and Mineral Reserves provide definitions and guidance for the Mineral Resource and Mineral Reserve confidence categories. The category to which a Mineral Resource or Reserve estimate is assigned depends on the level of confidence in the geological information available on the mineral deposit, the quality and quantity of data available, the level of detail of the technical and economic information which has been generated about the deposit, and the confidence in the interpretation of those data and information.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all of an Inferred Mineral Resource could be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Inferred Mineral Resources must be excluded from estimates forming the basis of pre-feasibility, feasibility studies, or life of mine plans in developed mines.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

14.1.10.2	Resource Classification for the Greenstone Mine

Mineral Resource classification has been carried out to categorize resources as Measured, Indicated, or Inferred based on the following criteria:

•	Measured Mineral Resources are defined as blocks within 15 m of the RCGC drilling

•	Indicated Mineral Resources are defined as blocks estimated in passes 1, 2, or 3, provided that the distance to the closest composite is less than 35 m.

•	Inferred Mineral Resources are defined as blocks estimated in all passes where the distance to the closest composite is greater than 35 m but less than 115 m and was estimated using composites from at least two drill holes.

Wireframe solids based on the Measured, Indicated, and Inferred criteria using RCGC and DDH holes, and applying a minimum of 3 holes, were created and used to code the classification into the block model. These solids were smoothed by removing small internal isolated volumes to reduce the “spotted dog” phenomenon in the primary numerical categorization.

•	Post-processing steps were implemented on the preliminary classifications to ensure that the resource categories align with mine planning requirements. The following adjustments were made:

•	Blocks classified as Inferred and located within 15 m of previously mined areas and a drill hole spacing of less than 70 m were upgraded to the Indicated category.

•	All blocks within grade shells that contained only one drill hole and that were outside of the Life of Mine (LOM) pit and classified as Measured or Indicated were downgraded to the Inferred category.

•	Measured and Indicated blocks within grade shells containing two or more drill holes that visually exhibited potential local over-smoothing of high grades were downgraded to the Inferred category.

•	Instances where numerical grade shells were created in Leapfrog but did not contain any drill holes, along with blocks estimated in the fourth search pass that had only one drill hole, were downgraded and considered not-in-resource (unclassified).

Figure 14-17 shows the Mineral Resource classification, along with the 2025 optimized resource shell that delineates the in-pit and underground Mineral Resources.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 14-17: Plan View (300 m Elevation) and Longitudinal View Looking North (5,503,000 mN) Showing Categorized Mineral Resources

+502000 N
+503000 N
+504000 E
+505000 E
+506000 E
N
Looking Down
+5503000 N
+5502000 N
Plunge +90
Azimuth 000
0
250
500
750
1000
Meters
+502000 E
+503000 E
+504000 E
+505000 E
+0
Looking North
Plunge 00
Azimuth 000
0
250
500
750
1000
Meters
-1000
Classification
Measured
Indicated
Inferred
Drillholes
Resource Pit $2300 /oz Au

Resource Classification

Source: Equinox 2026.

To assess the in-pit Mineral Resources, pit optimizations were conducted at various gold prices using the 2025 Mineral Resource block model, which includes Measured, Indicated, and Inferred blocks. The parameters for input and cut-off grades used to define the 2025 in-pit Mineral Resource are detailed in Table 14-15.

An optimized pit shell based on a gold price of $2,300/oz Au was selected. Applicable costs were used in the creation of the shell in addition to constraining it to the surrounding lakes, mine infrastructure, and waste rock disposal. Additionally, the optimization was extended deeper in the eastern section to ensure that the Mineral Reserves are a subset of the Mineral Resources in the 2025 Mineral Resource pit optimization.

Table 14-15: 2025 Greenstone Mine Pit Optimization Parameters

Parameter	Unit	Value
Gold Price	$/oz	2,300
Exchange Rate	USD/CAD	1.00:1.33
Royalty Rate	%	3.0
Mining Cost	$/t	3.41
Incremental Bench Cost	$/10m Bench	0.03
Processing Cost	$/t	12.20
G&A Cost	$/t	6.81
Refining and Transportation Cost	$/oz rec.	3.29
Total Ore Based Cost	$/t	25.86
Cut-Off Grade	g/t Au	0.18
Average Metallurgical Recovery	%	86.4
Mining Recovery	%	98.8
Mining Dilution	%	0
Slope Angle	Degrees	50° to 58° rock, 20° overburden
Maximum Mining Rate	Mt/a	72.0
Processing Rate	Mt/a	9.86
Discount Rate	%	5.0

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

14.1.10.3	Underground Mineral Resources

The 2025 underground Mineral Resource was constrained by Deswik Stope Optimizer (DSO) shapes, optimized using the cut-off grade determined using the parameters presented in Table 14-16.

Table 14-16: Input Parameters Used for the Underground Cut-Off Grade and Mineable Stopes Generation

Input Parameter	Unit	Value
Gold Price	$/oz	2,300
Exchange Rate	USD/CAD	1.00:1.33
Royalty Rate	%	3.0
Mining Costs	$/t	65.0
Refining and Transportation Cost	$/oz rec.	3.29
Processing Costs	$/t	12.20
Process Sustaining Capital Cost	$/t	1.2
G&A Cost	$/t	Not Applicable
Cut-Off Grade	g/t Au	1.1
Average Metallurgical Recovery	%	91.0
Minimum Stope Size	m	(LxHxW): 5 x 9 x 2
Maximum Stope Size	m	(LxHxW) 10 x 22.5 x 95)

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

The 2025 underground constrained Mineral Resource estimate presented herein uses a rounded lower cut-off grade of 1.10 g/t Au. It includes Mineral Resources located outside the 2025 pit optimization shell.

14.1.10.4	Summary of the 2025 Greenstone Mine Mineral Resource

The 2025 Mineral Resource estimate update, inclusive of Mineral Reserves, is presented in Table 14-17. The Mineral Resources were constrained within an optimized pit shell and underground mineable shapes. Assumptions and key factors that impacted on the Mineral Resource estimate are listed:

•	Modelling of the grade shells focused on improved alignment with the litho-structural controls and overall geological understanding of the deposit. Multiple sensitivity analyses were completed to reconcile the global grade-shell geometry with current mining performance and the updated geological criteria.

•	Domains were based on geological and structurally boundaries and higher-grade estimation was not restricted using internal domains using soft boundaries.

•	New capping thresholds were established based on statistical analysis, resulting in a lower global grade cap for all domains.

•	The inclusion of new drill hole data, particularly from the reverse circulation grade control drilling completed since the 2024 Mineral Resource estimate, has enabled improved local estimates near current mining activities. Additionally, the data from these grade-control drill holes have provided valuable insights into the parameters to be used for the overall estimation.

Table 14-17: Summary of Mineral Resource Estimate (Inclusive of Mineral Reserves) for the Greenstone Mine – Effective Date December 31, 2025

Category	In-Pit >0.18 g/t Au			Underground >1.10 g/t Au
	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)
Measured	7,432	0.85	202	2	0.76	0.04
Indicated	192,390	0.99	6,129	22,101	2.34	1,661
M+I	199,822	0.99	6,331	22,103	2.34	1,661
Inferred	17,841	0.86	491	16,382	2.37	1,247

Notes:

1.     CIM (2014) definitions and 2019 CIM Best Practice Guidelines were followed for the Mineral Resource estimate.

2.     The effective date of the estimate is December 31, 2025.

3.     Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.     Mineral Resources are presented in this table inclusive of Mineral Reserves

5.     Open pit Mineral Resources is reported at a minimum recovered gold cut-off grade of 0.18g/t and is constrained within a pit shell.

6.     The cut-off grade and pseudo flow pit shell use a long-term gold price of $2,300/oz, a USD:CAD exchange rate of 1.33, average mining costs of $3.41/t, processing costs of $12.20/t, refining and transportation costs of $3.29/oz of AU recovered and G&A costs of $6.81/t.

7.     Underground mineral resources are reported within mineable stopes based on a conceptual mining method at a minimum recovered gold cut-off grade of 1.10g/t.

8.     A gold price of $2,300/oz was used to determine the underground cut-off grade, average mining costs of $65.00/t, processing costs of $12.20/t, refining and transportation costs of $3.29/oz of Au recovered, and process sustaining capital costs of $1.20/t.

9.     Average metallurgical recovery is estimated using a multivariant regression equation to predict leach residue grade. The averages value for the open pit is 86.4% and underground value is 91%.

10.   A royalty rate of 3.0% was assumed.

11.   Numbers may not add due to rounding.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Table 14-18 presents the 2025 in-pit Mineral Resources exclusive of Mineral Reserves and the underground Mineral Resources constrained by mineable shapes.

Table 14-18: 2025 Mineral Resources (Exclusive of Mineral Reserves) for the Greenstone Mine – Effective Date December 31, 2025

Category	In-Pit >0.18 g/t Au			Underground >1.10 g/t Au
	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)
Measured	21	0.51	0	1	0.63	0.01
Indicated	32,470	1.28	1,335	21,479	2.36	1,631
M+I	32,491	1.28	1,335	21,479	2.36	1,631
Inferred	14,847	0.88	418	16,335	2.37	1,245

Notes:

1.     CIM (2014) definitions and 2019 CIM Best Practice Guidelines were followed for the Mineral Resource estimate.

2.     The effective date of the estimate is December 31, 2025.

3.     Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.     Mineral Resources are presented in this table exclusive of Mineral Reserves.

5.     Open pit Mineral Resources is reported at a minimum recovered gold cut-off grade of 0.18g/t and is constrained within a pit shell.

6.     The cut-off grade and pseudo flow pit shell use a long-term gold price of $2,300/oz, a USD:CAD exchange rate of 1.33, average mining costs of $3.41/t, processing costs of $12.20/t, refining and transportation costs of $3.29/oz of AU recovered and G&A costs of $6.81/t.

7.     Underground mineral resources are reported within mineable stopes based on a conceptual mining method at a minimum recovered gold cut-off grade of 1.10g/t.

8.     A gold price of $2,300/oz was used to determine the underground cut-off grade, average mining costs of $65.00/t, processing costs of $12.20/t, refining and transportation costs of $3.29/oz of Au recovered, and process sustaining capital costs of $1.20/t.

9.     Average metallurgical recovery is estimated using a multivariant regression equation to predict leach residue grade. The averages value for the open pit is 86.4% and underground value is 91%.

10.   A royalty rate of 3.0% was assumed.

11.   Numbers may not add due to rounding.

The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Greenstone Mine Mineral Resource estimate, except for uncertainty around the position, size, and geometry of voids from historical mine workings within the pit, which remains a risk to the Mineral Resource estimate.

14.2	Kailey, Key Lake and Brookbank Deposits Mineral Resource Estimates

The Mineral Resource estimates for the Kailey, Key Lake and Brookbank deposits are updates of the Mineral Resources estimates prepared by GMS in 2020, with an effective date of September 2020 (Dorval et al. 2024). There have been no updates to the resource models; the current Mineral Resource estimates use updated costs and pricing to determine the cut-off grades and define the constraining mining shapes. The QP has reviewed the modelling, selected optimization parameters, and estimation processes for the Kailey, Key Lake and Brookbank deposits and considers them acceptable for Mineral Resource estimation.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

All location data relating to these Mineral Resource estimates are in UTM Zone 16N and the NAD 83 datum.

No Mineral Reserves have been estimated at the Kailey, Key Lake, and Brookbank deposits. Mineral Resources reported in this section are considered to be exclusive of Mineral Reserves. Open pit Mineral Resources are constrained within optimized pit shells based on 2025 cost assumptions, and underground Mineral Resources are constrained within mineable shapes. The effective date of the Mineral Resource estimates is December 31, 2025.

14.2.1	Key Lake Deposit

14.2.1.1	Drill Hole Database

The Key Lake deposit has been tested by diamond drilling over a strike length of 2,300 m and down to a vertical depth of 300 m. The Key Lake drill hole database includes 312 drill holes totalling 63,919 m, of which 23,112 m were assayed.

The drill holes are generally spaced at 50 m in the central and eastern portions of the deposit, with some areas infilled to 25 m. The western portion of the deposit is drilled at 100 m spacing. The main components of the database are the collar, survey, assay, and lithology tables. A re-sampling program of the historical drill core at Key Lake will assist with the overall sample coverage and overcome the effects of previous under-sampling.

14.2.1.2	Topography

Topography is in the form of a wireframe with a spatial resolution of 10 m. The topography matched well with the drillhole collars, with no major discrepancies identified.

14.2.1.3	Geological Modelling Approach

The Key Lake gold deposit is hosted with a package of sediments (greywacke and arkose), iron formations, and narrow porphyry dykes. Mineralization generally follows the regional foliation, aligned with the porphyry dyke that acts as a marker horizon. The deposit shows both structural and lithological controls, with mineralization hosted predominantly in the arkosic units and felsic dykes. Only a small amount of mineralization is found in the iron formations. Gold mineralization occurs within multiple quartz–carbonate stringers and fine sulphide disseminations that results in subvertical, erratic zones that are difficult to interpret.

The Key Lake deposit has been modelled as twelve discrete, continuous zones named KL-1 to KL-12 (Figure 14-18). The zones are generally wide; therefore, no minimum mining thickness was considered during modelling (Figure 14-19). An overburden surface was also modelled from the lithology logging and varies between 10 m and 20 m thick above the deposit.

The drilling completed by Dome Exploration was used in the interpretation but excluded from the resource estimation as the assays and drill hole locations could not be verified.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 14-18: Modelled Domains of the Key Lake Deposit, Looking North

Source: Equinox 2026.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 14-19: Typical Section at 492100 E (Looking East) Showing the Mineralization Wireframes and Overburden (OVB); Drill Hole Traces Show Gold Grades (g/t)

Source: Equinox 2026.

14.2.1.4	Assay Capping and Compositing

Grade capping levels were determined using probability plots of the various domains and applied to the assay intervals. Overall, roughly 12% of the metal was removed by capping. Length-weighted assay statistics and capping levels are shown in Table 14-19. An example of the probability plot for the KL-5 domain is shown in Figure 14-20.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Table 14-19: Length-Weighted Assays Statistics Showing Grade Capping Levels and Metal Loss Factors

Domain	No. of Assays	Max. (g/t Au)	Uncut Mean (g/t Au)	High-Grade Capping (g/t Au)	Cut Mean (g/t Au)	No. Samples Cut	% Samples Capped	% Loss Metal Factor
KL-1	157	252	2.36	25	1.64	3	1.9	−30
KL-2	49	38.3	1.44	20	1.26	2	4.1	−13
KL-3	87	46.8	1.67	15	1.26	2	2.3	−25
KL-4	819	229	1.53	15	1.27	5	0.6	−17
KL-5	1,046	420	1.24	20	1.10	2	0.2	−12
KL-6	895	121	1.10	20	0.98	1	0.1	−10
KL-7	168	12.4	1.35	none	1.35	0	0.0	0
KL-8	113	38.6	1.12	15	1.05	1	0.9	−6
KL-9	44	20.65	1.51	none	1.51	0	0.0	0
KL-10	59	8.82	2.26	none	2.26	0	0.0	0
KL-11	54	7.83	1.18	none	1.18	0	0.0	0
KL-12	506	7.62	0.89	none	0.89	0	0.0	0
Total	3,997							−12

Note: % metal loss factors calculated from length multiplied by grade and does not consider the spatial location of the outliers.

Figure 14-20: Example of a Probability Plot for the KL-5 Domain

Count = 1046
Min = 0.001
Max = 420
Mean = 1.581
Median = 0.54
CV = 8.293
20 g/t Au
Au ppm Concentrate (%)
1000
100
10
1
0.1
0.01
0.001
1
5
10
20
30
40
50
60
70
80
90
95
99
99.9
Normal Distribution scale

Core sampling was undertaken at 1.0 m and 1.5 m intervals, and samples were broken down on visual lithological and alteration contacts. Considering the scale of the deposit and its suitability for open-pit mining, a 2 m compositing run-length split by domain was applied, with any residuals less than 0.5 m added to the last composite. A minimum coverage of 50% was required to create a composite. Missing intervals were replaced with a grade of 0.001 g/t Au.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Length-weighted composite statistics of drilling used in the estimation are shown in Table 14-20. The coefficients of variation are generally low for this deposit style (less than 2.0).

Table 14-20: Length-Weighted 2 m Composite Statistics of Capped Gold Grades by Domain

Domain	No. of 2 m Composites	Min. (g/t Au)	Max. (g/t Au)	Mean (g/t Au)	Median (g/t Au)	SD	Variance	CV
KL-1	88	0.010	12.51	1.64	0.82	2.55	6.51	1.55
KL-2	28	0.047	8.49	1.24	0.63	1.81	3.28	1.46
KL-3	53	0.015	7.59	1.23	0.70	1.49	2.23	1.22
KL-4	407	0.001	10.00	1.32	0.96	1.43	2.05	1.09
KL-5	612	0.001	19.10	1.02	0.53	1.48	2.18	1.45
KL-6	471	0.001	10.17	0.97	0.73	1.07	1.13	1.10
KL-7	90	0.001	7.57	1.27	0.79	1.29	1.66	1.01
KL-8	60	0.001	5.28	1.01	0.71	1.10	1.21	1.09
KL-9	18	0.001	12.64	2.10	0.33	3.43	11.78	1.63
KL-10	39	0.001	7.45	1.96	1.79	1.82	3.32	0.93
KL-11	38	0.001	5.72	0.90	0.48	1.31	1.71	1.45
KL-12	259	0.001	5.12	0.92	0.67	0.87	0.76	0.95
Notes: CV = coefficient of variation; SD = standard deviation.

14.2.1.5	Variography

Experimental variograms were constructed for the better-populated domains (KL-5, KL-6, and KL-12) using the capped gold composite intervals. Nugget sills were estimated from downhole variograms at a 2 m lag spacing. Various experimental variogram types were used, and the normal-score transformed variograms showed the most coherent structure.

Nugget variances were moderate to high and were interpreted at 30% to 50% of the total sill. The major axis was interpreted to be aligned along strike dipping shallowly to the WNW (dip = 20°, dip direction = 290° azimuth), with the semi-major axis dipping steeply to the ESE (dip = 70°, dip direction = 110°). The major axis showed maximum ranges on the order of 60 m to 70 m, with semi-major ranges slightly less, on the order of 50 m to 60 m, although the variograms were difficult to interpret due to high variability in grades and lack of continuity.

Due to the amount of internal waste present inside the wireframes, and the difficulties obtaining interpretable variograms, ID3 was selected as an interpolator, and the results of the variography were used to guide the dimensions of the search ellipses.

14.2.1.6	Block Modelling

The block model definition is presented in Table 14-21. The upper limit was defined by the surface topography. The parent block size was based primarily on drill hole spacing, envisaged selective mining unit (SMU), and geometry of the deposit. The block model was sub-blocked using the domain wireframes. A volume check of the block model versus the mineralization envelope revealed a good representation of the volume of the solid. Figure 14-21 shows a plan view of the Key Lake block model location.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Table 14-21: Key Lake Deposit Block Model Attributes

Item	X	Y	Z
Origin Coordinates (m)	490,150.00	5,506,500.00	600
Block Extents (m)	2,800	915	800
Number of Parent Blocks	280	183	160
Parent Block Size (m)	10	5	5
Sub-Block Size (m)	2.5	1.25	1.25
Rotation		17° clockwise

Figure 14-21: Plan View of Key Lake Block Model, Wireframes, and Drill Traces

Source: Equinox 2026.

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14.2.1.7	Bulk Density Data

Bulk density data is stored in an Excel spreadsheet that contains bulk density readings by lithology and deposit. Greenstone Mine provided bulk density data to GMS for the estimation. In total, 66 measurements were taken using the Archimedes method of measuring the weight of the core sampling in water and in air. Table 14-22 presents the bulk-density data available for the Key Lake deposit.

Table 14-22: Statistical Summary of Bulk-Density Data for the Key Lake Deposit

Deposit	Lithology	No. of Measurements	Mean Density (g/cm3)	SD Density (g/cm3)
Key Lake	Arkose	11	2.77	0.09
	Greywacke	50	2.74	0.09
	Iron Formation	2	3.19	0.12
	Porphyry	3	2.78	0.05

Note: SD = standard deviation.

The bulk density values were coded into the block model using the lithology model developed in Leapfrog GEO by GGM. Overburden was assumed to be 2.0 g/cm3.

14.2.1.8	Search Ellipsoids

Due to the undulating nature of the veins, dynamic anisotropy to locally adjust the search-ellipse orientations according to the local dip and dip direction of the vein wireframe was applied. A surface built using the midpoints of the vein was used as an input to determine the rotation angles of the search ellipse.

The search-ellipse configurations were defined using variography and drill spacing as a guide, combined with the geometry of the deposit. A three-pass estimation procedure was used for the interpolation. For all passes, the maximum number of samples per drill hole was set to control the number of drill holes in the interpolation.

•	For Pass 1, between 7 and 16 samples, and a maximum of 3 samples per drill hole was applied. This ensured that a minimum of three drill holes was required to estimate blocks in the first pass.

•	For Pass 2, between 4 and 16 samples, and a maximum of 3 samples per drill hole was applied. This ensured that a minimum of two drill holes was required to estimate blocks in the second pass.

•	For Pass 3, between 1 and 16 samples, and a maximum of 3 samples per drill hole was applied. This ensured that a minimum of one drill hole was required to estimate blocks in the third pass.

In regard to sequencing, Pass 1 took precedence over Pass 2, and Pass 2 took precedence over Pass 3.

High-grade restraining for the blocks outside of the 12 modelled domains was applied, and only for the third estimation pass. Thresholds were chosen from probability plots. The search parameters adopted for grade interpolation are summarized in Table 14-23.

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Table 14-23: Summary of Search Parameters — Key Lake Deposit

Domain	Pass	X (m)	Y (m)	Z (m)	Min. Samples	Max. Samples	Max. Samples/DH	High-Grade Restraining
								X (m)	Y (m)	Z (m)	Threshold (g/t)
KL-1 to KL-12	1	45	45	15	7	16	3	None Applied
	2	60	60	25	4	16	3
	3	100	100	35	1	16	3
Outside	1	45	45	15	7	16	3	None Applied
	2	60	60	25	4	16	3
	3	100	100	35	1	16	3	25	25	10	5

Notes: DH = drill hole.

14.2.1.9	Grade Interpolation

ID3 was the preferred estimation method for the Key Lake deposit. Variograms showed poor structure and were difficult to interpret. In addition, the inclusion of significant internal dilution in the wireframes was unavoidable during modelling; therefore, there was a requirement to minimized grade smearing. Block grades are shown in Figure 14-22.

Figure 14-22: 3D View of Key Lake Gold Grade Distribution Looking North

Source: Equinox 2026.

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14.2.1.10	Block Model Validation

The block model was validated by visual inspection in plan and section to ensure that block grade estimates reflect the grades seen in intersecting drill holes. In addition, global statistical comparisons were made comparing declustered composites and block grades (Table 14-24), and local validations such as swath plots were used to ensure grade smearing was minimized (Figure 14-23).

The comparison between the mean grades of declustered composites and blocks vary domain-by-domain, as expected, and mostly fall within the ±10% margin of error; the QP considers these results to be acceptable. The swath plots show good local accuracy of the gold estimate for the twelve domains.

Table 14-24: Global Statistical Comparison between Blocks and Declustered Composites for all Estimation Passes at Key Lake

Domain	Composites			Blocks		Difference Mean (%)
	No. of Comps.	Mean (g/t)	Declustered Mean (g/t)	No. Blocks	Mean (g/t)
KL-1	85	1.58	1.71	202,856	1.49	−13
KL-2	29	1.12	0.95	53,984	0.93	−2
KL-3	46	1.14	1.45	12,456	1.19	−18
KL-4	380	1.24	1.24	310,443	1.17	−6
KL-5	594	1.00	1.02	210,295	1.02	0
KL-6	454	0.94	0.91	207,606	0.90	−2
KL-7	90	1.24	1.33	40,375	1.26	−5
KL-8	57	0.92	0.84	48,224	0.96	14
KL-9	17	2.02	2.51	4,008	2.04	−19
KL-10	32	2.02	2.37	23,870	2.27	−4
KL-11	36	0.84	0.74	22,028	1.01	37
KL-12	240	0.87	0.91	123,825	0.91	0
All 12 Domains	2,060	1.08	1.10	1,259,970	1.11	1

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 14-23: Swath Plot Comparing Block Gold Grades (Blue) with Capped Composite Gold Grades (Red Dotted) for the 12 Domains Grouped Together, by Easting

14.2.1.11	Determination of Mineral Resources

The resource block model was examined for open pit economic potential at various cut-off grades. To do this, the block model was analyzed using the pseudoflow algorithm within Deswik software to define a series of potentially economic open pit shells. All Indicated and Inferred blocks were considered during pit optimization. The parameters used during the pit optimization process are shown in Table 14-21, and the selected pit is shown in Figure 14-24. No underground Mineral Resources are declared for the Key Lake deposit.

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Figure 14-24: 3D View of the Key Lake Deposit Pit Optimization ($2,300 Pit Shell)

Source: Equinox 2026.

14.2.1.12	Underground Voids

There has been limited past production at the Key Lake deposit, which was formerly known as the Jellicoe Mine. An underground void model for the shaft and underground drifts was incorporated into the block model and assigned a density of zero. No stopes were modelled; production at the Jellicoe mine was very limited with production records indicating 14,722 tonnes were mined for 5,675 ounces of gold produced.

14.2.1.13	Resource Categorization

The Key Lake block model was classified based largely upon estimation pass and distance to nearest composites. The resource categories are shown in Figure 14-25. At this stage, there are no Measured Mineral Resources for the Key Lake deposit.

The Indicated Mineral Resource category was assigned to coherent portions of the deposit estimated in Pass 1 and Pass 2, with a distance to closest composite less than 35 m.

The Inferred Mineral Resource category was assigned to blocks estimated in Pass 1 and Pass 2, with a distance to closest composite greater than 35 m, and blocks estimated in Pass 3. In addition, all blocks in domains KL-1 and KL-2 were downgraded to Inferred due to a wider drill spacing, and all blocks outside of the 12 modelled domains and below 0 RL elevation were assigned to the Inferred category.

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Figure 14-25: 3D View of the Key Lake Deposit Mineral Resource Classification

Source: Equinox 2026.

14.2.1.14	Mineral Resource Statement

The Mineral Resources are summarized in Table 14-26 at a lower cut-off grade of 0.18 g/t Au for the open pit category and within.an optimized pit shell based on a gold price of $2,300/oz Au that was generated based on applicable costs. The cut-off grades adopted offer the deposit reasonable prospects for eventual economic extraction using the cost assumptions summarized in Table 14-25.

Table 14-25: Economic Parameters used in the Open Pit Analysis for the Key Lake Deposit

Parameter	Unit	Value
Gold Price	$/oz	2,300
Exchange Rate	USD/CAD	1.00:1.33
Royalty Rate	%	3.0
Mining Cost	$/t	3.41
Incremental Bench Cost	$/10m Bench	0.03
Processing Cost	$/t	12.20
Process Sustaining Capital Cost	$/t	1.2
Incremental Ore Haulage Cost	$/t	3.47
G&A Cost	$/t	6.81
Refining and Transportation Cost	$/oz rec.	3.29
Total Ore Based Cost	$/t	29.33
Cut-Off Grade	g/t Au	0.18
Average Metallurgical Recovery	%	90.0
Mining Dilution & Loss	%	20.0

Note: G&A = general and administrative.

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Table 14-26: Summary of the Key Lake Mineral Resource – Effective Date December 31, 2025

Deposit	Cut-Off Category	Mineral Resource Category	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)
Key Lake	Open Pit	Measured (M)	-	-	-
		Indicated (I)	7,738	0.82	205
		Subtotal M + I	7,738	0.82	205
		Inferred	4,905	1.00	158

Notes:

1.     CIM (2014) definitions and 2019 CIM Best Practice Guidelines were followed for the Mineral Resource estimate.

2.     The effective date of the Mineral Resource is December 31, 2025.

3.     Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.     No Mineral Reserves have been estimated for Key Lake.

5.     Mineral Resources are reported at an open pit minimum recovered gold cut-off grade of 0.18 g/t and is constrained within a pit shell.

6.     The optimization of the pit shell is based on a gold price of $2,300/oz, a USD:CAD exchange rate of 1.33, average mining costs of $3.41/t, processing costs of $12.20/t, incremental ore haulage costs of $3.47/t, refining and transportation costs of $3.29/oz of Au recovered, and G&A costs of $6.81/t.

7.     The average metallurgical recovery is 90% and a royalty rate of 3.0% are assumed.

8.     No underground Mineral Resources are estimated.

9.     Numbers may not add due to rounding

Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The QP is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Key Lake Mineral Resource estimates.

14.2.1.15	Qualified Person’s Commentary

The Mineral Resource estimate for the Key Lake deposit is based on the same resource model as the 2020 Mineral Resource estimate, (Equinox, 2020) with no new drilling completed and geological and mineralization interpretations unchanged. Pit shells were rerun at a gold price of $2,300/oz to be consistent with optimization parameters used for the updated Greenstone Mine Mineral Resource estimate. The QP has reviewed and accepted the data, estimation methodologies, and parameters used for the 2020 Mineral Resource estimate as the basis for the current Mineral Resource estimate.

14.2.2	Kailey Deposit

The Kailey deposit is located 3 km northwest of the Greenstone Mine and was originally an underground mine named the Little Long Lac Mine.

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14.2.2.1	Drill Hole Database

The Kailey deposit has been tested by diamond drilling over a strike length of 800 m and down to a vertical depth of 500 m. The Kailey drill hole database includes 82 drill holes totalling 34,599 m, for which 27,892 m were assayed.

The drill holes are on an irregular grid spacing of around 50 m to 70 m, and at depth the spacing becomes 80 m to 100 m. Historical drilling data exists from digitized hard copies; however, no significant assays are available, and all the historical data are unverifiable.

14.2.2.2	Topography

As no detailed topography was available a topography using the drill collars was constructed and used to inform the block model. The area around the historical Little Long Lac Mine is generally flat.

14.2.2.3	Geological Modelling Approach

The Kailey deposit is hosted with a sedimentary sequence of greywacke and massive arkose units. Mineralization is constrained to steeply dipping, ENE-striking axial planes of an antiformal–synformal feature with fold noses steeply plunging to the WSW. The deposit shows both structural and lithological controls, with mineralization hosted predominantly within a massive arkosic unit. Only minor amounts of mineralization are found in the greywacke. High-grade gold mineralization occurs within three discrete, narrow, high-grade veins that were the target of past production activities. Wide, lower-grade Fe-carbonate and sericite alteration haloes centralized on the axial planes of the folds are also present. Mineralization is associated with fine sulphide disseminations that are difficult to observe in drill core.

The Kailey deposit has been modelled as three, wide (20 m to 30 m), continuous zones named Kailey, Main, and No. 9 (Figure 14-26). The zones are generally wide; therefore, no mining thickness was considered during modelling (Figure 14-27). An overburden surface was modelled from the lithology logging and varies between 5 m and 20 m thick above the deposit.

Only drilling completed by Premier was used during the interpretation and estimation. In addition, drill hole PLL08013 was excluded due to uncertainties surrounding the downhole surveys.

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Figure 14-26: 3D View of the Kailey Deposit Showing the Mineralization Domains (Looking Northwest)

Looking Northwest
Zones
Kailey
Main
No 9 Vein
Drill Holes
Au Grade(g/t)
5.0
3.0
1.5
0.8
0.3
Elev (Z)
+200
+0
-200
-400
-600
-800
-1000
-1200
North (Y)
+5505500
+5505000
+5504500
+5504000
East (X)
+502400
+502600
+502800
+503000
+503200
+503400
+503600
+503800
Plunge +20°
Azimuth +25
0 125 250 375 500
Meters
3D view looking NW showing Kailey Zones

EQUINOX GOLD

Source: Equinox 2026.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 14-27: Typical Section at 503175 E Showing Mineralization Domains (Looking East)

Source: Equinox 2026.

14.2.2.4	Assay Capping and Compositing

Grade capping levels were determined using probability plots of the various gold domains and applied to the assay intervals. Overall, roughly 5% of the metal was removed by capping. Length-weighted assay statistics and capping levels are shown in Table 14-27. An example of the probability plot for the KL-5 domain is shown in Figure 14-28.

Table 14-27: Length-Weighted Assays Statistics Showing Grade Capping Levels and Metal Loss Factors

Domain	No. of Assays	Max. (g/t Au)	Uncut Mean (g/t Au)	High-Grade Capping (g/t Au)	Cut Mean (g/t Au)	No. Samples Cut	% Samples Capped	% Loss Metal Factor
Kailey	1,080	72.5	1.03	10	0.97	2	0.2%	5.8
Main	1,275	143.2	0.98	15	0.89	3	0.2%	9.0
No. 9	1,219	20.9	0.76	15	0.76	5	0.4%	0.8
Outside	23,929	211.4	0.13	15	0.12	9	0.0%	4.8
Total	27,503							5.2
Note: % metal loss factors calculated from length multiplied by grade and does not consider the spatial location of the outliers.

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Figure 14-28: Example of a Probability Plot for the Main Domain

Core sampling was undertaken at 1.0 m and 1.5 m intervals and were broken down on visual lithological and alteration contacts. Considering the scale of the deposit and its suitability for open-pit mining, a 2 m compositing run-length split by domain was generated, with any residuals less than 0.5 m added to the last composite. A minimum coverage of 50% was required to create a composite. Missing intervals were replaced with a grade of 0.001 g/t Au. Breakthroughs into underground voids were omitted from the compositing.

Length-weighted composite statistics of drilling used in the estimation are shown in Table 14-28. The coefficients of variation are generally low for this deposit style.

Table 14-28: Length-Weighted 2 m Composite Statistics of Capped Gold Grades by Domain

Domain	No. of 2 m Comps.	Min. (g/t Au)	Max. (g/t Au)	Mean (g/t Au)	Median (g/t Au)	SD	Variance	CV
Kailey	541	0.001	6.18	0.96	0.79	0.85	0.72	0.88
Main	638	0.003	8.94	0.90	0.56	1.15	1.33	1.29
No. 9 Vein	540	0.003	9.78	0.76	0.51	1.00	0.99	1.30
Outside	9,702	0.001	7.78	0.12	0.02	0.35	0.12	2.82
Notes: CV = coefficient or variation; SD = standard deviation.

14.2.2.5	Variography

Experimental variograms were constructed for the Kailey, Main, and No. 9 domains using the capped gold composite intervals. Nugget sills were estimated from downhole variograms at a 2 m lag spacing. Pairwise variograms were interpreted as they showed the most coherent structure.

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Variograms for all three domains were modelled and appear reasonable. Variograms for the composites outside of the three domains (the Outside domain) showed poor structure. Variogram parameters are shown in Table 14-29, and an example is shown in Figure 14-29.

Table 14-29: Variogram Parameters for the Kailey Deposit

Zone	Axis	Nugget (C0)	Sill 1 (C1)	Range 1 (R1) (m)	Sill 2 (C2)	Range 2 (R2) (m)	Dip	Dip Azimuth	Pitch
Kailey	Major	0.15	0.25	20	0.2	80	85	170	90
	Semi-major			20		80
	Minor			5		10
Main	Major	0.25	0.17	30	0.2	90	90	162	117
	Semi-major			25		70
	Minor			5		10
No. 9	Major	0.20	0.30	30	0.25	90	90	155	128
	Semi-major			30		90
	Minor			5		10

Figure 14-29: Example Variogram for the Major Axis of the Kailey Domains

Total Sill: 0.6
Pair-wise Relative Statistics (0.7182)
Distance
0.0
0.2
0.4
0.6
0.8
1.0
1.2
0
50
100
150
200
250
300
350

14.2.2.6	Block Modelling

The block model definition is presented in Table 14-30. The upper limit was defined by the surface topography. The parent block size was based primarily on drill hole spacing, envisaged SMU, and geometry of the deposit. The block model was sub-blocked using the domain wireframes. A volume check of the block model versus the mineralization envelope revealed a good representation of the volume of the solid. Figure 14-30 shows a plan view of the Kailey block model location.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Table 14-30: Kailey Deposit Block Model Attributes

Item	X	Y	Z
Origin Coordinates (m)	502,675.00	5,504,450.00	385
Block Extents (m)	1,200	890	690
Number of Parent Blocks	120	178	138
Parent Block Size (m)	10	5	5
Sub-Block Size (m)	2.5	1	1.25
Rotation		18° counter-clockwise

Figure 14-30: Plan View of Kailey Block Model, Wireframes, and Drill Traces

Source: Equinox 2026.

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14.2.2.7	Bulk Density Data

Bulk density data were stored in a Microsoft Excel spreadsheet containing bulk density readings by lithology and deposit. In total, 91 measurements were taken using the Archimedes method of measuring the weight of the core sampling in water and in air. Table 14-31 presents the bulk density data available for the Kailey deposit.

Table 14-31: Statistical Summary of Bulk Density Data for the Kailey Deposit

Deposit	Lithology	No. of Measurements	Mean Density (g/cm3)	SD Density (g/cm3)
Kailey	Arkose	15	2.72	0.10
	Greywacke	55	2.75	0.13
	Iron Formation	4	3.46	0.31
	Gabbro	17	2.82	0.14

Note: SD = standard deviation.

The bulk density values described above were coded into the block model using the lithology model developed in Leapfrog GEO by GGM. Overburden was assumed to be 2.0 g/cm3.

14.2.2.8	Search Ellipsoids

Dynamic anisotropy was used to locally adjust the search-ellipse orientations according to the local dip and dip direction of the vein wireframe. A surface was built using the midpoints of the vein and was used as an input to determine the rotation angles of the search ellipse.

The search-ellipse configurations were defined using variography and drill spacing as a guide, combined with the geometry of the deposit. A four-pass estimation procedure was used for the interpolation. For all passes, the maximum number of samples per drillhole was set to control the number of drillholes in the interpolation.

•	For Pass 1, between 7 and 16 samples, and a maximum of 3 samples per drill hole was applied. This ensured that a minimum of 3 drill holes was required to estimate blocks in the first pass.

•	For Pass 2, between 4 and 16 samples, and a maximum of 3 samples per drill hole was applied. This ensured that a minimum of 2 drill holes was required to estimate blocks in the second pass.

•	For Pass 3, between 3 and 16 samples, and a maximum of 3 samples per was applied. This ensured that a minimum of 1 drill holes was required to estimate blocks in the third pass.

•	For Pass 4, between 1 and 16 samples, and a maximum of 3 samples per drillhole was applied. This pass was designed to ensure all blocks were filled.

In regard to sequencing, Pass 1 took precedence over Pass 2, Pass 2 took precedence over Pass 3, and Pass 3 took precedence over Pass 4. No high-grade restraining was used at Kailey. The search parameters adopted for grade interpolation are summarized in Table 14-32.

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Table 14-32: Summary of Search Parameters — Kailey Deposit

Domain	Pass	X (m)	Y (m)	Z (m)	Min. Samples	Max. Samples	Max. Samples/DH	High-Grade Restraining
								X (m)	Y (m	Z (m)	Threshold (g/t)
Main	1	60	45	15	7	16	3	None Applied
	2	80	60	25	4	16	3
	3	100	75	35	3	16	3
	4	150	150	50	1	16	3
Kailey, No. 9, and Outside	1	60	60	15	7	16	3
	2	80	80	25	4	16	3
	3	100	100	35	3	16	3
	4	150	150	50	1	16	3

14.2.2.9	Grade Interpolation

OK was the preferred method of estimation for the Kailey, No. 9, and Main domains. Variograms showed good structure and were readily interpretable. All blocks outside of these three domains were estimated using ID2. Estimated blocks are shown in Figure 14-31.

Figure 14-31: Kailey Gold Grade Distribution (in g/t) in Resource Block Model, Looking North; Underground Development Shown in Grey

Source: Equinox 2026.

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14.2.2.10	Determination of Mineral Resources

The resource block model was examined for open pit economic potential at various cut-off grades. To do this, the block model was analyzed using Deswik software pseudoflow algorithm to define a series of potentially economic open pit shells. All Indicated and Inferred blocks were considered during pit optimization. The parameters used during the pit optimization process are similar to the Key Lake deposit and are shown in Table 14-21, and the selected pit shell is shown in Figure 14-32. No current underground Mineral Resources have been estimated for the Kailey deposit.

Figure 14-32: Section View of the Kailey Deposit Pit Optimization ($2,300 Pit Shell), Looking North

Source: Equinox 2026.

14.2.2.11	Underground Voids

There has been significant past production at the Kailey deposit, formerly known as the Little Long Lac Mine, which produced 1.78 Mt at an average grade of 10.6 g/t Au for 607 koz over an 18-year mine life. GGM supplied an underground void model for the shaft, underground drifts, and a 3D wireframe representing the mined main vein. These were incorporated into the block model and were assigned a density of zero.

The workings extend to a depth of 1,200 m; the mine operated between 1934 and 1952. Figure 14-33 shows the underground workings in relation to the three modelled domains.

14.2.2.12	Resource Categorization

The Kailey block model was classified based largely upon estimation pass and distance to nearest composites. The resource categories are shown in Figure 14-33. There are no Measured Mineral Resources for the Kailey deposit, with the relatively wide drill spacing being the limiting factor.

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The Indicated Mineral Resource category was assigned to coherent portions of the deposit estimated in Pass 1 and Pass 2, with a distance to closest composite less than 40 m.

The Inferred Mineral Resource category was assigned to blocks estimated in Pass 1 and Pass 2, with a distance-to-closest-composite greater than 40 m, and blocks estimated in Pass 3. In addition, all blocks outside the three principal domains and below the pit optimization were unclassified.

All blocks in Pass 4 were unclassified.

Figure 14-33: Section View of the Kailey Deposit Mineral Resource Classification, Looking North

Source: Equinox 2026.

14.2.2.13	Mineral Resource Statement

The Mineral Resources are summarized in Table 14-34 at a cut-off grade of 0.18 g/t Au for the open pit category within an optimized pit shell created using the cost and mining assumptions summarized in Table 14-33. The cut-off grades adopted offer the deposit reasonable prospects for eventual economic extraction-

Table 14-33: Economic Parameters used in the Open Pit Analysis for Kailey Deposit

Parameter	Unit	Value
Gold Price	$/oz	2,300
Exchange Rate	USD/CAD	1.00:1.33
Royalty Rate	%	3.0
Mining Cost	$/t	3.41
Incremental Bench Cost	$/10m Bench	0.03
Processing Cost	$/t	12.20
Process Sustaining Capital Cost	$/t	1.20
Incremental Ore Haulage Cost	$/t	1.31
G&A Cost	$/t	6.81
Refining and Transportation Cost	$/oz rec.	3.29
Total Ore Based Cost	$/t	27.17
Cut-Off Grade	g/t Au	0.18
Average Metallurgical Recovery	%	90.0
Mining Dilution & Loss	%	20
Notes: 1. The calculated cut-off is around 0.15 g/t; however, GGM is using an elevated cut-off of 0.18 g/t, the same used for other satellite deposits.

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The estimated Mineral Resources conform to the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves, as required by NI 43-101—Standards of Disclosure for Mineral Projects.

Table 14-34: Summary of Kailey Open Pit Mineral Resource – Effective Date December 31, 2025

Mineral Resource Category	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)
Measured (M)	-	-	-
Indicated (I)	12,038	0.60	231
Subtotal M + I	12,038	0.60	231
Inferred	7,758	0.55	138

Notes:

1.     CIM (2014) definitions and 2019 CIM Best Practice Guidelines were followed for the Mineral Resource estimate.

2.     The effective date of the Mineral Resource was adjusted to December 31, 2025

3.     Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability.

4.     No Mineral Reserves are published at Kailey.

5.     Mineral Resources are quoted at a minimum recovered gold cut-off grade of 0.18 g/t and is constrained within a pit shell.

6.     The cut-off grade and pit shell are based on a gold price of $2,300/oz, a USD:CAD exchange rate of 1.33, average mining costs of $3.41/t, processing costs of $12.20/t, incremental ore haulage costs of $1.31/t, refining and transportation costs of $3.29/oz of Au recovered, and G&A costs of $6.81/t.

7.     The average metallurgical recovery is 90% and a royalty rate of 3.0% are assumed.

8.     No underground Mineral Resources are quoted.

9.     Numbers may not add due to rounding.

Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Kailey Mineral Resource estimates.

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14.2.2.14	Qualified Person’s Commentary

The current Mineral Resource estimate for the Kailey deposit is based on the same resource model as the 2020 Mineral Resource estimate, with no new drilling completed and geological and mineralization interpretations unchanged. Pit shells were rerun at a gold price of $2,300/oz to be consistent with optimization parameters used for the updated Greenstone Mine Mineral Resource estimate. The QP has reviewed and accepted the data, estimation methodologies, and parameters used for the 2020 Mineral Resource estimate as the basis for the current Mineral Resource estimate.

14.2.3	Brookbank Deposit

The Brookbank deposit is located approximately 77 km west of the Hardrock deposit and is a greenfield deposit that has not been subject to any mine development or production in the past. In addition to the Brookbank Main deposit, there are two smaller targets named Foxear and Cherbourg, which form part of the same mineralized system along strike.

14.2.3.1	Drill Hole Database

The Brookbank deposit (Main Zone) has been tested by diamond drilling over a strike length of 1,150 m and down to a vertical depth of 1,100 m. The Brookbank drill hole database includes 688 drill holes totalling 187,901 m, of which 592 drill holes and 152,750 m were drilled within the Brookbank, as well as the Foxear and Cherbourg targets.

The drill holes are on a grid varying from 25 m (close to surface) to 200 m at depth. The main components of the database are the collar, survey, assay, and lithology tables.

14.2.3.2	Topography

Greenstone Mine supplied a topography to GMS in the form of a wireframe with a spatial resolution of 10 m. The topography matched well with the drill hole collars, with no major discrepancies identified.

14.2.3.3	Geological Modelling Approach

The Brookbank deposit and the Cherbourg and Foxear targets (Figure 14-34) occur at three different localities within the 6.5 km long Brookbank shear zone. Gold mineralization occurs at or near the contacts between mafic volcanics and metasediments. The deposits have both structural and lithological controls; however, a second-order, subvertical plunge and continuity of mineralization is also apparent within the shear zone. Gold mineralization occurs within multiple quartz–carbonate stringers, veinlets, or stockworks that give rise to broad zones of mineralization varying in width from 1 m to 2 m at a depth of about 700 m to 20 to 50 m wide at or close to surface.

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Figure 14-34: Mineralization Domains of the Brookbank Deposits, Looking Northwest

Source: Equinox 2026.

The Brookbank Main deposit has been modelled as two discrete, continuous zones named the footwall (FW) and hanging wall (HW) veins (Figure 14-35). A minimum true width of 1.5 m and a 2 g/t Au lower cut-off was applied during modelling. In addition, the wider, altered shear zone has been modelled, alongside the footwall conglomerate and hanging wall metavolcanics lithologies. No overburden surface was modelled, as the overburden is generally thin across the deposit (<2 m thick).

The Noranda-era drilling (1940s, N-Series holes) were used in the interpretation, but excluded from the estimation as their collar locations could not be validated with sufficient confidence. In addition, numerous wedge holes have been drilled at Brookbank (often for metallurgical sampling), and those with no assays were excluded from the current resource estimation.

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Figure 14-35: Typical Section (Looking East, at 439775 E) Showing the Footwall, Hanging Wall, and Alteration Zone Domains

Source: Equinox 2026.

14.2.3.4	Assay Capping and Compositing

Grade capping levels were determined using probability plots of the various domains and applied to the assay intervals. Decile analysis was also undertaken as a check to ensure that no more than 10% of the metal is contained in the last percentile. Length-weighted assay statistics and capping levels are shown in Table 14-35. An example of the probability plot for the FW vein domain is shown in Figure 14-36.

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Table 14-35: Length-Weighted Assays Statistics Showing Grade Capping Levels and Metal Loss Factors

Domain	No. of Assays	Max. (g/t Au)	Uncut Mean (g/t Au)	High-Grade Capping	Cut Mean (g/t Au)	No. Samples Cut	% Samples Capped	% Loss Metal Factor
FW	1,261	218.3	6.86	70	6.58	5	0.40	4.0
HW	563	141.7	4.04	40	3.77	5	0.89	6.5
Alteration	4,426	67.9	0.36	10	0.34	9	0.20	4.7
Conglomerate	2,690	42.8	0.16	10	0.14	9	0.33	6.9
Metavolcanic	15,949	54.5	0.11	20	0.10	8	0.05	4.3
Cherbourg Main	122	32.6	3.54	20	3.14	3	2.46	11.2
Cherbourg FW	7	19.4	7.37	None	7.37	0	0.00	0.0
Foxear	104	13.6	2.65	None	2.65	0	0.00	0.0
Total	25,122							4.7
Notes: % metal loss factors calculated from length multiplied by grade and does not consider the spatial location of the outliers. FW = footwall; HW = hanging wall.

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Figure 14-36: Example of a Probability Plot for the FW Vein

Count = 1228
Min = 0.002
Max = 218.263
Mean = 7.168
Median = 3.086
CV = NA
70 g/t Au
100
10
1
0.1
0.01
Au ppm Concentrate (%)
1
5
10
20
30
40
50
60
70
80
90
95
99
99.9
Normal Distribution scale

Core sampling was undertaken at 1.0 m intervals and were broken down on visual lithological and alteration contacts. Considering this, GMS has applied a 1 m compositing run-length split by domain, with any residuals less than 0.5 m added to the last composite. A minimum coverage of 50% was required to create a composite. Missing intervals were replaced with a grade of 0.001 g/t Au.

Length-weighted composite statistics of drilling used in the estimation are shown in Table 14-36.

Table 14-36: Length-Weighted Composite Statistics of Capped Gold Grades by Domain

Domain	No. of 1 m Comps.	Min. (g/t Au)	Max. (g/t Au)	Mean (g/t Au)	Median (g/t Au)	SD	Variance	CV
FW	1,098	0.001	68.71	6.79	3.55	9.61	92.40	1.42
HW	538	0.001	40.00	3.83	2.06	5.32	28.28	1.39
Alteration	5,133	0.001	9.60	0.30	0.07	0.67	0.45	2.22
Conglomerate	17,427	0.001	9.30	0.02	0.00	0.24	0.06	9.69
Metavolcanic	133,187	0.001	20.00	0.01	0.00	0.19	0.04	14.73
Cherbourg Main	102	0.001	20.00	2.81	1.06	4.32	18.66	1.54
Cherbourg FW	6	2.66	19.37	7.37	5.61	6.32	39.94	0.86
Foxear	97	0.001	13.63	2.43	2.19	2.16	4.65	0.89
Notes: FW = footwall; HW = hanging wall; SD = standard deviation; CV = coefficient of variation.

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14.2.3.5	Variography

Experimental variograms were constructed for the two principal veins (FW and HW) and for the alteration zones using the capped gold composite intervals. Nugget sills were estimated from downhole variograms at a 1 m lag spacing. Pairwise variograms were interpreted, as they showed the most coherent structure.

GMS was able to interpret variograms for the FW and HW veins, and the alteration zone. The conglomerate and metavolcanics domains did not yield reliable variograms, and there were insufficient data to model variograms for the Cherbourg and Foxear deposits. Variogram parameters are shown in Table 14-37.

Table 14-37: Variogram Parameters for the Brookbank Deposit

Zone	Axis	Nugget (C0)	Sill 1 (C1)	Range 1 (R1)	Sill 2 (C2)	Range 2 (R2)	Dip	Dip Azimuth	Pitch
FW	Major	0.2	0.42	13	0.49	70	82	160	98
	Semi-Major			13		60
	Minor			4		8
HW	Major	0.3	0.42	7	0.4	40	82	160	98
	Semi-Major			7		40
	Minor			4		8
Alteration	Major	0.25	0.63	25	0.2	100	82	160	109
	Semi-Major			30		90
	Minor			4		8
Notes: FW = footwall; HW = hanging wall.

14.2.3.6	Block Modelling

The block model definition is presented in Table 14-38. The upper limit was defined by the surface topography. The parent block size was based primarily on drill hole spacing, envisaged selective mining unit, and geometry of the deposit. The block model was sub-blocked using the domain wireframes. A volume check of the block model versus the mineralization envelope revealed a good representation of the volume of the solid. Figure 14-37 shows a plan view of the Brookbank block model location.

Table 14-38: Brookbank Main Deposit Block Model Attributes

Item	X	Y	Z
Origin Coordinates (m)	439,160.00	5,506,730.00	450
Block Extents (m)	1,480	678	1,600
Number of Parent Blocks	148	226	160
Parent Block Size (m)	10	3	10
Sub-Block Size (m)	2.5	1	2.5
Rotation		20° counter-clockwise

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Figure 14-37: Plan View of Brookbank Block Model, Wireframes, and Drill Traces

Source: Equinox 2026

14.2.3.7	Bulk Density Data

Bulk density data were supplied by GGM in the form of a Microsoft Excel spreadsheet containing bulk-density readings by lithology and deposit. In total, 196 measurements were taken using the Archimedes method of measuring the weight of the core sampling in water and in air. Table 14-39 presents the bulk density data available for the Brookbank deposit.

Table 14-39: Statistical Summary of Bulk Density Data for the Brookbank Deposit

Lithology	No. of Meas.	Mean Bulk Density (g/cm3)	SD Bulk Density (g/cm3)
Basalt	18	2.83	0.086
Conglomerate	6	2.83	0.047
Gabbro	3	2.79	0.067
Greywacke	3	2.73	0.070
Tuff	3	2.78	0.038
Note: SD = standard deviation.

As the key lithologies at Brookbank are basalt and conglomerate, GMS applied a consistent bulk density of 2.83 g/cm3 for all rock types. No significant overburden is present at Brookbank, and none is incorporated into the block model at this time.

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14.2.3.8	Search Ellipsoids and High-Grade Restraining

Due to the undulating nature of the veins, GMS decided to use dynamic anisotropy to locally adjust the search-ellipse orientations according to the local dip and dip direction of the vein wireframe. A surface was built using the midpoints of the vein and was used as an input to determine the rotation angles of the search ellipse.

The search-ellipse configurations were defined using variography and drill spacing as a guide, combined with the geometry of the deposit. A three-pass estimation procedure was used for the interpolation. For all passes, the maximum number of samples per drillhole was set to control the number of drillholes in the interpolation.

•	For Pass 1, between 7 and 16 samples, and a maximum of 3 samples per drill hole was applied. This ensured that a minimum of 3 drill holes was required to estimate blocks in the first pass.

•	For Pass 2, between 4 and 16 samples, and a maximum of 3 samples per drill hole was applied. This ensured that a minimum of 2 drill holes was required to estimate blocks in the second pass.

•	For Pass 3, between 2 and 16 samples, and a maximum of 3 samples per drill hole was applied. This ensured that a minimum of 1 drill hole was required to estimate blocks in the third pass.

•	Pass 1 took precedence over Pass 2, and Pass 2 took precedence over Pass 3.

In order to control the influence of isolated high-grade composites during grade estimation, GMS applied high-grade restraining (high-grade restraint or transition). This method involves applying a second, smaller internal search ellipse to restrict the influence of high-grade composites above a user-defined threshold. Thresholds were chosen from probability plots of the gold composites for each domain.

The search parameters adopted for grade interpolation are summarized in Table 14-40.

Table 14-40: Summary of Search Parameters—Brookbank Deposit

Domain	Pass	X (m)	Y (m)	Z (m)	Min. Samples	Max. Samples	Max. Samples/DH	High-Grade Restraining
								X (m)	Y (m)	Z (m)	Threshold (g/t Au)
FW	1	60	45	15	7	16	3	None Applied
	2	80	60	20	4	16	3	20	15	5	40
	3	100	75	30	2	16	3	20	15	5	20
HW	1	60	45	15	7	16	3	None Applied
	2	80	60	20	4	16	3	20	15	5	20
	3	100	75	30	2	16	3	20	15	5	10
Alteration	1	60	45	15	7	16	3	None Applied
	2	80	60	20	4	16	3	20	15	5	5
	3	100	75	30	2	16	3	20	15	5	5
Conglomerate	1	100	75	30	2	16	3	20	15	5	5
Metavolcanics	1	100	75	30	2	16	3	20	15	5	7.5
Notes: DH = drill hole; FW = footwall; HW = hanging wall.

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14.2.3.9	Grade Interpolation

OK was the preferred method of estimating for the FW and alteration domains. Variograms in these domains showed clear structure, and grade smearing was controlled in later estimation passes by using high-grade restraining. Figure 14-38 presents the gold distribution of the FW domain.

ID2 was used for the HW domain, and the conglomerate and metavolcanics domains. ID2 is the preferred estimator in these domains due to the lack of interpretable variograms, and the observed reduced grade smearing when compared to OK.

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Figure 14-38: Brookbank Gold-Grade Distribution (in g/t), Looking North

Source: Equinox 2026.

14.2.3.10	Block Model Validation

The block model was validated by visual inspection in plan and section to ensure that block-grade estimates reflect the grades seen in intersecting drill holes. In addition, global statistical comparisons were made comparing declustered composites and block grades (Table 14-41), and local validations such as swath plots were used to ensure grade smearing was reduced to a minimum (Figure 14-39).

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Table 14-41: Global Statistical Comparison between Blocks and Declustered Composites for all Estimation Passes at Brookbank

Domain	Composites			Blocks		Difference Mean (%)
	No. Comps.	Mean (g/t)	Mean Declustered (g/t)	No. Blocks	Mean (g/t)
FW	1,097	6.71	4.50	187,477	4.74	5.3
HW	538	3.82	3.76	85,765	3.52	−6.4
Alteration	5,133	0.30	0.32	670,392	0.33	3.1

Notes: FW = footwall; HW = hanging wall.

Figure 14-39: Swath Plot Comparing Block Gold Grades (Blue) with Capped Composite Gold Grades (Red Dotted) for the FW Domain, by Easting

GMS found that the global mean grade was comparable to the declustered composites for each domain and fell within the ±10% acceptable range for this style of deposit. Swath plots showed good local reproduction of composite grades, with block grade slightly conservative within the central portion of the footwall domain. The conglomerate and metavolcanics domains were not validated as they will remain unclassified in the Mineral Resource estimate.

14.2.3.11	Determination of Mineral Resources (Open Pit Shell vs. Underground)—All Deposits

The resource block model was examined for open pit and underground economic potential at various cut-off grades. To do this, the block model was analyzed using the pseudoflow algorithm within Deswik software, to define a series of potentially economic open pit shells. All Indicated and Inferred blocks were considered during pit optimization.

In order to run the pseudoflow economic pit optimization, GGM adopted certain economic parameters, such as operating costs, commodity prices, and foreign exchange rates. The metallurgical recovery for Brookbank was derived from Blakely and Moreton (2009), a technical report completed by Scott Wilson RPA Inc, where test work indicated recoveries between 93.8% and 96.5% and GGM used a 92% recovery during pit optimization. For Kailey and Key Lake, no metallurgical data were available; therefore, a 90% metallurgical recovery was assumed. All other parameters were assumed from prior experience with the Hardrock deposit. In addition, GGM assumed that millfeed from these three deposits would be treated at the Hardrock plant; therefore, an incremental haulage charge was applied per kilometre. Table 14-42 and Table 14-43 show the various parameters and assumptions used in the open pit and underground analysis as well as the gold cut-off grades used for reporting the Mineral Resource estimate. The 2025 underground Mineral Resource was constrained by Deswik Stope Optimizer (DSO) shapes, optimized using the cut-off grade determined using these parameters.

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Table 14-42: Economic Parameters used in the Open Pit Analysis

Parameter	Unit	Value
Gold Price	$/oz	2,300
Exchange Rate	USD/CAD	1.00:1.33
Royalty Rate	%	3.0
Mining Cost	$/t	3.41
Incremental Bench Cost	$/10m Bench	0.03
Processing Cost	$/t	12.20
Process Sustaining Capital Cost	$/t	1.2
Incremental Ore Haulage Cost	$/t	13.77
G&A Cost	$/t	6.81
Refining and Transportation Cost	$/oz rec.	3.29
Total Ore Based Cost	$/t	39.63
Cut-Off Grade	g/t Au	0.18
Average Metallurgical Recovery	%	92.0
Mining Dilution & Loss	%	20.0

Note: G&A = general and administrative.

Table 14-43: Economic Parameters used in the Underground Analysis

Input Parameter	Unit	Value
Gold Price	$/oz	2,300
Exchange Rate	USD/CAD	1.00:1.33
Royalty Rate	%	3.0
Mining Costs	$/t	65.0
Refining and Transportation Cost	$/oz rec.	3.29
Processing Costs	$/t	12.20
Process Sustaining Capital Cost	$/t	1.2
G&A Cost	$/t	6.81
Incremental Ore Haulage Cost	$/t	13.77
Cut-Off Grade	g/t Au	1.31
Average Metallurgical Recovery	%	96.0

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After completing the pit optimization, the results were reimported back into Leapfrog where the block model was flagged for the material in the economic pit-shell and the material inside the optimized stopes was flagged as potential underground material. The resulting pit is shown in Figure 14-40.

14.2.3.12	Resource Categorization

GMS classified resource blocks in the block model based largely upon the drilling density and the passes criteria, while also accounting for variography results and deposit geometry. The Mineral Resource categories are shown on Figure 14-40. At this stage, there are no Measured Mineral Resources for the Brookbank property.

The Indicated Mineral Resource category was assigned to coherent portions of the deposit covered by 40 x 40 m drill spacing, and estimated predominantly in Pass 1, including islands of Pass 2 encompassed within. Good visual evidence of adequate sample and drill hole coverage was also considered.

The Inferred Mineral Resource category was assigned to areas outside of the 40 m x 40 m drill spacing, and blocks estimated predominantly in Passes 2 and 3. These areas have limited drillhole information and often include extrapolation of grades towards the boundaries of the wireframe.

The conglomerate and metavolcanics domains were not classified as Mineral Resources as they contained insignificant tonnage.

The Foxear and Cherbourg targets were deemed too small to meet the requirements for Reasonable Prospects for Eventual Economic Extraction; however, they do represent good near-term targets for expansion drilling.

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Figure 14-40: Section View of the Brookbank Mineral Resource Classification, Looking North

Source: Equinox 2026.

14.2.3.13	Mineral Resource Statement

The Mineral Resources are summarized in Table 14-44 at cut-off grades of 0.18 g/t Au for open pit resources and within optimized stope shapes with a cut-off of 1.31 g/t Au for underground resources. The cut-off grades developed using the assumptions summarized in Table 14-42 and Table 14-43 demonstrate that the deposit has reasonable prospects for eventual economic extraction.

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The estimated Mineral Resources have been classified using CIM (2014) definitions.

Table 14-44: Summary of the Brookbank Mineral Resource – Effective Date December 31, 2025

Deposit	Category	Mineral Resource Category	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)
Brookbank Property	Open Pit (0.18 g/t Au Cut-off)	Measured (M)	-	-	-
		Indicated (I)	7,190	1.88	434
		Subtotal M + I	7,190	1.88	434
		Inferred	152	0.69	3
	Underground (In Stope Optimized Shapes with a 1.31 g/t Au Cut-off)	Measured (M)	-	-	-
		Indicated (I)	1,856	4.67	279
		Subtotal M + I	1,856	4.67	279
		Inferred	1,339	2.55	110

Notes:

1.       CIM (2014) definitions and 2019 CIM Best Practice Guidelines were followed for the Mineral Resource estimate.

2.       The effective date of the Mineral Resource was adjusted to December 31, 2025

3.       Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability.

4.       There are no Mineral Reserves at Brookbank.

5.       Open pit Mineral Resources are reported at a minimum recovered gold cut-off grade of 0.18 g/t.

6.       Open pit Mineral Resources are constrained within an optimized pit shell using a gold price of $2,300/oz, a USD:CAD exchange rate of 1.33, average mining costs of $3.41/t, processing costs of $12,20/t, incremental ore haulage costs of $13.77/t, refining and transportation costs of 3.29/oz of Au recovered, and G&A costs of $6.81/t.

7.       Underground mineral resources are reported within mineable stopes based on a conceptual mining method at a cut-off grade of 1.31g/t.

8.       A long-term gold price of US$2,300/oz Au, average mining costs of $65.00/t, processing costs of $12.20/t, a cost of $13.77/t for incremental ore haulage and refining and transportation costs of $3.29/oz of Au recovered were used to determine the underground cut-off grade.

9.       An average metallurgical recovery of 92% for open pit mining, 96% for underground mining, and a royalty rate of 3.0% are assumed.

10.    Numbers may not add due to rounding.

Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Brookbank Mineral Resource estimates.

14.2.3.14	Qualified Person’s Commentary

The Mineral Resource estimate for the Brookbank deposit is based on the same resource model as the 2020 Mineral Resource estimate, with no new drilling completed and geological and mineralization interpretations unchanged. Pit shells were rerun at a gold price of $2,300/oz to be consistent with optimization parameters used for the updated Greenstone Mine Mineral Resource estimate. The QP has reviewed and accepted the data, estimation methodologies, and parameters used for the 2020 Mineral Resource estimate as the basis for the current Mineral Resource estimate.

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15.0	Mineral Reserve Estimates

The Mineral Reserve estimates for the Greenstone open pit mine are estimated at 179.3 Mt at an average grade of 0.93 g/t Au for 5.3 Moz of contained gold, as summarized in Table 15-1.

The Mineral Reserves are based on Measured and Indicated Mineral Resources and do not include any Inferred Mineral Resources. The Inferred Mineral Resources contained within the mine design are classified as waste.

The Mineral Reserves include ex-pit ore fed directly to the plant and ore reclaimed from existing or future stockpiles.

Table 15-1: Greenstone Mine Mineral Reserve Statement – Effective Date December 31, 2025

Category	Diluted Ore Tonnage (Mt)	Gold Grade (g/t)	Contained Gold (000 oz)
Proven	6.9	0.75	164
Probable	172.5	0.93	5,169
Total Proven and Probable	179.3	0.93	5,334

Notes:

1.     CIM (2014) definitions and 2019 CIM Best Practice Guidelines were followed for the Mineral Reserve estimate.

2.     The effective date of the estimate is December 31, 2025.

3.     Metallurgical recovery is estimated using a multivariant regression equation to predict leach residue grade.

4.     Mineral Reserves are estimated based on a mine plan using a minimum recovered gold cut-off grade of 0.20 g/t Au.

5.     Mineral Reserves are estimated using a long-term gold price of $2,100/oz and a USD:CAD exchange rate of 1.33, average processing costs of $12.2/t of ore, G&A of $6.2/t of ore, and mining costs of $2.74/t mined.

6.     Mining dilution is modelled by regularization and applying a 3% factor to the grades.

7.     Reserves include 11 Mt at 0.51 g/t Au of previously stockpiled ore.

8.     Numbers may not add due to rounding.

15.1	Mineral Resource Block Model

The Mineral Resource with block size of 5 m (X) by 5 m (Y) by 5 m (Z) with 1 m subcells was generated by Equinox with an effective date of December 31, 2025.

The block model consists of blocks with attributes for intact rock mass, overburden, organics, historical tailings, historical underground openings, and backfill. The historical underground openings have been modelled and depleted in the block model, with backfill densities assigned for stopes and underground development. Some historical tailings overlay the pit footprint and have been modelled to allow for their tracking and management in the mine plan.

15.2	Pit Optimization

Open pit optimization was conducted to determine the optimal economic shape of the open pit to guide the pit design process. This task was undertaken using Deswik software, which is based on the Pseudoflow algorithm. The method uses the profit of each block to define a pit outline that has the highest possible total economic value, subject to the required geotechnical pit slopes defined as structure arcs in the software.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

For the estimation of Mineral Reserves, only Measured and Indicated Mineral Resource blocks were considered for optimization purposes.

15.2.1	Mining Dilution and Ore Loss

A mining dilution and ore loss assessment was performed by regularizing the Mineral Resource sub-blocked model to 5 m x 5 m x 10 m (XYZ) to produce a mining model. The regularized block model was then compared against the mill reconciliation data for 10 months to ensure that the mining dilution and ore loss appropriately represented operational practices. A 3% adjustment was made to the gold grade to align the mining model more closely with the actual results from the processing plant, including material from stockpiles, and account for expected dilution reduction improvements.

The reconciliation of the mining model used for the Mineral Resource estimate against the plant adjusted with stockpiles over the January to October 2025 period is presented in Table 15-2.

Table 15-2: Reconciliation Mining Model versus Plant Actuals (January – October 2025)

	Mining Block Model	Plant Adjusted with Stockpiles	Variance
Tonnes (Mt)	9.9	10.1	-2%
Gold grade (g/t)	0.89	0.86	+4%
Ounces (koz)	283	278	+2%

15.2.2	Pit Optimization Parameters

A summary of the pit optimization parameters is presented in Table 15-3 for a milling rate of 27 kt/d based on a long-term gold price of $2,100/oz and a USD:CAD exchange rate of 1.33.

Table 15-3: Greenstone Pit Optimization Parameters

Description	Unit	Value
Nominal Milling Rate	t/d	27,000
Plant Throughput	kt/a	9,855
Exchange Rate	USD:CAD	1.33
Gold Price	$/oz	2,100
Transport and Refining Cost	$/oz	3.24
Royalty and Simulated Other Agreements	%	3.0
Metallurgical Recovery Equation	%	Equation
Average Metallurgical Recovery	%	86.4%
Processing Cost (fixed and variable)	$/t milled	12.20
Processing Cost (variable only)	$/t milled	9.21
G&A	$/t milled	6.81
Rehabilitation	$/t milled	0.11
Sustaining Capital	$/t milled	5.61

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Description	Unit	Value
Reference Mining Cost (350 bench)	$/t mined	2.37
Incremental Bench Cost	$/10 m bench	0.02
Ore incremental mining cost	$/t milled	0.68
Rehandle costs	$/t milled	0.58
Average Overall Slope Angle in Fresh Rock	°	55
Average Overall Slope Angle in Overburden	°	20
Note: G&A = general and administrative.

The metallurgical recovery equation used for mine planning and cut-off grade determination are presented below:

For Arsenic <= 550 ppm:

Au tails = 0.030 + (0.0258 x Au) + (1.155 x As/10000) + (0.0473 x S)

For Arsenic > 550 ppm:

Au tails = 0.0889 + (0.0199 x Au) + (0.56 x As/10000) + (0.015 x S)

Metallurgical recovery = 1 – (Au tails / Au)

Au tails = gold tails grade in g/t

Au = diluted gold grade in g/t

S = diluted sulphur grade in %

As = diluted Arsenic grade in ppm

A physical hard boundary was imposed in the optimization process to prevent the pit from encroaching into the nearby lake and Highway 11 (Figure 15-1). The hard boundary models a 30 m buffer zone between the pit and the lake high water limit, a 300 m offset from major site infrastructure, and 500 m offset from the highway.

The overall slope angles utilized in Deswik are based on the inter-ramp angles recommended in Golder (2016), as presented in Section 16.0, with provisions for ramps and geotechnical berms. The overall slope angle in competent rock, including allowance for geotechnical benches, is approximately 61° based on a designed inter-ramp angle of 63.4°. The presence of ramps reduces (flattens) the overall slope angle further, ranging from 50° to 60°. The overall slope angle in overburden is 20°.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 15-1: Pit Limit Physical Boundary Constraint

N
W
E
S
TOP
Hwy 11
Hwy 11 500m Offset
PDA
Plant and
Infrastructure 300m
offset
Current Pit
500m
Y
Z
X

Source: Equinox 2026.

Notes: PDA Project Development Area

15.2.3	Cut-Off Grades

The cut-off grade (COG) calculations are presented below. The COG used for the optimization parameters is calculated at 0.40 g/t gold recovered. The marginal COG used in mine planning and to estimate Mineral Reserves was derived at 0.20 g/t gold recovered.

Pit Optimization recovered gold COG (g/t)=(Cp+Ca+Cr+Com+Csibc)/((P-Cs))

Where:

P is the gold price in $/oz

Cs is the cost of selling gold (refining and royalties) in $/oz

Cp is the total processing costs (fixed and variable) in $/t processed

Ca is General and Administration (G&A) cost in $/t processed

Cr is the cost of rehandle in $/t processed

Com is the difference between ore and waste mining cost in $/t processed

Csibc is the sustaining capital in $/t treated over LOM

Marginal recovered gold COG(g/t)=(Cp+Ca+Cr)/((P-Cs))

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Where:

P is the gold price in $/oz

Cs is the cost of selling gold (refining and royalties) in $/oz

Cp is the variable processing costs in $/t processed

Ca is General and Administration (G&A) cost x 30% in $/t processed

Cr is the cost of rehandling long term stockpiles in $/t processed

15.2.4	Open Pit Optimization Results

The Pseudoflow pit optimization results at a $2,100/oz gold price and various revenue factors (RF) are summarized in Table 15-4.

Table 15-4: Greenstone Mine Pit Optimization Results

Revenue Factor	Total Ore			Waste
	Tonnage (Mt)	Gold Grade (g/t)	Contained Gold (Moz)	Tonnage (Mt)
RF 1	150	0.96	4.6	589
RF 0.95	147	0.96	4.6	573
RF 0.90	139	0.98	4.4	547
RF 0.85	127	0.99	4.1	483
RF 0.80	122	1.00	3.9	464
RF 0.75	117	1.01	3.8	441
RF 0.70	109	1.02	3.6	408

The RF1 shell was selected for pit design.

15.3	Mine Design

15.3.1	Underground Voids

When designing the open pit, all attempts were made to avoid intersecting underground voids with the designed walls. A technical study will be conducted in 2026 to establish the most practical method for stabilizing the walls that intersect large voids from 2027.

Figure 15-2 illustrates the historical voids in relation to the ultimate pit design.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 15-2: 3D View Looking North of Final Open Pit (beige) with Historical Underground Voids (grey)

Source: Equinox 2026.

15.3.2	Ramp Design Criteria

The ramps and haul roads are designed for the largest equipment, which is a 250-tonne-class haul truck with a canopy width of 8.65 m, resulting in a double-lane ramp width of 35.0 m, and a single-lane ramp of 26.5 m. Single-lane ramps are introduced in the pit bottom when the benches start narrowing and when the mining rates will be significantly reduced. Ramp gradients are established at 10%.

15.3.3	Open Pit Mine Design Results

The final pit design is presented in Figure 15-3. The final pit is 2,300 m along strike, 1,000 m wide, and reaches a depth of 600 m from surface. The final pit design has two exits, one to the south and one to the west, to provide access to the pushbacks and to shorten haul distances to the crusher and waste dumps. The ramp system introduces switchbacks in several instances to avoid ramps passing through underground openings and to reduce the overall slope angle.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 15-3: Ultimate Pit Design

Source: Equinox 2026.

15.4	Factors Affecting Mineral Reserve Estimates

Several factors may influence the Mineral Reserve estimates, including the following:

•	Long-term assumptions for commodity prices, exchange rates, and consumables prices

•	Changes in Mineral Resource input parameters and their conversion to Mineral Reserves

•	Grade control reconciliation

•	Cut-off grade assumptions

•	Geotechnical changes

•	Metallurgical and mining recovery assumptions

•	Control of unplanned dilution

•	Mining method changes

•	Interaction between underground voids and the open pit

•	Changes to capital and operating cost estimates

•	Access to site and retention of mineral and surface rights

•	Ability to maintain environmental and regulatory permits, and social license to operate

15.5	Comments on Mineral Reserve Estimates

The Mineral Reserve is reported in accordance with the 2014 CIM Definition Standards. While current tailings and waste rock storage capacity is insufficient for the Mining Reserves, the QP considers that it is reasonable to expect the TSF and waste dump storage expansion permits to be approved in due course and the sustaining capital included in this Technical Report accounts for the expansion. There are no other known mining, metallurgical, infrastructure, permitting, or other relevant factors, beyond those discussed in this report, that would materially affect the estimation of Mineral Reserves.

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16.0	Mining Methods

The Greenstone Mine consists of a developing open pit that will mine through the historical underground workings of the MacLeod-Cockshutt and Hardrock Mines.

16.1	Mine Designs

16.1.1	Open Pit Phases

Mining of the pit will occur in five principal phases, as illustrated in Figure 16-1.

Figure 16-1: Mining Phases

Phase 4
Phase 2
Phase 1A
Phase 1B
Phase 3
Phase 5
N
500m

Source : Equinox 2026

The physical metrics of each phase are summarized in Table 16-1. The objective of pit phasing is to improve the economics either by feeding the highest grade during the earlier years or delaying waste stripping until later years.

Table 16-1: Pit Phase Design Summary

	Unit	Phase 1A	Phase 1B	Phase 2	Phase 3	Phase 4	Phase 5	Total Pit
Total Tonnage	Mt	25	53	218	278	230	102	906
Diluted Ore	Mt	6	16	43	44	35	24	167
Diluted Grade	g/t Au	0.81	1.07	1.02	0.97	1.00	0.75	0.96
Strip Ratio	wo	2.9	2.2	4.0	5.3	5.6	3.2	4.4

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

The phase designs use different geotechnical slope profiles for temporary pit walls. The temporary wall slope profile incorporates wider catch benches to allow for overbank hazard management on pit walls. Overbank hazard results from muck from one phase spilling down the slope of the previous pit phase and filling the catch benches, which can create a greater rockfall hazard for workers and equipment at the bottom of the previous pit phase. The temporary wall design allows the catch bench to be accessed to remove debris.

Mining in 2026 will concentrate on Phase 1A, 1B, and 2.

16.1.2	Mining Dilution

The mining dilution method used to convert the Resource model into a Reserve model is described in Section 15.0.

16.1.3	Pit Slope Geotechnical Assessment

The open pit will be developed in a rock mass rated “good” to “very good,” where rock mass failure is not a concern. Historical underground longwall mining within the ultimate limit of the pit has demonstrated the high quality of the rock mass. The locations of the underground workings and whether they are backfilled or remain as open voids are well understood.

Pit slope stability is governed by structural controls, the most significant being foliation control on the bench-face angle and the potential control of flat joint-sets on the bench-crest back-break angles. No major faults have been identified that will adversely daylight through the final pit walls. While there are localized differences in the orientations of the discontinuity (joint set) populations, they do not justify distinctly different slope designs. Double benching will have to be done with vertical pre-split drilling (no sub-grade drilling_; well controlled blasting practices are required.

The final pit was designed using a double benching configuration to a final height of 20 m. The final pit slope profile is based on Golder (2016) recommendations, as summarized in Table 16-2. The slope profile is based on vertical batter angles with a 10 m catch bench width for an inter-ramp angle of 63.4°. A 16 m geotechnical berm is introduced every 100 m, if the slope is not otherwise intersected by ramp segments, to reduce the vertical height.

Table 16-2: Pit Wall Geotechnical Design Criteria

Slope Parameters	Unit	Temporary Pit Walls with Overspill Management	Final Pit Walls
Final Bench Height	m	20.0	20.0
Bench Face Angle	°	90	90
Average Design Catch Bench Width	m	15.5	10.0
Inter-ramp Angle	°	52.2	63.4
Overall Slope Angle[1]	°	52.2	60.8
Geotechnical Benches	m	N/A2	16.0[3]

Notes:

1.     Overall slope angle calculation does not include ramps.

2.     Specific geotechnical catch berms are not required on temporary walls with overspill management as every bench is widened.

3.     Geotechnical catch berms will be 16.0 m at every 100 m for final walls.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

At the bedrock-overburden contact, the overburden slope is designed to 20°. The overburden slopes will comprise fluvial or glacial cohesionless or cohesive material of sufficient strength to maintain this slope angle. On the east side of the pit, the overburden thickness averages 15 m, with a maximum depth of 25 m. On the north side, the average depth is approximately 10 m, with a maximum of 30 m when including the historical MacLeod Mine tailings.

As Golder reported, the rock mass is assumed to have a very low permeability, and the rate of groundwater infilling of the historical underground workings is unknown. For slope-stability assessments, it has been assumed that the pit slopes will be partially saturated with draw-down cones similar to another open pit in the region.

16.1.4	Overburden and Waste Rock Storage

Waste rock will be disposed of in five distinct waste rock storage areas (WRSA or waste rock dumps), with four WRSAs (A, B, C and D) located outside of the pit and one in-pit dump accessible once Phase 5 is mined out. WRSA B will be repurposed and used for stockpiling low grade ore for periodic processing throughout the mine life. An expansion of WRSA D and a new waste rock dump (WRSA F) are currently being considered to provide additional storage capacity for the LOM, and both require additional permitting prior to use (refer to Section 20.2.2). An overburden stockpile is also located near the pit.

The open pit generates 739Mt of waste, which is primarily rock, and includes 2.3 Mt of historical tailings, 5 Mt of overburden, and 4 Mt of PAG material. Some waste rock is directed to the TMF for construction of the rockfill sections of the dam raises and the buttresses. The historical tailings are transported for disposal within the TMF.

The design criteria of each waste rock dump have been adjusted based on foundation stability assessments, which may include foundation preparation such as constructing shear keys to obtain the target downstream Factors of Safety for the presumed post-liquefaction condition. The waste rock dumps are typically built with 20 m high lifts to allow for wider catch benches to facilitate reclamation, and the lifts are sequentially built from the bottom up. Design criteria for the waste rock dumps are shown in Table 16-3. All waste dump storage capacities are shown in Table 16-4.

Table 16-3: Waste Rock Dump Design Criteria

Waste Rock Storage Area (Dump)	Average Catch Bench Width (m)	Slope Angle (°)	Overall Slope Angle (H:V)	Maximum Elevation (m)	Approximate Height (m)
A	13.5	37	2:1	430	100
C	13.5	37	2:1	440	110
D	13.5	37	2:1	440	110
F	13.5	37	2:1	440	110

Notes:

1.     H:V = horizontal to vertical.

2.     Shear key excavations are being constructed in local areas to stabilize the dumps where ground conditions are unfavourable.

3.     Expansion of WRSA D and the new WRSA F require permitting.

Shear key excavations are being constructed in local areas to stabilize the dumps where ground conditions are unfavourable.

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Table 16-4: Waste Rock Dump and TMF Storage Requirements

Waste Rock Storage Area (Dump)	Total Storage Capacity (Mt)	Remaining Storage Capacity[1] (Mt)
A	30	7
C	108	102
D Phase 1	267	246
D Expansion (Phase 2)	153	153
F	254	254
In-pit dump	41	41
TMF	39	39
Total	916	842
Notes: 1. Remaining storage capacity as of December 31, 2025. 2. Expansion of WRSA D and the new WRSA F require permitting.

16.1.5	Ore Stockpiles

Ore stockpiles are required to provide the plant with a controlled grade of gold and arsenic. Four finger stockpiles have been set up on the ROM to store up to 1Mt of ore as a combination of high/medium gold grade and high/low arsenic content material.

Approximately 75% of the material fed to the crusher is rehandled via the finger stockpiles. A dedicated rehandling fleet of five CAT 777 (90 t capacity) trucks and a CAT 995 wheel loader will be operational from Q1 2026, allowing the larger truck fleet to concentrate on ex-pit material movement.

Low grade ore will be stored temporarily on a low- and marginal-grade stockpile (Figure 16-2), which has a capacity of approximately 40 Mt, and will be reclaimed as required throughout the mine life.

Figure 16-2: 3D View of the Conceptual Ore Stockpiles

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

16.2	Production Schedule

The LOM Mine production schedule is derived on a monthly basis for 2026, and on an annual basis for 2027 and beyond.

The objective of the LOM plan is to maximize discounted operating cash flow subject to several constraints:

•	Supply best grade ore to the plant within arsenic limits (maximum of 1,000 ppm)

•	Feed the plant to its capacity, ramping up from 7.8 Mt/a in 2025 to 9.4 Mt/a in 2026 and achieving name plate capacity 9.86 Mt/a from 2027.

•	Limit the mining rate to approximately 77 Mt/a.

•	Limit the vertical drop-down rate within the pit to a maximum of ten benches per phase, per year.

•	Limit peak haul truck requirements.

•	Use a grade segregation and stockpiling strategy with approximately a maximum of 30% direct feed to the crusher.

The peak mining rate of 77 Mt is achieved from 2026 and maintained for ten years until 2035. In 2036, the rate gradually declines as the plant is fed from a higher proportion of long term stockpiles. The annual LOM ex-pit mine production, stockpile inventory, mill production, and gold production are presented in Figure 16-3 to Figure 16-6.

Figure 16-3: Ex-pit material by Phase

Ex Pit Total Material by Phase
90.00
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
-
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
Ph1B Total
Ph1A Total
Ph2 Total
Ph3 Total
Ph4 Total
Ph5 Total

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 16-4: Annual Mill Feed Tonnage

Mill Feed Tonnage
Mill Feed Tonnage (Mt)
12.00
10.00
8.00
6.00
4.00
2.00
-
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
CIL Bin1 total to process
CIL Bin2 total to process
CIL Bin3 total to process
CIL Bin4 total to process

Figure 16-5: Annual LOM Ore Stockpile Inventory

Annual Stockpile Balances (Mt)
Stockpiles Balance (Mt)
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
-
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
Stockpile Balance (Mt)

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 16-6: Annual Recovered Gold Ounces and Diluted Head Grade

Mill Feed Head Grade and Recovered Ounces
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
-
Au (g/t)
450
400
350
300
250
200
150
100
50
-
Recovered Oz (koz)
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
Recovered Ounces
Mill Feed Head Grade

The mill production schedule is presented in Table 16-7. The milling rate will gradually increase in 2026 from 24,000 t/d to name plate capacity of 27,000 t/d and then be subsequently maintained at this rate for the LOM from 2027.

Annual gold production averages approximately 320 koz from 2026 until 2036, after which grades decline with a higher proportion of long term stockpile material being fed to the processing plant.

Table 16-5: LOM Production Schedule

Year	Ore Mined (Mt)	Mined Grade (g/t)	Waste Mined (Mt)	Ore Processed (Mt)	Head Grade (g/t)	Recovered Ounces (Moz)
2026	15.0	0.8	62.0	9.4	1.1	278
2027	10.6	1.1	66.4	9.9	1.1	300
2028	12.5	1.0	64.5	9.9	1.3	350
2029	14.3	1.0	62.7	9.9	1.3	350
2030	14.1	1.0	62.9	9.9	1.3	349
2031	12.2	0.9	64.8	9.9	1.0	286
2032	14.1	0.9	62.9	9.9	1.1	298
2033	8.9	0.8	68.1	9.9	0.8	218
2034	14.1	1.1	62.9	9.9	1.4	384
2035	13.1	1.1	63.9	9.9	1.3	368

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Year	Ore Mined (Mt)	Mined Grade (g/t)	Waste Mined (Mt)	Ore Processed (Mt)	Head Grade (g/t)	Recovered Ounces (Moz)
2036	13.8	1.0	49.0	9.9	1.2	340
2037	11.3	0.9	26.9	9.9	1.0	266
2038	8.6	1.1	14.1	9.9	1.0	265
2039	4.4	0.9	7.8	9.9	0.6	170
2040	0.0	0.0	0.0	9.9	0.4	92
2041	0.0	0.0	0.0	9.9	0.4	92
2042	0.0	0.0	0.0	9.9	0.4	92
2043	0.0	0.0	0.0	9.9	0.4	92
2044	0.0	0.0	0.0	2.3	0.4	21

16.3	Mine Operations and Equipment Selection

16.3.1	Mine Operations Approach

Mining is performed using conventional open pit methods using an GGM owned mining fleet. Certain support activities, such as explosives manufacturing and blasting activities, are outsourced.

16.3.2	Production Drilling and Blasting

Production drilling is single-pass drill and blast on a 10 m bench.

Several rock formations are present in the pit, including greywacke, gabbro, porphyry, and BIF. The average rock properties based on testing show a range in hardness between 80 MPa and 175 MPa, with a weighted average hardness estimated at about 100 MPa.

PV 235 Epiroc drills are used for production drilling. They are fitted with an automation package and can be controlled remotely through a remote operator station (up to three drills per remote station). During that time the operator can monitor the drilling process or switch to the other drills to either monitor, initiate a drilling cycle, or remotely tram the drill to the next hole location. The automation of the drilling process not only increases safety while drilling around voids, but it also increases productivity as some time-consuming activities usually performed by the operator are no longer required.

Down-the-hole D65 Epiroc drills also operate on site for production drilling, pre-shear drilling and probing of the underground cavities.

The drill and blast patterns used for production drilling are presented in Table 16-8.

Table 16-6: Drill and Blast Parameters

Description	Unit	PV235	D65
Drill Pattern
Explosive Type	-	Emulsion	Emulsion
Explosive Density	g/cm3	1.2	1.2

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Description	Unit	PV235	D65
Hole Diameter	in	9.0	8.0
Burden	m	4.9	4.5
Spacing	m	5.9	5.2
Subdrill	m	1.0	1.0
Stemming	m	4.2	4.0
Bench Height	m	10	10
Blasthole Length	m	11	11
Pattern Yield
Rock Density	t/bcm	2.75	2.75
BCM/hole	bcm	289	234
Yield per Hole	t/hole	795	644
Yield per Metre Drilled	t/m drilled	72	59
Powder Factor	kg/t	0.42	0.42
Weight of Explosives per Hole	kg/hole	335	272
Drill Productivity
Re-drills	%	8	8
Pure Penetration Rate	m/h	40	21
Hole Length	m	11	11
Drilling Efficiency	holes/day	43	30

Blasting activities are outsourced to Dyno Nobel, an explosives provider that is responsible for supplying and delivering explosives down the hole. The Mine engineering department is responsible for designing blast patterns and relaying hole information to the drills via the wireless network or manually.

16.3.3	Grade Control

The ore control program consists of staking dig limits in the field for all material types to guide loading-unit operators. A high-precision system combined with an arm geometry system allows shovels to target small dig blocks and perform selective mining. The system gives operators a real-time view of dig blocks, ore boundaries, and other positioning information.

To have optimal ore–waste boundary identification, RC drilling targets 100% of all ore material, and also captures an average of 25% of the total waste in the pit. Concurrent with the RC sampling, production blastholes are used to supplement grade control. Currently, sampling targets 100% of all ore and 50% of all waste material.

The samples collected are sent to Greenstone’s laboratory in Geraldton for sample preparation and assaying. All samples are collected on the bench and properly tagged by grade-control samplers on each shift.

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16.3.4	Pre-Split Drilling

Pre-split drill and blast will maximize stable bench faces and inter-ramp angles along pit walls as prescribed by Golder's (2016) geotechnical pit slope study. To protect wall integrity, production blasting is limited to a distance of 20 m from the unblasted pre-shear line. Following the initiation of the pre-split, a final trim shot is utilized to reach the design face. Pre-split holes are spaced 1.2 m apart and will be 20 m in length and drilled with a smaller diameter of 127 mm.

As presented in Table 16-7, blasting of the pre-split holes will use a special packaged pre-split explosive, and be internally traced with detonating cord that ensures fast and complete detonation of the decoupled charge. A designed load factor of 1.47 kg/m allows for a targeted charge weight of 0.83 kg/m2 of face.

Table 16-7: Pre-Split Parameters

Parameters	Unit	Pre-Split Holes
Drill Pattern
Hole Diameter	inch	5.5
Spacing	m	1.2
Bench Height	m	20
Hole Length	m	20
Face Area	m2	24
Explosives Charge	kg	25
Charge Factor	kg/m2 face	1.04
Drill Productivity
Instantaneous Penetration Rate	m/h	26
Holes drilled per day	holes per day	20

16.3.5	Loading

Most of the loading in the pit is performed by five 29 m3 Komatsu PC5500 face shovels. The hydraulic shovels are matched with a fleet of Caterpillar 793 mine haul trucks. The shovels are complemented by one production front-end wheel loader (FEL), a LT 1850, with a 27.5 m3 bucket and one excavator CAT 6030 with a bucket size of 16.5 m3.

The loading productivity assumptions for all types of loading equipment are presented in Table 16-8. Derating production factors are applied to those production rates when mining around voids (40% derating).

Table 16-8: Loading Specifications

	Unit	Loading Unit
		Shovel (29 m3) Ore/Waste	Shovel (29 m3) Overburden	Excavator (16.5 m3) Ore/Waste	Loader (27.5 m3) Ore/Waste
Material
Average Truck Payload	t	236	236	236	236

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	Unit	Loading Unit
		Shovel (29 m3) Ore/Waste	Shovel (29 m3) Overburden	Excavator (16.5 m3) Ore/Waste	Loader (27.5 m3) Ore/Waste
Material
Bucket Capacity	m3	29.0	29.0	16.5	27.5
Bucket Fill Factor	%	85	85	85	85
In Situ Dry Density	t/bcm	2.75	2.00	2.75	2.75
Swell	%	40	25	40	40
Passes Per Truck (rounded)	No.	4	5	9	5
Average Production (dry tonnes) per year	Mt	16.4	16.4	7.4	20.1

16.3.6	Hauling

Haulage is performed with a combination of 240-tonne (Caterpillar 793-08) and 232-tonne (Caterpillar 793F) mine haul trucks. Cycle times were estimated for each mining period and all possible destinations, including waste storage areas.

On production benches, a speed limitation of 30 km/h is imposed to reflect the lack of proper roads and less favourable rolling conditions. For all downhill ramps with an incline greater than 5%, the speed is limited to 23 km/h; otherwise, the maximum truck speed is constrained at 40 km/h.

Typically cycle time increases with the increase of the depth of the pit over the mine life and is also dependant on the dumping schedule and the distance each dump is from the pit. Multiple waste dumps were used to help level the truck requirements for the mine.

The truck fleet increases from 32 in 2026 to a maximum of 38 units in 2030 and starts decreasing from 2035 because of a decreasing mining rate (Figure 16-7).

16.3.7	Equipment Usage Assumptions

The typical equipment usage assumptions are established by equipment groupings as presented in Table 16-9. The annual net operating hours vary between 4,900 and 6,700.

Table 16-9: Mining Equipment Usage Assumptions

Equipment	Unit	Shovels	Excavator	FEL	Trucks	Drills	Ancillary
Length of Period	d	365	365	365	365	365	365
Availability	%	85.0	85	75.0	85.0	85.0	85.0
Use of Availability	%	90.0	75	75.0	90.0	90.0	85.0
Annual Operating Hours	Hrs	6,701	5,585	4,928	6,701	6,701	6,329

16.3.8	Pit Dewatering

The open pit dewatering strategy is to use the existing underground stopes and the connectivity of the past underground mines (Hardrock and Mosher) to keep the water level below the working benches in the pit. The existing Mosher shaft is used to dewater well below the active open pit mining area. Groundwater dewatering is performed using submerged electric pumps.

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Surface water is pumped by mobile diesel pumps placed in sumps on the mining level. With the deepening of the pit, additional pumping capacity and HDPE pipes will be added to the dewatering system.

16.3.9	Road and Dump Maintenance

Waste, ore storage, and loading areas are maintained by a mixed fleet of Komatsu D375A-8 and CAT D10 track-type dozers, CAT 824 wheel dozers, and CAT 16 graders.

A water and sand truck sprays roads to suppress dust or spread road aggregate during winter months. Two CAT 785 are fitted with water-holding tanks to suppress dust and fill the production drills with water.

16.3.10	Support Equipment

All construction-related work, such as berm construction and water-ditch cleaning, is conducted by a fleet of 49 t excavators and one 95 t excavator for pit-wall scaling.

16.3.11	Mine Maintenance

The Mine’s maintenance department manages and performs maintenance planning and training of employees. Reliance on dealer and manufacturer support is planned for the initial five years of operation, and support for major components exchange programs will be maintained throughout the LOM. Tire monitoring, rotation, or replacement is outsourced to a contractor who is permanently on site.

A computerized maintenance management system is used to manage maintenance and repair operations. This system will keep up-to-date status, service history, and maintenance needs of each machine, while being the source of data for key performance indicators (KPI) and cost-tracking purposes.

16.3.12	Mine Management and Technical Services

The Mine Manager is responsible for the overall management of the Mine. Superintendent positions in operations, a maintenance manager, and a technical services manager report directly to the Mine Manager.

The mine operations department is composed of two foremen per crew (eight in total); one for loading and hauling and another for drilling and blasting. To increase operator-level performance and organize structured training programs, one mine trainer is employed on day shift (under G&A).

The engineering and geology team provide support to the operations team by providing short-term and long-term planning, grade control, surveying, geotechnical engineering, and all other technical functions.

16.3.13	Roster Schedules

Rotating schedules of 7 days on / 7 days off and 14 days on / 14 days off are worked based on a twelve-hour shift per day. Four crews are required to operate on a continuous basis of 24 h/d and 365 d/a.

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16.4	Fleet Management

A fleet management system (Minestar) has been implemented to manage the operation, monitor machine health, and track KPIs. The system is managed by a dispatcher on each crew who controls the system that will send onscreen instructions to the operators to target peak production efficiency.

A high-precision GPS for machine guidance is used to mitigate the associated risk of working around historical underground workings. This system will enable shovel operators to navigate safely in potentially hazardous areas. Similar high-precision drill navigation systems are installed on the production drills and auxiliary drills to guide rigs into position, and assure holes are drilled to the correct depth and location.

16.5	Pit-Slope Monitoring and Voids Management

16.5.1	Pit-Slope Monitoring

Rock mass failure is not considered a high risk due to the high overall rock mass strength. However, slope movement monitoring will be installed in the open pit to gather measurements and confirm engineering assumptions to assure safe working conditions. Initial slope-movement monitoring will consist of using prisms read by manual or automated total stations. The initial prism monitoring will provide movement response data to verify visual observations, and that the slope is performing adequately.

Pit-wall mapping using routine digital techniques and physical geological mapping has also been implemented.

16.5.2	Voids Management

Underground void management is required to identify high-risk potential areas from historical underground stopes prior to mining. Each underground stope is probed, surveyed, and scanned if possible and a detailed assessment undertaken to determine the best operating practices for safe mining. The hazards related to these historical underground workings include:

•	Sudden and unexpected collapse of the open pit floor or walls

•	The loss of people or equipment into unfilled or partially filled underground workings

•	Loss of explosives from charged blastholes that have filled cavities connected to the blasthole

•	Overcharging blastholes where explosives have filled cavities connected to the blasthole

•	Risk of flyrock from cavities close to the pit floor and adjacent blastholes.

The historical underground workings are well documented and are not a concern for the overall stability of the final pit walls. For the pit designs, as far as is practical, the ramps will be kept away from the known historical underground openings, and larger berms will be designed to create access points around the bigger underground openings at different heights.

16.6	Mining Equipment

The type and number of major mining equipment for each production year are presented in Figure 16-7.

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Figure 16-7: Primary Mine Equipment LOM Requirements

Primary Equipment Fleet Required
# of Equipment
60.0
50.0
40.0
30.0
20.0
10.0
0.0
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
Trucks Required
Production Shovels Required
Production Loaders Required
Production Excavators Required
PV235 Units Required
D65 Units Required

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17.0	Recovery Methods

17.1	Overview

The Greenstone process plant currently treats ore via a conventional gravity-cyanidation flowsheet and has a nameplate capacity of 27 kt/d. ROM ore is processed via primary and secondary crushing and HPGR-Ball mill comminution circuits followed by a gravity circuit. Gravity tailings area treated via a leach-carbon-in-pulp (CIP) circuit and associated gold recovery and carbon handling circuits to produce gold doré. CIP tailings are treated via a cyanide destruction process prior to storage in the tailings management facility (TMF).

Plant construction commenced in Q4 2021 and was substantially complete at the end of Q4 2023. Commissioning activities commenced in Q1 2024 and continued through Q3 2024. Ore was introduced into the system on April 6, 2024, and the first gold pour was achieved on May 22, 2024. Commercial production was achieved on November 6, 2024.

Process plant performance over the last two years is summarized in Table 17-1. Ore tonnage for 2024 represents plant ramp up to achieve commercial production. During 2025, the plant continued to ramp up to name plate and achieved a peak production of 24 kt/d. Forecast production is provided in Section 16.0.

Table 17-1: Process Plant Performance Summary (2024-2025)

KPI	Unit	2024	2025
Ore Milled	kt	3,687	7,777
Annual Average Feed Grade	g/t Au	1.22	1.08
Gold Recovery	%	82.1	84
Gold Produced	Koz	112	224

A simplified process flowsheet of the process plant is provided in Figure 17-1 The plant consists of the following unit operations:

•	Primary and secondary crushing and associated material handling equipment

•	Crushed ore stockpile and associated feed and reclaim systems

•	Grinding circuit consisting of a HPGR and twin ball mills, cyclone classification and associated pumping and material handling systems to produce a nominal grind size of P80 of 90 µm

•	Gravity circuit with intensive leach reactor

•	Pre-leach thickening

•	Cyanide leaching and carbon adsorption via a leach-CIP circuit respectively.

•	Carbon elution via Pressure Zadra circuit

•	Carbon handling and regeneration

•	Electrowinning and smelting to produce doré

•	Cyanide destruction of CIP tailings using SO2 / O2 process

•	Tailings pumping to the TMF

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•	Reagent mix and storage circuits

•	Air and oxygen circuits

•	Water systems (potable water, treated water, gland seal water and process water)

Figure 17-1: Overall Flowsheet

CYCLONES
PRE-LEACH THICKENING
PRIMARY CRUSHING
HPGR
GRINDING
SECONDARY CRUSHING
2 BALL MILLS
PRE-AERATION TANK
7 LEACHING TANKS
ACID WASH & ELUTION
6 ELECTROWINNING CELLS
7 CIP TANKS
GOLD SLUDGE FILTRATION
DRYING
CARBON REACTIVATION
STOCKPILING
GRAVITY CONCENTRATION
CYANIDE DESTRUCTION 1
CYANIDE DESTRUCTION 2
SMELTING
INTENSIVE LEACH REACTOR
TAILINGS MANAGEMENT FACILITY
DORÉ

Source: Equinox 2025.

17.2	Process Description

17.2.1	Primary and Secondary Crushing, Crushed Ore Storage, and Reclaim Circuits

ROM ore is hauled from the open pit mine and dumped directly into the primary crusher dump pocket or on the ROM pad. The ROM pad is primarily utilized for short-term or emergency storage and material blending as required by the mine plan. ROM material is reclaimed to the dump pocket by a front-end loader.

Ore from the primary crusher dump pocket feeds a 1.3 m x 1.8 m, 450 kW gyratory crusher and is crushed to a P80 of 120 mm to 160 mm. A rock breaker breaks down any oversize material retained above the gyratory crusher. Crushed ore from the gyratory crusher discharges to the primary crusher surge bin. An apron feeder withdraws crushed ore and is conveyed to the double deck secondary crushing screen.

Oversize material from the screen is conveyed to the secondary crusher feed bin and then fed to a secondary MP1250 cone crusher where it is further crushed to a P80 of 50 mm to 70mm. Crushed product is then conveyed to the secondary crushing screen. Screen undersize with a particle size of P80 of 35 mm discharges onto the crushed ore stockpile feed conveyor that feeds the crushed ore stockpile.

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The crushed ore stockpile provides 16 hours of live storage and has a total capacity of 57 kt. There is a single stockpile-reclaim tunnel with three apron feeders in a reinforced-concrete tunnel underneath the stockpile. Crushed ore is reclaimed via the apron feeders and is conveyed to HPGR feed bin.

17.2.2	HPGR/Grinding and Gravity Recovery Circuit

The HPGR/grinding circuit crushes and grinds ore to a P80 of 90 µm for optimal gold extraction in the leach circuit. The circuit consists of one HPGR followed by two parallel operating lines, each consisting of a wet screen, ball mill in closed circuit with cyclones, and a gravity concentrator. The gravity products from both the gravity concentrators are combined and treated in an intensive leach reactor.

Ore from the HPGR feed bin is reclaimed via a belt feeder and feeds the HPGR (2.2m x 2.0m). The HPGR is equipped with two 2,580 kW motors. HPGR product is conveyed to the wet screen surge bin with two discharge points for each of the operating lines. Per line, ore from the bin is fed to the wet screen via a belt feeder. Screen undersize of P80 of 3.5 mm discharges to the ball mill pump box and screen oversize of P80 of 25 mm is recycled back to the HPGR feed bin.

Each mill pump box is equipped with two slurry pumps: one pump feeding the ball mill cyclones and one feeding the gravity circuit.

Cyclone overflow from each circuit feeds a trash screen and cyclone underflow is directed to the ball mill feed chute. Lime is added to the ball mill feed to increase the slurry pH to between 10 and 11. The grinding mills are twin pinion ball mills equipped with motors totalling 10,500 kW per mill. Both mills are 6.7 m diameter (inside liners) with 12.2 m effective grinding length (EGL). The ball mills have discharge trommel screens to remove scats. The ball mill discharge flows into the ball mill pump box.

A liner-handler is used for the mill liner changes in either ball mill. Each mill has its own ball-kibble lifting frame and inching drive. Each ball kibble is loaded with 65 mm-diameter balls.

The gravity feed pump transfers a portion of the mill discharge to the gravity circuit. Each train consists of a gravity screen and a gravity concentrator. Gravity screen oversize is directed to the ball mill pump box and screen undersize is directed to the gravity concentrator.

The gravity concentrate from both gravity concentrators is transferred to the single intensive leach reactor (ILR). The gravity leach tailings are returned to the ball mill pump box while pregnant solution is fed to a dedicated electrowinning cell in the gold room.

17.2.3	Pre-Leach Thickening and Cyanidation

Cyclone overflow via the trash screens flow to a 50 m diameter pre-leach feed thickener to increase slurry density to 55% solids for the downstream cyanidation process. Flocculant is added to the thickener feed to promote the settling of solids. The underflow is pumped to the leach circuit and thickener overflow reports to the process water tank.

The leach circuit consists of one agitated pre-aeration tank and seven agitated leach tanks to provide 30 h residence time. All tanks are 18.6 m diameter x 23.5 m high.

Slurry transfers from one tank to the next by overflow through an upcomer and connecting launder. Slurry from the leach circuit then flows by gravity to the CIP circuit for carbon adsorption.

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Sodium cyanide is added to the leach circuit to dissolve the gold and lime slurry is stage-added to maintain circuit alkalinity at a pH of 10 to 11, preventing the creation of hydrogen cyanide gas. Oxygen from the on-site oxygen plant is sparged into the leach tanks.

17.2.4	Carbon-in-Pulp

Leached slurry flows to a CIP pump cell plant consisting of seven 7 m diameter x 12 m high CIP tanks operating in a carousel arrangement. Each tank consists of a pumping inter-stage screen mechanism for retaining activated carbon. In the CIP carousel circuit, the feed and discharge points of each tank rotate to simulate the counter-current movement of carbon against the slurry. Carbon management is simplified, as each cell contains a discrete batch of carbon. As the slurry flows through the CIP circuit, gold cyanide complexes are adsorbed onto the activated carbon until precious metal values in the solution progressively decrease. The average carbon concentration in the CIP circuit is approximately 50 g/L to maximize adsorption, and each tank contains 18 tonnes of carbon.

Once per day, loaded carbon from a CIP tank is pumped to the loaded carbon screen where the slurry is separated and the loaded carbon transferred to the strip circuit. The slurry is then transferred back to the CIP circuit. Fresh activated carbon from the carbon regeneration circuit is pumped to the CIP circuit.

Tailings from the CIP circuit are pumped to a carbon safety screen to capture any residual fine carbon particles. Captured carbon is collected in bags and processed to recover any residual gold. The carbon safety screen undersize flows via gravity to the CIP tailings pump box and then pumped to the cyanide destruction circuit.

17.2.5	Cyanide Destruction and Final Tailings

The cyanide destruction circuit consists of two 1,600 m3 mechanically agitated tanks, providing a total retention time of two hours. The conventional SO2 / O2 process is used for cyanide destruction. Treated slurry flows via gravity to the tailings pump box for pumping to the TMF.

The cyanide destruction circuit treats CIP tailings, process spills from various contained areas and process bleed streams.

Oxygen and sulphur dioxide is sparged into the cyanide destruction tanks. Lime slurry is added to maintain pH of 8.5 and copper sulphate is added as a catalyst. The process reduces CNWAD in solution to 30 mg/L.

Final tailings are pumped by two parallel pump-trains of two pumps installed in series (one train in operation and one train on standby) to the TMF.

17.2.6	Acid Wash and Elution

The acid wash and elution circuit (strip circuit) is a 12-tonne Pressure Zadra system and includes a 12-tonne loaded carbon storage transfer vessel before the circuit. The transfer vessel is provided to allow for partial batch transfers between the 18-tonne CIP tank and 12-tonne acid wash and elution columns.

At the acid wash column, loaded carbon is treated with hydrochloric acid to remove inorganic foulants such as calcium, magnesium, sodium salts, and silica. The carbon is first rinsed with fresh water and acid is pumped from the acid wash circulation tank to the acid wash column and then pumped upward through the acid wash vessel and overflow back to the acid wash circulation tank. The carbon is then rinsed with fresh water to remove the acid and any mineral impurities. Fresh acid is pumped from bulk acid holding tank into the acid wash tank when required.

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The acid washed carbon from the acid wash vessel is transferred to the elution vessel using recycled carbon transfer water. Carbon slurry discharges directly into the top of the elution vessel.

The carbon stripping (elution) cycle utilizes a barren solution to strip gold-rich carbon to create a pregnant solution. During the strip cycle, solution containing approximately 2.0% hydroxide and 0.2% sodium cyanide, at a temperature of 130°C and 450 kPa, is circulated through the strip vessel. Solution exiting the top of the elution vessel is cooled below its boiling point by the heat recovery heat exchanger. Heat from the outgoing solution is transferred to the incoming cold solution. The heated barren solution is heated by a natural gas burner to bring the solution to its final temperature.

The hot barren solution is then pumped into the elution column through the carbon bed and recirculated multiple times, creating a pregnant solution.

17.2.7	Carbon Regeneration

Once stripped of gold, transport water transfers the carbon from the elution vessel to the carbon dewatering screen. The screen acts as both a dewatering screen and a carbon sizing screen, where fine carbon particles will be removed. The water is reused as transfer water while the carbon fines are filtered using a filter press and collected into fine-carbon bags.

Oversize carbon from the screen discharges by gravity to the carbon regeneration kiln feed hopper. Screen undersize carbon, containing carbon fines and water, drains by gravity into the carbon fines tank. A 750 kg/h natural gas-fired kiln is used to treat 12 tonnes of carbon per day. The regeneration kiln discharges carbon to the carbon quench tanks by gravity, to be cooled by process water and stored in the transfer tanks prior to pumping back into the CIP circuit.

To compensate for carbon losses by attrition, fresh carbon is added to the carbon conditioning tank along with fresh water to mix and activate the carbon.

17.2.8	Electrowinning and Smelting

The pregnant solution generated from the elution column is pumped to four to six electrowinning cells from the elution storage tank. These cells will operate on a single-pass basis to produce a gold sludge. The barren solution will be collected in the elution storage tank.

The primary flow from the elution storage tank returns the solution to the elution circuit, where it will be reused as barren stripping solution for the elution column.

The pregnant solution generated by the intensive cyanidation unit in the gravity circuit is pumped to a separate pregnant solution tank and then pumped to a dedicated electrowinning cell. Pregnant solution is recirculated through the dedicated electrowinning cell until all gold is deposited onto the electrowinning cathodes.

The electrowinning cathodes are manually transferred from the electrowinning cells to the cathode washing tank, where a high-pressure washer is used to dislodge gold sludge from the cathode surface. The sludge is filtered by a filter press. The resulting filter cake is dried in a drying oven, and the resulting filtrate is recirculated to the sludge settling-tank and recirculated back to the sludge filter.

The dried filter cake is transferred manually into the natural gas barring furnace with flux materials, where it is batch smelted into gold doré bars and stored in a secure vault.

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17.3	Energy, Water and Process Material Requirements

17.3.1	Reagents

Reagents consumed within the process plant are prepared on site and distributed via various reagent handling and makeup systems.

17.3.1.1	Cyanide (NaCN)

Sodium cyanide is used as a gold lixiviant. The sodium cyanide is shipped in briquette form by road to site in 18 tonne ISO containers and stored in the cyanide mixing facility. Sodium cyanide is mixed with fresh water to form a cyanide solution for use in the Leach-CIP circuit.

17.3.1.2	Caustic (NaOH)

Sodium hydroxide (NaOH), also known as caustic soda, is used as a pH modifier and supplied in liquid form at 50% concentration and delivered by 20 tonne bulk tanker trucks. Caustic soda is used in the ILR, gold elution circuit, and cyanide mixing tank.

17.3.1.3	Quicklime (CaO)

Quicklime is used as a pH modifier and supplied in bulk and stored in a lime silo. Dry lime is fed to the slaker via a screw feeder and water is added to the slaker to produce hydrated lime slurry. The slaker discharges onto the vibrating grits-screen that removes oversize particles from the lime slurry. The slurry flows by gravity into a pump box where it is further diluted to produce 23% lime slurry. The lime slurry is pumped via a lime ring main to distribution points at the ball mill circuit, leach circuit and cyanide-destruction circuit.

17.3.1.4	Flocculant

Flocculant is a liquid polymer that is used in the pre-leach thickener to settle solids. It is supplied in bulk bags as a dry reagent. Flocculant is delivered by road to site, offloaded by forklift, and stored in the reagent storage area adjacent to the reagents mixing facility. Flocculant is diluted using fresh water and further diluted using an inline mixer with process water prior to being added at the thickener.

17.3.1.5	Hydrochloric Acid (HCl)

Hydrochloric acid (HCl) is used to remove inorganic carbonates from carbon in the acid wash process within the strip circuit. Hydrochloric acid is delivered by 22-tonne bulk tanker trucks as a 33% concentrated solution and stored in the hydrochloric acid storage tank and then pumped to the acid wash column.

17.3.1.6	Copper Sulphate (CuSO4·5H2O)

Copper sulphate pentahydrate (CuSO4.5H2O) is used as a catalyst for cyanide destruction. Copper sulphate is supplied in 1,250 kg bulk bags and stored in the reagent storage area. Copper sulphate is mixed with fresh water to form a copper sulphate solution and pumped to the cyanide destruction tanks.

17.3.1.7	Sulphur Dioxide (SO2)

Liquid sulphur dioxide is delivered by a 30-tonne bulk tanker-truck and stored in two 80 tonne-capacity pressure-vessel storage tanks equipped with a padding air system to maintain the sulphur dioxide in liquid form. Sulphur dioxide is metered to the cyanide destruction circuit in gas form. A vent system is included in the sulphur dioxide addition piping to vent any vaporized sulphur dioxide into the cyanide detoxification tanks.

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17.3.1.8	Antiscalant

Antiscalant is delivered in a liquid form in 1 m3 ISO containers. The containers are directly fitted with pumping systems and pumped directly to water lines at the gravity concentrators, elution solution tank, process water tank, and treated water tanks.

17.3.2	Compressed Air

The compressed-air system is composed of three air compressors (two operating, one on standby). The compressed air is stored in two air-receivers with an air dryer between them. The system provides instrument air and compressed air to various equipment requiring compressed air (filters, vents, dust suppression systems, etc.).

17.3.3	Oxygen

Oxygen requirements for leaching and cyanide destruction are provided by an onsite vacuum-pressure swing-adsorption (VPSA) plant. Two liquid-oxygen tanks are also provided as a back-up source of oxygen.

17.3.4	Power

Power for the process plant is provided by onsite natural gas turbines as described in Section 18.0.

17.3.5	Water

The bulk of the water requirements for the process plant is provided by process water and consists of pre-leach thickener overflow and reclaim water from the TMF.

Treated water from the effluent water treatment plant is used in the strip circuit, ILR and refinery circuits, used as gland seal water, and for reagent dilution. Treated water is used for the grinding mill cooling systems and fire water.

Potable water is supplied from an onsite potable water treatment plant and used for safety showers and various users within the process plant and administration areas.

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18.0	Project Infrastructure

This section describes the infrastructure and service facilities required to support the Greenstone Mine mining and processing facilities, including tailings and water management; power generation; roads; camp; mine equipment maintenance shops (truck shop); warehouses; communication systems; laboratories and offices; diesel fuel, and the natural gas distribution pipeline. Figure 5-2 presents the site layout.

18.1	Tailings Management

WSP (and its predecessor companies WOOD and Golder Associates) perform specialized geotechnical and hydrologic engineering services for the design of the Tailings Management Facility (TMF), including geotechnical foundation investigation programs, design of the tailings dams and ancillary hydraulic structures, and tailings deposition planning. Since 2022, WSP has been responsible for the ongoing design and construction quality assurance (CQA) and Engineer of Record (EoR) services during the staged construction of the TMF.

Annual dam safety reviews have been performed by WSP’s EoR in 2024 and 2025 after substantial completion of construction of each dam raise. Formal monthly dam inspections are conducted by GGM’s Responsible Tailings Facility Engineer (RTFE). WSP’s EoR and GGM’s RTFE carried out an operational risk assessment specific to dam safety aspects in 2025. An Independent Tailings Review Board (ITRB) was formed in 2017 and has been involved on an annual basis to provide oversight during the lifecycle of the TMF; this is an on-going process. The purpose of the ITRB is to review and advise on the design, construction, operation, performance, and closure planning for the TMF. Recommendations from the ITRB have been incorporated into the design of the TMF.

Tailings impoundment is provided by the construction of interconnected dams with a final maximum height of 35 m and crest length of about 7,400 m. The dams are being constructed primarily using waste rock from mining operations. The upstream slope of the dams comprises a low permeability compacted glacial till core keyed into low permeability foundation soils. In places, a Deep Soil Mixing (DSM) seepage cutoff wall has been constructed to connect the core into the low permeability foundation soils. The till core, key trench, and DSM wall serve as a low permeability barrier to mitigate seepage through the dams and their foundations. A seepage collection system is provided at the downstream toes of the dams to collect any seepage for pumping back into the TMF reservoir. The TMF dams will be periodically raised using downstream construction methodology and the core, internal filter zones and rockfill sections of the dams will be extended with each expansion.

18.1.1	Geotechnical Subsurface Investigations

Environmental and hydrogeological baseline investigations were initially carried out in the TMF area by Stantec. Subsequently, WOOD carried out the subsurface characterization of the TMF dam footprint with geotechnical investigations from 2014 to 2019. The investigations also included searches for sand and gravel filter material and glacial till core material required for the initial and future dam construction stages. Several additional geotechnical investigations have been carried out by WSP since construction began to support construction activities and detailed design of future raises of the TMF dams.

The geotechnical investigations have included the excavation of numerous test pits and the drilling of numerous boreholes and performing cone penetration testing (CPT). Soil samples were collected from boreholes and test pits and were tested in a geotechnical laboratory. In situ hydraulic conductivity testing of foundation soils were also performed. Piezometers/monitoring wells were installed in the boreholes at various depths to facilitate groundwater monitoring and testing. The groundwater table was found to vary across the TMF area from near surface to about 3.5 m below ground surface. Bedrock encountered was generally good to excellent quality based on rock quality designation (RQD) measurements.

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The Quaternary stratigraphy at the TMF consists of five major stratigraphic units based on lithology, depositional environment, and relative stratigraphic position. In order from oldest to most recent these are: glacial till, glaciofluvial (sand and gravel), glaciolacustrine (predominantly silt with minor clay), deltaic (sands) and recent deposits (aeolian, organics, fluvial). Isolated pockets of sand and gravel (possibly an ablation glacial till) were also encountered below the glacial till in the Southwest Dam. A glaciolacustrine deposit of silt interbedded with thin clay layers (typically 1 mm to 10 mm in thickness) (referred to as ‘GL Silt’) was generally encountered underlying the upper sand deposits in the low-lying areas of the foundations at all dam sections, except at the North Dam.

18.1.2	Design Criteria

The TMF is currently designed to receive approximately 143.7 Mt of mill and historical tailings at an average dry density of 1.34 t/m3. A cyanide destruction system is used to process all tailings water before it is sent to the TMF. An allowance has been made within the TMF to store a portion of the historical MacLeod and Hardrock tailings and contaminated soils that are being relocated from the open pit area.

In accordance with the Lakes and Rivers Improvement Act (LRIA) Hazard Potential Classification (HPC), the TMF dams have been classified as having ‘Very High’ hazard potential. This classification is based on the potential environmental impacts in the event of a catastrophic failure.

Dam design criteria includes storage for the Environmental Design Flood (EDF) defined as a 100 year return hydrologic event (24-hour storm or 30 day spring freshet) with no discharge through a spillway. An emergency spillway will be installed in the future to safely pass the Inflow Design Flood (IDF) consisting of a routed Probable Maximum Flood (PMF) of 24-hour duration. The dams are designed for seismic events of 1:10,000 year (Maximum Credible Earthquake).

18.1.3	Dam Design

The cross-section design for the TMF dams consists of an inclined upstream low permeability glacial till core, with filter and transition layers downstream of the core, and a downstream rockfill shell. The filter and transition zones prevent the migration of core material into the downstream shell. A blanket filter was constructed between the foundation soils and the rockfill embankment to protect against potential “piping” of foundation soil fines into the rockfill due to seepage forces. A non-woven geotextile and riprap erosion protection were placed on the exposed upstream side of the core to protect it from surface water erosion due to waves or run-off until tailings beaches are established against the slope of the dams.

The TMF dams are constructed in stages, with annual dam raises in the downstream direction. Construction of the TMF starter dams was completed in 2023 and the first (Stage 1) dam raise was completed in 2024. Construction of the second (Stage 2) dam raise will be completed in 2026 to a crest elevation of 347 m, and the planned ultimate crest elevation will be 365 m.

The in situ testing and the advanced laboratory testing programs have indicated that portions of the GL Silt deposit are potentially liquefiable. For conservatism, post-liquefied stability analyses were carried out for all dam sections where the GL Silt was present. In the initial dam stage, this required the construction of upstream rockfill stability berms pending the establishment of upstream tailings beaches. For the starter dams and the Stage 1 and 2 dam raises, downstream rockfill stability berms were constructed within the ultimate dam footprint. For the Stage 2 and Stage 3 dam raises, ground improvement measures were and will be performed to obtain the target downstream Factors of Safety for the presumed post-liquefaction condition. The ground improvement measures include construction of shear keys (i.e., trenches excavated through the GL Silt to the underlying glacial till and/or bedrock and subsequently backfilled with mine rock) and DSM under the future downstream dam toes in the critical sections where the GL Silts layer is too deep to be excavated.

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Figure 18-1 shows the general arrangement of the TMF for Stage 2.

Figure 18-1: Tailings Management Facility (October 2025)

Source: Equinox 2025.

An Operation, Maintenance and Surveillance (OMS) Manual following the guidelines of the Mining Association of Canada has been put in place for the TMF. An extensive system of geotechnical instrumentation has been installed to monitor the performance of the TMF dams, including vibrating wire piezometers to measure pore water pressure within the dams and foundations, inclinometers to measure dam deformations, and magnetic settlement systems to monitor settlement within the dams. These instruments are tied into a telemetry system that allows for remote monitoring alerts to be sent to key personnel based on pre-determined design thresholds.

18.1.4	Tailings Characteristics

Geochemical characterization of tailings completed during the environmental assessment indicated that a small amount of tailings are considered as PAG, but the tailings mass is predicted to be non-acid generating overall.

18.1.5	Tailings Deposition Plan

Tailings are deposited in the TMF from the dam crests via spigots and/or single point discharge as a conventional slurry to produce a wide exposed beach. This beach displaces the tailings pond away from the dams and towards natural ground along the western side of the TMF to enhance long term dam stability of the dams. A barge-mounted pump system, located on the western side of the TMF, reclaims water from the TMF pond and pumps it back to the processing plant.

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Semi-annual bathymetric surveys are performed to measure the slopes of the tailings beaches and the volume of the supernatant pond, and to estimate the in situ tailings density. This data is compared to the tailings deposition plan, and the future dam raise construction is adjusted accordingly.

18.1.6	Historical Tailings

The Mine site includes the historical MacLeod high and low tailings and Hardrock tailings, which were deposited on land and into Kenogamisis Lake during historical mining activities in the 1930s through 1970s. Relocation of portions of these historical tailings from the open pit area to the TMF has been incorporated into the Mine design. The TMF has been sized to store the historical tailings, waste rock (for access road construction), and contaminated soil.

Relocation of historical MacLeod tailings commenced in January 2024 and is ongoing. Tailings removal is being completed using a combination of dozers and excavators and loading of Mine haul trucks for transportation and disposal into the northwest portion of the TMF. Prior to placement of these tailings in the TMF, waste rock is used, as needed, to construct access roads within the TMF to allow the haul trucks to ingress the designated areas for deposition. Once deposited, the historical tailings will be covered with new tailings in subsequent years of operations.

18.1.7	Storage Capacity

The TMF is currently designed to receive 143.7 Mt of mill and historical tailings. As of year-end 2025, a total of 11.5 Mt of mill tailings and 3.9 Mt of historical tailings have been deposited, with an additional 179.3 Mt of mill tailings and 2.3 Mt of historical tailings to be delivered to the TMF over the remaining LOM. The TMF is anticipated to be filled by 2038 and there will be a shortfall of approximately 53.3 Mt of tailings storage. To provide additional storage capacity, several concepts are currently being evaluated, such as expansion of the current TMF via additional dam raises, construction of a new TMF, and/or a cyclone tailings stockpile.

18.1.8	Water Management

The Greenstone mine site and TMF have a positive water balance. Reclaim water from the TMF is expected to supply the majority of the makeup water for the processing plant for most of the years of operation. The balance of the make-up water will be sourced from other ponds within the mine site area such as from the waste rock storage area ponds and the historical underground mine workings.

A water balance has been developed for the TMF and is coupled with the tailings deposition plan to inform the timing of TMF dam raises. The water balance and tailings deposition plan are intended to be updated through the operational life of the TMF based on operational and performance data.

The future TMF’s emergency spillway invert levels will be established at the high-water level corresponding to the EDF event at all stages of operation to ensure sufficient storage capacity within the TMF to contain the EDF without any discharge to the environment. Presently, no emergency spillway has been installed in the TMF as there is excess freeboard available within the reservoir for storm storage. Once required, an emergency spillway will be constructed on the west abutment of the West Dam such that any emergency overflows will be directed towards the Goldfield Creek diversion head pond. After closure, once the quality of the pond water is acceptable to discharge, the spillway invert will be lowered and the TMF pond will discharge by gravity through the final spillway.

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18.1.9	Seepage Mitigation and Control

Seepage mitigation measures have been included in the initial TMF design and construction. At the Southwest Dam, a 1,320 m long contiguous DSM wall was constructed to penetrate through the surficial sand and silts and was keyed into the underlying, low permeability GL Silt deposit. A shorter 95 m long section of DSM wall was also constructed under part of the East Dam. At all other dam locations, a key trench was excavated to connect the low permeability dam till core into a low permeability soil formation (i.e., the glacial till or GL Silt) or directly onto a prepared bedrock surface. The key trench was subsequently backfilled with compacted, low permeability glacial till. For subsequent dam raises, the key trench methodology has been continued to tie into these original works and to provide a continuous seepage barrier to minimize seepage from the TMF.

A system of perimeter seepage collection ditches and ponds was constructed downstream of the TMF dams to capture foundation seepage and surface water runoff from the external dam slopes. These perimeter ditches drain to three seepage collection ponds, and any collected seepage in these ponds is pumped back into the TMF.

18.2	Goldfield Creek Diversion

Goldfield Creek (GFC), a small watercourse that previously drained through the TMF footprint and into Kenogamisis Lake, was rerouted into the Goldfield Creek diversion system for construction of the initial TMF. During the 2023 spring freshet, significant erosion of the lower portion of the realigned channel occurred, resulting in the transport and deposition of sediment downstream of the constructed channel. Subsequently, a bypass channel was constructed in 2024 to bypass flow around the eroded Goldfield Creek diversion while the realigned channel is redesigned and remediated. The bypass channel is currently regarded as a temporary feature to remain in active service until Goldfield Creek has been restored, vegetated, and considered stable to receive flow.

18.2.1	Design Criteria

The GFC diversion channel and bypass channel were designed to pass a minimum of the 500-year return hydrologic event. The Goldfield Creek diversion pond and diversion dyke were designed to convey the PMF event without overtopping. The diversion channel was also designed and constructed within a floodplain to carry the PMF from the diversion pond catchment area by flooding along the banks.

18.2.2	Diversion Dyke Design

The GFC diversion dyke has been designed and constructed in accordance with the LRIA and Canadian Dam Association (CDA) guidelines. The GFC diversion dyke was designed considering a “Very High” hazard potential, consequently, the dyke was designed and constructed for the most severe flood criteria, being the PMF.

The diversion dyke comprises a central core of glacial till with upstream and downstream shells of sand and gravel. An inclined chimney filter of sand is downstream of the core, and a blanket filter of sand covers the foundation soil downstream of the core. Erosion protection underlain by geotextile was applied to both the upstream and downstream faces. Due to difficulty with the foundation soil during construction, the dyke was built without a seepage cutoff wall, but a seepage reduction key trench was excavated beneath the core and backfilled with compacted glacial till that extends to a variable depth (typically at least 0.5 m) below the foundation. In areas where bedrock was encountered in the key trench, the bedrock was cleaned and slushed grouted; in areas where the foundation glacial till was shallow, the dyke was keyed into the till.

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As expected, clean water from the Goldfield Creek head pond seeps under the diversion dyke into the adjacent seepage collection pond, which is located between the diversion dyke and the TMF West Dam. Water within the pond is pumped into the TMF, and the pumping keeps the water level in the pond well below that in the Goldfield Creek diversion head pond, which precludes any contaminated seepage from the West Dam from entering the diversion system. Field pumping measurements have indicated that the volume of seepage under the diversion dyke is about 415 m3/d.

18.2.3	Closure Considerations

The Goldfield Creek diversion is a permanent realignment of the Goldfield Creek system, and as such will remain in place after mine closure. Once the water quality of the tailings pond is deemed suitable for discharge to the environment, runoff from the TMF will be directed through the TMF’s overflow spillway and into the Goldfield Creek diversion head pond.

18.3	Water Management

18.3.1	Administrative Water Services

The mine site and camp draw water from a freshwater intake in the Southwest Arm of Kenogamisis Lake. Under the Provincial government’s Ministry of the Environment, Conservation and Parks (MECP) permit to take water, the water is pumped to a small water treatment plant located within the process plant area to provide potable water and service water to the buildings.

The wash bay water at the truck shop is provided from the treated discharge of the effluent treatment plant. The wash bay is equipped with a filtering system to recirculate most of the water to the wash bay. Sludge is disposed through the process plant tailings management system.

18.3.2	Collection Ponds

Seepage collection ponds and ditching were constructed in key areas within the mine site to collect any seepage and runoff by gravity flow, with small perimeter berms to provide ample storage to contain runoff from storm events. The ponds are lined and seepage from the ponds is further inhibited through controlling the operating levels such that the pond level is maintained below the surrounding groundwater level, thus creating hydraulic containment. Pond M1, the central collection pond, receives pumped flows from the other six remote collection ponds and open pit.

Specific operating volume ranges (live storage) have been set for each pond according to the contributing catchment area. Storm reserve capacity is provided above the maximum operating water level in each pond to contain the runoff from a 100-year return EDF (24-hour duration) with no discharge to the environment. Each of the ponds has a pumping station with sufficient capacity required during normal operations and following storm events. summarizes the maximum operating volumes and EDF storage required in each pond, and the total storage capacity below the emergency spillway invert.

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Table 18-1: Collection Ponds - Existing

Aspect	Pond M1		Pond A2	Pond B1	Pond B2	Pond D1	Pond D2
Catchment Area Description	Open Pit, WRSA-C	Open Pit, WRSA-C (south)	WRSA-A	Plant Site, Ore Stockpile	WRSA-B	WRSA-D (north) (Phase 1)	WRSA-D (south) (Phase 2)
Catchment Area Size (ha)	81.9	107.8	61.5	51.1	31.2	134.1	82.3
Maximum Operating Volume (m3)	50,000	43,000	8,500	19,000	8,000	19,000	12,000
EDF Runoff Volume (m3)	4,000	103,000	34,000	37,000	15,000	128,000	79,000
Volume at Emergency Spillway Invert (m3)	54,000	146,000	42,500	56,000	23,000	147,000	91,000

The detailed design of WRSA-C's seepage collection system is underway and will require permitting. The design of the seepage collection systems for WRSA-D's southern (Phase 2) expansion and for the future WRSA-F is anticipated to commence in 2026.

The pond berms have been assigned “significant” Hazard Potential values based on the potential environmental impacts in the event of a failure. Emergency spillways have been designed to safely pass the peak flow from a 1,000-year return 24-hour storm.

18.3.3	Effluent Treatment Plant

The effluent treatment plant provides treatment of contact water from waste rock, ore, and overburden stockpiles, as well as from the historical underground workings and the open pit dewatering. The treatment reduces contaminants from the influent flow, such as total suspended solids (TSS) and metals. The plant is designed to manage a minimum treatment flow of 1,900,800 L/d (22 L/s), typical flow of 12,182,400 L/d (141 L/s), and a maximum flow of 19,008,000 L/d (220 L/s), at influent TSS levels between 200 mg/L to 2,000 mg/L and at dissolved arsenic raw water quality of up to 0.115 mg/L. The effluent treatment plant can be operated at a maximum flow rate of 19,008,000 L/d (220 L/s).

The effluent treatment plant has three steps in the water treatment train: TSS and metal removal, final filtration and neutralization, and potential future ammonia treatment. If ammonia concentrations are found through monitoring to exceed permit triggers, then a moving bed biofilm reactor or equivalent technology can be added to the treatment train upstream of the Actiflo clarifier. Ammonia is primarily from blasting residuals. Sulphate is also currently being monitored and evaluated to determine whether future treatment may be required for this parameter. Sulphate is associated with the historical workings and tailings at the site.

Sludge collected from metal and arsenic removal is sent to a geotextile sock for dewatering. The geotextile socks will be deposited in the TMF.

18.4	Waste Rock Storage and Ore Stockpiles

Waste rock storage and ore stockpiles are described in Section 16.

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18.5	Power Supply and Distribution

An onsite natural gas-fueled power plant generates both heat and power for the Mine. The designed capacity of the plant is 48 MW, and the average demand is 35.2 MW, for an operating load of 73% to 80%. Heat recovery is estimated at 5 MW thermal and is used for heating buildings.

The power plant has a total of seven 9.6 MW generators having an output voltage of 13.8 kV at 60 Hz. Five generators provide enough power to meet peak and average power demand, with two units on standby and to facilitate maintenance. The plant has a black start generator to provide power needed to start the plant after an outage. Backup power, in the event of an outage (planned or unplanned), is supplied or supplemented by portable generators.

Annual natural gas requirements for the operation of the power plant are estimated at 1,450,000 gigajoules (GJ) during ramp up, and 2,800,000 GJ at peak production. Gas is supplied from the existing TC Energy Mainline pipeline located approximately 12 km north of the Mine, and the natural gas is brought to the Mine via a new distribution pipeline.

Power is distributed to facilities further afield, such as the TMF and dewatering points, via an overhead 13.8 kV distribution line network. For the closer process facilities and support facilities, the power supply is stepped down to 4160 V and 600 V and distributed by power line, cable trays, or underground with buried utilities.

The mine site is also connected to the Hydro One power grid via 12.5 kV distribution lines supported by two Hydro One electrical substations in Geraldton of 3.7 MW and 2.0 MW capacity.

18.6	Other Infrastructure

18.6.1	Truck Maintenance Shop and Warehouse

The truck shop has eight heavy-duty maintenance bays (four bays for servicing mining haul trucks, and the other bays used for smaller support equipment, large loader, drill rigs) and a wash bay. Three 30/5 t overhead cranes service the maintenance bays. Compressed air is provided throughout the maintenance facility. Lubricants are stored in a specific enclosed area and are distributed to four reel stations. The warehouse is used to store consumables and maintenance parts. Office space is provided within the warehouse.

18.6.2	Site Mixed Emulsion Plant

The site mixed emulsion (SME) plant is located along the haul road to the TMF.

18.6.3	Sewage Treatment Plant

The sewage treatment plant is located near the process plant. It treats sewage flows from the mine site offices, mine dry building and process plant. The plant is sized to handle 300 persons at any given time, based on a design flow rate of up to 250 L/person/d and for a total estimated sewage flow of 75,000 L/d, with a maximum discharge rate not exceeding 0.9 L/s. Treated sewage effluent is co-discharged with the treated mine effluent to the Southwest Arm of Kenogamisis Lake.

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18.6.4	Fuel Supply Storage and Distribution

Fuel is stored at the process plant fuel station and the heavy-duty truck fuel station near the pit to serve light vehicles and mine equipment, respectively. The process plant fuel station includes a double-walled split tank (50,000 L diesel and 20,000 L gasoline). The heavy-duty truck fuel station has three double-walled, above-ground 50,000 L diesel storage tanks and one double-walled, above-ground 50,000 L urea storage tank. Liquid urea is used as an additive with diesel fuel to reduce nitrous oxide (NOx) emissions of the mine fleet.

A new fuel station is being designed for the TMF area to provide fuel to equipment working in the area.

18.6.5	Communications Network

A site-wide, fibre optic communications network has been installed for site communications. Cellular phone coverage is provided by a 100 m tall tower and hosts all cellular, radio and mine dispatch systems.

18.6.6	Main Access Road

The site is accessed via Trans-Canada Highway 11, approximately 275 km northeast of Thunder Bay and 600 km west of Timmins/Matheson. A dedicated site access road has been constructed off Trans-Canada Highway 11 to the administration, mineral processing, power generation, and shop facilities.

18.6.7	Assay Laboratory

Assaying requirements are divided amongst a third-party offsite arrangement for sample preparation and gold assaying, an in-house geochemical lab for digestions and assaying of other elements, and a second third party offsite laboratory for certified water analysis. Assaying services for the Mine are outsourced.

18.6.8	Administration Building

The administration offices complex is located near the process plant building and has offices, conference rooms, lunchroom, first aid station, and change rooms for both men and women.

18.6.9	Fire Protection

The process plant site fire protection system consists of two main loops that serve the wet sprinkler system for the processing plant (grinding and west plant buildings), HPGR building, crushed ore storage and reclaim tunnel facility, administration building, and truck shop. A dry section of the sprinkler system serves the crushing building (primary and secondary crushers). A perimeter fire hydrant network is installed around the plant infrastructure and process plant. The fire protection system is fed from a dedicated fire pumping station with centrally controlled automatic fire detection and alarms.

18.6.10	Security

Access to the processing, power, and administration area is secured by a remotely operated vehicle gate, controlled by security guards on 24-hour duty. The processing facilities and truck shop are monitored by CCTV surveillance. There is additional CCTV surveillance of the yard area around the processing, power, and administration areas, including the employee parking area and main gate. The gold refinery and gravity circuit area has an additional level of security.

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18.6.11	Site Camp

The camp is located on GGM-owned land approximately 2.5 km north of the process plant site on Old Arena Road near the intersection with Michael Power Boulevard. The camp currently has an average occupancy of approximately 525 persons, with a peak capacity of approximately 600 persons. The camp currently requires the collection and trucking of wastewater to a local disposal/treatment facility, but a septic field is currently designed and permitted.

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19.0	Market Studies and Contracts

19.1	Gold Price for Mineral Reserves and Mineral Resources

The gold markets are mature global markets with reputable smelters and refiners located throughout the world. Gold is a principal metal traded at spot prices for immediate delivery.

The average gold price for 2023, 2024, and 2025 was $2,593/oz.

The determination of the Mineral Resource and Mineral Reserve prices is not based on a fixed average, but rather an informed decision made by looking at the trends in gold price. The Mineral Reserve price forecast of US$2,100/oz Au provided was the base price used for mine planning and is line with the average gold price of the past three years.

The Mineral Resource price forecast of US$2,300/oz reflects Equinox Gold’s upside view of the gold price and at the same time ensures that the Mineral Resource estimate will meet the reasonable prospects for eventual economic extraction requirement.

19.2	Doré Refining and Gold Bullion Sales

GGM has a standard industry contract for the sale of gold doré. The current contract for refining doré from the Mine is as follows:

•	0.01% to 0.05% deduction

•	99.95% to 99.99% payable.

GGM has a gold bullion sales contract with Asahi Refining USA, Inc. The average selling cost (for refining and transportation) is $1.87/oz and is valid until March 31, 2026.

19.3	Contracts and Agreements

GGM has existing contracts for the supply of major consumables, including diesel fuel, electricity, cyanide, and explosives, as well as for major equipment and construction services.

19.3.1	Diesel Fuel Supply Agreement

GGM has a tri-party agreement with Imperial Oil and Long Lake #58 First Nation for fuel supply, and this agreement is valid until August 31, 2027.

19.3.2	Power (Electrical) Supply Agreement

GGM owns and operates a 56 MWe (gross) power plant at the Mine that consisting of six Wärtsilä 20V34SG natural gas-powered generators and associated auxiliaries. GGM has a service agreement with Wärtsilä Canada Inc., for optimized maintenance and operational support services. The current energy service agreement is valid until November 17, 2028.

19.3.3	Cyanide Supply Agreement

GGM has an agreement with Cyanco for solid sodium cyanide supply. This agreement is valid until December 31, 2027, and has a one-year option to renew.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

19.3.4	Explosives Supply Agreement

GGM has an agreement with Dyno Nobel Canada Inc. to supply explosives and services. The initial term of the contract is 60 months and is valid until August 22, 2028, with renewals for successive one-year periods.

19.3.5	Drill Equipment Service Agreement

GGM has an agreement with Epiroc Canada Inc. to perform maintenance and provide parts for the Epiroc-branded drill equipment. The current two-year agreement is valid until August 1, 2027.

19.3.6	Tailings Management Facility Construction Services

GGM has an agreement with Amik Ltd. (Cloutier Contracting) for TMF dam construction. The current agreement is valid until December 31, 2026.

19.3.7	Mining Equipment Support Services

GGM has a service support and parts agreement with Toromont Caterpillar, a division of Toromont Industries Ltd., for the Caterpillar-branded equipment. The current service and parts agreements are being negotiated with the intent to extend until end of 2026.

19.3.8	Comments on Market Studies and Contracts

The Qualified Persons note the following:

•	The doré produced by the mine is readily marketable. Metal prices are set corporately for Mineral Resource and Mineral Reserve estimation, and the gold price used for Mineral Resource and Mineral Reserve estimation in this Report was US$2,300/oz and US$2,100/oz, respectively.

•	The Qualified Persons have reviewed commodity pricing assumptions, marketing assumptions, and the current major contract areas and considers the information acceptable for use in estimating Mineral Reserve and Mineral Resource and in the economic analysis that supports the Mineral Reserve.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

20.0	Environmental Studies, Permitting, and Social or Community Impact

The Mine has been in operation since November 2024 with environmental programs and studies focused on compliance obligations required under the various permits, licenses, and authorizations in force since the completion of the federal Environmental Impact Statement and provincial environmental assessment (EIS/EA) processes, or that have been obtained in the period since the completion of the EIS/EA.

Consultation with stakeholders (e.g., community members, agencies, interested parties) and Indigenous communities is an integral part of the Mine. Active participation through consultation helps to achieve an open and transparent process, build trust, enhance awareness of the Mine, and strengthen the quality of results. Consultation occurred throughout Mine planning, permitting, and Mine construction, and GGM is committed to maintaining stakeholder relationships through active consultation during operations and into closure. Impact benefit agreements have been established with five Indigenous groups. Social and community considerations are described in Section 20.4. GGM is committed to continuous improvements in environmental performance and community development.

20.1	Site Environmental Conditions and Monitoring Programs

Environmental conditions and studies described in this section are based on information documented in EIS/EA baseline reports and annual regulatory submissions required under the various permits and EIS/EA conditions. The Project Development Area (PDA), which encompasses the Mine footprint and the anticipated area of physical disturbance associated with Mine construction operation, is shown in Figure 20-1.

A monitoring framework for both compliance and effects monitoring is in place and applies to all phases of the Mine life. Environmental Monitoring and Management Plans (EMMP) have been developed and outline the environmental protection measures and commitments to be carried out by GGM and its contractors and subcontractors to avoid or reduce potential adverse effects. These EMMPs outline adaptive management and contingency measures to respond to exceedances of regulatory standards related to environmental discharges or other adverse effects of the Mine. Contingency measures specific to each EMMP are implemented if regular environmental and compliance monitoring programs detect deviations from standard operating conditions that result in, or may lead to, adverse effects on worker safety or the environment.

The EMMPs are living documents that require refinement following permit amendments, modifications to monitoring programs, changes in company policies and procedures, reviews of environmental and community monitoring data, and requirements of the Mining Association of Canada’s Towards Sustainable Mining initiative and the World Gold Council’s Responsible Gold Mining Principles. Program plans are iterative by nature, and the environmental monitoring data will be used to inform adaptive management, which is a process for continuously improving environmental management practices to which GGM is committed.

Given the short duration since the start of operations at the site, the results of the monitoring program that fall under the individual EEMPS are not expected to show any significant trends.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Figure 20-1: Location of the Greenstone Gold Mine and Project Development Area (PDA)

Barton Bay (West)
To Geraldton
Barton Bay (East)
Trans-Canada Highway 11
Old Arena Road
Longacre Lake
Mosher Lake
WRSA A/C (Contingency)
Overburden Storage Area 1
MACLEOD PROVINCIAL PARK
Open Pit
WRSA A
WRSA C
Kenogamisis Lake (Central Basin)
Ore Stockpile
WRSA B
Goldfield Road
Marron Lake
SWP1
SWP2
SWP3
WRSA D
Kenogamisis Lake (Southwest Arm)
Treated Effluent Discharge Location
GFP1
GFP2
GFP3
GFP4
Goldfield Creek Diversion Pond
Temporary Bypass Channel
WRSA D (Contingency)
Overburden Storage Area 2
Overburden Storage Area 3
Emergency Spillway
TMF Quarry
TMF Barge
Seasonal Water Taking Water Line
Goldfield Lake
Lake A-321
Lake A-322
Aggregate Source (13)
Lake St. Joseph
Sioux Lookout
Lake Nipigon
Geraldton
Longlac
Project Location
Atikokan
Marathon
Thunder Bay
Neebing
Lake Superior
1:37,000

Stantec

Legend

- Project Development Area

Preliminary Site Plan

- Discharge Location
- Existing Mine Shaft
- Freshwater Intake
- Effluent Treatment Plant
- Temporary ETP Feed Pond
- TMF Barge
- Watercrossing
- Access Road
- Diversion Channel
- Emergency Spillways
- Haul Road
- Pipeline (Intake and Discharge)
- Seepage Collection Ditch
- Subsurface Seepage Collection System
- Contact Water Collection Ditch
- Tailings Pipeline and 13.8 kV Distribution Line
- Temporary Bypass Channel
- Aggregate Source
- Collection Ponds
- Sedimentation Pond
- Diversion Pond
- Open Pit- Full Extent
- Ore Stockpile
- Process Plant Area
- Tailings Management Facility
- C & D Landfill
- Waste Rock Storage Area

Highway Realignment

- New Highway 11 Alignment

Existing Features*

- Highway
- Major Road
- Local Road
- Existing Potable Water Pipeline
- Watercourse
- Provincial Park
- Waterbody

Notes

1. Coordinate System: NAD 1983 UTM Zone 16N
2. Base features produced under license with the Ontario Ministry of Natural Resources © Queen's Printer for Ontario, 2013.

* Existing Features have been removed in the PDA and do not reflect current conditions.

April 2025

Client/Project

Greenstone Gold Mines Inc. (GGM)

Master Site Plan

(Current as of January 2025)

20.1.1	Geology and Geomorphology

20.1.1.1	Physiography

The Mine lies within the Boreal Shield, a Canadian ecozone where the Canadian Shield and the boreal forest overlap. Precambrian bedrock at, or near, the surface plays an important role in shaping the biophysical landscape. Lakes, ponds, and wetlands are abundant in this landscape, and drainage patterns are typically dendritic, with sporadic angular drainage due to the presence of bedrock outcrops.

The topography is relatively flat to gently rolling, with surface elevations ranging from 375 masl in the western portion of the PDA to 335 masl along the shoreline of Kenogamisis Lake. Lower-lying areas within the PDA are characterized by swamps and ponds with poor drainage and cover approximately 35% of the PDA. The PDA is bounded to the south, east, and north by Kenogamisis Lake, which forms the main watershed in which the Mine is located. Local water features and topography were an important consideration in the siting and design of key Mine components, including the TMF, associated watercourse diversions, and the waste rock storage areas (WRSA).

20.1.1.2	Surficial Soils and Geology

The surficial soils and geology are typical of the boreal forest region overlying the Precambrian shield in northern Ontario. Soils are relatively young, exhibiting less than 10,000 years of development, comprising organic muck (approximately 36% of the PDA), well-drained brunisols over thin bedrock (comprising approximately 35% of the PDA), and poorly drained gleysols (approximately 13% of the PDA). Developed land and water make up the remaining 16% of the PDA.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Surficial geology consists of large areas of glacial till, glacial outwash, and glaciolacustrine and glaciofluvial deposits. These surficial deposits are highly variable in their presence and thickness across the site ranging up to approximately 20 m where they are present. Unique to this area is the high percentage of calcareous (carbonate-rich) substrates. Carbonates are commonly found throughout all modes of soil deposition within the PDA and surrounding area. Till and other discontinuous drift (gravelly silty sand to sandy silt) is mapped in the PDA’s northern and western portions, generally near the open pit and northern portion of the TMF. Subaqueous outwash and associated glaciolacustrine sediment (rippled, silty, fine to very fine sand; silts; and minor clay as thin interbeds) occur along the eastern portion of the PDA, primarily to the south of the open pit in the area of WRSA D and the southern portion of the TMF. Organic deposits such as peat or muck are present in wetlands and river valleys and are typically between 1 m and 3 m thick. Ice-contact glaciofluvial sediments (sand and gravel) or thick till (gravelly clayey silt to gravelly sandy silt) are located along the western boundary of the PDA and correspond to an esker that extends southwest from Mosher Lake to the eastern reaches of Goldfield Lake.

20.1.1.3	Bedrock Geology

A detailed description of the bedrock geology and controls on mineralization is presented in Section 7.0.

20.1.2	Acid Rock Drainage/Metal Leaching Potential

A comprehensive geochemical testing program of over 4,000 samples was completed as part of the environmental assessment process to characterize waste rock, ore, overburden, and tailings associated with the Mine. The Mine is in the process of establishing ongoing geochemical characterization programs for waste rock and tailings in order to confirm the findings of the environmental assessment programs.

20.1.2.1	Waste Rock

Geochemical testing results indicated that most of the predicted waste rock is non-Potentially Acid-Generating (non-PAG) (98.9%) with high carbonate content, which will have the ability to neutralize acidic drainage created by the small quantity of PAG material present in the waste rock storage areas. The minimum onset time for acidification of PAG rock has been estimated to be 70 years after exposure to the atmosphere.

The metal leaching potential of the waste rock identified arsenic, antimony, aluminum, cobalt, and uranium to be the constituents of potential concern (COPC) based on comparison to the Ontario Provincial Water Quality Objectives (PWQO). Leaching of arsenic was found to be associated with the other COPC, which allowed for a Waste Rock Management Plan (WRMP) to be developed that addresses management of materials for both potential acid rock drainage and metal leaching during operations. WRSA seepage water is collected in perimeter ditching and pumped to the TMF or site Effluent Treatment Plant (ETP) for treatment prior to discharge to Kenogamisis Lake. The seepage collection systems will be decommissioned during closure once the seepage chemistry achieves discharge quality.

GGM routinely samples waste rock and reports on its characterization deposition location as required by Mine permits. Waste rock classified as PAG or high arsenic is disposed of according to the requirements of the WRMP. The characterization of waste rock and its disposal location are reported annually as required by mine permits.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

20.1.2.2	Tailings

Geochemical characterization for the tailings estimated that 9.7% of the tailings are classified as PAG, with a minimum acidification onset time for PAG tailings of 12 years based on laboratory neutralizing-potential depletion rates. These rates are expected to be slower under field conditions due to the variability of climatic conditions compared to a controlled laboratory environment. Un-ionized ammonia, cobalt, copper, arsenic, antimony, silver, and free cyanide were identified as potential COPCs during operation based on comparison with the PWQO. Seepage through the TMF dams is collected and pumped back to the TMF during operations. The seepage collection systems will be decommissioned during closure once the seepage chemistry achieves discharge quality and seepage will be directed to the receiving environment.

20.1.3	Atmospheric Environment

The Mine has a climate typical for Northern Ontario. The nearest permanent weather monitoring station is located approximately 14 km north of the Mine at the Geraldton Airport. Weather statistics for the period 1971-2000 indicate a mean daily temperature of 3.9°C. Temperatures range between a maximum of 37°C and a minimum of -50.2°C. The mean annual rainfall is recorded at 546.4 mm, and the mean annual snowfall is 244.5 cm. On average, precipitation is recorded 167 days/year. The site maintains a weather station which measures temperature, precipitation, relative humidity, barometric pressure, wind speed, and wind direction. The site station has been correlated to the permanent station, and these data were used for the environmental impact assessment.

The Ministry of Transportation operates an aggregate quarry to the northeast of the Mine, which is primarily downgradient of prevailing winds. There are no other major industrial operations in the vicinity of the Mine, so air quality in the area is primarily influenced by mining and quarrying activities, as well as seasonal wildfires.

Air quality impacts from mining operations are related to fugitive dust from roads, material extraction, stockpiles, and loading/unloading operations. The mine uses air quality modelling during operations to identify areas for fugitive dust mitigation, in addition to a network of eight monitoring locations used to quantify dustfall from operations. Three of the eight stations are equipped to monitor PM10, PM2.5, total suspended particulates (TSP), crystalline silica, NO2, SO2, benzene and benzo[a]pyrene (B(a)P), while the remaining five stations are passive dust fall cannisters.

Results from the ambient monitoring program are reported annually as a regulatory requirement with identified periodic exceedances of the permit criterion investigated by the Mine and included in regulatory reporting. Observed exceedances have been associated with fugitive dust from haul roads, which are addressed by the Mine through the implementation of controls (e.g., reduced haulage speed, application of calcium chloride, road watering).

20.1.4	Acoustic Environment

The Mine manages noise according to its Noise and Vibration Monitoring Management Plan and maintains three noise monitoring stations to measure short and long-term noise. These stations were sited based on the presence of receptors and include two residential dwellings and the campsite at the MacLeod Provincial Park. Results of the noise monitoring program are reported annually as required by Condition 23 of the Provincial EA Notice of Approval with all exceedances of criterion being investigated.

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Results from the noise monitoring program show that exceedances at the monitoring locations are primarily due to non-mine traffic. Two potential mine-related noise exceedances were noted at the Rosedale Point monitoring location in January and June of 2025 and were attributed to road maintenance in that area.

20.1.5	Groundwater

The overburden and shallow bedrock aquifers are hydraulically connected around the Mine. Groundwater levels are generally found 1 m to 2 m below ground surface. Groundwater flow is strongly influenced by topography, which results in localized groundwater flow from topographic highs, with groundwater discharge to wetland areas or surface water features. Overall, the regional groundwater flow within overburden is to the southeast, toward Kenogamisis Lake. Significant water producing fractures or faults were not encountered during baseline studies, suggesting that significant water inflow from natural fractures or faults is not expected during open pit development. This is supported by the historical underground mining, during which significant water inflows were not identified. During closure, groundwater inflows to the open pit are predicted to form a pit lake, which will be connected to Kenogamisis Lake through a constructed channel. Modelling shows the time to fill the pit lake at approximately 147 years.

Groundwater that has been affected by historical tailings was characterized as having elevated concentrations of arsenic, cobalt, nickel, zinc, cadmium, cyanide, aluminum, and selenium relative to background. Concentrations of arsenic, aluminum, cyanide, and selenium exceeded the Ontario Drinking Water Quality Standards (ODWQS) whereas concentrations of arsenic, cobalt, cadmium, cyanide, nickel, and zinc exceeded the Canadian Council for the Ministers of the Environment Aquatic Protection Values (APV).

Groundwater potentially associated with the historical plant sites was characterized as having elevated concentrations of arsenic, aluminum, and copper. Concentrations of arsenic and aluminum exceeded the ODWQS whereas the concentration of copper exceeded the APV.

Overburden and shallow (<20 m) bedrock water in areas not impacted by historical mining areas was generally of good quality, with parameters occasionally above the Ontario Regulation 169/03 ODWQS, reflective of location conditions. Elevated concentrations of hardness, iron in 31% of samples, and manganese in 69% of samples, were consistently observed at a majority of background monitoring wells in the overburden and bedrock. These exceedances varied between well locations but are considered as being typical of overburden and shallow groundwater in this part of Ontario and are reflective of the natural mineralization and geochemical processes in the area.

Water quality for groundwater samples representing deep (> 20m) bedrock, as collected from exploration boreholes and the Mosher shaft, exceeded the ODWQS for aluminum and zinc in a single sample, iron in 16% of samples, and manganese in 89% of samples. Arsenic concentrations in deep bedrock samples exceeded the ODWQS in 21% of samples.

Groundwater monitoring is conducted at select locations around the Mine with reporting of the results submitted annually as required under Condition 7(13) of ECA No. 5354-CF8HG7 and Condition 8(5) to 8(8) of ECA No. 0735-C9PMD6. Figure 20-2 shows the location of the groundwater monitoring stations. Monitoring data collected prior to the start of mining operations are considered when evaluating the results of groundwater quality monitoring.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

The groundwater monitoring program is managed based on the Multi-Media Monitoring Plan (MMMP) and includes monitoring of groundwater levels in addition to a standard suite of groundwater quality parameters, including general chemistry cations, anions, and metals. The MMMP documents an adaptive management approach to monitoring by identifying trigger thresholds and providing alerts that will allow action plans to be implemented prior to a significant effect on the receiver waterbodies.

Other reporting requirements under the MMMP associated with groundwater are related to dewatering from historical shafts located on the Greenstone Property and the seepage collection system for the in situ MacLeod High Tailings (MHT), all of which are located north of Highway 11 on the shore of Barton Bay. The MHT seepage collection system is designed to collect and pump intercepted seepage to the Mine’s ETP and reduce impacts from historical mining on Kenogamisis Lake. During closure, the in situ MHT will be capped with an engineered cover to reduce seepage. Initially, any seepage will be directed to the open pit until the water quality improves to the point that a passive treatment system (e.g., constructed wetland) can be installed with a discharge to Barton Bay.

20.1.6	Soil Quality

Soil is managed by GGM according to the Soil Management Plan, which classifies soil into six types (Type A, A2, A3, B, C, and D). The soil classifications were developed to address impacts associated with historical mining operations at the site from petroleum hydrocarbons and polychlorinated biphenyls (PCBs).

Characterization has been completed for 11.8 Mm3 soil across the PDA: 64% (7.5 Mm3) was classified as Type A, 31% (3.6 Mm3) as Type B, 4% (0.4 Mm3) as Type C, and 1% (0.09 Mm3) as Type D. Type B and C soils are typically associated with elevated concentrations of antimony, arsenic, boron, cobalt, copper, nickel, and molybdenum. Type D non-metal parameters are predominantly petroleum hydrocarbons, with a smaller amount of PCBs. The majority of the soil remaining to be characterized is within the footprint of the open pit, where it is anticipated to be consistent with Type A and B soil, with a minor component of Type C.

An annual report detailing the results of soil management is required by Condition 9 of the provincial EA and is submitted to document the soil types, volumes, and disposal locations. Soils are classified in advance of excavation based on an area specific site investigation program.

20.1.7	Historical Tailings Quality

Mining activities associated with the historical Hardrock, MacLeod–Mosher, and Little Long Lac mines resulted in the presence of historical tailings within the PDA, which are referred to as the MacLeod tailings and Hardrock tailings. Condition 10.6 of the provincial EA Notice of Approval requires the Mine to develop and implement a Historical Tailings Management and Relocation Plan (HTMRP) for the areas in which historical tailings and overlying contaminated soils are likely to be disturbed or removed as part of Mine development. Annual reporting requirements under Condition 10.6 include detailed information for excavation and on-site deposition quantities and locations.

To date, the excavation of historical tailings is within the open pit footprint. Approximately 3.9 Mt of historical tailings have been excavated at the Mine and disposed of within the existing TMF. An additional 1.4 Mt is currently planned to be similarly excavated and disposed of over the remaining LOM into the TMF.

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20.1.8	Surface Water

20.1.8.1	Hydrology

The Mine is in the Kenogamisis River watershed, adjacent to Kenogamisis Lake. The lake covers 44.8 km2 and is long (~1 9 km) with large portions being shallow (<10 m). The lake consists of four main basins referred to here as the Southwest Arm, Barton Bay Basin, the Central Basin, and Outlet Basin. Water levels within the lake are controlled by the Kenogamisis Lake Dam with normal operating water levels ranging between 329.32 masl and 329.70 masl.

The two primary permanent watercourses in the PDA are the Southwest Arm tributary and Goldfield Creek (GFC). The Southwest Arm tributary is a second-order tributary, the main branch of which originates in a wetland that drains eastward for approximately 3.3 km before discharging into Kenogamisis Lake. GFC is a larger watercourse, with a watershed area of 32 km2. The creek originates at Goldfield Lake and drains eastward to Kenogamisis Lake. Other areas of the PDA drain towards Mosher Lake and Barton Bay and the Central Basin of Kenogamisis Lake.

Figure 20-2: Greenstone Gold Mine Water Quality Monitoring Stations

Stantec
Legend
Local Assessment Area
Regional Assessment Area
Discharge Location
Temperature/ DO Profile
Mercury and Methylmercury Monitoring
Routine Water Quality Monitoring
TMF Surface Water Stations
Trigger Threshold Surface Water Quality Stations and Routine Monitoring
Monthly Sampling for As, Co, P, Sb, U, Hg, Fe and MeHg
Monthly Sampling for As, Co, Cu, Fe, P, Sb, U, CN Free and CN Total
Monthly Sampling for As, Co, Fe, P, Sb, U
Site Plan Revised Post Final EA/EIS
New Highway 11 Alignment
Diversion Channel
Temporary By-Pass Channel Limit of Grading
Collection Ponds
Tailings Management Facility
Open Pit- Full Extent
Grade Control Structure
Inundated Area ; Backwater effect
Waste Rock Storage Area
Existing Features
Highway
Major Road
Local Road
Existing SW Arm Tributary Channel
Watercourse
Provincial Park
Waterbody
Notes
1. Coordinate System: NAD 1983 UTM Zone 16N
2. Base features produced under license with the Ontario Ministry of Natural Resources © Queen's Printer for Ontario, 2013.
Client/Project
Greenstone Gold Mines GP Inc. (GGM)
Greenstone Mine
Figure No.
20-3
Title
Master Map – GGM Water Quality Stations
Geraldton
N
48B
Trans-Canada Highway 11
Old Arena Road
Goldfield Road
Crib Road
Kenogamisis Lake (Central Basin)
Kenogamisis Lake (Outlet Basin)
Kenogamisis Lake (Southwest Arm)
Barton Bay (West)
Barton Bay (East)
WRSA A
WRSA B
WRSA C
WRSA D
Pond T1
Pond T2
Pond T3
TMF-1
TMF-2
TMF-3
TMF-4
GFP1
GFP2
GFP3
GFP4
WC-U
WC-R
WC-Q
WC-P
WC-Z
A-321
Lahtla Road
Goldfield Creek Tributary
1A
2
4
8
11
17
20
20a
21
22a
23
24
25
26
28
33
38
40
46
47
49
52
53
53A
54
54b
55
56
57
70

GFC was diverted around the TMF in November 2022 to allow for the final stages of construction and subsequent commissioning of the TMF. The GFC diversion was constructed to divert GFC and to offset aquatic habitat that the TMF overprinted. In May 2023, significant erosion of the lower reaches of the GFC diversion resulted in the release of sediment into the creek with subsequent deposition in Southwest ponds (SWP) 1 and 2, and a lesser amount of deposition in SWP 3. The sediment release resulted in orders from the Department of Fisheries and Oceans Canada (DFO) and the Ministry of the Environment, Conservation, and Parks (MECP).

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

GGM implemented immediate mitigation measures that included silt fencing, armouring some of the meanders with rock, and installing erosion and sediment control berms within the GFC diversion channel. A temporary bypass channel was designed and constructed to divert flow around the unstable portion of the GFC diversion. The temporary bypass channel was constructed as a hydraulic function and not intended for aquatic life.

GGM is working in consultation with MECP, Ministry of Natural Resources and Forestry (MNRF), Impact Assessment Agency of Canada (IAAC), DFO, and Indigenous groups, for the GFC diversion redesign and mitigation, as well as to implement measures directed in regulatory orders.

Surface water quantity is managed according to the MMMP, with annual hydrometric reporting required under Condition 8(5) of ECA No. 1846-CGYLYN. Streamflow monitoring is completed at nine watercourses while water level monitoring is conducted at an additional 12 locations. Figure 20-2 shows the location of the surface water monitoring stations. Additional water quality monitoring stations are monitored as part of fish and fish habitat programs administered by the GGM. Monitoring completed to date aligns with the results of the baseline monitoring programs.

20.1.8.2	Water Quality

Surface water quality is generally moderately hard (i.e., with a moderately high mineral content) at surface monitoring locations, with mean pH values ranging from pH 6.1 to pH 8.4 and mean total dissolved solids concentrations ranging between 88 mg/L and 1,117 mg/L, which is considered typical of northern Ontario lakes. The main COPCs in Kenogamisis Lake include arsenic and iron, which have been attributed to seepage from historical tailings deposits. Seasonal and spatial trends are evident in the data. The lowest concentrations were measured during the spring freshet and increased gradually through the summer and fall. In lakes and creeks, sampled as unaffected background or reference lakes, most metal concentrations were below Canadian Water Quality Guidelines (CWQG) and PWQO. Exceedances of the PWQO and GWQG were identified in background creeks and lakes with the number of elements exceeding varying seasonally and between locations. Background concentrations are taken into account when evaluating the results from the Mine surface water quality monitoring program. Parameters that were naturally elevated above the PWQO and CWQG in background creeks included aluminum, arsenic, iron, phosphorus, and zinc. Exceedances of the PWQO and GWQG in background lakes included aluminum, arsenic, copper, iron, and zinc.

Water quality monitoring is part of the MMMP, which includes an adaptive management framework in addition to two trigger thresholds related to increasing water quality trends. The trigger thresholds are designed to identify potential effects associated with the Mine before they have the potential to result in a significant adverse effect on the environment. The first trigger is associated with three consecutive parameter exceedances above seasonal 95th percentile baseline concentrations, with the concentration being at least five times the detection limit. Where a location already has water quality below the 95th percentile, the first trigger threshold is defined as a 10% variance above the predicted water quality for that location as determined during the environmental assessment process. The second trigger threshold is associated with an exceedance of first trigger threshold and a statistically significant upward trend for a given indicator parameter.

Annual reporting—which includes analysis of all monitoring data to determine trends, comparisons to effluent limits, and other details of the monitoring program—is required under Conditions 6, 7, and 8 of ECA No. 1846-CGYLYN. Exceedances of effluent limits are investigated in order to determine appropriate mitigative actions that can be implemented to reduce the potential for re-occurrence. Figure 20-2 shows the location of water quality monitoring stations that are included in the annual reporting.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Kenogamisis Lake is classified as a Policy 2 receiver by the Government of Ontario, which means that background water quality exceeds PWQO as a result of historical impacts. Therefore, the Mine must take all reasonable and practical measures to improve water quality for arsenic, iron, and phosphorus. Condition 12 of the provincial EA requires that the Mine implement a Policy 2 plan specific to arsenic, iron, and phosphorus. An annual report is submitted to the MECP District Manager as part of the Policy 2 Plan documenting discharges and associated loadings to that system. The annual report documents measures implemented by the Mine to reduce loadings of parameters of concern. Examples of measures implemented include upgrades to the Geraldton Sewage Treatment Plant phosphorus treatment technology, collection and treatment of Mine contact water, dewatering of the historical underground workings to stop seepage from Hardrock Shaft No. 1, and relocation of a portion of the MHT.

Mercury and methyl mercury were identified as COPC during the environmental assessment process associated with the GFC diversion channel and the inundation of wetland areas. A Mercury Monitoring Program and Management Plan (MMPMP) was developed and implemented by GGM as a requirement of Condition 15 of Order in Council 404/2019. This plan includes submission of reports following the completion of bi-annual monitoring programs. To date, the findings from the MMPMP have not identified any consistent trends indicative of increased mercury methylation associated with wetland inundation.

20.1.9	Fish and Fish Habitat

An abundance of potential spawning habitat for northern pike and yellow perch has been documented throughout most lakes. Important spawning and feeding habitat for species like walleye and lake whitefish was documented where the Kenogamisis River and Magnet Creek flow into Kenogamisis Lake. Important spawning habitat for these species may also be provided by rocky, mid-lake shoals in Kenogamisis Lake and Goldfield Lake. Moderate-sized streams, such as GFC and its main tributary, provided a variety of cover types and habitats, although riffle habitat was limited in the PDA and surrounding area. Shallow, isolated ponds, and first-order watercourses in the PDA and surrounding area are likely to freeze to the bottom in winter, limiting fish use in these types of habitat. Highly organic substrates and ice cover may also create anoxic conditions in these areas, further limiting fish distribution.

Fish species found in Kenogamisis and Goldfield lakes include walleye, lake whitefish, northern pike, yellow perch, burbot, spottail shiner, trout, perch, and blacknose shiner. No species identified were listed as federal or provincial species at risk (SAR), nor are SAR expected to occur in the area assessed as part of the aquatic assessment for the EIS/EA.

GGM implemented a Fish and Fish Habitat Follow-up Monitoring Plan to address 11 federal EIS conditions associated with monitoring for potential effects from the Mine on fish and fish habitat. In addition to the federal requirements, the GGM developed and implemented a Fish Sampling Programs and Fish Population Monitoring Plan as required by MECP in Condition 14.6 of Order in Council 404/2019. Annual reports outlining the results of monitoring and other studies must be submitted to satisfy both the federal and provincial requirements. Fish tissue samples were collected based on a before-after-control-impacted study design to evaluate impacts from the GFC diversion. Increases in mercury and methylmercury were observed in fish in the exposure zone. This effect was predicted and is expected to be temporary. Additional monitoring is planned to be conducted in subsequent years to validate the temporary nature of the mercury and methylmercury trend.

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20.1.10	Sediment Quality

Sediment samples were collected throughout the PDA and surrounding area in 2013 and 2015 to supplement sediment data collected from Kenogamisis Lake in 2011. Copper and arsenic commonly occur in sulphide-based minerals, and the Geraldton area is rich in such minerals, so some naturally elevated levels of copper, arsenic and other metals are expected. Arsenic exceeded the MECP Lowest Effect Level (LEL) in all sample replicates across the studied area in the EIS/EA, except for Wildgoose Lake. The MECP Severe Effect Level (SEL) was exceeded in replicates at several sampling stations, consisting of Lake A-322, Goldfield Lake, Mosher Lake, Barton Bay, and Central Basin of Kenogamisis Lake. Common parameters that exceeded the LEL were cadmium, chromium, copper, lead, and nickel.

A sediment monitoring program is described in the MMMP and is conducted every three years at 17 sampling locations located in seven different waterbodies. Sediment sampling was completed in 2025; however, the results were not available at the time of this report preparation. The results of the sampling are included in annual reporting for the year in which the sampling program is completed.

20.1.11	Vegetation Communities

The Mine lies on the southern boundary of the boreal forest. The boreal forest is a mix of deciduous and upland coniferous forest cover, as well as wetland coniferous swamp. Vegetation communities are predominantly coniferous with deciduous associates. White and black spruce, tamarack, balsam fir, and jack pine are common throughout the Mine Area, with frequent occurrences of deciduous vegetation communities and species, including white birch, trembling aspen, and balsam poplar.

Wetland vegetation communities occur throughout the PDA and surrounding area and are common to the boreal forest region. Anthropogenic disturbances in the Mine Area have resulted in a variety of vegetation communities, ranging from open disturbed sites showing early successional growth, to mature naturalized deciduous and coniferous forest communities. In the PDA, ecosites were approximately 40% conifer-dominated upland forest, 10% hardwood-dominated forest, 2% mixed forest, 35% swamp, and <2% open wetland (marsh, bog, and fen) communities. The remaining <1% cover was shallow open water. Disturbed ecosite types made up 11% of the PDA.

No plant SAR or species of conservation concern (SOCC) were recorded in the PDA and surrounding area during botanical inventories and are assumed not to be present in the PDA and surrounding area. No known provincially significant wetlands or provincially rare communities were identified in the PDA or surrounding area.

20.1.12	Wildlife and Wildlife Habitat

Wildlife observed in the area includes various mammals, birds, reptiles, and amphibians, which are generally common and abundant to the boreal region. Mammal species observed during baseline surveys include moose, black bear, grey wolf, red fox, lynx, pine marten, ermine, little brown myotis, northern myotis, silver-haired bat, hoary bat, striped skunk, snowshoe hare, woodchuck, red squirrel, least chipmunk, and beaver. Confirmed resident or breeding SAR and SOCC in the studied area surrounding the Mine include Canada warbler, bald eagle, eastern wood-pewee, common nighthawk, barn swallow, northern myotis, and little brown myotis. No amphibians or reptiles on the SAR or SOCC lists were recorded.

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Woodland caribou (Rangifer tarandus caribou) were not recorded, and their presence is unlikely, however, the Mine is in an area identified as critical habitat for woodland caribou (Environment Canada 2012) and is in the Caribou discontinuous distribution habitat area. Provincially significant wildlife habitat (SWH) identified within the Mine Area includes moose late-winter cover, waterfowl stopover and staging habitat (aquatic), amphibian breeding habitat, turtle wintering area, taiga alpine butterfly habitat, and waterfowl nesting habitat.

Wildlife and wildlife habitat monitoring is conducted according to the Biodiversity Management and Monitoring Plan (BMMP), which has been designed to address federal requirements related to migratory birds (e.g., barn swallows and bald eagles). The BMMP also captures provincial requirements that include wildlife observations, waterfowl monitoring, and bank swallow management in addition to the federal requirements.

20.1.13	Land and Resource Use

Existing land use in the region includes urban and rural uses, transportation, mineral exploration, and historical and current activities like logging and mining, with abundant natural landscape features. These land uses occur on a mix of patent and Crown lands. Urban uses in, and adjacent to, the Mine Area are concentrated in Geraldton and local townsites established during previous mining activities. Commercial resource activities include trapping, baitfish harvesting, guide outfitting, forestry, and mineral exploration. There are also several active and inactive aggregate mining areas in the region.

The MacLeod Provincial Park is east of the Mine across the central basin of Kenogamisis Lake. This park offers opportunities for camping, fishing, swimming, boating, canoeing, biking, picnicking, and birdwatching. Other outdoor recreation infrastructure in the Mine Area includes hiking, cross-country skiing, and snowmobile trails.

Indigenous communities fish in the lakes and rivers throughout the area. Mammals (e.g., moose, rabbit, beaver, marten) and birds (e.g., geese, ducks, grouse) are hunted and trapped by Indigenous community members. Trapping areas used by Indigenous community members occur throughout the Mine and surrounding area. Cultural sites (including trails and travel ways), sacred areas, communal gathering areas, and habitation sites are used by local Indigenous communities. These communities continue to use traditional gathering places for socializing, harvesting, or ceremonies in the Mine Area. There are no traplines in the PDA.

20.1.14	Heritage Resources

20.1.14.1Archaeological	Resources

The completed archaeological assessments concluded that no archaeological resources were found in the PDA, with no further archaeological assessments recommended.

20.1.14.2Architectural	and Historical Resources

Cultural Heritage evaluations identified 18 heritage resources situated within the PDA with only one (CHR1) of these being designated as a Cultural Heritage Resource following completion of the assessment. CHR1 is the former Mine Manager’s residence and is a two-story wood framed building located to the east of the open pit. The Mine actively monitors the residence for damage from vibrations associated with blasting.

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20.2	Environmental Approvals

20.2.1	Environmental Assessment

GGM completed a coordinated EA to address both federal and provincial EA requirements through a single process, which resulted in the filing of a single body of information (i.e., the EIS/EA document). Federal approval of the EIS/EA was received in December 2018, and provincial approval was received in March 2019. The EIS/EA was amended December 2019 to incorporate additional information, commitments, studies, reports, and modelling that were submitted after the formal submission of the EA in accordance with Condition 27 of the provincial Notice of Approval.

The federal Decision Statement was amended on February 10, 2021, February 28, 2025, and June 25, 2025, to accommodate minor design changes that occurred during the detailed design of the Mine. On July 18, 2024, the federal Minister of Environment determined that the Decision Statement issued for the Mine contained conditions that could have been included in a Decision Statement issued under subsection 65(1) of the amended Impact Assessment Act, and, therefore, the Decision Statement for the Mine was deemed to be a Decision Statement under section 65(1) of the amended Impact Assessment Act.

20.2.2	Permits and Approvals

The Mine currently has all the necessary permits and licenses in place to support ongoing operations. A comprehensive list of active permits and approvals for the current operation of the Mine is provided in Table 20-1. Permits and licenses identified without an expiry date remain in force until an application is made to revoke them.

Table 20-1: Current Permits and Approvals for the Greenstone Gold Mine.

Permit/Approval	Issue Date	Duration / Expiry (as appropriate)
Federal Approvals
Federal Decision Statement	December 10, 2018
14-HCAA-00498 MMDER Schedule 2
14-HCAA-0498 Goldfields Creek Diversion Grade Control Culverts	December 10, 2020
Provincial Approvals
Order in Council 404-2019	April 4, 2019
Ministry of Environmental Conservation and Parks – Environmental Compliance Authorizations
ECA 0735-C9PMD6 Northside and Full Scale ETP	April 25, 2022
ECA 5892-BZWFUP On-site Landfill	May 14, 2021
ECA 6354-CF8HG7 Southside	August 31, 2022
ECA 6588-CLLFPD Air and Noise	July 23, 2023
ECA 1846-CGYLYN Temporary Effluent Treatment Plant and MacLeod High Tailings Seepage	September 2, 2022
ECA 7348-C8T877 Mobile RMC Plant

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Permit/Approval	Issue Date	Duration / Expiry (as appropriate)
Ministry of Environmental Conservation and Parks – Permits to Take Water
PTTW P-300-3202796853 Northside and Full Scale ETP	April 6, 2023	November 22, 2026
PTTW 2855-BMBLGL Temporary Effluent Treatment Plant and MacLeod High Tailings Seepage	June 18, 2020	March 02, 2030
PTTW 1532-CGGG2Q Southside 1 (TMF, Aggregate Pits Goldfields Creek Diversion)	September 8, 2022	June 30, 2026
PTTW 6064-C44KSW Southside 2 (Southside 2 culvert crossings)	June 22, 2021	June 30, 2026
PTTW P-300-5187643949 Freshwater Intake	January 23, 2024	December 1, 2028
PTTW 5745-D3CKES Temporary Bypass Channel Service-Life Operations	March 21, 2024	March 31, 2029
Ministry of Natural Resources and Forestry Approvals
LRIA NPGE-2024-LRIA-0003 Goldfields Creek Diversion Dyke
LUP NP2019-0448-LUP0017 SW1 Water Intake Line on Kenogamisis Lake		July 31, 2030
LUP NP2020-0459-LUP001 Temporary ETP Discharge Line	April 8, 2020	July 31, 2030
AP 626461 Aggregate Pit S4	March 6, 2020
AP 626462 Aggregate Pit T2	March 16, 2020
AP 626463 Aggregate Pit S1	March 6, 2020
AP 626528 Aggregate Pit TMF Quarry	December 15, 2021
Letter of Approval – Extraction of Aggregates from Patent Land	January 29, 2018
Ministry of Transportation Approvals
EN-2023-61T-00000040 V1 Highway 11 Entrance to Hardrock Townsite and New OPP	September 11, 2023
EC-2023-61T-00000243 V1 13.8kV Overhead Transmission Line at Hwy 11	September 11, 2023
EC-2023-61T-00000204 V1 Greenstone Mine Sign on Hwy11	September 1, 2023
EN-2023-61T-00000028 V1 New Entrance to Access MHT	July 4, 2023
Technical Standards & Safety Authority Approvals
14047836 Natural Gas Powerhouse	August 9, 2023
8188649 Piping Registration	November 2, 2022

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Permit/Approval	Issue Date	Duration / Expiry (as appropriate)
Municipality of Greenstone Approvals (Building Permits)
B-MIN0221GGM Construction of Temporary Camp	June 7, 2021
B-MIN0221(B)GGM New Wing Addition to Temporary Camp	August 2, 2022
B-MIN0323GGM Construct O2 Supply Building	November 6, 2023
B-MIN0323GGM Ore Stockpile Dome	May 19, 2023
B-MIN0422GGM(B) Power Plant	June 23, 2022
B-MIN0721GGM Office Building and Dry	July 28, 2021
B-MIN0821GGM Sewage Treatment Plant	December 15, 2021
B-MIN0122GGM Permanent Effluent Treatment Plant	February 17, 2022
B-MIN0521GGM Reagent and Cold Storage Building	August 10, 2021
B-MIN0421GGM Construction Office Building	July 28, 2021
B-MIN0121GGM Camp Waste Structure	June 7, 2021
B-MIN0321GGM Temp – Mobile Water Treatment Plant	June 7, 2021
B-MIN0622GGM HPGR Building	August 4, 2021
B-MIN0722GGM Explosives Reagent Storage Building	November 14, 2022

Additional permit applications and amendments will be required throughout operations to account for changes since the EA process in how the Mine is developed and operated (e.g., changes in water management, water takings), or modifications to mine closure. The following permits and approvals are currently contemplated to be required in the future:

•	Environmental Compliance Authorization (ECA) and Permit To Take Water (PTTW) for SW Dam Shear Key

•	ECA for Ultimate TMF Design

•	Municipal Approval for Permanent Camp

•	Federal and provincial approvals for expansion of WRSAs to accommodate LOM volumes

•	Federal and provincial approvals for expansion of, or construction of an expanded TMF to accommodate LOM volumes and future water discharges

•	Federal and provincial approval for the detailed closure plan

The need for expansions of the WRSAs and TMF are not required until later in the mine life and, as such, the QP considers there to be sufficient time for the Mine to complete the required studies and proceed through the permitting processes. The federal approvals under the Impact Assessment Act do not trigger the threshold for being a Designated Project and as such will be addressed through the Project Change process.

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20.3	Waste and Waste Management

The Mine has implemented a Waste Management Program in accordance with its Waste Management and Contingency Plan. This management plan was developed to address federal and provincial regulatory requirements for the proper management of all waste materials to be encountered at the Mine during operations.

Waste is disposed of according to the following classifications:

•	Solid Non-Hazardous Waste (e.g., non-clean wood, concrete, non-hazardous building demolition materials)

o   Cardboard and clean wood are burned at the site. Other materials in this classification are disposed of in a permitted on-site landfill.

•	Domestic Waste (e.g., mine dry and administration building waste materials)

o   Trucked off-site for disposal in the Longlac landfill.

•	Hazardous Waste (e.g., oil, fuel, solvents, etc.)

o   Stored in a permitted waste storage and sorting facility with appropriate containment until trucked off-site for disposal by a licensed contractor to a licensed hazardous waste disposal facility.

•	Recycling

o   There is no recycling of materials at the site as the closest recycling facility is located in Thunder Bay.

Annual reporting of waste types and volumes disposed of each calendar year is submitted to the regulators.

20.4	Social and Community Considerations

20.4.1	Labour and Economy

The Northwestern Ontario economic region includes the Districts of Thunder Bay, Rainy River, and Kenora. Spatially, this is the largest economic region in the province, with the smallest population. Mining is a key component of the economy in Northwestern Ontario, with at least 18 active advanced exploration projects during 2023, as well as nine operating mines (CEDC 2026). One challenge with the growth of the mining sector is recruiting experienced and skilled workers.

GGM has implemented a hiring strategy that focuses on trying to hire at the local and regional levels. The Mine will increase employment within the region, supporting population growth and directly benefitting the economy.

20.4.2	Community Services and Infrastructure

The Town of Geraldton, centrally located in the Municipality of Greenstone, is the service support centre for the surrounding region, including government services (MNRF/Regional Fire Management), medical services (District Hospital), financial services, and retail. Key industries providing employment locally in the Municipality of Greenstone include trades; transport and equipment operations; processing, manufacturing, utilities; and agriculture and resource-based industries, including mining and forestry.

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The Mine is relatively close (<2 km) to existing municipal and provincial services, including water and wastewater, waste, transportation, power, recreational, and emergency services.

GGM operates a temporary worker camp to house approximately 600 direct and indirect employees within the boundaries of the Town of Geraldton. The camp was originally permitted as a temporary facility, however, GGM is in the process obtaining the approvals to make it a permanent facility through the LOM.

A portion of Highway 11 was realigned to allow for Mine development. The new segment of Highway 11 was commissioned in 2023. Along with the Highway 11 realignment, GGM constructed a new Ministry of Transportation Ontario garage and office building in 2023 and is planning to construct a new Ontario Provincial Police station in 2027 to replace the former station, which is located within the PDA.

20.4.3	Indigenous Engagement

Consultation with Indigenous groups and stakeholders (e.g., community members, agencies, interested parties) continues to be key to the success of the Mine. GGM has undertaken active participation through meetings, public open houses, published newsletters, and other events.

Following the federal and provincial EA processes, GGM consults regularly with five communities:

•	Animbiigoo Zaagi'igan Anishinaabek First Nation (AZA).

•	Aroland First Nation (AFN).

•	Ginoogaming First Nation (GFN).

•	Long Lake #58 First Nation (LLFN).

•	Métis Nation of Ontario (MNO).

Three long-term relationship agreements were implemented in 2020, post-EA, with the three First Nations (AZA, AFN, GFN), the LLFN, and the MNO.

The GGM Indigenous Relations team meets regularly with local Indigenous communities discussing employment, training, and procurement opportunities through the Implementation Committee (IC). The IC comprises members of each of the partnering communities and provides an ongoing forum for communication and co-operative measures for supporting Indigenous participation levels in the Mine. This provides an avenue for community members to voice concerns or questions they may have and to receive feedback from GGM. The Environmental Sub-Committee (EAS) reports to the IC and provides a forum for timely review and consultation and comment on Project Approvals and Environmental Mitigation & Monitoring Plans. The EAS considers and recommends appropriate testing, studies, or programs. Five Environmental Monitors from AFN, AZN, GFN, LLFN, and MNO actively participate in the daily operation of the GGM Environmental Department.

20.5	Closure, Decommissioning, and Reclamation

Prior to April 1, 2024, mining operations in Ontario required that a Closure Plan with Financial Assurance be submitted and approved under the Mining Act R.S.O. 1990, Chapter M.14 (amended by S.O. 2010, 18. 23); Part VII under the Act, O. Reg. 240/00 as amended, and Schedule 1 and 2, Mine Rehabilitation Code of Ontario. In 2020, GGM submitted a Closure Plan with Financial Assurance to Mines, which received approval on March 30, 2021. Since approval of the initial Closure Plan, GGM has filed two amendments:

•	December 29, 2023: amendment to account for detailed design of the TMF and other Mine infrastructure for commencement of operations.

•	August 8, 2024: amendment to include the GFC temporary bypass channel to temporarily divert water from the GFC diversion while repairs occurred to the GFC diversion.

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Effective April 1, 2024, the Building More Mines Act has made changes to the Ontario Mining Act and created Ontario Regulation 35/24 (Rehabilitation of Lands), which replaced Ontario Regulation 240/00 (Advanced Exploration, Mine Development and Closure under Part VII of the Act). Future Closure Plan amendments will be required to follow the updated regulations.

The overall objective of the Closure Plan is to ensure physical and chemical stability of the site and the document includes details on closure, including progressive rehabilitation, rehabilitation measures, monitoring, and expected site conditions following closure. Land use objectives for closure were developed during the environmental assessment process These will be reviewed and updated periodically throughout the mine life with input from Indigenous communities.

At final closure, surface openings and slopes (e.g., stockpiles, embankments) will be assessed by a qualified professional engineer(s) to determine their stability, and any areas disturbed, or likely to be disturbed, by such workings will be stabilized. All rehabilitation measures will be taken in accordance with the prescribed standards so that the use or condition of the site is restored to a condition suitable to the Director. A notice will be provided to the Director of Ministry of Mines, as per subsection 144(1) of the Mining Act, immediately following a decision to proceed to close out the site.

All equipment (mobile and fixed), buildings and other infrastructure (e.g., tanks, pipelines, and process equipment) will be dismantled and either disposed of through resale or buried in an approved location. Cleaning and decontamination of equipment will be conducted based on the operational use of the equipment in addition to sampling of residuals present at the end of operations. All reagents present on the site will be sold or shipped from site for disposal at a licensed disposal facility. Any hazardous wastes present or generated during the dismantling or decontamination of equipment and infrastructure will also be shipped from site for proper disposal. All building foundations will be demolished to within 0.5 m of the ground surface and covered with non-PAG waste rock or overburden.

Once mining is completed and open pit dewatering is terminated (end of operation and beginning of active closure), the open pit will begin to fill with water from groundwater inflow, direct precipitation, surface water runoff, and water from pond M1 and the TMF. Once the pit lake water level reaches an elevation of -140 masl (100 m deep), corresponding to the middle of Mine Year 16, fresh water will be pumped from the Southwest Arm of Kenogamisis Lake to promote the formation of a stratified pit lake. Under climate normal conditions, the filling of the open pit will take approximately 16 years after end of operation (Mine Year 15), estimated to be full by the end of Mine Year 31.

The water level in the pit lake will be controlled by an outlet channel/spillway, which connects the southern portion of the pit lake to the Southwest Arm of Kenogamisis Lake. The channel will have a gentle grade, with an upstream invert elevation of 331.0 masl, and downstream invert set at approximately 329.7 masl elevation.

The top surface of the tailings storage facility will be covered by a soil cover and revegetated to improve aesthetics, reduce the potential for surface erosion, and reduce the interaction between surface runoff and the tailings surface. Excess water in the TMF is to be pumped to Mosher No. 1 Shaft using the reclaim pipeline that was used during operation. In addition to expediting the filling of the open pit, this provides an opportunity for the final rehabilitation efforts to be carried out at the TMF and for water quality to improve. Once the open pit has been filled with water to its final water level, and the TMF water has met regulated water quality standards, it will be allowed to discharge to the environment passively through the closure spillway and monitored.

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At closure, the water in the seepage collection ponds and ditches will continue to be pumped back to the TMF, and if required, to the Mosher No. 1 shaft, until water meets acceptable discharge criteria. The TMF seepage collection system ponds may be retrofitted with constructed wetland systems if further polishing of water quality is required prior to discharge.

All WRSAs shall be rehabilitated to meet physical and chemical stability criteria. If seepage water quality from one of the contact water collection ponds is found to consistently meet effluent criteria, with or without the implementation of a constructed wetland, pumping of water to pond M1 will be stopped and the pond will be allowed to discharge as overland drainage.

Stockpiled overburden will be used for rehabilitation of the various Mine components. For the overburden placed over the historical MacLeod tailings, a minimum thickness of overburden will be maintained as required for the final cover design to reduce infiltration into the historical MacLeod tailings. Stockpile for closure is to be sourced from the stripping of Mine components during operations, and an inventory is to be maintained in order to ensure that sufficient materials are available at closure.

Revegetation will occur as soon as practical after Mine components are no longer actively used. Prior to revegetation, the ground surface will be prepared through scarification or ripping of compacted surfaces, contouring the ground surface, placing overburden, adding soil amendments to support vegetative growth, and implementing erosion protection measures to protect the soil cover until vegetation is established.

20.5.1	Financial Assurance

As defined in the Mining Act, a lessee shall provide financial assurance as part of Rehabilitation and Closure Plan prior to site development. The cost for implementing mine closure is estimated to be C$96.1 million, and assumes third party costs, no resale of scrap values, and that all materials will be treated as waste. Certain items, such as mobile equipment, may in fact have residual resale value. GGM has proposed a phased approach for the provision of Financial Assurance in a manner commensurate with the development of the Mine based on the development stages of the mine that would require rehabilitation.

20.6	Environmental Liabilities and Issues

The environmental liabilities are primarily associated with the historical mining activities and industrial land usage of the site, including:

•	Underground mine voids present within the open pit;

•	Groundwater discharges from underground workings to the receiving environment;

•	Historical tailings from the historical MacLeod and Hardrock operations; and

•	Soil contamination from historical mining areas and two legacy gas stations.

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The mitigation of the historical environmental effects is integrated into the Mine plan and includes, but are not limited to the following activities:

•	Dewatering of historical underground workings to mitigate discharges to the receiving environment.

•	Seepage collection and treatment from the portion of the MacLeod tailings located outside of the PDA.

•	Excavation of historical tailings as required with disposal in the operational TMF. To date, 3.9 Mt of tailings have been relocated; and,

•	Thermal desorption remediation of 55,000 t of hydrocarbon and PCB-impacted soils.

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21.0	Capital and Operating Costs

21.1	Capital Cost Estimates

Capital costs were estimated for the life of mine based on a mixture of quotes, first principal estimates, and operational information.

The non-sustaining capital cost is shown in Table 21-1 and is estimated to be $80.3 million for the LOM operating period.

Table 21-1: Non-Sustaining Capital Cost LOM Summary

Capital Cost—Non-Sustaining	Total Cost ($ million)
Building and Infrastructure	36.6
Project Carryover	40.4
Capitalized Development	3.4
Total Cost	80.3

Major items included in the non-sustaining capital include the relocation cost of the OPP station, rehabilitation work for the Gold Field Creek diversion and the HPGR rebuild facility.

Table 21-2 presents the sustaining capital cost, estimated to be $1,319.4 million for the LOM operating period.

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Table 21-2: Sustaining Capital Cost LOM Summary

Capital Cost—Sustaining	Total Cost ($ million)
Buildings and Infrastructure	140.2
Hardware/Software	1.5
Machinery and Equipment	48.3
Major Capital Repairs	378.6
Tailings Management Facility	461.7
Fleet Purchase	92.3
Capitalized stripping	196.8
Total Cost	1,319.4

Major items included in the sustaining capital include major capital repairs for the mining fleet, TMF expansions, shear key construction for the waste dump storage areas, new mining fleet equipment purchases, capitalized stripping, and strategic spares for the processing plant.

21.2	Operating Cost Estimates

21.2.1	Operating Costs Summary

Operating costs are summarized in Table 21-3. The operating costs include mining, processing and G&A. The average operating cost is $1,325/oz Au or $32.20/t milled over the LOM operating period.

Table 21-3: Operating Costs Summary

Category	Total Costs ($ million)
Mining	2,485
Processing	2,188
G&A	1,107
Total Operating Costs	5,781

The mine operating costs are estimated from operational historical information, budget costs and first principles. Equipment hours required to meet production needs of the LOM plan were based on productivity factors or equipment simulations. Each major piece of mining equipment has an hourly operating cost which includes operating and maintenance labour, fuel and lube, maintenance parts, tires and ground engaging tools.

The processing operating costs are estimated from operational historical information and budget costs. The processing costs include workforce, electrical power, wear parts, maintenance parts, grinding media, reagents including water treatment plant, metallurgical and geochemical laboratories, and mill general.

The power cost of site-generated power was derived from three major components: forecasted energy price (natural gas), workforce required to operate and maintain the power plant and maintenance costs over the LOM. The processing plant electrical power requirements are based on the electrical demands specified in the equipment load lists, which considers the installed power, the utilization factor, the mechanical load factor and the process availability.

The annual G&A cost is estimated from historical information and personnel requirements projected over the life of mine.

21.2.2	Operations Workforce

The operations workforce is made up of three departments:

1	Mine, including mine operations, geology, engineering, and maintenance

2	Process and power plant

3	G&A, including human resources, environment, health and safety, site services, and accounting.

The peak total operating workforce is 955 employees, as shown in Table 21-4.

Table 21-4: Peak Operations Workforce

Operations Department	Peak Workforce
Mine	613
Process Plant	201
G&A	125
Total Number of Employees	955

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22.0	Economic Analysis

This section is not required as Equinox Gold is a producing issuer, the GGM is currently in operation, and a material expansion is not included in the current Greenstone LOM Plan.

Equinox has performed an economic analysis using the Mineral Reserves and LOM Plan presented in this Technical Report and confirms the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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23.0	Adjacent Properties

Equinox maintains a significant land position in the Beardmore-Geraldton mining camp, where most of the camp’s historically explored and exploited mineral deposits are located within the boundaries of the Greenstone Mine and Beardmore project areas.

Numerous claims in the vicinity of the Greenstone Gold Property are held by a wide variety of prospectors, junior exploration, and senior, globally producing organizations (Figure 23-1).

Figure 23-1: Adjacent Properties to Greenstone Gold Mine Claims

430000
440000
450000
460000
470000
480000
490000
500000
510000
520000
530000
540000
5530000
5520000
5510000
5500000
5490000
N
Michael John Thompson
Perry Vern English
Caprock Mining Corp.
Alamos Gold Inc.
John Kevin Leliever
Laurion Mineral Exploration Inc.
Blue Jay Gold Corp.
BBG Metals Corp.
Scot Harold Halladay
Greenstone Gold Mines GP Inc.
Fortescue Canada Ltd.
0 5 10
Km
Equinox Property
Greenstone Gold Mines GP Inc.
Adjacent Properties
Alamos Gold Inc.
BBG Metals Corp.
Blue Jay Gold Corp.
Caprock Mining Corp.
Fortescue Canada Ltd.
John Kevin Leliever
Laurion Mineral Exploration Inc.
Michael John Thompson
Perry Vern English
Scot Harold Halladay
Other Properties
EQUINOX GOLD
Greenstone Gold Mine
Adjacent Properties
December 4, 2025
Spatial Reference:
NAD 1983 UTM Zone 16N

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24.0	Other Relevant Data and Information

There is potential for an underground mine adjacent to the open pit that will be evaluated in the future.

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25.0	Interpretation and Conclusions

25.1	Conclusions

A summary of the LOM results for the Greenstone Mine is presented in Table 25-1.

Table 25-1: Greenstone Mine LOM Values

Description	Unit	Values
Gold Price	$/oz	2,100
Exchange Rate	CAD/USD	1.33
Mine Life	operation years	14
Strip Ratio	W:O	4.4:1
Processing Rate	kt/d	27.0
Average Processed Grade	g/t Au	0.93
Average Gold Recovery	%	86.4
Annual Average Gold Production (2026–2036)	koz	320
Total Recovered Gold	koz	4,609

The principal conclusions by area are detailed below.

25.1.1	Geology and Mineral Resources

Greenstone Mine

•	The in-pit Measured and Indicated Mineral Resources are estimated to be 32.49 Mt at an average grade of 1.28 g/t Au for 1,335 koz of contained gold, exclusive of Mineral Reserves. In-pit Inferred Mineral Resources are estimated to be 14.85 Mt at an average grade 0.88 g/t Au for 418 koz of gold, exclusive of Mineral Reserves. The exclusive underground Indicated Mineral Resource is stated at 21.48 Mt at an average grade of 2.36 g/t Au, for 1,631 koz of contained gold, and exclusive Inferred Mineral Resources of 16.33 Mt at an average grade of 2.37 g/t Au, for 1,245 koz of contained gold.

Brookbank, Key Lake and Kailey

•	The Brookbank deposit consists of in-pit Indicated Mineral Resources of 7.19 Mt at an average grade of 1.88 g/t Au, for 434 koz of gold, and Inferred Mineral Resources of 0.15 Mt at an average grade of 0.69 g/t Au, for 3 koz of gold. The underground Indicated Mineral Resource is stated at 1.86 Mt at an average grade of 4.67 g/t Au, for 279 koz of contained gold, and Inferred Mineral Resources of 1.34 Mt at an average grade of 2.55 g/t Au, for 110 koz of contained gold.

•	The Key Lake deposit consists of in-pit Indicated Mineral Resources of 7.74 Mt at an average grade of 0.82 g/t Au, for 205 koz of contained gold, and Inferred Mineral Resources of 4.9 Mt at an average grade of 0.82 g/t Au, for 158 koz of contained gold. No underground Mineral Resources are reported at Key Lake.

•	The Kailey deposit consists of in-pit Indicated Mineral Resources of 12.04 Mt at an average grade of 0.60 g/t Au for 231 koz of contained gold and Inferred Mineral Resources of 7.76 Mt at an average grade of 0.55 g/t Au for 138 koz of contained gold. No underground Mineral Resources are reported at Kailey.

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25.1.2	Mining and Mineral Reserves

•	The Proven and Probable Mineral Reserves total 179.3 Mt at an average grade of 0.93 g/t Au, for 5,334 koz of contained gold.

•	The mining activities will occur over a period of 14-years, followed by 4.25 years of stockpile reclaim.

•	The open pit will generate 739 Mt of overburden and waste rock (inclusive of historical tailings and underground backfill), for a strip ratio of 4.4:1.

25.1.3	Metallurgical Testing and Mineral Processing

•	The process plant consists of a crushing circuit; HPGR and twin ball mill grinding circuit; pre-leach thickening, cyanide leaching; CIP circuit; carbon elution and regeneration; electrowinning and gold refining; cyanide destruction and tailings disposal.

•	The process plant was designed to treat 27,000 t/d ore and achieved first gold in May 2024. The plant was ramped up to commercial production in November 2024 and continues to operate.

•	The plant design was based on extensive metallurgical test work, conventional flowsheet to treat gold bearing ore and industry practices.

•	The overall gold recovery is based on residue gold grade algorithms based on 2025 operating data and is a function of gold, arsenic and sulphur feed grades to the plant.

25.1.4	Infrastructure

•	Power is generated onsite at a natural gas-fired power plant, with a designed capacity of 48 MW.

•	As with the other main infrastructure, the administration building, truck shop, reagent storage and explosives plant have been sized to support the mine and process operation.

•	The seepage collection system and mine-site collection ponds have been sized to handle normal flows with surface capacity for containing a 100-year return flood without discharge to the environment.

•	Goldfield Creek has been permanently diverted from the TMF to the northeast and, ultimately, to Kenogamisis Lake. The diversion dyke required for the creek diversion was designed in accordance with CDA and LRIA guidelines.

•	During the 2023 spring freshet, significant erosion of the lower portion of the realigned GFC diversion channel occurred, resulting in the transport and deposition of sediment downstream of the constructed channel. Subsequently, a bypass channel was constructed in 2024 to bypass flow around the eroded diversion channel while the realigned channel is redesigned and remediated. The bypass channel is currently regarded as a temporary feature to remain in active service until the Goldfield Creek diversion has been restored, vegetated, and considered stable to receive flow.

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•	The TMF has been designed in accordance with LRIA and CDA guidelines. The stability of the dams meets the target factors of safety required as per CDA. Tailings deposition plans have been developed to establish wide tailings beaches adjacent to the rockfill containment dams and to maintain the water pond against natural ground and away from the dams.

•	Because of the presence of GL Silt in the foundation of most of the TMF dams, the Stage 3 dam raise and the subsequent dam raises will require ground improvement measures to maintain the target factors of safety. These measures are expected to include larger downstream stability berms, a foundation shear key for the Southwest Dam, and DSM ground improvement for the West Dam.

•	With the increase of required tailings storage capacity beyond the current design capacity of the TMF, engineering concepts for possible TMF expansion opportunities or construction of a new TMF are underway.

•	Any seepage and runoff water from the TMF is pumped back into the TMF reservoir.

•	Natural foundations containing GL Silt that underlay waste rock storage area expansions may require the installation of shear keys in certain areas to obtain the target downstream Factors of Safety for the presumed post-liquefaction condition.

25.1.5	Environmental Considerations

•	Permits required for construction and early operation of the Mine have been obtained and regulatory requirements of permits have been implemented, as appropriate.

•	EMMPs have been implemented to address compliance and EIS/EA monitoring for all phases of the Mine. The collective monitoring activities associated with the Mine are used to inform adaptive management as required. The management and monitoring requirements have been incorporated into Mine plans and budgets.

•	Mitigation measures for the Goldfield Creek diversion channel have been implemented to de-risk potential additional erosion of the channel as redesign and rehabilitation of the channel continues.

•	Active consultation with stakeholders (community members, agencies and interested parties) and Indigenous communities has continued into operation of the Mine.

•	GGM has established Long Term Relationship Agreements with the five local Indigenous communities. The agreements establish increased clarity regarding GGM’s ability to develop the Mine and the Indigenous communities’ opportunity to benefit from future mining opportunities in the region, including the potential to extend the life of the Mine.

•	The Mine Closure Plan indicates that there is a potential deficit in overburden and topsoil media required for the purpose of closing the Mine.

25.1.6	Capital and Operating Costs

•	The non-sustaining capital cost is estimated to be $80.3 million for the LOM operating period. The main cost item include the relocation cost of the Ontario Provincial Police station.

•	The sustaining capital cost is estimated to be $1,319.4 million for the LOM operating period. The main cost items include major capital repairs for the mining fleet, TMF expansions, new mining fleet equipment purchases, capitalized stripping, and strategic spares for the processing plant.

•	The average operating cost is $1,325/oz Au or $32.20/t milled over the LOM operating period. The operating costs include mining, processing, and G&A.

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25.2	Risks and Opportunities

25.2.1	Risks

The following is a discussion of the key risks for the Mine with summaries of the related controls and risk mitigation strategies.

Gold Production

Arsenic and sulphur models have been created, and the results are available for each ore block within the block model to estimate the expected gold recovery from a multivariable regression analysis based on grind size, arsenic, sulphur, and gold head grades. The metallurgical regression analysis was based on the metallurgical testwork results obtained. During operations, ongoing optimization of the metallurgical performance will be carried out via leach test work, and throughput versus grind-size trade-offs will be evaluated on a regular basis in conjunction with anticipated gains from the HPGR circuit due to microcracking.

Permitting

GGM has developed a comprehensive integrated permitting schedule in coordination with all departments so that permitting requirements can be actioned in a prioritized basis. To facilitate the approval timeframes, consultation with Indigenous communities and agencies is undertaken on key permit applications prior to submission. There is still a risk of permit approval delays to be encountered based on observed approval timelines for permit applications submitted since the Mine commenced operations, but these delays are factored into the integrated permitting schedule so that operational risks can be mitigated whenever possible.

Tailings Management Facility

Risks identified in relation to the TMF are reviewed for all phases, including design, permitting, construction, and operations. The TMF design is based on significant geotechnical drilling and hydrogeological fieldwork. Periodic bathymetric surveys of the supernatant pond and the tailings beaches are performed to compare to the tailings deposition plan and to make adjustments to the future dam raise construction as required. A water balance has been developed for the TMF and is coupled with the tailings deposition plan to inform the timing of the TMF dam raises.

WSP and GGM carried out an operational risk assessment specific to dam safety aspects in 2025. Annual dam safety reviews have been performed by WSP’s EoR after substantial completion of construction of each dam raise. Formal monthly dam inspections are conducted by Equinox’s RTFE. An ITRB was established to provide oversight during the lifecycle of the TMF; this oversight is an on-going process.

A detailed Tailings Facility Construction Management Plan, including a QA/QC program, has been implemented for construction for current and future expansions of the TMF. An OMS Manual following the guidelines of the Mining Association of Canada has been put in place for the TMF.

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Pit Wall Stability

A comprehensive pit slope management program is in place by the Mine’s geotechnical engineering department to manage risks attributable to potential movement of the exposed rock faces. Rock mass failure is considered a low risk due to the high overall rock mass strength. Design elements have included a temporary wall-slope profile that allows for wider catch benches to manage overbank hazards. The final design of the pit will evolve through the mine life, considering information collected during the interim pit phases. Slope movement monitoring is also planned.

Stability of Historical Tailings

Attention to mining practices when mining proximal to the historical tailings have been implemented, especially focusing on controlling vibrations attributable to blasting activities. A monitoring program has been completed that demonstrates controlled open pit blasting should not induce porewater pressures or cause slope instability in the adjacent historical tailings deposits. Emphasis is placed on minimizing exposure of excavated tailings slopes. Rockfill will continue to be installed on the slopes following the advancement of the excavation.

Waste Dump Stability

Knowledge acquired from the design and construction of the TMF where the naturally occurring GL Silt was encountered within the dam foundations has been applied to the waste rock storage areas to plan for geotechnical foundation investigation programs to identify and characterize the GL Silt and delineate its extents within the waste dump foundations.

Water Management

The Mine is bordered on three sides by lakes and is crosscut by small streams. There are several risks associated with the use and discharge of water during operations and closure. These risks and associated treatment plans are as follows:

•	The risk of unacceptable contaminants such as arsenic seeping from the TMF, historical tailings, and waste rock storage areas has been mitigated with the installation of seepage collection ditches and collection ponds that allow for water to be collected and recycled to the process plant during operations to ensure the required water quality objectives are met. Monitoring programs are in place in order to validate the mitigation measures.

•	The risk of water ingress into the open pit is manageable based on historically low dewatering rates from the low permeability of the host rock. Pit dewatering will be maintained at a minimum of 20 m below the lowest mining bench elevation.

•	The process plant relies on water collected from the historical underground workings, the open pit, and surface drainage as its main source of fresh water, which, given the overall requirement to discharge water from the permanent effluent treatment plant, should not pose a risk of a water deficit.

•	The treated water from the effluent treatment plant is required to meet certain water-discharge criteria established for the Mine, which includes ammonia. An ammonia treatment option has been designed and permitted for the water treatment plant and will be implemented if ammonia concentrations within the pit (from explosives use) reach the given trigger threshold as defined in the permit.

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25.2.2	Opportunities

Several potential opportunities exist to further improve the overall economics and sustainability of the Mine.

Revenue-Related Potential Opportunities

•	Use of the Mine’s process plant and TMF for ore processing from other GGM properties including the Greenstone underground resource and the regional exploration projects.

•	Increasing input to the permitted 30,000 t/d from the current 27,000 t/d.

•	Connecting the natural gas power plant to the provincial electrical grid to either sell spare energy during shutdowns when excess generating capacity is available or to provide electrical stability to the grid.

•	Study the potential to economically remove magnetite from the tailings and produce a concentrate product for sale.

•	Study the potential to economically reprocess historical tailings from the Mine’s property and other nearby Equinox properties.

•	There is significant resource growth and discovery opportunity, such as open-pit expansion to the west, incorporating the underground deposit, and the regional potential.

OPEX-Related Potential Opportunities

•	The potential to blend liquid natural gas and diesel as a fuel source for the mine haul trucks. Currently, the mine fleet only uses diesel.

•	The use of new, commercially available technologies (i.e., autonomous haulage) to increase operational effectiveness and reduce costs.

•	Optimizing the existing remote-assisted drilling to achieve additional labour productivity improvements.

CAPEX-Related Potential Opportunities

•	Evaluation of used equipment with low usage to reduce capital costs.

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26.0	Recommendations

The QPs offer the following recommendations by area:

26.1	Quality Control and Quality Assessment Recommendations

1	Discontinue the use of marble as a source for quality control blank material and instead use a more siliceous material. This will not incur any additional cost, as the recommended alternative has the same unit cost as the current material.

2	Maintain a routine, statistically robust check assay program for RC grade control drilling with an ISO 17025-accredited laboratory and summarize results in future reports. The proposed cost for this work is approximately $45 k.

3	Include RPD versus Average Grade control charts as part of routine analysis of duplicate pair sampling. This will not incur additional cost.

4	Report results of Company QA/QC programs on a routine basis (e.g., quarterly) for all sample sources informing the Mineral Resource estimate. Proposed costs for fully automation of control charts are approximately $20 k.

26.2	Exploration Recommendations

1	Undertake further Mineral Resource definition drilling at Kailey, targeting the No. 9 Zone near the surface to convert existing Inferred to Indicated Mineral Resources and to discover new gold-bearing zones in the existing pit shell ($0.8 million).

2	Undertake metallurgical testwork for the Kailey deposit to confirm metallurgical recoveries assumed in the Mineral Resource estimate ($0.25 million).

3	Resample the historical drill core at Key Lake to increase the overall sample coverage and overcome the effects of previous under-sampling ($0.2 million).

26.3	Geotechnical Recommendations for Mining and Infrastructure

1	Conduct additional pit-slope geotechnical work, such as detailed review of variation in structural-fabric orientation to identify possible localized sub-domains with stronger controls on achievable bench-face angles and conduct sensitivity analyses on slope saturation and lower effective shear strength. Conduct additional laboratory testing (i.e. triaxial testing) and intact shear strength of foliation. The budget is estimated at $0.4 million.

2	For construction of the TMF Stage 3 dam raise, ground improvement measures should be performed to obtain the target downstream Factors of Safety for the presumed post-liquefaction condition. The ground improvement measures will include construction of a shear key for the Southwest Dam and deep soil mixing (DSM) for the West Dam. The proposed budget for each of these construction works is estimated to be $50 million and $20 million, respectively.

3	Perform geotechnical foundation investigation programs, including drilling and test pitting, to determine the extent of the GL Silt deposit within the footprints and engineering designs will be performed to assess the need for foundation improvements, such as shear keys. The proposed budget for these investigation programs is estimated to be $4 million. The cost of construction of the recommended foundation improvements, as required, will be determined once engineering is completed.

4	To address the shortfall of tailings storage capacity in the current design of the TMF for the LOM, evaluate concepts such as expansion of the current TMF via additional dam raises, construction of a new TMF, and/or a cyclone tailings stockpile. A multiple accounts analysis should be conducted to determine which concept is most appropriate. The proposed budget for this analysis is estimated to be $0.5 million. Once a concept is selected, a geotechnical foundation investigation program should be planned and conducted to determine the suitability of the proposed alternative. The proposed budget for this program, along with engineering and geotechnical laboratory testing, may range between $3 million to $5 million. The cost of construction of the preferred concept will be determined once engineering is completed.

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26.4	Mineral Processing and Metallurgical Testing Recommendations

1	For continued plant optimization, complete a metallurgical test work program to further understand the metallurgical response of various ore types and head grades via the existing plant flowsheet, such as:

a)	Sample characterization: Head analyses including duplicate gold by fire assay, arsenic by XRF and total sulphur and carbon by Leco analysis

b)	Mineralogy: Mineralogical characterization via microscopic and submicroscopic gold deportment studies

c)	Cyanidation test work: Standard bottle roll tests to assess the effect of grind size, pulp density, pre- aeration (dissolved oxygen range), pH range and cyanide dosage

The proposed budget for the metallurgical test work program is $180k.

26.5	Mining Engineering Recommendations

1	Evaluate the potential for starting an underground mine to increase ounces production or lengthen the mine life ($300k)

26.6	Environmental Recommendations

There are a number of recommendations related to ensuring that closure cost estimates can accurately reflect the costs at the end of the mine life.

1	The Mine Closure Plan indicates that there is a potential deficit in overburden and topsoil media required for the purpose of closing the Mine. It is recommended that the Mine incorporate better soil salvage practices into the Mine Plan in order to reduce the soil deficit as these materials would be required to be imported to the site based on the current closure prescriptions. This cost cannot be estimated as the stripping volumes and stockpile locations for each source are not available.

2	It is recommended that the Mine implement reclamation research programs to allow for optimization of the Mine Closure Plan which is considered to be conceptual at this time. The conceptual level of the Closure Plan is typical for mines at the beginning of their operational phase and is not seen as a risk to operations provided research on closure designs are advanced. The estimated cost of these programs over the life of mine is estimated to $250k.

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26.7	Mineral Resources Recommendations

3	Sample previously unsampled sections of available historical core to improve lithologic and mineralization continuity understanding and improve local grade estimations. The estimated cost of the resampling is $0.3 million.

4	Drill spacing increases at depth, reducing the confidence of the local accuracy of the model. Decrease the drill spacing at depth prior to reaching those depths with the pit development. Additional drilling would cost approximately $8 million.

5	Assays of the elements As, S, Fe, and C are sparce throughout the deposit. Assay these elements more thoroughly throughout the deposit and include them in all Au assay analyses in the future to better understand their distribution and reduce risks with mill recoveries and/or PAG/NAG classifications. Additional assaying would cost approximately $5 million.

6	One of the major 2 fold hinges of the north zone iron formation has had significant historical mining. The continuity of the mineralization in the area around and below the hinge shows signs of following both 2 folds and d3 axial planar features. Develop a drilling campaign to target below the significant historical voids and focus on determining the full nature and continuity of the mineralization of the area. This program would cost approximately $3 million.

A summary of the costs associated with each recommendation is presented in Table 26-1.

Table 26-1: Combined Cost estimate of Recommendations

Activity	Cost ($ million)
Expansion Drilling at Kailey	0.80
Metallurgical Testwork at Kailey	0.25
Resampling of Drill Core at Key Lake	0.20
Slope Analysis	0.40
Shear Keys	70.00
Waste Dumps Foundation Investigation	0.40
TMF Additional Storage Capacity Investigation	3.00 to 5.00
Metallurgical Test Work Program	0.20
UG Mine Potential	0.30
Mine Closure Cost Optimization	0.25
Resampling of Historical Core	0.30
Additional Drilling	8.00
Assays	5.00
North Zone Drilling	3.00
Total	92.10 to 94.10

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27.0	References

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Anglin, C. D., Franklin, J. M., Loveridge, W. D., Hunt, P. A., & Osterburg, S. A. 1988. Use of zircon U-Pb ages of felsic intrusive and extrusive rocks in eastern Wabigoon Subprovince, Ontario, to place constraints on base metal and gold mineralization. In Radiogenic Age and Isotopic Studies, Report 2. Energy, Mines and Resources Canada. Geological Survey of Canada Paper 88-2, pp. 109–115. https://publications.gc.ca/collections/collection_2017/rncan-nrcan/M44-88-2-eng.pdf

Barrie, C.Q. 1987. Report on an Airborne Magnetic and VLF-EM Survey Walters and Irwin Townships Thunder Bay Mining Division, Ontario. Prepared by Terraquest Ltd. for Metalore Resources Ltd. AFRI File: 42E12NE0100.

Blackburn, C. E., John, G. W., Aver, J., & Davis, D. W. 1991. Wabigoon Subprovince. In P. C. Thurston, H. R. Williams, R. H. Sutcliffe, & G. M. Scott (Eds.), Geology of Ontario. Ontario Geology Survey Publication (Special volume 4, pt. 1, pp. 303–381. https://prd-0420-geoontario-0000-blob-cge0eud7azhvfsf7.z01.azurefd.net/lrc-geology-documents/publication/SV04-01/SV04-01.pdf

Blakely, I.T. and Moreton, C. 2009. Technical Report on the Brookbank Gold Deposit, Beardmore-Geraldton Area, Northern Ontario, Canada. Prepared for Ontex Resources Ltd.

Brousseau, K., Poirier, S., Pelletier, C., St-Laurent, M., Barrett, J., Hatton, M., Fournier, J., & Murahwi, C. Z. 2014. Technical Report and Mineral Resource Estimate update for the Hardrock Deposit (according to National Instrument 43-101 and Form 43-101F1). Prepared by InnovExplo Inc. for Premier Gold Mines Limited.

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CEDC. 2026. Thunder Bay Community Economic Development Commission website. Mining - CEDC

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Chilian, A. 2001. Ontario Ministry of Development and Mines: Declaration of Assessment Work Performed on Mining Land – Submissions 2.20825. Prepared for Metalore Resources Ltd. and Ontex Resources Ltd. AFRI File: 42E12NW2012.

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CIM. 2014. Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014.

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Cleland, B. 2015. Assessment Report on the Viper Exploration Program from 2014-2015 Viper Project. Greenstone Gold Mines GP Inc. AFRI File: 20000014176.

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Dorval, A., Sirois, R., Bocking, K.A., Fraser, M., Vanier-Larrivée, N., Roy, P., Michaud, C., van Deventer, D. 2024. Technical Report on the Greenstone Gold Mine Geraldton, Ontario. Prepared for Equinox Gold Corp. Dated October 1, 2024.

Dubé, B. 2007. Greenstone-Hosted Quartz-Carbonate Vein Deposits. In W. D. Goodfellow (Ed.), Mineral Deposits of Canada: A Synthesis of Major Deposit Types, District Metallogeny, the Evolution of Geological Provinces and Exploration Methods (Geological Association of Canada, Mineral Deposits Division, Special Publication No. 5, pp. 49–73). Geological Association of Canada.

Dubé, B., Poulsen K. H., & Guha, J. 1989. The effects of layer anisotropy on auriferous shear zones: The Norbeau mine, Quebec. Economic Geology, 84, 871–878.

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Ferguson, S. A., Groen, H. A., & Haynes, R. 1971. Gold Deposits of Ontario: Part 1 Districts of Algoma, Cochrane, Kenora, Rainy River, and Thunder Bay. Ontario Division of Mines, MRC13.

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Gignac, L.P., Schlyter, G., Ménard, M., Sirois, R., Murahwi, C., Poirier, E., Roy, P., Ritchie, D., Rougier, M., Johnston., C. 2016. NI 43-101 Technical Report Hardrock Project Ontario, Canada. Prepared for Greenstone Gold Mines GP Inc., Centerra Gold Inc., Premier Gold Mines Limited.

Gignac, L.P., Sirois, R., Purchase, J., Franceschini, M., Raponi, T., Fraser, M., Ritchie, D., Davachi, M., Roy, P. 2021. NI 43-101 Technical Report Hardrock Project Ontario, Canada. Prepared for Premier Gold Mines Ltd.

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Golder Associates 2016. Hardrock Mine Open Pit Feasibility Slope Design Recommendations. Prepared for Greenstone Gold Mines.

Gray, R. S. 1994. 1994 Exploration Program Geraldton Project, Ashmore and Errington Townships, Ontario, 42 E 10. Asarco Exploration Company of Canada Limited. AFRI File: 42E10NW2008.

Hodgson, C. J. 1989. The structure of shear-related, vein-type gold deposits: A review. Ore Geology Reviews, 4(3), 231–273.

Horwood, H. C. and Pye, E. G. 1955. Geology of Ashmore Township. Sixtieth annual report of the Ontario Department of Mines, 1951 (Part 5). Ontario Geological Survey.

Jarvi, U. 1982. Report on Ore Reserves and Ore Potential Hard Rock and MacLeod-Mosher Properties, Geraldton Area, Ontario. Unpublished internal report, Mining Corporation of Canada Ltd

Jensen, K.A. 2009. Report on the Assay Results of Mining Claim 1246091, 42 E 10. Prepared for Mr. Robert Laird, P.Eng. AFRI File: 20000004229.

JKTech Pty Ltd. 2014. Revised SMC Test Report. April 2014.

Kerswill, J. A. 1993. Models for iron-formation-hosted gold deposits. In R. V. Kirkham, W. D. Sinclair, R. I. Thorpe, & J. M. Duke (Eds.), Mineral Deposit Modeling (Geological Association of Canada, Special Paper 40, pp. 171–199).

Kowalski, B. 1985a. Summary Report of the 1984-1985 Diamond Drilling Program on the Brookbank Gold Property Irwin Township, Ontario Vol. 1, 42 E 12. Metalore Resources Ltd. AFRI File: 42E12NW0080.

Kowalski, B. 1985b. Summary Report of the 1984-1985 Diamond Drilling Program on the Foxear Gold Property Irwin Township, Ontario, 42 E 12. Metalore Resources Ltd. AFRI File: 42E12NW0080.

Kowalski, B. 1985c. Report on a Geological Mapping and Magnetometer, VLF Surveys Corrigan Lake Grid Irwin and Sandra Townships, Ontario, 42 E 12. Metalore Resources Ltd. AFRI File: 42E12NW0080.

Kowalski, B. 1986. Summary Report of the 1985-86 Geological, Geophysical and Diamond Drill Program on the Cheerbourg Gold Property Irwin Tonship, Ontario, 42 E 12. Metalore Resources Ltd. AFRI File: 42E12NW0043.

Kowalski, B. 1987a. Report on the 1985-1986 Diamond Drilling Program in Irwin Township, Ontario, 42 E 12. Metalore Resources Ltd. AFRI File: 42E12NW0043.

Kowalski, B. 1987b. Report on a Magnetometer and VLF-EM Survey on the Knox Lake North Grid Irwin Township, Ontario, 42 E 12. Metalore Resources Ltd. AFRI File: 42E12NW0043.

Kowalski, B. 1987c. Report on a Magnetometer and VLF-EM Suravey on the Patter Lake North Grid Irwin and Sandra Townships, Ont, 42 E 12. Metalore Resources Ltd. AFRI File: 42E12NW0043.

Kresz, D.U. and Zayachivsky, B. 1991. Precambrian Geology, northern Long Lake Area. Ontario Geological Survey (Report 273, 77p.).

Lafrance, B., DeWolfe, J. C., and Stott, G. M. 2004. A structural reappraisal of the Beardmore-Geraldton Belt at the southern boundary of the Wabigoon Subprovince, Ontario, and implication for gold mineralization. Canadian Journal of Earth Sciences, 41, 217–235.

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Jenson, K.A. 2009. Report on the Assay Results of Mining Claim 1246091 McBean Lake Area Thunder Bay Mining Division Nipigon District Ontario. Prepared for Mr. Robert Laird, P.Eng. AFRI File: 20000004229.

Lassila, P. 1983. Report on a Geological Mapping and Magentometer Survey Tieline 17+00S Grid, Irwin Township, Ontario. Metalore Resources. AFRI File: 42E12NW0080.

Lavigne, M. J. 2009. Distribution of gold with respect to lithologies, metamorphic facies and strain state in the Beardmore-Geraldton greenstone belt (Open File Report 6241). Ontario Geological Survey.

Macdonald, A. J. 1983. Iron Formation-Gold Association: Evidence from Geraldton Area. In A. C. Colvine (Ed.), The Geology of Gold in Ontario (Miscellaneous Paper 110, pp. 75-83). Ontario Geological Survey.

Mason, J. K. and White, G. K. 1986. Gold Occurrences, Prospects, and Deposits of the Beardmore-Geraldton Area, Districts of Thunder Bay and Cochrane (Open File Report 5630). Ontario Geological Survey.

Mason, J. K. and White, G. K. 1996. Beardmore-Geraldton Resident Geologist’s District 1995. In C. L. Baker, J. A. Fyon, D. G. Laderoute, & J. W. Newsome (Eds.), Report of Activities 1995 Resident Geologists (Open File Report 5943, pp. 3–23). Ontario Geological Survey.

McClelland Laboratories, Inc. 2013. Whole Ore Cyanidation Testing—Project AF Drill Hole Reject Composites, MLI Job No. 3817. Prepared for G Mining Services Inc. September 24, 2013.

Murahwi, C. Z., Lewis, W. J., & San Martin, A. J. 2013. Technical Report on the Mineral Resource Estimates for the Hardrock, Brookbank and Key Lake Projects, Trans-Canada Property, Beardmore-Geraldton area, northern Ontario, Canada. NI 43-101 Report prepared by Micon International Limited for Premier Gold Mines Limited.

Murahwi, C. Z., Shoemaker, S. Jr., & Gowans, R. 2011. Technical Report on the Updated Mineral Resource Estimates for the Hardrock Gold Property, Geraldton, Ontario, Canada. NI 43 101 Report prepared by Micon International Limited for Premier Gold Mines Limited and Roxmark Mines Limited.

Poulsen, K. H., Robert, F., & Dubé, B. 2000. Geological classification of Canadian gold deposits (Bulletin 540). Geological Survey of Canada.

Pye, E. G. .1952. Geology of Errington Township, Little Long Lac area. Sixtieth annual report of the Ontario Department of Mines, 1951 (Part 6). Ontario Geological Survey.

Reddick, J, Srivastava, M., & Armstrong, T. 2010. Technical Report on Resource Estimates for the Hardrock Area, Hardrock Property, Northern Ontario. NI 43-101 Report prepared by Reddick Consulting Inc. for Premier Gold Mines Limited.

Robert, F. 1990. Structural setting and control of gold-quartz veins of the Val d'Or area, southeastern Abitibi subprovince. In S. E. Ho, F. Robert, & D. I. Groves (Eds.), Gold and Base-Metal Mineralization in the Abitibi subprovince, Canada, with Emphasis on the Quebec Segment (Short Course Notes, v. 24, pp. 167–210). University of Western Australia.

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Robert, F., Brommecker, R., Bourne, B.T., Dobak, P.J., McEwan, C.J., Rowe, R.R., Zhou, X. 2007. Models and Exploration Methods for Major Gold Deposit Types; in “Proceedings of Exploration 07: Fifth Decennial International Conference on Mineral Exploration”, Paper 48, edited by B. Milkereit, 2007, p. 691-711.

Robert, F., & Poulsen, K. H. 2001. Vein formation and deformation in greenstone gold deposits. In J. P. Richards, & R. M. Tosdal (Eds.), Structural Controls on Ore Genesis (Reviews in Economic Geology, v. 14, pp. 111-155). Society of Economic Geologists.

Robert, F., Poulsen, K. H., & Dubé, B. 1994. Structural analysis of lode gold deposits in deformed terranes and its application (Open File Report 2850). Geological Survey of Canada.

Rudd, J. 1999. Dighem Survey for Ontex Resources Limited Over the Beardmore-Geraldton Project. Prepared for Ontex Resources Limited by Geoterrex-Dighem. AFRI File: 42E11NW2003.

SGS Canada Inc. 2014. An Investigation into the Grindability Characteristics of Samples from the Hardrock Deposit. Report 1 (Grindability)-14117-001. August 26, 2014.

SGS Canada Inc. 2014. An Investigation into The Hardrock Deposit. Final Report-14117-001. October 8, 2014.

SGS Canada Inc. 2015. The HPGR Amenability of Samples From The Hardrock Deposit. Report 2 – Rev 1 14117 001. March 6, 2015.

SGS Canada Inc. 2019. An Investigation into Gold Recovery for the Hardrock Deposit, Final Report -17074-01. March 5, 2019.

SGS Canada Inc. 2024. Mineralogical Investigation of Feed and Tails. December 6, 2024.

Siemieniuk, S. and Clark, J.G. 2010. Drill Report on Goldstone Resources Limited’s (formerly Ontex Resources Ltd.) Brookbank Project – 2009 Drill Program. Goldstone Resources Ltd. AFRI File: 20000013695.

Sirois, R. 2018. Progress Update: Hardrock 2018 MRE. Unpublished internal report prepared by G Mining Services Ltd. for Greenstone Gold Mines GP Inc.

Smyk et al. 2005. Geology and Gold Mineralization of the Beardmore-Geraldton Greenstone Belt. Hollings, P. (Ed.), 51st Annual Meeting, Proceedings of the Institute of Lake Superior Geology, Nipigon, Ontario (Field trip guidebook, part 2, pp. 3–40). Institute of Lake Superior Geology.

Soni, A. and Steed, C. M. 2002. Crown Pillar Stability Assessment at Hardrock Gold Mine, Geraldton. Report prepared by Golder Associates Ltd. for Lac Properties Inc.

Statistics Canada. 2023. (table). Census Profile. 2021 Census of Population. Statistics Canada Catalogue no. 98-316-X2021001. Ottawa. Released November 15, 2023.
https://www12.statcan.gc.ca/census-recensement/2021/dp-pd/prof/index.cfm?Lang=E (accessed January 14, 2026).

St-Laurent, M., Barett, J. C., Poirier, S., Brousseau, K., Fournier, J., Pelletier, C., Hatton, M., & Murahwi, C. Z. 2014. Trans-Canada Property Hardrock and Brookbank Projects Preliminary Economic Assessment, NI 43- 101 Technical Report. Prepared by Stantec Consulting Ltd. for Premier Gold Mines Ltd.

Telesnicki, M. J. and Steed, C. M. 2007. Crown Pillar Stability assessment of the F-Zone Crown Pillar at the Macleod-Cockshutt property, Geraldton. Prepared by Golder Associates Ltd. for Lac Properties Inc.

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Tomlinson, K.Y., Hall, R.P., Hughes, D.J., Thurston, P.C. 1996. Geochemistry and assemblage accretion of metavolcanic rocks in the Beardmore-Geraldton greenstone belt, Superior Province. Canadian Journal of Earth Sciences (vol. 33(11): pp 1520-1533).

Tóth, Z., Lafrance, B., Dubé, B., McNicoll, V. J, & Mercier-Langevin, P. 2014b. Targeted Geoscience Initiative 4. Lode Gold Deposits in Ancient Deformed and Metamorphosed Terranes: Relative Chronology Between Hydrothermal Activity, Gold Mineralization and Deformation Events in the Geraldton Area, Northwestern Ontario. Summary of Field Work and Other Activities 2014, Open File Report 6300, pp. 40-1 to 40-10. Ontario Geological Survey.

Tóth, Z., Lafrance, B., Dubé, B., McNicoll, V. J. and Mercier-Langevin, P. 2014a. Stratigraphic and structural setting of banded-iron-formation-hosted gold mineralisation in the Geraldton area, Ontario. [Geological Association of Canada, Mineralogical Association of Canada, Fredericton 2014]. Joint Annual Meeting, Program with Abstracts (v. 37, pp. 272–273). Geological Association of Canada and Mineralogical Association of Canada.

Tóth, Z., Lafrance, B., Dubé, B., Mercier-Langevin, P. and McNicoll, V.J. 2013. Targeted Geoscience Initiative 4. Lode gold deposits in ancient deformed and metamorphosed terranes: Geological mapping and structural re-appraisal of the banded iron formation-hosted gold mineralization in the Geraldton area, Ontario. Summary of Field Work and Other Activities 2013 (Open File Report 6290, pp. 58-1 to 58-14). Ontario Geological Survey.

Tóth, Z., McNicoll, V.J., Lafrance, B., Dubé, B. Early depositional and magmatic history of the Beardmore-Geraldton Belt: Formation of a transitional accretionary belt along the Wabigoon-Quetico Subprovince boundary in the Archean Superior Craton, Canada. Precambrian Research, 371. 106579 pp.

Watson, M.I. 1975a. Final Report Exploration Assistance Contract GB-50 Irwin Township, Ontario. Lynx-Canada Explorations Ltd. AFRI File: 42E12NW0097.

Watson, M.I. 1975b. Final Report Exploration Assistance Contract G.B.-57 Irwin Township, Ontario. Lynx-Canada Explorations Ltd. AFRI File: 42E12NW0090.

Webster, B. 2001. Report on Magnetometer and VLF-EM Surveys Conducted on the Foxear Pond East and Nordic-Tallon Grids Irwin and Walters Townships Ontario, 42 E/12. Prepared by JVX Ltd. for Ontex Resources Ltd. AFRI File: 42E11NW2004.

Winter, L.D.S. 1983. Geological and Geophysical Program for Metalore Resources Limited Irwin Township Ontario, 42 E/12. Metalore Resources. AFRI File: 42E12NW0080.

WOOD. 2018. Technical Report: Geotechnical Investigation Report for Tailings Management Facility and Construction Material Borrow Areas. November 2018.

WOOD. 2018. Technical Report: Goldfield Creek Diversion Dyke Design Report. November 2018/

WOOD. 2019. Fisheries Act, Paragraph 35(2)(b) Authorization, Offset Plan and MDMER Schedule 2 Fish Habitat Compensation Plan.

WOOD. 2019. Technical Report: Tailings Management Facility Dams Till Core Deformation Analysis. April 2019.

WOOD. 2019. Waste Rock Areas Stability Update—WRA A, B, C, and D. August 15, 2019.

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28.0	Date and Signature Date

This report titled “NI 43-101 Technical Report, Greenstone Property, Ontario, Canada” with an effective date of December 31, 2025 was prepared and signed by the following authors:

(Signed & Sealed) Kelly Boychuk

Dated at Vancouver, BC	Kelly Boychuk, P.Eng., MBA
March 30, 2026

(Signed & Sealed) Scott Davidson

Dated at Vancouver, BC	Scott Davidson, M.Sc., P.Geo.
March 30, 2026

(Signed & Sealed) Niel de Bruin

Dated at Vancouver, BC	Niel de Bruin, P.Geo.
March 30, 2026

(Signed & Sealed) Philippe Lebleu

Dated at Vancouver, BC	Philippe Lebleu, P.Eng.
March 30, 2026

(Signed & Sealed) Neil Lincoln

Dated at Ottawa, ON	Neil Lincoln, P.Eng.
March 30, 2026

(Signed & Sealed) Alexander Thompson

Dated at Vancouver, BC	Alexander Thompson, P.Geo.
March 30, 2026

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29.0	Certificate of Qualified Person

29.1	Kelly Boychuk

I, Kelly Boychuk, P.Eng. MBA, as an author of this report entitled “NI 43-101 Technical Report, Greenstone Property, Ontario, Canada” with an effective date of December 31, 2025 prepared for Equinox Gold Corp., do hereby certify that:

1.	I am currently employed as SVP of Mining Infrastructure with Equinox Gold Corp. with an office at 700 West Pender Street, Suite 1501, Vancouver, B.C. V6C 1G8.

2.	I am a graduate of the University of British Columbia with both a Bachelor of Applied Science (Geological Engineering) and a Master of Business Administration.

3.	I am a registered member in good standing with Engineers and Geoscientists British Columbia (License # 20272). I have worked as a Geotechnical Engineer for a total of 35 years and primarily in the mining industry.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I last visited the Greenstone Mine on October 22 and 23, 2025.

6.	I am responsible for Sections 12.5, 18, and 26.3 of the Technical Report.

7.	I am not independent of the Issuer.

8.	I have had prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 30th day of March, 2026,

(Signed) Kelly Boychuk

Kelly Boychuk, P.Eng., MBA

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29.2	Scott Davidson

I, Scott Davidson, M.Sc., P.Geo., as an author of this report entitled “NI 43-101 Technical Report, Greenstone Property, Ontario, Canada” with an effective date of December 31, 2025 prepared for Equinox Gold Corp., do hereby certify that:

1.	I am employed as the Director Environmental Permitting & Compliance for Equinox Gold – Unit 1501 700 West Pender Street, Vancouver, BC, V6C 1G8.

2.	I graduated with a M.Sc. in Geomorphology from the University of British Columbia, located in Vancouver, British Columbia, in 1998.

3.	I am and have been registered as a Professional Geoscientist with Engineers and Geoscientists British Columbia (“EGBC”; Membership Number 23774) since 1998.

4.	I have practiced my profession as an environmental professional for 27 years since graduating in 1998 and have worked in the Mining Industry for over 25 years focused on environmental management involving permitting, operational integration, environmental compliance, management systems, mine closure, geochemistry, water quality and hydrology.

5.	I have read the definition of “Qualified Person” set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purpose of NI 43-101 and those sections of the Technical Report that I am responsible for.

6.	My most recent site visit to the Greenstone Gold Mine took place from November 13 to 21, 2025.

7.	I am responsible for Sections 12.4, 20 and 26.6 of the Technical Report.

8.	I am not independent of Equinox Gold as independence is defined in Section 1.5 of NI 43-101. I am an employee of Equinox Gold.

9.	I have read NI 43-101 and the section of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, and to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all relevant scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated 30th day of March, 2026,

(Signed) Scott Davidson

Scott Davidson, M.Sc., P.Geo.

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29.3	Niel de Bruin

I, Niel de Bruin, P.Geo, as an author of this report entitled “NI 43-101 Technical Report, Greenstone Property, Ontario, Canada” with an effective date of December 31, 2025 prepared for Equinox Gold Corp., do hereby certify that:

1.	I am currently employed as Vice President of Mineral Resources – Canada, U.S., Nicaragua and Mexico with Equinox Gold Corp., with an office at 700 W Pender St #1501, Vancouver, BC V6C 1G8.

2.	I am a graduate of the University of Free State with a Master of Science degree in Mineral Resource Management.

3.	I am a registered member in good standing with Professional Geoscientists Ontario (License #2449). I have worked as a Geologist for a total of 27 years and have relevant experience in open pit and underground mining of gold, mineral resource estimation, exploration management, QA/QC programs, and grade control.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I last visited the Greenstone Mine from September 10 to 14, 2025.

6.	I am responsible for Sections 12.1, 14, 26.1, and 26.7 of the Technical Report.

7.	I am not independent of Equinox Gold as independence is defined in Section 1.5 of NI 43-101. I am an employee of Equinox Gold.

8.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9.	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 30th day of March, 2026,

(Signed) Niel de Bruin

Niel de Bruin, P.Geo.

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29.4	Philippe Lebleu, P.Eng.

I, Philippe Lebleu, P.Eng., as an author of this report entitled “NI 43-101 Technical Report, Greenstone Property, Ontario, Canada” with an effective date of December 31, 2025 prepared for Equinox Gold Corp., do hereby certify that:

1.	I am currently employed as SVP of Technical Services with Equinox Gold Corp. with an office at 700 W Pender St #1501, Vancouver, BC V6C 1G8.

2.	I am a graduate of the Royal School of Mines with a Master of Mining Engineering.

3.	I am a registered member in good standing with Engineers and Geoscientists British Columbia (License #41544). I have worked as a Mining Engineer for a total of 25 years and have relevant experience in open pit and underground mining of gold, copper and iron ore, in mine planning, mine production, reserve estimation, technical reviews, feasibility and pre-feasibility studies, project and construction management and cost estimation.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I last visited the Greenstone Mine from November 16 to 20, 2025.

6.	I am responsible for Sections 1 to 3, 12.2, 15, 16, 19, 21, 22, 24, 25, 26.5, and 27 of the Technical Report.

7.	I am not independent of the Issuer.

8.	I have had prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 30th day of March, 2026,

(Signed) Philippe Lebleu

Philippe Leblue, P.Eng.

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

29.5	Neil Lincoln

I, Neil Lincoln, P.Eng., as an author of this report entitled “NI 43-101 Technical Report, Greenstone Property, Ontario, Canada” with an effective date of December 31, 2025 prepared for Equinox Gold Corp., do hereby certify that:

1.	I am an Independent Metallurgical Consultant located at 1565 Lords Manor Lane, Ottawa, Ontario, K4M 1K3, Canada.

2.	I graduated from the University of the Witwatersrand, South Africa, in 1994 with a Bachelor of Science in Metallurgy and Materials Engineering (Minerals Process Engineering) degree.

3.	I am a professional engineer in good standing with the Professional Engineers of Ontario (PEO) in Canada (no. 100039153).

I have practiced my profession in the mining industry continuously since graduation. I have over 30 years experience as a metallurgist and study manager. I have sufficient relevant experience having worked on numerous projects ranging from scoping studies, prefeasibility and feasibility studies to project implementation related to mineral processing plants. My mineral processing commodity and unit operations experience includes precious metals, base metals and industrial minerals covering metallurgical test work to process plant design. As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43 101. Select recent gold projects include:

•	Oko West Gold Project (Feasibility Study) for G Mining Ventures, Guyana

•	Tocantinzinho Gold Project (Feasibility Study/Detailed Design) for G Mining Ventures, Brazil

•	Cerro Blanco Gold Project (Feasibility Study) for Bluestone Resources, Guatemala

•	Island Gold Phase 3 Expansion (Detailed Design) for Alamos Gold, Ontario, Canada

•	Fruta del Norte Phase 2 Expansion (Detailed Design) for Lundin Gold, Ecuador

4.	I have read the definition of “qualified person” set out in the National Instrument 43 101 (“NI 43 101”) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a qualified person for the purposes of NI 43 101.

5.	I am responsible for Sections 12.3, 13, 17, and 26.4.

6.	I have visited the Greenstone Process Plant, several times with the last visit during November 17 to 19, 2025.

7.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections and sub-sections of the Technical Report listed in item 6 above contain all scientific and technical information that is required to be disclosed to make these sections and sub-sections of the Technical Report not misleading.

8.	I have read NI 43 101 and believe that the sections and sub-sections of the Technical Report listed in item 6 above have been prepared in accordance with NI 43 101.

9.	I have read and understand NI 43-101, and I am considered independent of the issuer as defined in section 1.5 of NI 43 101 Rules and Policies.

Dated 30th day of March, 2026,

(Signed) Neil Lincoln

Neil Lincoln, P.Eng.

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29.6	Alexander Thompson

I, Alexander Thompson, P.Geo., as an author of this report entitled “NI 43-101 Technical Report, Greenstone Property, Ontario, Canada” with an effective date of December 31, 2025 prepared for Equinox Gold Corp., do hereby certify that:

1.	I am currently employed as VP of Exploration – Canada, U.S. with Equinox Gold Corp. with an office at 700 W Pender St #1501, Vancouver, BC V6C 1G8.

2.	I am a graduate of the University of Ottawa with an Honours Bachelor of Science in Geology.

3.	I am a registered member in good standing with Professional Geoscientists Ontario (License #2597). I have worked as a Geologist for a total of 16 years and have relevant experience in open pit and underground mining of gold, exploration planning and management, structural geology, analytical QA/QC programs, grade control and resource estimation.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I last visited the Greenstone Mine from November 18 to 20, 2025.

6.	I am responsible for Sections 4 to 11, 23, and 26.2 of the Technical Report.

7.	I am not independent of the Issuer.

8.	I have had prior involvement with the property that is the subject of the Technical Report;

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 30th day of March, 2026,

(Signed) Alexander Thompson

Alexander Thompson, P.Geo.

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30.0	Appendix

Table 30-1: List of Hardrock (Kenogamisis) Property Patents, Leases and Mining Licenses of Occupation

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Rent/Tax	Royalty
LEA-108819	Lease	30-Apr-32	GGM GP INC - 100%	50.64	$151.93	Griffin Mining 1% NSR
LEA-108820	Lease	30-Apr-32	GGM GP INC - 100%	10	$29.99	Griffin Mining 1% NSR
LEA-109341	Lease	31-May-33	GGM GP INC - 100%	333.32	$999.96	Griffin Mining 1% NSR
LEA-109395	Lease	31-May-33	GGM GP INC - 100%	14.1	$42.29	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
LEA-109396	Lease	31-May-33	GGM GP INC - 100%	12.39	$37.17	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
LEA-109397	Lease	31-May-33	GGM GP INC - 100%	16.36	$49.08	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
LEA-109398	Lease	31-May-33	GGM GP INC - 100%	15.72	$47.15	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
LEA-109399	Lease	31-May-33	GGM GP INC - 100%	27.83	$83.50	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
LEA-109401	Lease	31-May-33	GGM GP INC - 100%	18.76	$56.27	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
LEA-109402	Lease	31-May-33	GGM GP INC - 100%	16.35	$49.05	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
LEA-109403	Lease	31-May-33	GGM GP INC - 100%	23.73	$71.19	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
LEA-109404	Lease	31-May-33	GGM GP INC - 100%	23.33	$70.00	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
LEA-109405	Lease	31-May-33	GGM GP INC - 100%	11.91	$35.72	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
LEA-109406	Lease	31-May-33	GGM GP INC - 100%	7.52	$22.56	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
LEA-109407	Lease	31-May-33	GGM GP INC - 100%	13.8	$41.39	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
LEA-109408	Lease	31-May-33	GGM GP INC - 100%	14.78	$44.35	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
LEA-109409	Lease	31-May-33	GGM GP INC - 100%	7.73	$23.18	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
LEA-109410	Lease	31-May-33	GGM GP INC - 100%	13.65	$40.94	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
LEA-109411	Lease	31-May-33	GGM GP INC - 100%	16.9	$50.69	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
LEA-109499	Lease	30-Nov-34	GGM GP INC - 100%	50.2	$150.60	Essar Steel Algoma 2% NSR
LEA-109765	Lease	30-Jun-39	GGM GP INC - 100%	2826.38	$8,479.14	Argonaut Gold Inc 3% NSR
LEA-109786	Lease	31-Mar-39	GGM GP INC - 100%	98.58	$295.74	Essar Steel Algoma 2% NSR
LEA-109927	Lease	31-May-41	GGM GP INC - 100%	1.04	$3.12	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
LEA-109942	Lease	30-Jun-39	GGM GP INC - 100%	6.05	$18.15	Argonaut Gold Inc 3% NSR
MLO-10025	MLO	NA	GGM GP INC - 100%	4.01	$20.03	Franco-Nevada 3% NSR

30-1

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Rent/Tax	Royalty
MLO-10145	MLO	NA	GGM GP INC - 100%	10.89	$54.43	Essar Steel Algoma 2% NSR
MLO-10147	MLO	NA	GGM GP INC - 100%	4.89	$24.43	Essar Steel Algoma 2% NSR
MLO-10148	MLO	NA	GGM GP INC - 100%	5.67	$28.33	Essar Steel Algoma 2% NSR
MLO-10149	MLO	NA	GGM GP INC - 100%	16.12	$80.62	Essar Steel Algoma 2% NSR
MLO-10220	MLO	NA	GGM GP INC - 100%	9.6	$47.98	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-10245	MLO	NA	GGM GP INC - 100%	18.2	$91.02	Franco-Nevada 3% NSR
MLO-10246	MLO	NA	GGM GP INC - 100%	12.92	$64.61	Franco-Nevada 3% NSR
MLO-10247	MLO	NA	GGM GP INC - 100%	9.61	$48.08	Franco-Nevada 3% NSR
MLO-10248	MLO	NA	GGM GP INC - 100%	14.48	$72.38	Franco-Nevada 3% NSR
MLO-10249	MLO	NA	GGM GP INC - 100%	9.28	$46.40	Franco-Nevada 3% NSR
MLO-10250	MLO	NA	GGM GP INC - 100%	11.52	$57.63	Franco-Nevada 3% NSR
MLO-10251	MLO	NA	GGM GP INC - 100%	16.65	$83.23	Franco-Nevada 3% NSR
MLO-10252	MLO	NA	GGM GP INC - 100%	24.83	$124.14	Franco-Nevada 3% NSR
MLO-10253	MLO	NA	GGM GP INC - 100%	24.19	$120.96	Franco-Nevada 3% NSR
MLO-10254	MLO	NA	GGM GP INC - 100%	16.29	$81.47	Franco-Nevada 3% NSR
MLO-10255	MLO	NA	GGM GP INC - 100%	5.15	$25.74	Franco-Nevada 3% NSR
MLO-10256	MLO	NA	GGM GP INC - 100%	4.05	$20.24	Franco-Nevada 3% NSR
MLO-10257	MLO	NA	GGM GP INC - 100%	12.27	$61.35	Franco-Nevada 3% NSR
MLO-10258	MLO	NA	GGM GP INC - 100%	7.01	$35.05	Franco-Nevada 3% NSR
MLO-10276	MLO	NA	GGM GP INC - 100%	18.1	$90.51	Franco-Nevada 3% NSR
MLO-10333	MLO	NA	GGM GP INC - 100%	15.18	$75.88	Franco-Nevada 3% NSR
MLO-10334	MLO	NA	GGM GP INC - 100%	17.24	$86.20	Franco-Nevada 3% NSR
MLO-10335	MLO	NA	GGM GP INC - 100%	15.34	$76.69	Franco-Nevada 3% NSR
MLO-10336	MLO	NA	GGM GP INC - 100%	19.14	$95.71	Franco-Nevada 3% NSR
MLO-10337	MLO	NA	GGM GP INC - 100%	18	$90.02	Franco-Nevada 3% NSR
MLO-10338	MLO	NA	GGM GP INC - 100%	16.31	$81.57	Franco-Nevada 3% NSR
MLO-10339	MLO	NA	GGM GP INC - 100%	10.97	$54.84	Franco-Nevada 3% NSR
MLO-10340	MLO	NA	GGM GP INC - 100%	16.19	$80.94	Franco-Nevada 3% NSR
MLO-10342	MLO	NA	GGM GP INC - 100%	15.01	$75.07	Franco-Nevada 3% NSR
MLO-10343	MLO	NA	GGM GP INC - 100%	22.25	$111.23	Franco-Nevada 3% NSR
MLO-10344	MLO	NA	GGM GP INC - 100%	16.8	$84.02	Franco-Nevada 3% NSR
MLO-10346	MLO	NA	GGM GP INC - 100%	22.25	$111.23	Franco-Nevada 3% NSR
MLO-10347	MLO	NA	GGM GP INC - 100%	19.92	$99.60	Franco-Nevada 3% NSR
MLO-10348	MLO	NA	GGM GP INC - 100%	17.65	$88.24	Franco-Nevada 3% NSR
MLO-10349	MLO	NA	GGM GP INC - 100%	24.59	$122.97	Franco-Nevada 3% NSR
MLO-11016	MLO	NA	GGM GP INC - 100%	4.69	$23.47	Franco-Nevada 3% NSR
MLO-11017	MLO	NA	GGM GP INC - 100%	9.43	$47.15	Franco-Nevada 3% NSR

30-2

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Rent/Tax	Royalty
MLO-11030	MLO	NA	GGM GP INC - 100%	5.14	$25.70	Franco-Nevada 3% NSR
MLO-14883	MLO	NA	GGM GP INC - 100%	15.78	$78.92	Franco-Nevada 3% NSR
MLO-3349	MLO	NA	GGM GP INC - 100%	15.85	$79.26	Franco-Nevada 3% NSR
MLO-3350	MLO	NA	GGM GP INC - 100%	13.65	$68.23	Franco-Nevada 3% NSR
MLO-3356	MLO	NA	GGM GP INC - 100%	5.44	$27.22	Franco-Nevada 3% NSR
MLO-3357	MLO	NA	GGM GP INC - 100%	4.56	$22.79	Franco-Nevada 3% NSR
MLO-3358	MLO	NA	GGM GP INC - 100%	26.89	$134.46	Franco-Nevada 3% NSR
MLO-3359	MLO	NA	GGM GP INC - 100%	2.56	$12.79	Franco-Nevada 3% NSR
MLO-3360	MLO	NA	GGM GP INC - 100%	8.11	$40.57	Franco-Nevada 3% NSR
MLO-3361	MLO	NA	GGM GP INC - 100%	14.24	$71.19	Franco-Nevada 3% NSR
MLO-3410	MLO	NA	GGM GP INC - 100%	1.98	$9.88	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-3411	MLO	NA	GGM GP INC - 100%	6.03	$30.15	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-3413	MLO	NA	GGM GP INC - 100%	11.96	$59.82	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-3414	MLO	NA	GGM GP INC - 100%	9.06	$45.33	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-3415	MLO	NA	GGM GP INC - 100%	7.03	$35.13	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-3416	MLO	NA	GGM GP INC - 100%	9.42	$47.11	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-3418	MLO	NA	GGM GP INC - 100%	1.78	$8.91	Franco-Nevada 3% NSR
MLO-3419	MLO	NA	GGM GP INC - 100%	24.81	$124.06	Franco-Nevada 3% NSR
MLO-3420	MLO	NA	GGM GP INC - 100%	16.19	$80.94	Franco-Nevada 3% NSR
MLO-3421	MLO	NA	GGM GP INC - 100%	16.41	$82.03	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-3422	MLO	NA	GGM GP INC - 100%	12.58	$62.89	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-3423	MLO	NA	GGM GP INC - 100%	8.9	$44.52	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-3424	MLO	NA	GGM GP INC - 100%	20.01	$100.04	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-3425	MLO	NA	GGM GP INC - 100%	8.76	$43.79	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-3428	MLO	NA	GGM GP INC - 100%	13.11	$65.54	Franco-Nevada 3% NSR
MLO-3429	MLO	NA	GGM GP INC - 100%	6.39	$31.97	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-3430	MLO	NA	GGM GP INC - 100%	3.22	$16.09	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-3431	MLO	NA	GGM GP INC - 100%	23.08	$115.40	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-3432	MLO	NA	GGM GP INC - 100%	18.83	$94.13	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-3436	MLO	NA	GGM GP INC - 100%	4.73	$23.66	Franco-Nevada 3% NSR

30-3

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Rent/Tax	Royalty
MLO-3441	MLO	NA	GGM GP INC - 100%	26.91	$134.56	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-3457	MLO	NA	GGM GP INC - 100%	12.3	$61.49	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-3467	MLO	NA	GGM GP INC - 100%	12.11	$60.54	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-3468	MLO	NA	GGM GP INC - 100%	16.72	$83.59	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-3680	MLO	NA	GGM GP INC - 100%	9.19	$45.97	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-3681	MLO	NA	GGM GP INC - 100%	4.79	$23.96	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
MLO-3780	MLO	NA	GGM GP INC - 100%	11.57	$57.83	Franco-Nevada 3% NSR
MLO-3781	MLO	NA	GGM GP INC - 100%	23.08	$115.40	Franco-Nevada 3% NSR
MLO-3782	MLO	NA	GGM GP INC - 100%	16.45	$82.25	Franco-Nevada 3% NSR
MLO-3783	MLO	NA	GGM GP INC - 100%	6.77	$33.83	Franco-Nevada 3% NSR
PAT-15207	Patent	NA	GGM GP INC - 100%	17.82	$71.29	Unique Broadband 3% NSR
PAT-15208	Patent	NA	GGM GP INC - 100%	18.68	$74.74	Unique Broadband 3% NSR
PAT-15209	Patent	NA	GGM GP INC - 100%	21.87	$87.49	Unique Broadband 3% NSR
PAT-15210	Patent	NA	GGM GP INC - 100%	16.38	$65.51	Unique Broadband 3% NSR
PAT-15211	Patent	NA	GGM GP INC - 100%	14.37	$57.50	Unique Broadband 3% NSR
PAT-15212	Patent	NA	GGM GP INC - 100%	19.02	$76.08	Unique Broadband 3% NSR
PAT-15213	Patent	NA	GGM GP INC - 100%	17.48	$69.93	Unique Broadband 3% NSR
PAT-15214	Patent	NA	GGM GP INC - 100%	25.21	$100.85	Unique Broadband 3% NSR
PAT-15215	Patent	NA	GGM GP INC - 100%	28.09	$112.34	Unique Broadband 3% NSR
PAT-15216	Patent	NA	GGM GP INC - 100%	14.1	$56.40	Unique Broadband 3% NSR
PAT-15217	Patent	NA	GGM GP INC - 100%	17.18	$68.70	Unique Broadband 3% NSR
PAT-15218	Patent	NA	GGM GP INC - 100%	18.47	$73.86	Unique Broadband 3% NSR
PAT-15219	Patent	NA	GGM GP INC - 100%	12.23	$48.92	Unique Broadband 3% NSR
PAT-15220	Patent	NA	GGM GP INC - 100%	20.98	$83.92	Unique Broadband 3% NSR
PAT-15221	Patent	NA	GGM GP INC - 100%	19.83	$79.32	Unique Broadband 3% NSR
PAT-15222	Patent	NA	GGM GP INC - 100%	14.12	$56.46	Unique Broadband 3% NSR
PAT-15223	Patent	NA	GGM GP INC - 100%	18.56	$74.24	Unique Broadband 3% NSR
PAT-15224	Patent	NA	GGM GP INC - 100%	23.62	$94.47	Unique Broadband 3% NSR
PAT-15225	Patent	NA	GGM GP INC - 100%	16.13	$64.52	Essar Steel Algoma 2% NSR
PAT-15226	Patent	NA	GGM GP INC - 100%	15.26	$61.03	Essar Steel Algoma 2% NSR
PAT-15227	Patent	NA	GGM GP INC - 100%	15.26	$61.03	Essar Steel Algoma 2% NSR
PAT-15228	Patent	NA	GGM GP INC - 100%	14.22	$56.87	Essar Steel Algoma 2% NSR
PAT-15229	Patent	NA	GGM GP INC - 100%	14.42	$57.68	Essar Steel Algoma 2% NSR
PAT-15230	Patent	NA	GGM GP INC - 100%	16.23	$64.91	Essar Steel Algoma 2% NSR
PAT-15231	Patent	NA	GGM GP INC - 100%	21.14	$84.55	Essar Steel Algoma 2% NSR

30-4

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Rent/Tax	Royalty
PAT-15232	Patent	NA	GGM GP INC - 100%	5.26	$21.04	Essar Steel Algoma 2% NSR
PAT-15233	Patent	NA	GGM GP INC - 100%	15.3	$61.20	Essar Steel Algoma 2% NSR
PAT-15234	Patent	NA	GGM GP INC - 100%	12.41	$49.65	Essar Steel Algoma 2% NSR
PAT-15235	Patent	NA	GGM GP INC - 100%	15.84	$63.36	Essar Steel Algoma 2% NSR
PAT-15236	Patent	NA	GGM GP INC - 100%	9.98	$39.92	Essar Steel Algoma 2% NSR
PAT-15237	Patent	NA	GGM GP INC - 100%	13.68	$54.73	Essar Steel Algoma 2% NSR
PAT-15238	Patent	NA	GGM GP INC - 100%	14.34	$57.35	Essar Steel Algoma 2% NSR
PAT-15239	Patent	NA	GGM GP INC - 100%	14.1	$56.38	Essar Steel Algoma 2% NSR
PAT-15240	Patent	NA	GGM GP INC - 100%	23.11	$92.43	Essar Steel Algoma 2% NSR
PAT-15241	Patent	NA	GGM GP INC - 100%	14.66	$58.63	Essar Steel Algoma 2% NSR
PAT-15242	Patent	NA	GGM GP INC - 100%	14.02	$56.07	Essar Steel Algoma 2% NSR
PAT-15243	Patent	NA	GGM GP INC - 100%	9.49	$37.94	Essar Steel Algoma 2% NSR
PAT-15244	Patent	NA	GGM GP INC - 100%	9.4	$37.60	Essar Steel Algoma 2% NSR
PAT-15245	Patent	NA	GGM GP INC - 100%	6.92	$27.70	Essar Steel Algoma 2% NSR
PAT-15246	Patent	NA	GGM GP INC - 100%	6.85	$27.39	Essar Steel Algoma 2% NSR
PAT-15247	Patent	NA	GGM GP INC - 100%	13.37	$53.48	Essar Steel Algoma 2% NSR
PAT-15248	Patent	NA	GGM GP INC - 100%	15.16	$60.64	Essar Steel Algoma 2% NSR
PAT-15475	Patent	NA	GGM GP INC - 100%	40.43	$161.73	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
PAT-15476	Patent	NA	GGM GP INC - 100%	36.05	$144.21	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
PAT-15477	Patent	NA	GGM GP INC - 100%	36.71	$146.84	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
PAT-15478	Patent	NA	GGM GP INC - 100%	45.12	$180.49	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
PAT-15479	Patent	NA	GGM GP INC - 100%	31.08	$124.32	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
PAT-15480	Patent	NA	GGM GP INC - 100%	28	$112.02	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
PAT-15481	Patent	NA	GGM GP INC - 100%	21.73	$86.93	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
PAT-15482	Patent	NA	GGM GP INC - 100%	14.41	$57.63	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
PAT-15483	Patent	NA	GGM GP INC - 100%	6.92	$27.68	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
PAT-15484	Patent	NA	GGM GP INC - 100%	20.15	$80.61	Placer Dome Inc. 2.25% NSR (Key Lake Exploration 2% NSR)
PAT-15494	Patent	NA	GGM GP INC - 100%	16.8	$67.19	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15495	Patent	NA	GGM GP INC - 100%	6.77	$27.06	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15496	Patent	NA	GGM GP INC - 100%	7.82	$31.28	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15498	Patent	NA	GGM GP INC - 100%	10.52	$42.09	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)

30-5

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Rent/Tax	Royalty
PAT-15500	Patent	NA	GGM GP INC - 100%	17.4	$69.60	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15501	Patent	NA	GGM GP INC - 100%	11.79	$47.17	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15502	Patent	NA	GGM GP INC - 100%	3.43	$13.73	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15503	Patent	NA	GGM GP INC - 100%	0.9	$3.59	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15504	Patent	NA	GGM GP INC - 100%	5.12	$20.46	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15505	Patent	NA	GGM GP INC - 100%	2.37	$9.48	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15506	Patent	NA	GGM GP INC - 100%	3.48	$13.92	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15507	Patent	NA	GGM GP INC - 100%	5.18	$20.72	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15508	Patent	NA	GGM GP INC - 100%	3.55	$14.20	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15509	Patent	NA	GGM GP INC - 100%	11.61	$46.44	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15510	Patent	NA	GGM GP INC - 100%	6.77	$27.08	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15511	Patent	NA	GGM GP INC - 100%	18.03	$72.13	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15512	Patent	NA	GGM GP INC - 100%	13.69	$54.76	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15513	Patent	NA	GGM GP INC - 100%	11.77	$47.07	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15514	Patent	NA	GGM GP INC - 100%	22.88	$91.52	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15515	Patent	NA	GGM GP INC - 100%	14.25	$57.00	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15516	Patent	NA	GGM GP INC - 100%	7.4	$29.59	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15517	Patent	NA	GGM GP INC - 100%	11.38	$45.50	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15518	Patent	NA	GGM GP INC - 100%	28.79	$115.14	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15519	Patent	NA	GGM GP INC - 100%	5.43	$21.71	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15520	Patent	NA	GGM GP INC - 100%	11.35	$45.40	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15521	Patent	NA	GGM GP INC - 100%	19.85	$79.40	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15522	Patent	NA	GGM GP INC - 100%	5.67	$22.66	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15523	Patent	NA	GGM GP INC - 100%	13.68	$54.71	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15524	Patent	NA	GGM GP INC - 100%	16.32	$65.28	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15525	Patent	NA	GGM GP INC - 100%	5.79	$23.15	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)

30-6

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Rent/Tax	Royalty
PAT-15526	Patent	NA	GGM GP INC - 100%	12.95	$51.80	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15527	Patent	NA	GGM GP INC - 100%	16.62	$66.50	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-15528	Patent	NA	GGM GP INC - 100%	24.69	$98.74	Franco-Nevada 3% NSR
PAT-15529	Patent	NA	GGM GP INC - 100%	8.42	$33.67	Franco-Nevada 3% NSR
PAT-15530	Patent	NA	GGM GP INC - 100%	14.81	$59.24	Franco-Nevada 3% NSR
PAT-15532	Patent	NA	GGM GP INC - 100%	20.11	$80.45	Franco-Nevada 3% NSR
PAT-15533	Patent	NA	GGM GP INC - 100%	6.43	$25.70	Franco-Nevada 3% NSR
PAT-15534	Patent	NA	GGM GP INC - 100%	15.47	$61.88	Franco-Nevada 3% NSR
PAT-15535	Patent	NA	GGM GP INC - 100%	2.42	$9.66	Franco-Nevada 3% NSR
PAT-15536	Patent	NA	GGM GP INC - 100%	9.55	$38.19	Franco-Nevada 3% NSR
PAT-15537	Patent	NA	GGM GP INC - 100%	17.45	$69.80	Franco-Nevada 3% NSR
PAT-15538	Patent	NA	GGM GP INC - 100%	7.85	$31.40	Franco-Nevada 3% NSR
PAT-15539	Patent	NA	GGM GP INC - 100%	14.84	$59.34	Franco-Nevada 3% NSR
PAT-15540	Patent	NA	GGM GP INC - 100%	9.34	$37.38	Franco-Nevada 3% NSR
PAT-15541	Patent	NA	GGM GP INC - 100%	20.14	$80.55	Franco-Nevada 3% NSR
PAT-15542	Patent	NA	GGM GP INC - 100%	22.55	$90.18	Franco-Nevada 3% NSR
PAT-15543	Patent	NA	GGM GP INC - 100%	13.59	$54.36	Franco-Nevada 3% NSR
PAT-15544	Patent	NA	GGM GP INC - 100%	7.48	$29.92	Franco-Nevada 3% NSR
PAT-15545	Patent	NA	GGM GP INC - 100%	11.72	$46.88	Franco-Nevada 3% NSR
PAT-15546	Patent	NA	GGM GP INC - 100%	17.12	$68.47	Franco-Nevada 3% NSR
PAT-15547	Patent	NA	GGM GP INC - 100%	16.19	$64.75	Franco-Nevada 3% NSR
PAT-15548	Patent	NA	GGM GP INC - 100%	16.19	$64.75	Franco-Nevada 3% NSR
PAT-15549	Patent	NA	GGM GP INC - 100%	16.19	$64.75	Franco-Nevada 3% NSR
PAT-15550	Patent	NA	GGM GP INC - 100%	16.19	$64.75	Franco-Nevada 3% NSR
PAT-15551	Patent	NA	GGM GP INC - 100%	16.19	$64.75	Franco-Nevada 3% NSR
PAT-15552	Patent	NA	GGM GP INC - 100%	16.19	$64.75	Franco-Nevada 3% NSR
PAT-15553	Patent	NA	GGM GP INC - 100%	16.19	$64.75	Franco-Nevada 3% NSR
PAT-15554	Patent	NA	GGM GP INC - 100%	16.19	$64.75	Franco-Nevada 3% NSR
PAT-15555	Patent	NA	GGM GP INC - 100%	15.18	$60.70	Franco-Nevada 3% NSR
PAT-15556	Patent	NA	GGM GP INC - 100%	15.82	$63.29	Franco-Nevada 3% NSR
PAT-15557	Patent	NA	GGM GP INC - 100%	15.86	$63.46	Franco-Nevada 3% NSR
PAT-15558	Patent	NA	GGM GP INC - 100%	16.19	$64.75	Franco-Nevada 3% NSR
PAT-15559	Patent	NA	GGM GP INC - 100%	14.25	$56.98	Franco-Nevada 3% NSR
PAT-15560	Patent	NA	GGM GP INC - 100%	14.85	$59.41	Franco-Nevada 3% NSR
PAT-15561	Patent	NA	GGM GP INC - 100%	16.84	$67.34	Franco-Nevada 3% NSR
PAT-15562	Patent	NA	GGM GP INC - 100%	17.16	$68.64	Franco-Nevada 3% NSR
PAT-15563	Patent	NA	GGM GP INC - 100%	15.74	$62.97	Franco-Nevada 3% NSR

30-7

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Rent/Tax	Royalty
PAT-15564	Patent	NA	GGM GP INC - 100%	14.37	$57.46	Franco-Nevada 3% NSR
PAT-15565	Patent	NA	GGM GP INC - 100%	21.25	$84.98	Franco-Nevada 3% NSR
PAT-15611	Patent	NA	GGM GP INC - 100%	17.69	$70.77	Franco-Nevada 3% NSR
PAT-15612	Patent	NA	GGM GP INC - 100%	15.71	$62.86	Franco-Nevada 3% NSR
PAT-15613	Patent	NA	GGM GP INC - 100%	20.32	$81.29	Franco-Nevada 3% NSR
PAT-15614	Patent	NA	GGM GP INC - 100%	23.89	$95.56	Franco-Nevada 3% NSR
PAT-15615	Patent	NA	GGM GP INC - 100%	13.21	$52.85	Franco-Nevada 3% NSR
PAT-15616	Patent	NA	GGM GP INC - 100%	15.98	$63.92	Franco-Nevada 3% NSR
PAT-15617	Patent	NA	GGM GP INC - 100%	15.4	$61.59	Franco-Nevada 3% NSR
PAT-15618	Patent	NA	GGM GP INC - 100%	11.95	$47.80	Franco-Nevada 3% NSR
PAT-15619	Patent	NA	GGM GP INC - 100%	11.05	$44.19	Franco-Nevada 3% NSR
PAT-15620	Patent	NA	GGM GP INC - 100%	16.54	$66.16	Franco-Nevada 3% NSR
PAT-15621	Patent	NA	GGM GP INC - 100%	10.15	$40.58	Franco-Nevada 3% NSR
PAT-15622	Patent	NA	GGM GP INC - 100%	12.95	$51.82	Franco-Nevada 3% NSR
PAT-15623	Patent	NA	GGM GP INC - 100%	13.39	$53.56	Franco-Nevada 3% NSR
PAT-15624	Patent	NA	GGM GP INC - 100%	18.69	$74.77	Franco-Nevada 3% NSR
PAT-15625	Patent	NA	GGM GP INC - 100%	24.21	$96.85	Franco-Nevada 3% NSR
PAT-15626	Patent	NA	GGM GP INC - 100%	20.52	$82.07	Franco-Nevada 3% NSR
PAT-15627	Patent	NA	GGM GP INC - 100%	19.01	$76.05	Franco-Nevada 3% NSR
PAT-15628	Patent	NA	GGM GP INC - 100%	25.26	$101.04	Franco-Nevada 3% NSR
PAT-15629	Patent	NA	GGM GP INC - 100%	17	$67.99	Franco-Nevada 3% NSR
PAT-15630	Patent	NA	GGM GP INC - 100%	16.04	$64.15	Franco-Nevada 3% NSR
PAT-15631	Patent	NA	GGM GP INC - 100%	2.66	$10.62	Franco-Nevada 3% NSR
PAT-15632	Patent	NA	GGM GP INC - 100%	19.68	$78.70	Franco-Nevada 3% NSR
PAT-15634	Patent	NA	GGM GP INC - 100%	3.24	$12.97	Franco-Nevada 3% NSR
PAT-15635	Patent	NA	GGM GP INC - 100%	16.39	$65.56	Franco-Nevada 3% NSR
PAT-15636	Patent	NA	GGM GP INC - 100%	23.67	$94.70	Franco-Nevada 3% NSR
PAT-15637	Patent	NA	GGM GP INC - 100%	19.86	$79.45	Franco-Nevada 3% NSR
PAT-15638	Patent	NA	GGM GP INC - 100%	3.46	$13.82	Franco-Nevada 3% NSR
PAT-15640	Patent	NA	GGM GP INC - 100%	28.17	$112.70	Franco-Nevada 3% NSR
PAT-15641	Patent	NA	GGM GP INC - 100%	21.07	$84.29	Franco-Nevada 3% NSR
PAT-15643	Patent	NA	GGM GP INC - 100%	22.77	$91.09	Franco-Nevada 3% NSR
PAT-15644	Patent	NA	GGM GP INC - 100%	22.39	$89.55	Franco-Nevada 3% NSR
PAT-15645	Patent	NA	GGM GP INC - 100%	25.75	$102.98	Franco-Nevada 3% NSR
PAT-15646	Patent	NA	GGM GP INC - 100%	19.28	$77.12	Franco-Nevada 3% NSR
PAT-15647	Patent	NA	GGM GP INC - 100%	6.77	$27.08	Franco-Nevada 3% NSR
PAT-15648	Patent	NA	GGM GP INC - 100%	17.17	$68.67	Franco-Nevada 3% NSR
PAT-15649	Patent	NA	GGM GP INC - 100%	24.31	$97.24	Franco-Nevada 3% NSR

30-8

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Rent/Tax	Royalty
PAT-15650	Patent	NA	GGM GP INC - 100%	22.02	$88.08	Franco-Nevada 3% NSR
PAT-15651	Patent	NA	GGM GP INC - 100%	20.5	$81.99	Franco-Nevada 3% NSR
PAT-15652	Patent	NA	GGM GP INC - 100%	16.8	$67.21	Franco-Nevada 3% NSR
PAT-15653	Patent	NA	GGM GP INC - 100%	26.87	$107.47	Franco-Nevada 3% NSR
PAT-15654	Patent	NA	GGM GP INC - 100%	4.29	$17.16	Franco-Nevada 3% NSR
PAT-15655	Patent	NA	GGM GP INC - 100%	14.94	$59.76	Franco-Nevada 3% NSR
PAT-15656	Patent	NA	GGM GP INC - 100%	17.27	$69.07	Franco-Nevada 3% NSR
PAT-15657	Patent	NA	GGM GP INC - 100%	19.25	$76.99	Franco-Nevada 3% NSR
PAT-15658	Patent	NA	GGM GP INC - 100%	24.65	$98.60	Franco-Nevada 3% NSR
PAT-15659	Patent	NA	GGM GP INC - 100%	16.62	$66.46	Franco-Nevada 3% NSR
PAT-15660	Patent	NA	GGM GP INC - 100%	21.52	$86.08	Franco-Nevada 3% NSR
PAT-15661	Patent	NA	GGM GP INC - 100%	19.1	$76.39	Franco-Nevada 3% NSR
PAT-15662	Patent	NA	GGM GP INC - 100%	16.06	$64.25	Franco-Nevada 3% NSR
PAT-15663	Patent	NA	GGM GP INC - 100%	8.73	$34.92	Franco-Nevada 3% NSR
PAT-15664	Patent	NA	GGM GP INC - 100%	21.39	$85.55	Franco-Nevada 3% NSR
PAT-15665	Patent	NA	GGM GP INC - 100%	4.78	$19.13	Franco-Nevada 3% NSR
PAT-17566	Patent	NA	CS RES LTD. - 37.5%, GGM GP INC. - 37.5%, ALCOA LTD. - 25%	4.97	$19.90	Griffin Mining 1% NSR
PAT-17567	Patent	NA	CS RES LTD. - 37.5%, GGM GP INC. - 37.5%, ALCOA LTD. - 25%	21.81	$87.25	Griffin Mining 1% NSR
PAT-41207	Patent	NA	CS RES LTD. - 37.5%, GGM GP INC. - 37.5%, ALCOA LTD. - 25%	27.55	$110.21	Griffin Mining 1% NSR
PAT-41256	Patent	NA	CS RES LTD. - 37.5%, GGM GP INC. - 37.5%, ALCOA LTD. - 25%	0.41	$1.62	Griffin Mining 1% NSR
PAT-50453	Patent	NA	CS RES LTD. - 37.5%, GGM GP INC. - 37.5%, ALCOA LTD. - 25%	23.96	$95.83	Griffin Mining 1% NSR
PAT-50454	Patent	NA	CS RES LTD. - 37.5%, GGM GP INC. - 37.5%, ALCOA LTD. - 25%	23.55	$94.21	Griffin Mining 1% NSR
PAT-50455	Patent	NA	CS RES LTD. - 37.5%, GGM GP INC. - 37.5%, ALCOA LTD. - 25%	9.24	$36.94	Griffin Mining 1% NSR
PAT-50456	Patent	NA	CS RES LTD. - 37.5%, GGM GP INC. - 37.5%, ALCOA LTD. - 25%	12.51	$50.04	Griffin Mining 1% NSR
PAT-50457	Patent	NA	CS RES LTD. - 37.5%, GGM GP INC. - 37.5%, ALCOA LTD. - 25%	25.86	$103.44	Griffin Mining 1% NSR
PAT-50458	Patent	NA	CS RES LTD. - 37.5%, GGM GP INC. - 37.5%, ALCOA LTD. - 25%	14.97	$59.89	Griffin Mining 1% NSR

30-9

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Rent/Tax	Royalty
PAT-50459	Patent	NA	CS RES LTD. - 37.5%, GGM GP INC. - 37.5%, ALCOA LTD. - 25%	1.34	$5.37	Griffin Mining 1% NSR
PAT-50460	Patent	NA	CS RES LTD. - 37.5%, GGM GP INC. - 37.5%, ALCOA LTD. - 25%	12.58	$50.31	Griffin Mining 1% NSR
PAT-50622	Patent	NA	GGM GP INC - 100%	3.48	$13.92	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-50623	Patent	NA	GGM GP INC - 100%	6.99	$27.94	Franco-Nevada 3% NSR, Essar Steel Algoma Inc. (5% NPI)
PAT-50624	Patent	NA	GGM GP INC - 100%	16.67	$66.69	Franco-Nevada 3% NSR
PAT-50625	Patent	NA	GGM GP INC - 100%	25.97	$103.89	Franco-Nevada 3% NSR
PAT-50626	Patent	NA	GGM GP INC - 100%	3	$11.98	Franco-Nevada 3% NSR
PAT-51193	Patent	NA	GGM GP INC - 100%	23.67	$94.70	Franco-Nevada 3% NSR

Table 30-2: Hardrock (or Kenogamisis) Property Cell Claims

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
111103	BCMC	6-Oct-26	(100) GGM GP INC.	2.98	$200	-
111309	BCMC	15-May-26	(100) GGM GP INC.	6.21	$200	-
111819	BCMC	15-Nov-26	(100) GGM GP INC.	16.77	$200	Argonaut Gold Inc 3% NSR
141756	BCMC	6-Oct-26	(100) GGM GP INC.	7.34	$200	-
147257	BCMC	23-Oct-26	(100) GGM GP INC.	8.08	$200	-
147258	BCMC	23-Oct-26	(100) GGM GP INC.	2.82	$200	-
148230	BCMC	1-Oct-26	(100) GGM GP INC.	3.28	$200	-
148290	BCMC	23-Oct-26	(100) GGM GP INC.	2.07	$200	-
152047	BCMC	6-Oct-26	(100) GGM GP INC.	3.43	$200	-
171291	BCMC	15-Nov-26	(100) GGM GP INC.	14.44	$200	Argonaut Gold Inc 3% NSR
175678	BCMC	15-Nov-26	(100) GGM GP INC.	13.52	$200	Argonaut Gold Inc 3% NSR
176836	BCMC	1-Oct-26	(100) GGM GP INC.	8.06	$200	-
196544	BCMC	15-Nov-26	(100) GGM GP INC.	13.54	$200	Argonaut Gold Inc 3% NSR
196545	BCMC	15-Nov-26	(100) GGM GP INC.	16.43	$200	Argonaut Gold Inc 3% NSR
205367	BCMC	15-May-26	(100) GGM GP INC.	6.17	$200	-
209919	BCMC	15-May-26	(100) GGM GP INC.	7.37	$200	-
217289	BCMC	15-May-26	(100) GGM GP INC.	10.35	$200	-
220819	BCMC	15-Nov-26	(100) GGM GP INC.	6.43	$200	Argonaut Gold Inc 3% NSR
221966	BCMC	15-Oct-26	(100) GGM GP INC.	4.18	$200	-
237815	BCMC	11-Jan-26	(100) GGM GP INC.	1.08	$200	-
242936	BCMC	1-Oct-26	(100) GGM GP INC.	9.1	$200	-
247226	BCMC	15-May-26	(100) GGM GP INC.	5	$200	-
254502	BCMC	4-Apr-26	(100) GGM GP INC.	4.14	$200	-

30-10

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
263261	BCMC	15-Nov-26	(100) GGM GP INC.	13.53	$200	Argonaut Gold Inc 3% NSR
266561	BCMC	4-Apr-26	(100) GGM GP INC.	0.49	$200	-
270518	BCMC	15-Nov-26	(100) GGM GP INC.	10.56	$200	Argonaut Gold Inc 3% NSR
305197	BCMC	15-May-26	(100) GGM GP INC.	7.38	$200	-
315351	BCMC	15-Oct-26	(100) GGM GP INC.	1.14	$200	-
321246	BCMC	15-May-26	(100) GGM GP INC.	2.99	$200	-
324020	BCMC	11-Jan-26	(100) GGM GP INC.	2.76	$200	-
332984	BCMC	15-May-26	(100) GGM GP INC.	6.13	$200	-
103936	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
103938	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
106945	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
107393	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
107394	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
108919	SCMC	1-Oct-26	(100) GGM GP INC.	20.6	$200	-
109716	SCMC	5-Jun-26	(100) GGM GP INC.	20.92	$400	-
109820	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
110261	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
110262	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
110263	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
110377	SCMC	6-Oct-26	(100) GGM GP INC.	0.24	$200	-
110378	SCMC	6-Oct-26	(100) GGM GP INC.	20.89	$400	-
110379	SCMC	6-Oct-26	(100) GGM GP INC.	17.08	$400	-
110906	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
111104	SCMC	6-Oct-26	(100) GGM GP INC.	20.79	$200	-
111794	SCMC	4-Apr-26	(100) GGM GP INC.	2.71	$400	-
111795	SCMC	4-Apr-26	(100) GGM GP INC.	20.92	$400	-
111818	SCMC	15-Nov-26	(100) GGM GP INC.	0.08	$400	Argonaut Gold Inc 3% NSR
111903	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
112275	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
112566	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
112899	SCMC	4-Apr-26	(100) GGM GP INC.	20.92	$400	-
113202	SCMC	12-Jun-26	(100) GGM GP INC.	9.25	$400	-
113203	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
114130	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
119202	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
119203	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
119204	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
119206	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-

30-11

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
120189	SCMC	1-Oct-26	(100) GGM GP INC.	0.21	$200	-
120567	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
120570	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
120571	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
120849	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
122005	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
122282	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
123976	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
125395	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
127499	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
128083	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
129244	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
130638	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
130639	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
130640	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
130863	SCMC	13-Nov-26	(100) GGM GP INC.	0.31	$200	-
131017	SCMC	1-Oct-26	(100) GGM GP INC.	11.27	$200	-
131721	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
132444	SCMC	6-Oct-26	(100) GGM GP INC.	20.89	$400	-
132445	SCMC	6-Oct-26	(100) GGM GP INC.	20.89	$400	-
132446	SCMC	6-Oct-26	(100) GGM GP INC.	2.48	$200	-
133535	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
133536	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
135058	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
135059	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
136482	SCMC	15-Nov-26	(100) GGM GP INC.	10.1	$200	Argonaut Gold Inc 3% NSR
136902	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
137259	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
137260	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
137832	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
137833	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
138282	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
140714	SCMC	13-Nov-26	(100) GGM GP INC.	17.11	$200	-
141757	SCMC	6-Oct-26	(100) GGM GP INC.	20.89	$400	-
141935	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
142550	SCMC	15-Nov-26	(100) GGM GP INC.	15.69	$200	Argonaut Gold Inc 3% NSR
143293	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
143305	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-

30-12

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
143788	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
143789	SCMC	4-Apr-26	(100) GGM GP INC.	20.92	$400	-
143967	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
146117	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
146118	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
146984	SCMC	5-Jun-26	(100) GGM GP INC.	20.92	$400	-
146985	SCMC	5-Jun-26	(100) GGM GP INC.	20.92	$400	-
148231	SCMC	1-Oct-26	(100) GGM GP INC.	20.9	$400	-
148289	SCMC	23-Oct-26	(100) GGM GP INC.	17.29	$200	-
148404	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
148405	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
148902	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
148903	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
151237	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
151871	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
151923	SCMC	15-Nov-26	(100) GGM GP INC.	20.01	$400	Argonaut Gold Inc 3% NSR
151924	SCMC	15-Nov-26	(100) GGM GP INC.	14.72	$400	Argonaut Gold Inc 3% NSR
153265	SCMC	15-May-26	(100) GGM GP INC.	20.89	$400	-
153266	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
153267	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
156042	SCMC	15-Nov-26	(100) GGM GP INC.	4.25	$400	Argonaut Gold Inc 3% NSR
156760	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
156761	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
157310	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
157905	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
159047	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
159049	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
161980	SCMC	12-Jun-26	(100) GGM GP INC.	2.74	$400	-
163178	SCMC	15-Oct-26	(100) GGM GP INC.	7.25	$200	-
163182	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
163183	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
163184	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
163185	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
165411	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
165658	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
166083	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
166084	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
167185	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-

30-13

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
168494	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
169352	SCMC	4-Apr-26	(100) GGM GP INC.	20.92	$400	-
170566	SCMC	21-Sep-26	(100) GGM GP INC.	2.32	$400	-
170679	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
171292	SCMC	15-Nov-26	(100) GGM GP INC.	20.9	$400	Argonaut Gold Inc 3% NSR
171293	SCMC	15-Nov-26	(100) GGM GP INC.	20.9	$400	Argonaut Gold Inc 3% NSR
171958	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
172032	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
172035	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
172036	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
174090	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
174165	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
174166	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
175580	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
177498	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
177499	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
178582	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
178744	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
180226	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
180227	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
180842	SCMC	6-Oct-26	(100) GGM GP INC.	3.61	$200	-
182106	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
184196	SCMC	1-Oct-26	(100) GGM GP INC.	3.39	$200	-
184600	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
184601	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
185133	SCMC	6-Oct-26	(100) GGM GP INC.	19.33	$200	-
185531	SCMC	5-Jun-26	(100) GGM GP INC.	20.5	$400	-
185532	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
185533	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
186517	SCMC	15-May-26	(100) GGM GP INC.	20.89	$400	-
187676	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
187677	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
187809	SCMC	4-Apr-26	(100) GGM GP INC.	2.69	$400	-
190319	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
190320	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
192133	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
192134	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
192733	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-

30-14

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
192734	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
193542	SCMC	5-Jun-26	(100) GGM GP INC.	20.92	$400	-
193543	SCMC	5-Jun-26	(100) GGM GP INC.	20.92	$400	-
193544	SCMC	5-Jun-26	(100) GGM GP INC.	20.92	$400	-
193545	SCMC	5-Jun-26	(100) GGM GP INC.	20.92	$400	-
195095	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
195346	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
196349	SCMC	1-Oct-26	(100) GGM GP INC.	15.11	$400	-
196527	SCMC	12-Jun-26	(100) GGM GP INC.	2.72	$400	-
197020	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
197021	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
197212	SCMC	6-Oct-26	(100) GGM GP INC.	0.38	$200	-
197451	SCMC	2-Nov-26	(100) GGM GP INC.	0.62	$200	-
199321	SCMC	4-Apr-26	(100) GGM GP INC.	20.92	$400	-
199354	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
200380	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
201250	SCMC	15-Nov-26	(100) GGM GP INC.	20.74	$200	Argonaut Gold Inc 3% NSR
201285	SCMC	2-Aug-26	(100) GGM GP INC.	20.92	$400	-
201557	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
201953	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
201954	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
202662	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
204234	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
205368	SCMC	15-May-26	(100) GGM GP INC.	20.89	$400	-
207199	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
207343	SCMC	4-Apr-26	(100) GGM GP INC.	2.67	$400	-
207344	SCMC	4-Apr-26	(100) GGM GP INC.	2.7	$400	-
207822	SCMC	6-Oct-26	(100) GGM GP INC.	20.89	$400	-
208045	SCMC	21-Sep-26	(100) GGM GP INC.	1.28	$400	-
208661	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
208687	SCMC	15-Nov-26	(100) GGM GP INC.	3.1	$200	Argonaut Gold Inc 3% NSR
208688	SCMC	15-Nov-26	(100) GGM GP INC.	6.82	$400	Argonaut Gold Inc 3% NSR
209807	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
209885	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
210305	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
210387	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
212282	SCMC	5-Jun-26	(100) GGM GP INC.	20.92	$400	-
212283	SCMC	5-Jun-26	(100) GGM GP INC.	20.92	$400	-

30-15

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
213062	SCMC	1-Oct-26	(100) GGM GP INC.	20.9	$400	-
213063	SCMC	1-Oct-26	(100) GGM GP INC.	20.9	$400	-
214567	SCMC	12-Jun-26	(100) GGM GP INC.	10.77	$400	-
214568	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
214585	SCMC	15-Nov-26	(100) GGM GP INC.	1.85	$400	Argonaut Gold Inc 3% NSR
214586	SCMC	15-Nov-26	(100) GGM GP INC.	0.43	$400	Argonaut Gold Inc 3% NSR
217290	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
220715	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
220716	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
220717	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
220820	SCMC	15-Nov-26	(100) GGM GP INC.	20.9	$400	Argonaut Gold Inc 3% NSR
220844	SCMC	2-Aug-26	(100) GGM GP INC.	2.73	$400	-
221457	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
221965	SCMC	13-Nov-26	(100) GGM GP INC.	20.89	$400	-
221971	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
221972	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
222069	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
223196	SCMC	13-Nov-26	(100) GGM GP INC.	2.32	$200	-
224432	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
225307	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
225308	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
225474	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
228849	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
229415	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
229416	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
230146	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
230147	SCMC	5-Jun-26	(100) GGM GP INC.	20.92	$400	-
230148	SCMC	5-Jun-26	(100) GGM GP INC.	20.92	$400	-
232089	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
232090	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
232400	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
232401	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
233307	SCMC	15-May-26	(100) GGM GP INC.	14.95	$400	-
233308	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
233309	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
234738	SCMC	2-Nov-26	(100) GGM GP INC.	0.03	$200	-
236964	SCMC	6-Oct-26	(100) GGM GP INC.	20.89	$400	-
237243	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-

30-16

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
237244	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
237795	SCMC	21-Sep-26	(100) GGM GP INC.	0.96	$400	-
237905	SCMC	2-Aug-26	(100) GGM GP INC.	2.27	$400	-
237906	SCMC	2-Aug-26	(100) GGM GP INC.	0.3	$400	-
239830	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
239831	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
240218	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
240219	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
240802	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
240803	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
240804	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
242189	SCMC	5-Jun-26	(100) GGM GP INC.	20.92	$400	-
242190	SCMC	5-Jun-26	(100) GGM GP INC.	20.92	$400	-
243625	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
243741	SCMC	15-Nov-26	(100) GGM GP INC.	20.91	$400	Argonaut Gold Inc 3% NSR
244607	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
244608	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
244609	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
245092	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
247227	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
249438	SCMC	13-Nov-26	(100) GGM GP INC.	20.89	$400	-
249688	SCMC	5-Jun-26	(100) GGM GP INC.	20.92	$400	-
249689	SCMC	5-Jun-26	(100) GGM GP INC.	20.92	$400	-
250199	SCMC	13-Nov-26	(100) GGM GP INC.	3.78	$200	-
250975	SCMC	1-Oct-26	(100) GGM GP INC.	18.36	$200	-
250976	SCMC	1-Oct-26	(100) GGM GP INC.	20.9	$400	-
250977	SCMC	1-Oct-26	(100) GGM GP INC.	20.9	$400	-
251754	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
251755	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
251756	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
251776	SCMC	15-Nov-26	(100) GGM GP INC.	7.77	$200	Argonaut Gold Inc 3% NSR
252828	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
252829	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
253109	SCMC	15-May-26	(100) GGM GP INC.	20.89	$400	-
254503	SCMC	4-Apr-26	(100) GGM GP INC.	2.66	$400	-
254628	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
255009	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
255010	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-

30-17

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
255803	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
257136	SCMC	12-Jun-26	(100) GGM GP INC.	9.24	$400	-
257300	SCMC	15-Nov-26	(100) GGM GP INC.	1.91	$200	Argonaut Gold Inc 3% NSR
257301	SCMC	15-Nov-26	(100) GGM GP INC.	1.97	$200	Argonaut Gold Inc 3% NSR
258027	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
258618	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
258619	SCMC	4-Apr-26	(100) GGM GP INC.	20.92	$400	-
260717	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
261371	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
261372	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
261373	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
261771	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
261772	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
261775	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
262123	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
263252	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
263260	SCMC	15-Nov-26	(100) GGM GP INC.	20.82	$200	Argonaut Gold Inc 3% NSR
263868	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
264016	SCMC	2-Nov-26	(100) GGM GP INC.	5.47	$200	-
264017	SCMC	2-Nov-26	(100) GGM GP INC.	2.13	$200	-
266479	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
266480	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
267899	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
267900	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
268823	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
269105	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
269106	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
269107	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
269108	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
269109	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
270599	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
272492	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
272493	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
272494	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
274039	SCMC	21-Sep-26	(100) GGM GP INC.	0.54	$400	-
274659	SCMC	12-Jun-26	(100) GGM GP INC.	9.26	$400	-
275188	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
275244	SCMC	15-Nov-26	(100) GGM GP INC.	20.9	$400	Argonaut Gold Inc 3% NSR

30-18

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
275376	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
275772	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
275773	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
275991	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
278743	SCMC	5-Jun-26	(100) GGM GP INC.	20.92	$400	-
279494	SCMC	1-Oct-26	(100) GGM GP INC.	3.37	$200	-
280169	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
280416	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
287325	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
287326	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
287418	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
287419	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
288551	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
288552	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
289402	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
289403	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
292724	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
292725	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
296633	SCMC	15-Oct-26	(100) GGM GP INC.	2.33	$200	-
296832	SCMC	5-Jun-26	(100) GGM GP INC.	20.92	$400	-
299073	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
299074	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
299075	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
299541	SCMC	1-Oct-26	(100) GGM GP INC.	20.9	$400	-
300417	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
300436	SCMC	15-Nov-26	(100) GGM GP INC.	20.78	$400	Argonaut Gold Inc 3% NSR
300437	SCMC	15-Nov-26	(100) GGM GP INC.	20.91	$400	Argonaut Gold Inc 3% NSR
300520	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
301053	SCMC	6-Oct-26	(100) GGM GP INC.	5.87	$200	-
301067	SCMC	6-Oct-26	(100) GGM GP INC.	0.5	$200	-
301750	SCMC	15-May-26	(100) GGM GP INC.	20.89	$400	-
301751	SCMC	15-May-26	(100) GGM GP INC.	20.89	$400	-
301752	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
302067	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
302068	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
302069	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
303583	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
303584	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-

30-19

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
304485	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
305233	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
305707	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
305790	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
305791	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
305800	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
307547	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
307548	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
307549	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
307550	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
307551	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
308151	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
309252	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
309544	SCMC	5-Jun-26	(100) GGM GP INC.	20.92	$400	-
309545	SCMC	5-Jun-26	(100) GGM GP INC.	20.92	$400	-
310422	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
311037	SCMC	6-Oct-26	(100) GGM GP INC.	19.02	$200	-
312497	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
312604	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
312605	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
312606	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
313004	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
313005	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
313105	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
314255	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
314842	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
314843	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
315298	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
315358	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
315359	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
316273	SCMC	5-Jun-26	(100) GGM GP INC.	20.92	$400	-
317235	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
317236	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
317546	SCMC	1-Oct-26	(100) GGM GP INC.	1.55	$200	-
317691	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
317745	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
318717	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
318718	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-

30-20

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
319082	SCMC	15-May-26	(100) GGM GP INC.	20.89	$400	-
320517	SCMC	4-Apr-26	(100) GGM GP INC.	20.91	$400	-
321247	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
323967	SCMC	12-Jun-26	(100) GGM GP INC.	9.26	$400	-
324588	SCMC	15-Nov-26	(100) GGM GP INC.	11.05	$200	Argonaut Gold Inc 3% NSR
324725	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
325323	SCMC	12-Jun-26	(100) GGM GP INC.	9.25	$400	-
325324	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
325803	SCMC	4-Apr-26	(100) GGM GP INC.	20.92	$400	-
325804	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
325805	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
327669	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
327670	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
327671	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
327672	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
328738	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
330463	SCMC	15-Nov-26	(100) GGM GP INC.	20.91	$400	Argonaut Gold Inc 3% NSR
330599	SCMC	6-Oct-26	(100) GGM GP INC.	20.89	$400	-
330600	SCMC	6-Oct-26	(100) GGM GP INC.	20.89	$400	-
331052	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
332085	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
332540	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
332985	SCMC	15-May-26	(100) GGM GP INC.	20.89	$400	-
333798	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
334381	SCMC	12-Jun-26	(100) GGM GP INC.	9.26	$400	-
334382	SCMC	12-Jun-26	(100) GGM GP INC.	9.25	$400	-
334383	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
334384	SCMC	12-Jun-26	(100) GGM GP INC.	20.93	$400	-
334403	SCMC	15-Nov-26	(100) GGM GP INC.	19.29	$400	-
334634	SCMC	15-May-26	(100) GGM GP INC.	20.91	$400	-
334671	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
335709	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
337929	SCMC	5-Jun-26	(100) GGM GP INC.	20.9	$400	-
339078	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
339327	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
339328	SCMC	12-Jun-26	(100) GGM GP INC.	20.92	$400	-
339352	SCMC	15-Nov-26	(100) GGM GP INC.	20.91	$400	Argonaut Gold Inc 3% NSR
340060	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-

30-21

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
340061	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
340062	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
340299	SCMC	15-May-26	(100) GGM GP INC.	20.9	$400	-
343634	SCMC	5-Jun-26	(100) GGM GP INC.	20.91	$400	-
345098	SCMC	4-Apr-26	(100) GGM GP INC.	20.92	$400	-
345099	SCMC	15-May-26	(100) GGM GP INC.	20.92	$400	-
699606	SCMC	28-Dec-26	(100) GGM GP INC.	9.67	$400	-
699607	SCMC	28-Dec-26	(100) GGM GP INC.	20.9	$400	-
699608	SCMC	28-Dec-26	(100) GGM GP INC.	20.9	$400	-
699609	SCMC	28-Dec-26	(100) GGM GP INC.	20.9	$400	-
719260	SCMC	14-Apr-26	(100) GGM GP INC.	1.38	$400	-
719261	SCMC	14-Apr-26	(100) GGM GP INC.	1.45	$400	-
742386	SCMC	15-Aug-26	(100) GGM GP INC.	20.89	$400	-
742387	SCMC	15-Aug-26	(100) GGM GP INC.	20.89	$400	-
742388	SCMC	15-Aug-26	(100) GGM GP INC.	20.89	$400	-
742389	SCMC	15-Aug-26	(100) GGM GP INC.	1.84	$400	-
742390	SCMC	15-Aug-26	(100) GGM GP INC.	3.66	$400	-
742391	SCMC	15-Aug-26	(100) GGM GP INC.	4.6	$400	-
742392	SCMC	15-Aug-26	(100) GGM GP INC.	6.51	$400	-
765051	SCMC	2-Dec-26	(100) GGM GP INC.	20.89	$400	-
772465	SCMC	7-Jan-26	(100) GGM GP INC.	3.23	$400	-
773407	SCMC	9-Jan-26	(100) GGM GP INC.	20.89	$400	-
773408	SCMC	9-Jan-26	(100) GGM GP INC.	20.89	$400	-
873002	SCMC	24-Dec-26	(100) GGM GP INC.	20.9	$400	-
883182	SCMC	19-Mar-26	(100) GGM GP INC.	12.86	$400	-
883183	SCMC	19-Mar-26	(100) GGM GP INC.	8.73	$400	-
883184	SCMC	19-Mar-26	(100) GGM GP INC.	20.9	$400	-
883185	SCMC	19-Mar-26	(100) GGM GP INC.	20.9	$400	-
883186	SCMC	19-Mar-26	(100) GGM GP INC.	20.9	$400	-
883187	SCMC	19-Mar-26	(100) GGM GP INC.	20.9	$400	-
896497	SCMC	9-Jul-26	(100) GGM GP INC.	20.9	$400	-
896498	SCMC	9-Jul-26	(100) GGM GP INC.	20.9	$400	-
896499	SCMC	9-Jul-26	(100) GGM GP INC.	20.9	$400	-
896500	SCMC	9-Jul-26	(100) GGM GP INC.	20.9	$400	-
896501	SCMC	9-Jul-26	(100) GGM GP INC.	20.9	$400	-
896502	SCMC	9-Jul-26	(100) GGM GP INC.	20.9	$400	-
896503	SCMC	9-Jul-26	(100) GGM GP INC.	20.9	$400	-
Note: BCMC = boundary cell mining claim, SCMC = single cell mining claim

30-22

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Table 30-3: Brookbank-Kenogamisis Bridge Cell Claims and Leases

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
296876	SCMC	4-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
156193	SCMC	6-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	3.49	$200
100867	SCMC	7-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
101495	SCMC	7-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
116822	BCMC	7-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	7.92	$200
116823	SCMC	7-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
121117	SCMC	7-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
121118	BCMC	7-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.45	$200
160253	BCMC	7-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	7.54	$200
166270	BCMC	7-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	10.69	$200
166288	BCMC	7-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.83	$200
179112	SCMC	7-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
179113	SCMC	7-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
179114	SCMC	7-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
179115	BCMC	7-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.64	$200
195525	BCMC	7-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	10.89	$200
214207	BCMC	7-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	7.35	$200
222244	SCMC	7-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
222287	SCMC	7-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
230289	SCMC	7-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
258246	SCMC	7-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
262156	BCMC	7-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	4.07	$200
269620	SCMC	7-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
269621	BCMC	7-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.06	$200
281718	BCMC	7-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.42	$200
294862	SCMC	7-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400

30-23

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
295568	SCMC	7-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
328794	BCMC	7-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	7.74	$200
328795	BCMC	7-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.26	$200
340651	SCMC	7-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
144720	SCMC	8-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
156831	SCMC	8-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
223553	SCMC	8-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
223666	SCMC	8-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
230255	SCMC	8-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
277450	SCMC	8-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
127559	SCMC	11-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
144744	SCMC	11-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
156848	SCMC	11-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
156849	SCMC	11-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
162863	SCMC	11-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
202175	SCMC	11-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
222286	SCMC	11-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
229551	SCMC	11-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
288843	SCMC	11-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
313349	SCMC	11-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
287624	SCMC	13-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
314039	SCMC	13-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
548649	SCMC	16-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
548650	SCMC	16-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
548651	SCMC	16-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
548652	SCMC	16-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
548653	SCMC	16-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400

30-24

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
225006	SCMC	19-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
281025	SCMC	19-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
100884	SCMC	20-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
115946	SCMC	20-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	15.43	$200
117076	SCMC	20-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
129010	SCMC	20-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	19.65	$200
143434	SCMC	20-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
156840	SCMC	20-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	13.95	$200
157540	SCMC	20-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	19.85	$200
163554	BCMC	20-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.17	$200
165502	SCMC	20-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	0.09	$200
202166	SCMC	20-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	12.25	$200
203395	SCMC	20-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
210223	SCMC	20-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
223656	SCMC	20-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	18.20	$200
230257	SCMC	20-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	1.15	$200
232228	SCMC	20-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	2.70	$200
258910	SCMC	20-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
259458	SCMC	20-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.89	$200
259474	SCMC	20-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
260817	SCMC	20-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	7.74	$200
278207	SCMC	20-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
278974	SCMC	20-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	11.53	$200
280277	SCMC	20-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
312719	SCMC	20-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	12.19	$200
324889	SCMC	20-Apr-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
548968	SCMC	26-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400

30-25

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
548969	SCMC	26-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
548970	SCMC	26-Apr-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
100939	BCMC	1-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	8.20	$200
120375	BCMC	1-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	14.63	$200
120376	SCMC	1-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	15.68	$200
165543	SCMC	1-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	8.82	$200
178409	SCMC	1-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
224968	BCMC	1-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	4.02	$200
232262	SCMC	1-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	9.86	$200
280987	SCMC	1-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	12.47	$200
327572	SCMC	1-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
339922	BCMC	1-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	19.30	$200
100255	SCMC	4-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
101851	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
101852	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
101968	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
114814	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
120403	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
126299	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
127546	SCMC	4-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
128254	SCMC	4-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
143447	SCMC	4-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
143448	SCMC	4-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
145374	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
145466	SCMC	4-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
145467	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
157550	SCMC	4-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400

30-26

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
162854	SCMC	4-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
164856	SCMC	4-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
165565	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
202164	SCMC	4-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
202716	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
210221	SCMC	4-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
212130	SCMC	4-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
224237	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
228281	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
231008	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
232287	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
258924	SCMC	4-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
259485	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
261460	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
268194	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
276786	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
277461	SCMC	4-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
277462	SCMC	4-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
294981	SCMC	4-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
296965	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
296966	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
312726	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
312728	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
313341	SCMC	4-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
326148	SCMC	4-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
100268	SCMC	9-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
100269	SCMC	9-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400

30-27

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
126302	SCMC	9-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
156860	SCMC	9-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
210752	SCMC	9-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
258256	SCMC	9-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
276763	SCMC	9-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
288857	SCMC	9-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
831405	SCMC	9-May-26	(100) GREENSTONE GOLD MINES GP INC.	2.13	$400
831406	SCMC	9-May-26	(100) GREENSTONE GOLD MINES GP INC.	20.87	$400
831660	SCMC	11-May-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
831661	SCMC	11-May-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
831662	SCMC	11-May-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
831663	SCMC	11-May-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
831665	SCMC	11-May-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
831666	SCMC	11-May-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
115050	SCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	4.97	$200
126909	SCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	19.61	$200
145431	BCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	5.11	$200
145451	BCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	4.72	$200
158876	BCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	8.46	$200
162221	SCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	10.78	$200
168353	SCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.97	$200
202149	SCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
209547	SCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
210207	SCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
210208	SCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
210213	SCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	16.44	$200
212080	BCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	4.91	$200
222249	SCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
258216	SCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
259558	BCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.08	$200

30-28

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
278130	SCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	19.67	$200
288839	BCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	4.87	$200
296340	SCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	17.99	$200
312675	BCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.44	$200
313332	SCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
313344	SCMC	12-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
116016	SCMC	15-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.74	$200
162774	SCMC	15-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	12.55	$200
177627	SCMC	15-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
288837	SCMC	15-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
305914	SCMC	15-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	2.81	$200
312731	SCMC	15-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.44	$200
312732	SCMC	15-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	10.92	$200
314355	SCMC	15-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
335251	SCMC	15-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	3.87	$200
101975	SCMC	16-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	4.27	$200
202039	SCMC	16-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
278160	SCMC	16-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	15.59	$200
296973	SCMC	16-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	14.19	$200
116021	BCMC	19-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	0.18	$200
224226	BCMC	19-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	8.21	$200
268180	BCMC	19-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	7.38	$200
312792	BCMC	19-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	0.24	$200
114824	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
115075	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
115076	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
117086	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400

30-29

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
127678	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
128253	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
128304	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
142804	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
142805	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
142806	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
163565	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
201401	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
202851	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
209560	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
211492	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
212114	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
222255	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
223003	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
223655	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
229535	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
230311	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
257609	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
258255	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
258920	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
277437	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
278975	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
278982	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
287601	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
296288	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
296300	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
296328	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400

30-30

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
311454	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
314045	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
325412	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
325516	SCMC	23-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
101826	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
115035	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
117258	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
127027	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
128211	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
128242	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
128278	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
128279	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
129596	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
140134	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
157544	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
162308	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
162841	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
163555	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
163569	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
177680	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
192651	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
202139	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
210211	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
211446	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.50	$200
211469	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
211470	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
211471	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400

30-31

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
212888	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
223635	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
230261	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
230268	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
230346	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
230906	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
231019	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
232336	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	13.47	$400
258215	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
258866	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
259591	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
274462	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
276188	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
276714	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
276762	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
277456	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
278978	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
279672	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
280968	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
288856	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
296896	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
314073	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
324867	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
324870	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
326111	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
326771	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
326867	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400

30-32

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
328792	SCMC	24-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
550445	MCMC	28-May-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	41.79	$800
157539	SCMC	29-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
212137	SCMC	29-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
212160	SCMC	29-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
224196	SCMC	29-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
231526	SCMC	29-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
232313	SCMC	29-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
297565	SCMC	29-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
326075	SCMC	29-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
326755	SCMC	29-May-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
551034	MCMC	4-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	83.58	$1,600
551035	SCMC	4-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
100695	SCMC	5-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
114858	SCMC	5-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
127547	SCMC	5-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
144007	SCMC	5-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
144721	SCMC	5-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
144729	SCMC	5-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
144739	SCMC	5-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
145348	SCMC	5-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
158126	SCMC	5-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
172191	SCMC	5-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
221554	SCMC	5-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
221555	SCMC	5-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
228311	SCMC	5-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
230343	SCMC	5-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400

30-33

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
230344	SCMC	5-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
230345	SCMC	5-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
259528	SCMC	5-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
269616	SCMC	5-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
269617	SCMC	5-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
269618	SCMC	5-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
278055	SCMC	5-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
279593	SCMC	5-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
294863	SCMC	5-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
294864	SCMC	5-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
295584	SCMC	5-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
296894	SCMC	5-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
299018	SCMC	5-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
299020	SCMC	5-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
326086	SCMC	5-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
328791	SCMC	5-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
163607	SCMC	11-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	16.92	$200
222285	SCMC	11-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
223528	SCMC	11-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.54	$200
100900	SCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
114810	BCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	16.81	$200
116539	SCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
142788	SCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
158223	SCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
159524	SCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
164204	SCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
164309	SCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400

30-34

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
178384	SCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
194283	SCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
204039	SCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
221013	BCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	10.20	$200
223664	SCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
258145	SCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
268966	BCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	10.00	$200
276134	SCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
279673	SCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
287579	SCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
288128	SCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
294866	SCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
314809	SCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
324795	SCMC	19-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
114809	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
114938	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
117063	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
126267	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
126918	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
126975	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
143469	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
156201	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
157553	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
163577	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
201385	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
201386	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
201509	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400

30-35

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
202857	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
209439	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
209561	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
210144	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
210145	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
211454	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
221640	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
222194	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
222195	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
222964	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
228973	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
261509	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
279028	SCMC	20-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
324132	SCMC	20-Jun-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
326125	SCMC	20-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
129579	SCMC	27-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.87	$400
204139	SCMC	27-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.87	$400
204140	SCMC	27-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	5.19	$200
224261	SCMC	27-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	4.38	$200
231545	BCMC	27-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	2.59	$200
268224	SCMC	27-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.87	$400
268225	SCMC	27-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.87	$400
277501	SCMC	27-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
280271	BCMC	27-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	2.36	$200
280272	BCMC	27-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	0.04	$200
280273	SCMC	27-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.87	$400
296856	SCMC	27-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400

30-36

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
297589	BCMC	27-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	0.62	$200
314684	SCMC	27-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	4.69	$200
326884	SCMC	27-Jun-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.87	$400
126297	SCMC	12-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
144005	SCMC	12-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
221551	SCMC	12-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
101906	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
117220	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
142790	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
158155	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
162256	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
162257	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
195524	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
201387	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
202060	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
202061	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
210108	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
211563	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
228280	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
228951	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
228952	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
229552	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
282945	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
282946	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
288245	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
288246	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
288844	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400

30-37

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
288845	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
294327	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
297547	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
299019	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
312802	SCMC	13-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
127560	SCMC	19-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
128942	SCMC	19-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
129689	SCMC	19-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
178312	SCMC	19-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
194206	SCMC	19-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
229553	SCMC	19-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
278151	SCMC	19-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
298194	SCMC	19-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
312727	SCMC	19-Jul-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
100199	SCMC	25-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
100672	SCMC	25-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
114977	SCMC	25-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
128312	SCMC	25-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
172163	SCMC	25-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
222970	SCMC	25-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
258845	SCMC	25-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
275520	SCMC	25-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
277449	SCMC	25-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
278918	SCMC	25-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
296299	SCMC	25-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
326076	SCMC	25-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
144712	SCMC	26-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400

30-38

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
156822	SCMC	26-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
162835	BCMC	26-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	5.32	$200
162836	BCMC	26-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	9.52	$200
202138	BCMC	26-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	19.66	$200
210205	SCMC	26-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
212788	SCMC	26-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
212789	BCMC	26-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	19.86	$200
231569	BCMC	26-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.01	$200
276210	BCMC	26-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	17.48	$200
288824	BCMC	26-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	17.85	$200
295573	BCMC	26-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	19.26	$200
313324	BCMC	26-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	17.28	$200
313325	BCMC	26-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	19.46	$200
324866	SCMC	26-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
326901	BCMC	26-Jul-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	1.39	$200
158193	BCMC	3-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	1.23	$200
201506	SCMC	3-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
211479	SCMC	3-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
211480	SCMC	3-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
100198	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
100440	BCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.06	$200
100456	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
100477	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	8.34	$200
114815	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
114914	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
115053	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
115058	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400

30-39

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
117251	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
126973	BCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	1.63	$200
142791	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
143487	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
144093	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
144713	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
144714	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.64	$200
144764	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.22	$200
145453	BCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	1.43	$200
145469	BCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.48	$200
156823	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
156844	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$200
157572	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
162837	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
162838	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
163609	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
164206	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	16.33	$200
179676	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.05	$200
201505	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
202856	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	19.82	$200
203363	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
203397	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
209456	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
210227	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
211436	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
211453	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
212134	BCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.64	$200

30-40

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
228916	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
229530	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
229531	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
259455	BCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	16.69	$200
259471	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
275480	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
276125	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
276767	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.73	$200
277500	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
288267	BCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	11.37	$200
295618	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.59	$200
295619	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
298967	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
311413	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
311423	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
312014	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
312111	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
312689	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
324868	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
324869	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
326097	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
326116	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
328212	BCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.25	$200
339940	SCMC	11-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
100325	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
100399	BCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.63	$200
101985	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.88	$200

30-41

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
114963	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
117140	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
121026	BCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.44	$200
126296	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
128216	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
143474	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
143493	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
156233	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.69	$200
156901	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.27	$200
158127	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
158831	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
164158	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
164159	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
172190	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
202169	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
202855	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
203389	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
209483	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
222277	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
277384	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
277489	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
278064	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
287621	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
288913	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
295600	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
295646	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	1.14	$200
296225	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400

30-42

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
296855	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.90	$200
296895	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
313347	BCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.83	$200
314081	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
326082	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
326117	SCMC	12-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
230260	SCMC	18-Aug-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
278976	SCMC	18-Aug-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
116061	BCMC	24-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.62	$200
117132	SCMC	24-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
126913	BCMC	24-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	1.03	$200
128281	SCMC	24-Aug-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	2.73	$200
144717	SCMC	24-Aug-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	3.20	$200
164855	BCMC	24-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.16	$200
202142	SCMC	24-Aug-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
210092	SCMC	24-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
212765	BCMC	24-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	6.78	$200
221636	SCMC	24-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
221637	SCMC	24-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
229533	SCMC	24-Aug-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	4.43	$200
229554	SCMC	24-Aug-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
230293	SCMC	24-Aug-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	10.59	$200
259469	SCMC	24-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
268226	SCMC	24-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
277481	SCMC	24-Aug-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
288129	SCMC	24-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
288130	BCMC	24-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	6.56	$200

30-43

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
288208	SCMC	24-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
294869	SCMC	24-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
294948	BCMC	24-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.83	$200
296338	SCMC	24-Aug-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
296877	SCMC	24-Aug-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	6.91	$200
313326	SCMC	24-Aug-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
324174	BCMC	24-Aug-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	6.34	$200
115074	SCMC	2-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
127568	SCMC	2-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
142787	SCMC	2-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
144743	SCMC	2-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
156192	SCMC	2-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
158813	SCMC	2-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
162874	SCMC	2-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
201502	SCMC	2-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
210750	SCMC	2-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
230285	SCMC	2-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
258245	SCMC	2-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
275478	SCMC	2-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
288244	SCMC	2-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
288855	SCMC	2-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
326849	SCMC	2-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
100436	SCMC	3-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
128292	SCMC	3-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
155560	SCMC	3-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
172150	BCMC	3-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	6.79	$200
201388	BCMC	3-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	4.13	$200

30-44

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
202845	BCMC	3-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	17.66	$200
221558	BCMC	3-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	17.91	$200
221635	BCMC	3-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	18.42	$200
223529	SCMC	3-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
228314	BCMC	3-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	18.17	$200
228315	SCMC	3-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
228998	BCMC	3-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	17.40	$200
228999	SCMC	3-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
230954	SCMC	3-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
258198	BCMC	3-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	6.03	$200
258199	BCMC	3-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	7.06	$200
294329	SCMC	3-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
163564	SCMC	6-Sep-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
278158	SCMC	6-Sep-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
288202	SCMC	6-Sep-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
557524	SCMC	10-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	5.66	$400
557525	SCMC	10-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	4.90	$400
557526	SCMC	10-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	4.31	$400
100273	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
115079	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
115944	BCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	12.69	$200
116062	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
117082	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
117083	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
129007	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	17.65	$200
144124	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
144765	BCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	13.50	$200

30-45

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
155558	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
162222	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
164238	BCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	14.34	$200
164239	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
202189	BCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.72	$200
210754	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
210755	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
210756	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
212129	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
222284	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
228906	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
228950	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
229570	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
231547	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.84	$200
268227	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
276135	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
276756	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
276768	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
278149	BCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	14.56	$200
280276	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
287578	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
288243	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
294865	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
294951	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
312667	BCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.66	$200
326189	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
326746	SCMC	20-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400

30-46

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
172192	SCMC	21-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
178442	SCMC	21-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	14.52	$200
204055	SCMC	21-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	18.29	$200
204163	SCMC	21-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
212795	SCMC	21-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
280284	SCMC	21-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	17.77	$200
281571	SCMC	21-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	8.87	$200
313350	SCMC	21-Sep-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
100250	BCMC	23-Sep-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	6.84	$200
156830	BCMC	23-Sep-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.07	$200
229538	BCMC	23-Sep-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	18.79	$200
276725	BCMC	23-Sep-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.63	$200
295582	BCMC	23-Sep-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.83	$200
324879	BCMC	23-Sep-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	3.21	$200
324880	BCMC	23-Sep-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.27	$200
222982	SCMC	30-Sep-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
257484	SCMC	30-Sep-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
259571	SCMC	30-Sep-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
275495	SCMC	30-Sep-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
116011	BCMC	3-Oct-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	13.90	$200
212128	BCMC	3-Oct-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	14.12	$200
258939	BCMC	3-Oct-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	2.02	$200
277471	BCMC	3-Oct-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	0.62	$200
288127	SCMC	3-Oct-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
324172	SCMC	3-Oct-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	15.26	$200
562044	SCMC	18-Oct-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
116662	BCMC	19-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	3.61	$200

30-47

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
126950	SCMC	19-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
128295	BCMC	19-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	15.57	$200
129556	BCMC	19-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	13.54	$200
144120	SCMC	19-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	14.48	$200
144121	SCMC	19-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
156234	SCMC	19-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.65	$200
162254	SCMC	19-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	11.56	$200
212208	SCMC	19-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	12.40	$200
221553	SCMC	19-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	13.47	$200
228310	SCMC	19-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
230292	SCMC	19-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	11.49	$200
261483	BCMC	19-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	3.41	$200
276098	BCMC	19-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	19.15	$200
288240	BCMC	19-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.47	$200
296334	BCMC	19-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	19.68	$200
296335	SCMC	19-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
313346	BCMC	19-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	17.83	$200
339960	BCMC	19-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	3.04	$200
114823	SCMC	21-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
127683	SCMC	21-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
158156	SCMC	21-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
162875	SCMC	21-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
165501	SCMC	21-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
201431	SCMC	21-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
210875	SCMC	21-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
228972	SCMC	21-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
276097	SCMC	21-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400

30-48

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
277388	SCMC	21-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
278076	SCMC	21-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
311422	SCMC	21-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
313360	SCMC	21-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
100366	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
100486	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
101323	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
116657	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
143364	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
143479	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
157480	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
157481	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
157482	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
157574	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
159586	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
162977	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
163603	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
194863	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
202774	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
202775	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
202776	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
202777	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
202840	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
210206	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
210865	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
210866	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
210867	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400

30-49

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
210868	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
211442	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	3.96	$200
211482	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
222923	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
222924	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
222925	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
225005	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
230194	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
230195	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
230196	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
230197	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
258146	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
258842	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
258843	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
258844	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
259466	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
260152	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
277383	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
277490	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
277491	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
279022	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
279023	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
288241	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
288269	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
288270	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
288825	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
294982	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400

30-50

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
296342	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
325514	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
325515	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
326869	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
328121	SCMC	30-Oct-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
100779	SCMC	8-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
102139	SCMC	8-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
114931	SCMC	8-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
144087	SCMC	8-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
144088	SCMC	8-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
194173	SCMC	8-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
288207	SCMC	8-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
312039	SCMC	8-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.91	$400
279000	BCMC	9-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	14.48	$200
326100	SCMC	9-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	4.12	$200
869924	SCMC	10-Dec-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
100173	SCMC	15-Dec-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
100693	SCMC	15-Dec-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
115054	SCMC	15-Dec-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	16.34	$200
115055	BCMC	15-Dec-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.06	$200
156228	SCMC	15-Dec-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
177644	SCMC	15-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
177645	BCMC	15-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	12.67	$200
202046	SCMC	15-Dec-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
204117	SCMC	15-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
210097	SCMC	15-Dec-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
210228	BCMC	15-Dec-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.26	$200

30-51

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
229547	BCMC	15-Dec-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	16.31	$200
230956	SCMC	15-Dec-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
258140	SCMC	15-Dec-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
268193	BCMC	15-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	14.78	$200
288840	BCMC	15-Dec-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	3.80	$200
295598	BCMC	15-Dec-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	0.08	$200
312068	SCMC	15-Dec-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
312803	BCMC	15-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	15.00	$200
312804	SCMC	15-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
324784	SCMC	15-Dec-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
326848	SCMC	15-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.90	$400
100174	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
100782	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
101957	BCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	11.25	$200
101963	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
116840	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
117107	SCMC	30-Dec-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	11.65	$200
120428	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
121141	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
126300	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	3.85	$200
127542	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
128275	BCMC	30-Dec-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	2.77	$200
145452	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.88	$400
145461	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
145482	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	14.51	$200
155579	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
158192	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400

30-52

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
160809	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
166303	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
177706	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	6.91	$200
181702	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	17.73	$200
201402	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
201428	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
201429	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
202036	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
202037	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	11.98	$200
202038	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
203394	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
228291	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
228949	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
230953	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	0.87	$200
230955	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	14.67	$200
231533	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
231564	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
258137	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
259580	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
259616	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
262290	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
268250	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
268251	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	10.63	$200
276713	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
277484	SCMC	30-Dec-26	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	9.63	$200
279016	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
279667	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400

30-53

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
279684	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	12.80	$200
288132	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
295574	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
311456	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	4.09	$200
312695	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
314085	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
324145	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
326091	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
326196	SCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
326232	BCMC	30-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	16.10	$200
294972	SCMC	31-Dec-26	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
116083	SCMC	1-Jan-27	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	7.56	$200
223606	SCMC	1-Jan-27	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	15.78	$200
228917	SCMC	1-Jan-27	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	13.13	$200
328132	SCMC	1-Jan-27	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	1.23	$200
773406	SCMC	9-Jan-27	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
195758	SCMC	20-Jan-27	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	20.89	$400
100271	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
100671	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
101965	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
116618	BCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	4.60	$200
117131	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
126275	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
126276	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
143446	BCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	10.93	$200
144762	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
155578	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400

30-54

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
162855	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
194817	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
202055	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
202177	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
202778	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
221607	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
222307	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
223607	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
223659	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
223663	BCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	14.36	$200
224967	BCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	6.57	$200
228870	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
229550	BCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	14.92	$200
230267	BCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.22	$200
257516	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
258257	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
276754	BCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	14.74	$200
278148	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
278155	BCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	14.55	$200
288181	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
294925	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
296313	SCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
325518	BCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	14.12	$200
326087	BCMC	21-Jan-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	12.44	$200
101231	SCMC	4-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
101232	BCMC	4-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	5.91	$200
117704	SCMC	4-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400

30-55

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
123739	SCMC	4-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
152253	BCMC	4-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	6.12	$200
181676	SCMC	4-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
217050	SCMC	4-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
235598	SCMC	4-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
264272	SCMC	4-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
264273	SCMC	4-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
343269	SCMC	4-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.90	$400
343270	BCMC	4-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	5.69	$200
100290	SCMC	9-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
115047	SCMC	9-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
127023	SCMC	9-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
128241	SCMC	9-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
144008	SCMC	9-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
144119	SCMC	9-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
156817	SCMC	9-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
156839	SCMC	9-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
162905	SCMC	9-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
163526	SCMC	9-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
164177	SCMC	9-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
202170	SCMC	9-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
210107	SCMC	9-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
210199	SCMC	9-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
211437	SCMC	9-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
258236	SCMC	9-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
278981	SCMC	9-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	18.97	$200
288131	SCMC	9-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400

30-56

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
288816	SCMC	9-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
324888	SCMC	9-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
116086	BCMC	11-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	12.96	$200
129026	BCMC	11-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	13.15	$200
202838	SCMC	11-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
204108	BCMC	11-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	13.34	$200
212079	SCMC	11-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
230252	SCMC	11-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
276758	SCMC	11-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
277448	SCMC	11-Feb-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
101908	SCMC	14-Mar-27	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	15.86	$200
203474	SCMC	14-Mar-27	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	14.09	$200
209548	SCMC	14-Mar-27	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	13.48	$200
228905	SCMC	14-Mar-27	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	12.95	$200
259555	SCMC	14-Mar-27	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	16.15	$200
287625	SCMC	14-Mar-27	(26) METALORE RESOURCES LIMITED, (74) GREENSTONE GOLD MINES GP INC.	15.09	$200
260907	SCMC	24-Mar-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.88	$400
101972	SCMC	25-Mar-27	(21) METALORE RESOURCES LIMITED, (79) GREENSTONE GOLD MINES GP INC.	20.89	$400
823195	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823196	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823197	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823198	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823199	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823200	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823201	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823202	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823203	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823204	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823205	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823206	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823207	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823208	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400

30-57

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement	Royalty
823209	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823210	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823211	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823212	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823213	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823214	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823215	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823216	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823217	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823218	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823219	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823220	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823221	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823222	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823223	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823224	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823225	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823226	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823227	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823228	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823229	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.89	$400
823230	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823231	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823232	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823233	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823234	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823235	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823236	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823237	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823238	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823239	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823240	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823241	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
823242	SCMC	13-Apr-26	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400

Table 30-4: Brookbank Leases

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Rent / Tax	Royalty
LEA-109291	Lease	31-May-33	GREENSTONE GOLD MINES GP INC. (412543) - 100%	367.82	$1,103.47	Metalore Resources Inc (1% NSR)

30-58

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Rent / Tax	Royalty
LEA-109292	Lease	31-May-33	METALORE RESOURCES LIMITED (169912) - 26%, GREENSTONE GOLD MINES GP INC. (412543) - 74%	63.07	$189.21
LEA-109293	Lease	31-May-33	METALORE RESOURCES LIMITED (169912) - 26%, GREENSTONE GOLD MINES GP INC. (412543) - 74%	373.35	$1,120.04
LEA-109294	Lease	31-May-33	METALORE RESOURCES LIMITED (169912) - 26%, GREENSTONE GOLD MINES GP INC. (412543) - 74%	194.70	$584.11
LEA-20240	Lease	31-Dec-34	METALORE RESOURCES LIMITED (169912) - 26%, GREENSTONE GOLD MINES GP INC. (412543) - 74%	11.58	$34.75
LEA-20241	Lease	31-Dec-34	METALORE RESOURCES LIMITED (169912) - 26%, GREENSTONE GOLD MINES GP INC. (412543) - 74%	17.34	$52.02
LEA-20242	Lease	31-Dec-34	METALORE RESOURCES LIMITED (169912) - 26%, GREENSTONE GOLD MINES GP INC. (412543) - 74%	6.67	$20.02
LEA-20243	Lease	31-Dec-34	METALORE RESOURCES LIMITED (169912) - 26%, GREENSTONE GOLD MINES GP INC. (412543) - 74%	9.53	$28.60
LEA-20244	Lease	31-Dec-34	METALORE RESOURCES LIMITED (169912) - 26%, GREENSTONE GOLD MINES GP INC. (412543) - 74%	16.14	$48.42
LEA-20245	Lease	31-Dec-34	METALORE RESOURCES LIMITED (169912) - 26%, GREENSTONE GOLD MINES GP INC. (412543) - 74%	15.39	$46.16
LEA-20246	Lease	31-Dec-34	METALORE RESOURCES LIMITED (169912) - 26%, GREENSTONE GOLD MINES GP INC. (412543) - 74%	13.02	$39.06
LEA-20247	Lease	31-Dec-34	METALORE RESOURCES LIMITED (169912) - 26%, GREENSTONE GOLD MINES GP INC. (412543) - 74%	13.76	$41.29
LEA-20248	Lease	31-Dec-34	METALORE RESOURCES LIMITED (169912) - 26%, GREENSTONE GOLD MINES GP INC. (412543) - 74%	18.49	$55.48
LEA-20249	Lease	31-Dec-34	METALORE RESOURCES LIMITED (169912) - 26%, GREENSTONE GOLD MINES GP INC. (412543) - 74%	25.69	$77.06
LEA-20250	Lease	31-Dec-34	METALORE RESOURCES LIMITED (169912) - 26%, GREENSTONE GOLD MINES GP INC. (412543) - 74%	10.62	$31.85
LEA-20251	Lease	31-Dec-34	METALORE RESOURCES LIMITED (169912) - 26%, GREENSTONE GOLD MINES GP INC. (412543) - 74%	25.04	$75.11
LEA-20252	Lease	31-Dec-34	METALORE RESOURCES LIMITED (169912) - 26%, GREENSTONE GOLD MINES GP INC. (412543) - 74%	13.10	$39.30
LEA-20253	Lease	31-Dec-34	METALORE RESOURCES LIMITED (169912) - 26%, GREENSTONE GOLD MINES GP INC. (412543) - 74%	12.47	$37.42
LEA-20254	Lease	31-Dec-34	METALORE RESOURCES LIMITED (169912) - 26%, GREENSTONE GOLD MINES GP INC. (412543) - 74%	16.43	$49.30

Table 30-5: Viper Claims

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement
104347	BCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	3.68	$200
104491	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
104770	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
104948	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
104949	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
107539	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
108009	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
108010	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
108946	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
110001	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
114063	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
114432	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$200

30-59

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement
118745	BCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	2.66	$200
119955	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
122623	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
125468	BCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	5.53	$200
127310	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
127311	BCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.13	$200
128579	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
129150	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
130956	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
131093	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
133787	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
137460	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
138756	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
138757	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
140057	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
140198	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
142602	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$200
143581	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
145662	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
147166	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
148258	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
148259	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
153354	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
154590	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
154591	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
155817	BCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.40	$200
157092	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
157093	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
158557	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
158943	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
158944	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
160688	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.89	$200
160689	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
161005	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
161006	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
161114	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
161115	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
161116	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
161264	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
162528	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
166019	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
167161	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
171800	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400

30-60

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement
171801	BCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	18.70	$200
173021	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
173022	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
174055	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
174056	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
176552	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
176553	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
176782	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
176860	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
178487	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
178488	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
179957	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
182166	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
182167	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
182675	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
182676	BCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	9.16	$200
183989	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
186024	BCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	17.83	$200
186025	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
186642	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
187132	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
191071	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
191278	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
191379	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
192071	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	19.96	$200
192209	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
204322	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
210552	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
210955	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
210956	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
210957	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
213081	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
213144	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
213340	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.89	$200
214729	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$200
215913	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
215914	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
218825	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
218826	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
221342	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
221343	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
222477	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
226148	BCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	5.65	$200

30-61

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement
226762	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
228536	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
228537	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
228640	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
229296	BCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	6.42	$200
229297	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
229499	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
229500	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
229501	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
230427	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
230428	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
230429	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
230430	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
231791	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
231792	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
237572	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
237573	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
237574	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
239696	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
240790	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
241473	BCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	0.48	$200
241474	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
242456	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
242630	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
242631	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
246632	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
246657	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
248092	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
248093	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
248094	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
248804	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
248805	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
248806	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
249979	BCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	10.09	$200
250587	BCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	4.21	$200
252680	BCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	15.49	$200
261310	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
261311	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
261645	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
262432	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
262484	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
263032	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
265241	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400

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Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement
268495	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
270354	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
275287	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$200
276452	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
278452	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
279806	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
279807	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
281823	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
281824	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
282438	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
282460	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
284751	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
284752	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
284753	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
286611	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
286612	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
287906	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
290506	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
290507	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
290523	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
295230	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
295493	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
295494	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
295840	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
296515	BCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	9.91	$200
296516	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
297067	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
297517	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
297518	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
301840	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
305443	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
305567	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
305568	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
307011	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
307947	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
307948	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
307949	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
308215	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
309187	BCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	5.45	$200
309784	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
311904	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
312194	BCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	5.76	$200
312195	BCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	2.48	$200

30-63

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001

Tenure Number	Tenure Type	Anniversary	Owner	Area	Annual Work Requirement
313776	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
315913	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
316352	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
317017	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
321332	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
323788	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
323789	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
323790	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
324631	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
325113	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
325114	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
325115	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
325711	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
326465	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
327061	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
328676	BCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	5.81	$200
329207	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
329208	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
329608	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
334964	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
334965	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
334966	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
334967	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
334968	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	1.19	$200
335164	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
335566	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
335801	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
336264	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.88	$200
338599	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400
342089	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.90	$400
343685	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.92	$400
344297	SCMC	12-Jul-25	(100) GREENSTONE GOLD MINES GP INC.	20.91	$400

30-64

Equinox Gold Corp. | Greenstone Property NI 43-101 Technical Report	March 30, 2026 SLR Project No.: 123.020701.00001